Filed Pursuant to 424(b)(4)
Registration No. 333-190883

PROSPECTUS

20,000,000 Shares

EVERTEC, Inc.

Common Stock

$22.50 per share

This is a public offering of shares of common stock of EVERTEC, Inc. The selling stockholders identified in this prospectus are selling 20,000,000 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders in this offering.

Our shares of common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “EVTC.” The last reported sale price of our common stock on September 12, 2013 was $22.70 per share.

Following the completion of this offering, we will no longer be a “controlled company” as defined under the NYSE listing rules because the group consisting of funds affiliated with Apollo Global Management, LLC and Popular, Inc. will beneficially own only 36.2% of our shares of outstanding common stock, assuming the underwriters do not exercise their option to purchase up to 3,000,000 additional shares from Apollo. See “Principal and Selling Stockholders.”

We are an “emerging growth company” under applicable federal securities laws and are eligible for reduced public company reporting requirements. See “Risk Factors—Risks Related to Our Business—As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements, which may make our future public filings different than that of other public companies.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

	Price to Public	Underwriting Discounts(1)	Proceeds to Selling Stockholders
Per Share	$22.50	$0.73125	$21.76875
Total	$450,000,000	$14,625,000	$435,375,000

(1)	See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

The underwriters also have an option to purchase up to an additional 3,000,000 shares from Apollo at the public offering price less the underwriting discount.

Delivery of the shares of common stock will be made on or about September 18, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.	J.P. Morgan

Morgan Stanley	Deutsche Bank Securities	BofA Merrill Lynch	Credit Suisse	UBS Investment Bank

William Blair	Apollo Global Securities	Popular Securities

The date of this prospectus is September 12, 2013.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is current only as of its date.

Except as otherwise indicated or unless the context otherwise requires, (a) the terms “EVERTEC,” “we,” “us,” “our,” “the Company” and “our company” refer to EVERTEC, Inc. and its subsidiaries on a consolidated basis, (b) the term “Holdings” refers to EVERTEC Intermediate Holdings, LLC, but not to any of its subsidiaries and (c) the term “EVERTEC, LLC” refers to EVERTEC Group, LLC and its predecessor entities and their subsidiaries on a consolidated basis, including the operations of its predecessor entities prior to the Merger (as defined below). Neither EVERTEC nor Holdings conducts any operations other than with respect to its indirect or direct ownership of EVERTEC, LLC.

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SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus and may not contain all of the information you should consider before making an investment decision. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the historical financial statements and related notes appearing elsewhere in this prospectus. For a more complete description of our business, see the “Business” section in this prospectus.

Company Overview

EVERTEC is the leading full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We process over 1.8 billion transactions annually, and manage the electronic payment network for over 4,100 automated teller machines (“ATM”) and over 104,000 point-of-sale (“POS”) payment terminals. According to the July 2013 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the seventh largest in Latin America based on total number of transactions. We own and operate the ATH network, one of the leading ATM and personal identification number (“PIN”) debit networks in Latin America. In addition, we provide a comprehensive suite of services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions that are essential to their operations, enabling them to issue, process and accept transactions securely, and we believe that our business is well positioned to continue to expand across the fast growing Latin American region.

We are differentiated, in part, by our diversified business model, which enables us to provide our varied customer base with a broad range of transaction processing services from a single source across numerous channels and geographic markets. We believe this single source capability provides several competitive advantages which will enable us to continue to penetrate our existing customer base with new, complementary services, win new customers, develop new sales channels and enter new markets. We believe these competitive advantages include:

•	Our ability to package and provide a range of services across our customers’ business that often need to be sourced from different vendors;

•	Our ability to serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to manage their business as one enterprise; and

•

Our ability to capture and analyze data across the transaction processing value chain to provide value-added services that are differentiated from those offered by ‘pure play’ vendors that only have the technology, capabilities and products to serve one portion of the transaction processing value chain (such as only merchant acquiring or payment processing).

Our broad suite of services span the entire transaction processing value chain and include a range of front-end customer facing solutions as well as back-end support services. These include: (i) merchant acquiring services, which enable POS and e-commerce merchants to accept and process electronic methods of payment such as debit, credit, prepaid and electronic benefits transfer (“EBT”) cards; (ii) payment processing services, which enable financial institutions and other issuers to manage, support and facilitate the processing for credit, debit, prepaid, ATM and EBT card programs; and (iii) business process management solutions, which provide ‘mission critical’ technology solutions such as core bank processing, as well as information technology (“IT”) outsourcing and cash management services to financial institutions, enterprises and governments. We provide these services through a highly scalable, end-to-end technology platform that we manage and operate in-house.

Our end-to-end technology platform includes solutions that encompass the entire transaction processing value chain. This enables us to provide ‘front-end’ processing services, such as the electronic capture and authorization of transactions at the point-of-sale, and ‘back-end’ services, such as the clearing and settlement of transactions and account reconciliation for card issuers. Our platform provides us with the broad range of capabilities, flexibility and operating leverage that enable us to innovate and develop new services, differentiate ourselves in the marketplace and generate significant operating efficiencies to continue to maximize profitability.

We sell and distribute our services primarily through a proprietary direct sales force with strong customer relationships. We are also increasingly building a variety of indirect sales channels which enable us to leverage the distribution capabilities of partners in adjacent markets, including value-added resellers, joint ventures and merchant acquiring alliances. Given our breadth across the transaction processing value chain, our customer base is highly diversified by size, type and geographic footprint.

We benefit from an attractive business model, which is characterized by recurring revenue, significant operating margins and low capital expenditure requirements. Our revenue is recurring in nature because of the mission-critical and embedded nature of the services we provide, the high switching costs associated with these services and the multi-year contracts we negotiate with our customers. Our scalable business model creates significant operating efficiencies. In addition, our business model enables us to continue to grow our business organically without significant additional capital expenditures.

We generate revenues based primarily on transaction fees paid by our merchants and financial institutions in our Merchant Acquiring and Payment Processing segments and on transaction fees or fees based on number of accounts on file in our Business Solutions segment. Our total revenues increased from $276.3 million for the year ended December 31, 2009 to $351.3 million for the twelve months ended June 30, 2013, representing a compound annual growth rate (“CAGR”) of 7%. Our Adjusted EBITDA (as defined below in Note 3 to “—Summary Historical Consolidated and Combined Financial Data”) increased from $117.6 million for the year ended December 31, 2009 to $175.3 million for the twelve months ended June 30, 2013, representing a CAGR of 12%. Our Adjusted Net Income (as defined below in Note 3 to “—Summary Historical Consolidated and Combined Financial Data”) increased from $58.2 million for the year ended December 31, 2009 to $100.0 million for the twelve months ended June 30, 2013, representing a CAGR of 17%.

History and Separation from Popular

We have a 25 year operating history in the transaction processing industry. Prior to the Merger on September 30, 2010, EVERTEC, LLC was 100% owned by Popular, Inc. (“Popular”), the largest financial institution in the Caribbean, and operated substantially as an independent entity within Popular. In September 2010, Apollo Global Management, LLC, a leading private equity investor, acquired a 51% interest in EVERTEC and shortly thereafter, we began the transition to a separate, stand-alone entity. As a stand-alone company, we have made substantial investments in our technology and infrastructure, recruited various senior executives with significant transaction processing experience in Latin America, enhanced our profitability through targeted productivity and cost savings actions and broadened our footprint beyond the markets historically served.

We continue to benefit from our relationship with Popular. Popular is our largest customer, acts as one of our largest merchant referral partners and sponsors us with the card associations (such as Visa or MasterCard), enabling merchants to accept these card associations’ credit card transactions. Popular also provides merchant sponsorship as one of the participants of the ATH network, enabling merchants to connect to the ATH network and accept ATH debit card transactions. We provide a number of critical products and services to Popular, which are governed by a 15-year Amended and Restated Master Services Agreement (the “Master Services Agreement”) that runs through 2025. For more information on the Master Services Agreement and other related party agreements, see “—Principal Stockholders” and “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger.”

Industry Trends

Shift to Electronic Payments

The ongoing migration from cash, check and other paper methods of payment to electronic payments continues to benefit the transaction processing industry globally. This migration is driven by factors including customer convenience, marketing efforts by financial institutions, card issuer rewards and the development of new forms of payment. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to more mature U.S. and European markets and that this ongoing shift will continue to generate substantial growth opportunities for our business.

Fast Growing Latin American and Caribbean Financial Services and Payments Markets

Currently, the adoption of banking products, including electronic payments, in the Latin American and Caribbean region is lower relative to the mature U.S. and European markets. As these markets continue to evolve and grow, the emergence of a larger and more sophisticated consumer base will influence and drive an increase in card and electronic payments usage. According to the January 2013 Nilson Report, Latin American purchase transactions are projected to grow at a CAGR of 15% through 2016 (as illustrated in the chart below) and represents the third fastest growing market in the world.

We believe that the attractive characteristics of our markets and our leadership positions across multiple services and sectors will continue to drive growth and profitability in our businesses.

Ongoing Technology Outsourcing Trends

Financial institutions globally are facing significant challenges including the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and increasing regulation that could potentially curb profitability. Many of these institutions have traditionally fulfilled their IT needs through legacy computer systems, operated by the institution itself. Legacy systems are generally highly proprietary, inflexible and costly to operate and maintain and we believe the trend to outsource in-house technology systems and processes by financial institutions will continue. According to estimates published by Gartner Dataquest Market Statistics in July 2013, the banking and securities sector in Latin America is forecasted to have $34 billion of annual IT expenditures by 2017. We believe our ability to provide integrated, open, flexible, customer-centric and efficient IT products and services cater to the evolving needs of our customers, particularly for small- and mid-sized financial institutions in the Latin American markets in which we operate.

Industry Innovation

The electronic payments industry experiences ongoing technology innovation. Emerging payment technologies such as prepaid cards, contactless payments, payroll cards, mobile commerce, online “wallets” and innovative POS devices facilitate the continued shift away from cash, check and other paper methods of payment. According to the 2012 World Payments Report, the number of online payments for e-commerce activities and number of payments using mobile devices are projected to grow at compound annual growth rates of 20.0% and 52.7%, respectively from 2009 to 2013. The increasing demand for new and flexible payment options catering to a wider range of consumer segments is driving growth in the electronic payment processing sector.

Our Competitive Strengths

Market Leadership in Latin America and the Caribbean

We believe we have an inherent competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, as well as our first-hand knowledge of the Latin American and Caribbean markets, language and culture. We have built leadership positions across the transaction processing value chain in the geographic markets that we serve, which we believe will enable us to continue to penetrate our core markets and provide advantages to enter new markets. According to the July 2013 Nilson Report, we are the seventh largest merchant acquirer in Latin America and the largest in the Caribbean and Central America based on total number of transactions. We own and operate the ATH network, one of the leading ATM and PIN debit networks in Latin America. The ATH network and processing businesses processed over one billion transactions in 2012, which according to management estimates, makes ATH branded products the most frequently used electronic method of payment in Puerto Rico, exceeding the total transaction volume of Visa, MasterCard, American Express and Discover, combined. Given our scale and customer base of top tier financial institutions and government entities, we believe we are the leading card issuer and core bank processor in the Caribbean and the only non-bank provider of cash processing services to the U.S. Federal Reserve in the Caribbean. We believe our competitive position and strong brand recognition increases card acceptance, driving usage of our proprietary network, and presents opportunities for future strategic relationships.

Diversified Business Model Across the Transaction Processing Value Chain

Our leadership position in the region is driven in part by our diversified business model which provides the full range of merchant acquiring, payment processing and business solutions services to financial institutions, merchants, corporations and government agencies across different geographies. We offer end-to-end technology solutions through a single provider and we have the ability to tailor and customize the features and functionality of all our products and services to the specific requirements of our customers in various industries and across geographic markets. We believe the breadth of our offerings enables us to penetrate our customer base from a variety of perspectives and positions us favorably to cross-sell our other offerings over time. For example, we may host a client’s electronic cash register software (part of the Business Solutions segment), acquire transactions that originate at that electronic cash register (part of the Merchant Acquiring segment), route the transaction through the ATH network (part of the Payment Processing segment), and finally settle the transaction between the client and the issuer bank (part of the Payment Processing segment). In addition, we can serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to access one processing platform and manage their business as one enterprise. We believe these services are becoming increasingly complementary and integrated as our customers seek to capture, analyze and monetize the vast amounts of data that they process across their enterprises. As a result, we are able to capture significant value across the transaction processing value chain and believe that this combination of attributes represents a differentiated value proposition vis-à-vis our competitors who have a limited product and service offering.

Broad and Deep Customer Relationships and Recurring Revenue Business Model

We have built a strong and long-standing portfolio of top tier financial institution, merchant, corporate and government customers across Latin America and the Caribbean, which provide us with a reliable, recurring revenue base and powerful references that have helped us expand into new channels and geographic markets. Customers representing approximately 99% of our 2011 revenue continued to be customers in 2012, due to the mission-critical and embedded nature of the services provided and the high switching costs associated with these services. Our Payment Processing and Merchant Acquiring segments, as well as certain business lines representing the majority of our Business Solutions segment, generate recurring revenues that collectively accounted for approximately 87% of our total revenues in 2012. We receive recurring revenues from services based on our customers’ on-going daily commercial activity such as processing loans, hosting accounts and information on our servers, and processing everyday payments at grocery stores, gas stations and similar establishments. We generally provide these services under one to five year contracts, often with automatic renewals. We also provide a few project-based services that generate non-recurring revenues in our Business Solutions segment such as IT consulting for a specific project or integration. Additionally, we entered into a 15-year Master Services Agreement with Popular on September 30, 2010. We provide a number of critical payment processing and business solutions products and services to Popular and benefit from the bank’s distribution network and continued support. Through our long-standing and diverse customer relationships, we are able to gain valuable insight into trends in the marketplace that allows us to identify new market opportunities. In addition, we believe the recurring nature of our business model provides us with significant revenue and earnings stability.

Highly Scalable, End-to-End Technology Platform

Our diversified business model is supported by our highly scalable, end-to-end technology platform which allows us to provide a full range of transaction processing services and develop and deploy a broad suite of technology solutions to our customers at low incremental costs and increasing operating efficiencies. We have spent over $130 million over the last five years on technology investments to continue to build the capacity and functionality of our platform and we have been able to achieve attractive economies of scale with flexible product development capabilities. We have a proven ability to seamlessly leverage our existing platforms to develop new products and services and expand in new markets. We believe that our platform will increasingly allow us to provide differentiated services to our customers and facilitate further expansion into new sales channels and geographic markets.

Experienced Management Team with a Strong Track Record of Execution

We have grown our revenue organically by introducing new products and services and expanding our geographic footprint throughout Latin America. We have a proven track record of creating value from operational and technology improvements and capitalizing on cross-selling opportunities. We have combined new leadership at EVERTEC, bringing many years of industry experience, with long-standing leadership at the operating business level. In 2012, Peter Harrington, former President of Latin America and Canada for First Data Corporation, joined our management team as our President and Chief Executive Officer. Also, in 2012, Philip Steurer, former Senior Vice President of Latin America for First Data Corporation, joined our management team as our Chief Operating Officer. Mr. Harrington and Mr. Steurer both have extensive experience managing and growing transaction processing businesses in Latin America as well as North America, Asia and Europe. In addition, we successfully executed our separation from Popular, transitioning EVERTEC from a division of a larger company to a stand-alone entity with public company best practices. Instrumental to this transition was our Chief Financial Officer Juan J. Román, former CFO of Triple-S Management, a publicly listed insurance company. Collectively our management team benefits from an average of over 20 years of industry experience and we believe they are well positioned to continue to drive growth across business lines and regions.

Our Growth Strategy

We intend to grow our business by continuing to execute on the following business strategies:

Continue Cross-Sales to Existing Customers

We seek to grow revenue by continuing to sell additional products and services to our existing merchant, financial institution, corporate and government customers. We intend to broaden and deepen our customer relationships by leveraging our full suite of end-to-end technology solutions. For example, we believe that there is significant opportunity to cross-sell our network services, ATM point-of-sale processing and card issuer processing services to our over 180 existing financial institution customers, particularly in markets outside of Puerto Rico. We will also seek to continue to cross-sell value added services into our existing merchant base of over 25,000 locations.

Leverage Our Franchise to Attract New Customers in the Markets We Currently Serve

We intend to attract new customers by leveraging our comprehensive product and services offering, the strength of our brand and our leading end-to-end technology platform. Furthermore, we believe we are uniquely positioned to develop new products and services to take advantage of our access to and position in markets we currently serve. For example, in markets we serve outside of Puerto Rico, we believe there is a significant opportunity to penetrate small to medium financial institutions with our products and services, as well as to penetrate governments with offerings such as EBT.

Expand in the Latin American Region

We believe there is substantial opportunity to expand our businesses in the Latin American region. We believe that we have a competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, breadth of products and services as well as our first-hand knowledge of Latin American markets, language and culture. Significant growth opportunities exist in a number of large markets such as Colombia, México, Chile and Argentina. We also believe that there is an opportunity to provide our services to existing financial institution customers in other regions where they operate. Additionally, we continually evaluate our strategic plans for geographic expansion, which can be achieved through joint ventures, partnerships, alliances or strategic acquisitions.

Develop New Products and Services

Our experience with our customers provides us with insight into their needs and enables us to continuously develop new transaction processing services. We plan to continue growing our merchant, financial institution, corporate and government customer base by developing and offering additional value-added products and services to cross-sell along with our core offerings. We intend to continue to focus on these and other new product opportunities in order to take advantage of our leadership position in the transaction processing industry in the Latin American and Caribbean region.

Our Business

We offer our customers end-to-end products and solutions across the transaction processing value chain from a single source across numerous channels and geographic markets, as further described below.

Merchant Acquiring

According to the July 2013 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the seventh largest in Latin America based on total number of transactions. Our Merchant Acquiring business provides services to merchants at over 25,000 locations that allow them to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Our full suite of merchant acquiring services includes, but is not limited to, the underwriting of each merchant’s contract, the deployment of POS devices and other equipment necessary to capture merchant transactions, the processing of transactions at the point-of-sale, the settlement of funds with the participating financial institution, detailed sales reports and customer support. We also rent POS devices to financial institution customers who seek to deploy them across their own businesses. In 2012, our Merchant Acquiring business processed over 280 million transactions.

Our Merchant Acquiring business generated $70.5 million, or 20.1%, of total revenues and $34.7 million, or 26.7%, of total segment income from operations for the twelve months ended June 30, 2013.

Payment Processing

We are the largest card processor and network services provider in the Caribbean. We provide an innovative and diversified suite of payment processing services to blue chip regional and global corporate customers, government agencies, and financial institutions across Latin American and the Caribbean. These services provide the infrastructure technology necessary to facilitate the processing and routing of payments across the transaction processing value chain.

At the point-of-sale, we sell transaction processing technology solutions, similar to the services in our Merchant Acquiring business, to other merchant acquirers to enable them to service their own merchant customers. We also offer terminal driving solutions to merchants, merchant acquirers (including our Merchant Acquiring business) and financial institutions, which provide the technology to securely operate, manage and monitor POS terminals and ATMs. We also rent POS devices to financial institution customers who seek to deploy them across their own businesses. We currently provide technology services for over 4,100 ATMs and over 104,000 POS terminals in the region and are continuously certifying new machines and devices to expand this reach.

To connect the POS terminals to card issuers, we own and operate the ATH network, one of the leading ATM and PIN debit networks in Latin America. The ATH network connects the merchant or merchant acquirer to the card issuer and enables transactions to be routed or “switched” across the transaction processing value chain. The ATH network offers the technology, communications standards, rules and procedures, security and encryption, funds settlement and common branding that allow consumers, merchants, merchant acquirers, ATMs, card issuer processors and card issuers to conduct commerce seamlessly, across a variety of channels, similar to the services provided by Visa and MasterCard. The ATH network and processing businesses processed over one billion transactions in 2012. Over 70% of all ATM transactions and over 80% of all debit transactions in Puerto Rico are processed through the ATH network.

To enable financial institutions, governments and other businesses to issue and operate a range of payment products and services, we offer an array of card processing and other payment technology services, such as internet and mobile banking software services, bill payment systems and EBT solutions. Financial institutions and certain retailers outsource to us certain card processing services such as card issuance, processing card applications, cardholder account maintenance, transaction authorization and posting, fraud and risk management services, and settlement. Our payment products include electronic check processing, automated clearing house (“ACH”), lockbox, online, interactive voice response and web-based payments through personalized websites, among others.

We have been the only provider of EBT services to the Puerto Rican government since 1998, processing approximately $2.5 billion in volume annually. Our EBT application allows certain agencies to deliver government benefits to participants through a magnetic card system and serves over 840,000 active participants.

Our Payment Processing business accounted for $96.5 million, or 27.5%, of total revenues and $53.9 million, or 41.5%, of total segment income from operations for the twelve months ended June 30, 2013.

Business Solutions

We provide our financial institution, corporate and government customers with a full suite of business process management solutions including specifically core bank processing, network hosting and management, IT consulting services, business process outsourcing, item and cash processing, and fulfillment. In addition, we believe we are the only non-bank provider of cash processing services to the U.S. Federal Reserve in the Caribbean.

Our Business Solutions business accounted for $184.3 million, or 52.4%, of total revenues and $41.2 million, or 31.8%, of total segment income from operations for the twelve months ended June 30, 2013.

Initial Public Offering

On April 17, 2013, we completed our initial public offering of 28,789,943 shares of common stock at a price to the public of $20.00 per share. A total of 6,250,000 shares were offered by us and a total of 22,539,943 shares were offered by selling stockholders, of which 13,739,284 shares were sold by an affiliate of Apollo Global Management, LLC and 8,800,659 shares were sold by Popular. We used the net proceeds of approximately $117.4 million from our sale of shares in the initial public offering and proceeds from borrowings under the 2013 Credit Agreement (as defined below), together with available cash on hand, to redeem our 11.0% senior notes due 2018 (the “senior notes”) and to refinance our previous senior secured credit facilities.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

•	our high level of indebtedness;

•	our reliance on our relationship with Popular;

•	the continuing market position of the ATH network despite competition and potential shifts in consumer payment preferences;

•	the geographical concentration of our business in Puerto Rico;

•	operating an international business in multiple regions with potential political and economic instability, including Latin America;

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our dependence on our processing systems, technology infrastructure, security systems and fraudulent payment detection systems and our ability to develop, install and adopt new software, technology and computing systems;

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the impacts of being subject to regulatory oversight and examination, including the possibility of being restricted from engaging in certain new activities or businesses, whether organically or by acquisition;

•	our ability to execute our geographic expansion and corporate development strategies;

•	although we will no longer be a “controlled company” following this offering, Apollo and Popular will continue to be able to significantly influence our decisions; and

•	evolving industry standards, changes in the regulatory environment and adverse changes in global economic, political and other conditions.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Recent Developments

On August 7, 2013, our board of directors (our “Board”) approved a regular quarterly cash dividend of $0.10 per common share. The first quarterly dividend was paid on September 6, 2013 to stockholders of record at the close of business on August 19, 2013. See “Dividend Policy.”

EVERTEC, Inc. (formerly Carib Latam Holdings, Inc.) is a Puerto Rico corporation organized in April 2012. EVERTEC’s main operating subsidiary, EVERTEC Group, LLC (formerly EVERTEC, LLC and EVERTEC, Inc.) was organized in 1988 and was formerly a wholly-owned subsidiary of Popular. On September 30, 2010, pursuant to an Agreement and Plan of Merger (as amended, the “Merger Agreement”), EVERTEC, LLC became a wholly-owned subsidiary of EVERTEC Intermediate Holdings, LLC (formerly Carib Holdings, LLC and Carib Holdings, Inc.), with Apollo owning approximately 51% and Popular owning approximately 49% of the then outstanding voting capital stock of Holdings (the “Merger”). See “Certain Relationships and Related Party Transactions” for additional information regarding the Merger Agreement.

On April 13, 2012, EVERTEC, Inc. was formed in order to act as the new parent company of Holdings and its subsidiaries, including EVERTEC, LLC, and shortly thereafter Holdings and EVERTEC, LLC were converted from Puerto Rico corporations to Puerto Rico limited liability companies for the purpose of improving the consolidated tax efficiency of our company. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Reorganization.” Prior to such Reorganization, EVERTEC, LLC was a corporation known as EVERTEC, Inc. and Holdings was a corporation known as Carib Holdings, Inc.

Our principal executive offices are located at Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926 and our telephone number is (787) 759-9999. Our website is www.evertecinc.com. We make our website content available for information purposes only. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. You should not rely upon the information on our website for investment purposes.

Ownership and Corporate Structure

The following chart summarizes our corporate organization after giving effect to this offering (assuming no exercise of the underwriters’ option to purchase up to 3,000,000 additional shares of common stock from Apollo).

Principal Stockholders

Apollo: AP Carib Holdings, Ltd. (“Apollo”), an investment vehicle indirectly managed by Apollo Management VII, L.P. (“Apollo Management”), an affiliate of Apollo Global Management, LLC (together with its subsidiaries, including Apollo Management, “AGM”), acquired an approximately 51% indirect ownership interest in EVERTEC, LLC as part of the Merger, and after the consummation of this offering, will own approximately 14.9% of our common stock (or 11.2% if the underwriters exercise their option to purchase additional shares in full). AGM is a leading global alternative investment manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of June 30, 2013, AGM and its subsidiaries had assets under management of approximately $113 billion invested in its private equity, credit and real estate businesses.

Popular: Popular retained an approximately 49% indirect ownership interest in EVERTEC, LLC as part of the Merger and after the consummation of this offering, will own approximately 21.3% of our common stock. Popular, Inc. (NASDAQ: BPOP), whose principal banking subsidiary’s history dates back to 1893, is the No. 1 bank holding company by both assets and deposits based in Puerto Rico, and, as of June 30, 2013, ranks 45th by assets among U.S. bank holding companies. In the United States, Popular has established a community-banking franchise providing a broad range of financial services and products with branches in New York, New Jersey, Illinois, Florida and California. In 2010, Popular raised $1.15 billion in proceeds from a public equity offering, and successfully completed an FDIC-assisted acquisition of Westernbank Puerto Rico.

In connection with the Merger, we entered into several agreements with Apollo and Popular, including a Stockholder Agreement with Apollo, Popular and all of our other stockholders at such time (as amended, the “Stockholder Agreement”) and a 15-year Master Services Agreement with Popular. Under the Stockholder Agreement, each of Apollo and Popular were granted significant control over matters requiring board or stockholder approval, including the election of directors, and, for so long as it owns, together with its affiliates, at least 20% of our outstanding common stock, certain corporate transactions such as issuances of equity, acquisitions or dispositions of significant assets, amendments of our organizational documents, incurring debt for borrowed money, and entering into significant contracts and related party transactions. In accordance with the Stockholder Agreement, our Board is currently comprised of five directors nominated by Apollo, three directors nominated by Popular and one management director. Subject to applicable law, each of Apollo and Popular will have certain director nomination rights tied to their ownership of our outstanding common stock. Each of Apollo and Popular has agreed to vote all of the shares of our common stock owned by it and its affiliates, and to take all other actions within its control, to cause the election of directors nominated in accordance with the Stockholder Agreement. Similarly, we have agreed to take all actions within our control necessary and desirable to cause the election of directors nominated in accordance with the Stockholder Agreement. Immediately after this offering, Apollo and Popular will own 14.9% and 21.3%, respectively (or 11.2% and 21.3%, respectively, if the underwriters’ option to purchase up to 3,000,000 additional shares of common stock from Apollo is exercised in full), of our outstanding common stock. As a result, subject to applicable law and the Stockholder Agreement described in this prospectus, immediately after this offering Apollo and Popular will each have the right to nominate two members of our Board. In addition, based on the ownership levels immediately after this offering, Popular will continue to have the consent rights tied to 20% ownership or any lower threshold and Apollo will have the rights tied to 10% ownership or any lower threshold. The Stockholder Agreement also grants certain demand and piggyback registration rights to Apollo, Popular and the other parties thereto. Under the Stockholder Agreement, we agreed not to engage in any business (including commencing operations in any country in which we do not currently operate), subject to certain exceptions, if such activity would reasonably require Popular or an affiliate of Popular to seek regulatory approval from, or provide notice to, any bank regulatory authority. Under the Master Services Agreement, we provide a number of critical payment processing and business solutions products and services to Popular, who agreed to continue to utilize our services on an exclusive basis on commercial terms consistent with the terms of our historical relationship. For more information on the Stockholder Agreement, Master Services Agreement and other agreements, with Apollo and Popular, see “Certain Relationships and Related Party Transactions.”

The Offering

Issuer	EVERTEC, Inc.

Common stock offered by selling stockholders	20,000,000 shares

Common stock to be outstanding immediately after the offering	81,909,582 shares

Underwriters’ option to purchase additional shares of common stock in this offering	Apollo has granted to the underwriters a 30-day option to purchase up to 3,000,000 additional shares at the public offering price less underwriting discounts.

Common stock voting rights	Each share of our common stock entitles its holder to one vote.

Dividend policy	We currently have a policy under which we pay a regular quarterly dividend on our common stock, subject to the declaration thereof each quarter by our Board. On August 7, 2013, our Board declared a regular quarterly cash dividend of $0.10 per share of common stock. The initial cash dividend of $0.10 per share was paid on September 6, 2013 to stockholders of record as of the close of business on August 19, 2013. Due to the timing of the sale of shares contemplated by this prospectus, purchasers of shares in this offering will not be entitled to receive the quarterly dividend declared on August 7, 2013 and which was paid on September 6, 2013.

Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board and will depend on many factors, including our financial condition, earnings, available cash, business opportunities, legal requirements, restrictions in our debt agreements and other contracts, capital requirements, level of indebtedness and other factors that our Board deems relevant. See “Dividend Policy.”

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common stock pursuant to this prospectus. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Listing	Our shares of common stock are listed on the NYSE under the trading symbol “EVTC.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 19 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Conflicts of interest	Each of Apollo Global Securities, LLC, an affiliate of Apollo, and Popular Securities, Inc., an affiliate of Popular, will be an underwriter of this offering. Since each of Apollo and Popular owns more than 10% of our outstanding common stock, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. In addition, because Apollo and Popular will be selling stockholders and will receive more than 5% of the proceeds of this offering, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(C)(ii) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. Since neither Apollo Global Securities, LLC nor Popular Securities, Inc. is primarily responsible for managing this offering, pursuant to FINRA Rule 5121(a)(1)(A), the appointment of a qualified independent underwriter is not necessary. As such, neither Apollo Global Securities, LLC nor Popular Securities, Inc. will confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. See “Underwriting (Conflicts of Interest).”

Except as otherwise indicated, all of the information in this prospectus assumes or reflects no exercise of the underwriters’ option to purchase up to 3,000,000 additional shares of common stock from Apollo.

Except where we state otherwise, the information with respect to our common stock we present in this prospectus, including as set forth above:

•

does not give effect to 1,213,447 shares of our common stock issuable upon the exercise of outstanding options as of September 12, 2013, at a weighted-average exercise price of $2.24 per share, and 9,133 restricted stock units as of September 12, 2013, which are subject to vesting; and

•	does not give effect to 6,713,375 shares of common stock reserved for future issuance under the Equity Incentive Plans (as defined in “Management—Executive Compensation”).

You should refer to the section entitled “Risk Factors” for an explanation of certain risks of investing in our common stock.

Summary Historical Consolidated and Combined Financial Data

We have presented in this prospectus selected historical combined financial data of EVERTEC Business Group (“Predecessor”) and selected historical consolidated financial data of EVERTEC and Holdings (Successor) during the periods presented. We have also presented in this prospectus the audited consolidated financial statements of EVERTEC as of and for the years ended December 31, 2012 and 2011, which have been prepared, in each case, in accordance with GAAP.

The summary consolidated financial data as of and for the year ended December 31, 2011 and 2012 have been derived from the audited consolidated financial statements of EVERTEC and related notes appearing elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2010 and for the three months ended December 31, 2010 have been derived from the audited consolidated financial statements of Holdings not included in this prospectus. Also, the summary historical combined financial data for the nine months ended September 30, 2010 have been derived from the audited combined financial statements of EVERTEC Business Group (Predecessor) not included in this prospectus. The summary historical combined financial data for the year ended December 31, 2009 has been derived from the unaudited combined financial statements of EVERTEC Business Group (Predecessor) not included in this prospectus.

The summary unaudited historical consolidated financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from the unaudited consolidated financial statements of EVERTEC appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the audited consolidated and combined financial statements of EVERTEC appearing elsewhere in this prospectus. In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for such period.

The results of operations for any period, including interim periods, are not necessarily indicative of the results to be expected for any future period and the historical consolidated and combined financial data presented below and elsewhere in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we operated as a separate stand-alone entity during the Predecessor period. The summary historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, “Capitalization,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

	Predecessor		Successor
(Dollar amounts in thousands)	Year ended December 31, 2009	Nine months ended September 30, 2010	Three months ended December 31, 2010(1)	Year ended December 31, 2011	Year ended December 31, 2012	Six months ended June 30, 2012	Six months ended June 30, 2013	Twelve months ended June 30, 2013
Statement of Income Data:
Revenues:
Merchant acquiring, net	$48,744	$39,761	$14,789	$61,997	$69,591	$34,689	$35,624	$70,526
Payment processing	74,728	56,777	21,034	85,691	94,801	46,702	48,397	96,496
Business solutions	152,827	118,482	46,586	173,434	177,292	85,469	92,493	184,316

Total revenues	276,299	215,020	82,409	321,122	341,684	166,860	176,514	351,338

Operating costs and expenses
Cost of revenues, exclusive of depreciation and amortization shown below	150,070	113,246	41,839	155,377	158,860	77,572	82,759	164,047
Selling, general and administrative expenses	25,639	27,000	8,392	33,339	31,686	17,464	21,001	35,223
Depreciation and amortization	24,500	19,425	17,722	69,891	71,492	35,752	35,417	71,157

Total operating costs and expenses	200,209	159,671	67,953	258,607	262,038	130,788	139,177	270,427

Income from operations	76,090	55,349	14,456	62,515	79,646	36,072	37,337	80,911

Non-operating income (expenses)
Interest income	1,048	360	118	797	320	199	93	214
Interest expense	(91)	(70)	(13,436)	(50,957)	(54,331)	(24,430)	(25,011)	(54,912)
Earnings of equity method investments	3,508	2,270	—	833	564	575	625	614
Other (expenses) income:
Voluntary Retirement Program (“VRP”) expense	—	—	—	(14,529)	—	—	—	—
Merger and advisory-related costs	—	—	(34,848)	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	(58,464)	(58,464)
Termination of consulting agreements	—	—	—	—	—	—	(16,718)	(16,718)
Other income (expenses)	7,942	2,276	(1,316)	(3,672)	(8,491)	(10,657)	(2,286)	(120)

Total other income (expense)	7,942	2,276	(36,164)	(18,201)	(8,491)	(10,657)	(77,468)	(75,302)

Total non-operating income (expenses)	12,407	4,836	(49,482)	(67,528)	(61,938)	(34,313)	(101,761)	(129,386)

Income (loss) before income taxes	88,497	60,185	(35,026)	(5,013)	17,708	1,759	(64,424)	(48,475)
Income tax expense (benefit)	30,659	23,017	(14,450)	(29,227)	(59,658)	258	(4,961)	(64,877)

Net income (loss) from continuing operations	57,838	37,168	(20,576)	24,214	77,366	1,501	(59,463)	16,402
Net income from discontinued operations	1,813	117	—	—	—	—	—	—

Net income (loss)	$59,651	$37,285	$(20,576)	$24,214	$77,366	$1,501	$(59,463)	$16,402

	Predecessor		Successor
(Dollar amounts in thousands)	Year ended December 31, 2009	Nine months ended September 30, 2010	Three months ended December 31, 2010(1)	Year ended December 31, 2011	Year ended December 31, 2012	Six months ended June 30, 2012	Six months ended June 30, 2013	Twelve months ended June 30, 2013
Other Financial Data:
EBITDA(2)	$112,040	$79,320	$(3,986)	$115,038	$143,211	$61,742	$(4,089)	$77,380
Adjusted EBITDA(2)	117,575	92,290	36,508	149,118	169,586	79,425	85,182	175,343
Adjusted Net Income(2)	58,223	49,420	14,702	71,625	84,443	40,823	56,362	99,982
Cash interest expense(3)	91	70	12,652	43,394	49,643	22,184	22,800	50,259
Capital expenditures	22,701	30,468	10,541	21,858	27,262	8,750	11,662	30,174
Net cash provided by (used in) operating activities from continuing operations	65,464	63,701	(16,752)	69,371	82,664	41,995	(13,902)	26,767
Net cash (used in) provided by investing activities from continuing operations	(2,692)	16,153	(496,598)	(31,747)	(27,042)	(9,068)	(12,344)	(30,318)
Net cash (used in) provided by financing activities from continuing operations	(77,710)	(65,796)	539,990	(36,623)	(86,188)	(62,971)	20,199	(3,018)
Balance Sheet Data (at period end):
Cash(4)	$11,891	$—	$55,199	$56,200	$25,634	$26,156	$19,587	$19,587
Working capital(5)	82,272	—	62,226	87,267	33,078	59,936	38,148	38,148
Total assets	243,445	—	1,092,179	1,046,860	977,745	980,553	947,281	947,281
Total long-term liabilities	481	—	673,736	615,713	758,395	824,704	691,897	691,897
Total debt	1,413	—	562,173	523,833	763,756	735,638	702,401	702,401
Total net debt(6)	—	—	506,974	467,633	738,122	709,482	682,814	682,814
Total equity	211,475	—	339,613	366,176	122,455	101,048	166,677	166,677

(1)	We define the “three months ended December 31, 2010” as the financial results of Holdings for the period from its inception on June 25, 2010 to December 31, 2010, consisting primarily of merger and advisory-related costs incurred prior to the Merger on September 30, 2010, and following the Merger consisting primarily of EVERTEC, LLC results of operations.
(2)	EBITDA, Adjusted EBITDA and Adjusted Net Income are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities, as indicators of cash flows or as measures of our liquidity.

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments described below. We define “Adjusted Net Income” as net income as adjusted to exclude unusual items and other adjustments described below.

We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted Net Income may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA, Adjusted EBITDA and Adjusted Net Income in the same manner. We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA for the periods presented is consistent with the equivalent measurements that are contained in the senior secured credit facilities in testing EVERTEC, LLC’s compliance with the covenants therein such as interest coverage and debt incurrence. We use Adjusted Net Income to measure our overall profitability because it better reflects our cash flow generation by capturing the actual cash taxes paid rather than our tax expense as calculated under GAAP and excludes the impact of the non-cash amortization and depreciation that was created as a result of the Merger. In addition, in evaluating EBITDA, Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted Net Income are as follows:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

other companies, including other companies in our industry, may not use EBITDA, Adjusted EBITDA and Adjusted Net Income or may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

A reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income is provided below:

	Predecessor		Successor
(Dollar amounts in thousands)	Year ended December 31, 2009	Nine months ended September 30, 2010	Three months ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012	Six months ended June 30, 2012	Six months ended June 30, 2013	Twelve months ended June 30, 2013
Net income (loss)	$57,838	$37,168	$(20,576)	$24,214	$77,366	$1,501	$(59,463)	$16,402
Income tax expense (benefit)	30,659	23,017	(14,450)	(29,227)	(59,658)	258	(4,961)	(64,877)
Interest (income) expense	(957)	(290)	13,318	50,160	54,011	24,231	24,918	54,698
Depreciation and amortization	24,500	19,425	17,722	69,891	71,492	35,752	35,417	71,157

EBITDA	112,040	79,320	(3,986)	115,038	143,211	61,742	(4,089)	77,380
Stand-alone cost savings and software maintenance reimbursement(a)	6,411	4,930	36	2,570	2,429	1,307	1,091	2,213
Disposals(b)	(9,440)	(3,916)	60	—	—	—	—	—
Equity income(c)	47	(852)	1,514	635	1,057	153	(124)	780
Compensation and benefits(d)	(629)	6,976	(408)	15,970	3,795	3,100	6,549	7,244
Pro forma cost reduction adjustments(e)	—	—	—	—	2,150		150	2,300
Pro forma VRP benefits(f)	—	—	1,584	4,751	—	—	—	—
Transaction, refinancing and other non-recurring fees(g)	1,246	565	37,113	8,015	15,246	11,734	61,515	65,027
Management fees(h)	—	—	—	2,532	2,982	1,491	20,109	21,600
Westernbank EBITDA(i)	7,900	5,267	—	—	—	—	—	—
Purchase accounting(j)	—	—	595	(393)	(1,284)	(102)	(19)	(1,201)

Adjusted EBITDA	117,575	92,290	36,508	149,118	169,586	79,425	85,182	175,343
Pro forma EBITDA adjustments(k)	(14,221)	(8,727)	(1,425)	(4,755)	(2,150)	—	(150)	(2,300)
Operating depreciation and amortization(l)	(23,690)	(18,881)	(7,401)	(28,935)	(31,287)	(15,370)	(15,894)	(31,811)
Cash interest income (expense), net(m)	957	290	(12,533)	(42,165)	(48,921)	(21,804)	(11,110)	(38,227)
Cash income taxes(n)	(22,398)	(15,552)	(448)	(1,638)	(2,785)	(1,428)	(1,666)	(3,023)

Adjusted Net Income	$58,223	$49,420	$14,701	$71,625	$84,443	$40,823	$56,362	$99,982

(a)	For the years ended December 31, 2011 and 2012, and for the six months ended June 30, 2012 and 2013, primarily represents reimbursements received for certain software maintenance expenses as part of the Merger. For the year ended December 31, 2009 and the 2010 periods, primarily represents stand-alone net savings for costs historically allocated to EVERTEC by Popular which did not continue post closing of the Merger. The allocations were primarily based on a percentage of revenues or costs (and not based on actual costs incurred) and related to corporate functions such as accounting, tax, treasury, payroll and benefits, risk management, institutional marketing, legal, public relations and compliance. The allocations amounted to $9.8 million and $7.5 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, which were partially offset by estimated annual stand-alone costs of $3.4 million and $2.6 million for the same respective periods.
(b)	Relates to adjustments on the disposal of investments and businesses as follows: (i) removal of the gain resulting from the sale of Visa stock, (ii) removal of the gain realized on the sale of our equity interest in Inmediata Health Group, Corp., in April 2010 and related equity income, (iii) removal of the allocations previously charged to our discontinued Venezuela operations and (iv) the write-off of certain investment securities during the three months ended December 31, 2010.

(c)	Represents the elimination of historical non-cash equity in earnings of investments reported in net income from our 53.97% equity ownership in CONTADO and 31.11% equity ownership in Serfinsa prior to September 30, 2010 and 19.99% equity ownership of CONTADO after March 31, 2011, net of cash dividends received from CONTADO. Cash dividends from CONTADO were $1.9 million and $1.5 million for the year ended December 31, 2009 and nine months ended September 30, 2010. Cash dividends from CONTADO for the years ended December 31, 2011 and 2012 were $1.5 million and $1.6 million, respectively, and $0.7 million and $0.5 million for the six months ended June 30, 2012 and 2013, respectively. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—CONTADO and Serfinsa.”
(d)	For the six months and the twelve months ended June 30, 2013 primarily represents non-cash equity based compensation expense. For the six months ended June 30, 2012 and the year ended December 31, 2012 mainly represents a one-time payment of $2.2 million as a result of the former CEO’s employment modification agreement and other adjustments related to non-cash equity based compensation. For the year ended December 31, 2011 mainly represents one-time costs related to the VRP and other adjustments related to non-cash equity based compensation. For the 2010 periods primarily represents non-recurring bonuses and the payroll tax impact of awards given to certain of our employees in connection with the Merger, partially offset by estimated costs for the anticipated reinstatement of EVERTEC’s matching contribution plan that was suspended in March 2009 and reinstated in March 2011.
(e)	Reflects the pro forma effect of the expected net savings primarily in compensation and benefits from the reduction of certain employees, temporary employees and professional services. This pro forma amount was calculated using the net amount of actual expenses for temporary employees and professional services for the twelve month period prior to their replacement, separation and/or elimination net of the incremental cost of the new full-time employees that were hired.
(f)	For the year ended December 31, 2011 and the three months ended December 31, 2010, adjustment represents the pro forma net savings in compensation and benefits related to the employees that participated in the VRP. The pro forma impact was calculated using the actual payroll, benefit and bonus payments of employees participating in the VRP for the twelve month period prior to their termination.
(g)	Represents primarily: (i) the transaction costs, such as due diligence costs, legal and other advisors fees incurred in connection with the Merger of approximately $34.8 million for the three months ended December 31, 2010; (ii) costs associated with the issuance and refinancing of EVERTEC’s debt of approximately $2.4 million and $8.8 million for the years ended December 31, 2011 and 2012, respectively and $8.8 million and $58.6 for the six months ended June 30, 2012 and 2013, respectively; (iii) costs associated with certain non-recurring corporate transactions, including, for example, costs related to EVERTEC Group’s conversion to an LLC and the distributions made to our stockholders during 2012 of $4.0 million and $3.9 million for the years ended December 31, 2011 and 2012, respectively; and (iv) a non-recurring, non-cash asset write-off of $1.6 million in the year ended December 31, 2012 and other non-recurring expenses of $1.6 million in the year ended December 31, 2011.
(h)	Represents the consulting fee payable to our equity sponsors, which commenced in January 2011. In connection with our initial public offering during the second quarter of 2013, our consulting agreements with Apollo and Popular were terminated, and amounts for the second quarter of 2013 include associated termination fees. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Consulting Agreements.”
(i)	Represents an estimated adjustment for additional EBITDA related to the Westernbank business. Banco Popular de Puerto Rico (“Banco Popular”) acquired Westernbank’s Puerto Rico operations on April 30, 2010, and we did not realize the impact of these additional volumes and associated revenues until the third quarter of 2010. The estimate was arrived at using the pricing schedule in the Master Services Agreement as well as management’s estimated related costs of the contribution of additional business volume. The estimate of Westernbank EBITDA was added to previous periods for comparative purposes, and reflects the estimated, rather than observed, impact. See “—Principal Stockholders.”
(j)	Represents the elimination of the effects of purchase accounting impacts associated with (i) certain customer service and software related arrangements where we receive reimbursements from Popular; and (ii) EVERTEC’s rights and obligations to buy equity interests in CONTADO and Serfinsa.
(k)	Represents the elimination of EBITDA adjustments to reflect the pro forma benefit related to headcount reductions in 2010, post merger stand-alone cost savings and the VRP described in notes (a), (d) and (e) above.
(l)	Represents operating depreciation and amortization expense which excludes amounts generated as a result of the Merger.
(m)	Represents interest expense, less interest income, as they appear in our consolidated statements of income, adjusted to exclude non-cash amortization of the debt issue cost, premium and accretion of discount.
(n)	Represents cash taxes paid for each period presented.

(3)	Represents interest expense paid or accrued to be paid in cash during each period related to our indebtedness (excluding amortization of discount, premiums and debt issuance costs but including capitalized interest expense paid or to be paid in cash).
(4)	Excludes restricted cash of $3.7 million, $6.1 million, $5.3 million, $4.9 million, $5.5 million and $5.0 million as of December 31, 2009, 2010, 2011 and 2012, and June 30, 2012 and 2013, respectively.
(5)	Working capital is defined as the excess of current assets over current liabilities.
(6)	Total net debt is defined as total debt (including short-term borrowings) less cash.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as other information contained in this prospectus, before investing in our common stock. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially and adversely affected. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to Our Business

We expect to continue to derive a significant portion of our revenue from Popular.

Our services to Popular account for a significant portion of our revenues, and we expect that our services to Popular will continue to represent a significant portion of our revenues for the foreseeable future. In 2012, products and services billed through Popular accounted for approximately 44% of our total revenues, of which approximately 83% (or approximately 37% of total revenues) are derived from core bank processing and related services for Popular and approximately 17% (or approximately 8% of total revenues) are transaction processing activities driven by third parties. For the six months ended June 30, 2013, products and services billed through Popular accounted for approximately 47% of our total revenues, of which approximately 84% (or approximately 39% of total revenues) are derived from core bank processing and related services for Popular and approximately 16% (or approximately 8% of total revenues) are transaction processing activities driven by third parties. If Popular were to terminate, or fail to perform under, the Master Services Agreement or our other material agreements with Popular, our revenues could be significantly reduced. See “Certain Relationships and Related Party Transactions.”

In 2012, our next largest customer, the Government of Puerto Rico represented approximately 9% of our total revenues. Our revenues from the Government of Puerto Rico span numerous individual agencies and public corporations.

We depend, in part, on our merchant relationships and our alliance with Banco Popular, a wholly-owned subsidiary of Popular, to grow our Merchant Acquiring business. If we are unable to maintain these relationships and this alliance, our business may be adversely affected.

Growth in our Merchant Acquiring business is derived primarily from acquiring new merchant relationships, new and enhanced product and service offerings, cross selling products and services into existing relationships, the shift of consumer spending to increased usage of electronic forms of payment, and the strength of our relationship with Banco Popular. A substantial portion of our business is generated from our ISO Agreement with Banco Popular. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Independent Sales Organization Sponsorship and Service Agreement.” Banco Popular acts as a merchant referral source and provides sponsorship into the ATH, Visa, Discover and MasterCard networks for merchants, as well as card association sponsorship, clearing and settlement services. We provide transaction processing and related functions. Both alliance partners may provide management, sales, marketing, and other administrative services. We rely on the continuing growth of our merchant relationships, our alliance with Banco Popular and other distribution channels. There can be no guarantee that this growth will continue and the loss or deterioration of these relationships could negatively impact our business and result in a reduction of our revenue and profit.

If we are unable to renew client contracts at favorable terms, we could lose clients and our results of operations and financial condition may be adversely affected.

Failure to achieve favorable renewals of client contracts could negatively impact our business. Our contracts with private clients generally run for a period of one to five years, except for the Master Services Agreement with

Popular, which has a term of 15 years, and provide for termination fees upon early termination. Our government contracts generally run for one year without automatic renewal periods due to requirements of the government procurement rules. Our standard merchant contract has an initial term of one or three years, with automatic one-year renewal periods. At the end of the contract term, clients have the opportunity to renegotiate their contracts with us and to consider whether to engage one of our competitors to provide products and services. If we are not successful in achieving high renewal rates and contract terms that are favorable to us, our results of operations and financial condition may be adversely affected.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the senior secured credit facilities.

We are highly leveraged. As of June 30, 2013, the total principal amount of our indebtedness was approximately $700.0 million. Our high degree of leverage could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow for other purposes, including for our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our borrowings are at variable rates of interest;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our other debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

For the year ended December 31, 2012 and the six months ended June 30, 2013, our cash interest expense on the senior secured credit facilities amounted to $23.3 million and $4.5 million, respectively. Our interest expense could increase if interest rates increase because the entire amount of the indebtedness under the senior secured credit facilities bears interest at a variable rate. At June 30, 2013, we had approximately $700.0 million aggregate principal amount of variable rate indebtedness under the senior secured credit facilities. A 100 basis point increase in interest rates over our floor(s) on our debt balances outstanding as of June 30, 2013 under the senior secured credit facilities would increase our annual interest expense by approximately $7.0 million. See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

We rely on our systems, employees and certain counterparties, and certain failures could materially adversely affect our operations.

Our businesses are dependent on our ability to process, record and monitor a large number of transactions. If any of our financial, accounting, or other data processing systems or applications fail or have other significant shortcomings or limitations, we could be materially adversely affected. We are similarly dependent on our employees. We could be materially adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business could also be sources of operational risk to us, including relating to breakdowns or failures of such parties’ own systems or employees. Any of these occurrences could diminish our ability to operate one or more of our businesses, or result in potential liability to clients, reputational damage and regulatory intervention, any of which could materially adversely affect us.

We may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses or electrical or telecommunications outages, natural disasters, disease pandemics or other unanticipated damage to property or physical assets. Such disruptions may give rise to losses in service to customers and loss or liability to us. In addition, there is the risk that our controls and procedures as well as business continuity and data security systems prove to be inadequate. Any such failure could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect, as well as by exposing us to litigation, regulatory fines or penalties or losses not covered by insurance.

Our risk management procedures may not be fully effective in identifying or helping us mitigate our risk exposure against all types of risks.

We operate in a rapidly changing industry, and we have experienced significant change in the past three years, including our separation from Popular following the Merger, our initial public offering in April 2013 and our listing on the NYSE. Accordingly, we may not be fully effective in identifying, monitoring and managing our risks. In some cases, the information we use to perform our risk assessments may not be accurate, complete or up-to-date. In other cases, our risk assessments may depend upon information that we may not have or cannot obtain. If we are not fully effective or we are not always successful in identifying all risks to which we are or may be exposed, we could be subject to losses, penalties, litigation or regulatory actions that could harm our reputation or have a material adverse effect on our business, financial condition and results of operations.

Security breaches or our own failure to comply with privacy regulations and industry security requirements imposed on providers of services to financial institutions and card processing services could harm our business by disrupting our delivery of services and damaging our reputation.

As part of our business, we electronically receive, process, store and transmit sensitive business information of our customers. In addition, we collect personal consumer data, such as names and addresses, social security numbers, driver’s license numbers, cardholder data and payment history records. The uninterrupted operation of our information systems and the confidentiality of the customer/consumer information that resides on such systems are critical to the successful operations of our business. Despite the safeguards we have in place, unauthorized access to our computer systems or databases could result in the theft or publication of confidential information, the deletion or modification of records or could otherwise cause interruptions in our operations. These risks are increased when we transmit information over the Internet. Our visibility in the global payments industry may attract hackers to conduct attacks on our systems that could compromise the security of our data or could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. There is also a possibility of mishandling or misuse, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees acting contrary to our policies, or where such information is intercepted or otherwise improperly taken by third parties. An information breach in the system and loss of confidential information such as credit card numbers and related information could have a longer and more significant impact on the business operations than a hardware failure and could result in claims against us for misuse of personal information, such as identity theft.

Additionally, as a provider of services to financial institutions and card processing services, we are subject directly (or indirectly through our clients) to the same laws, regulations, industry standards and limitations on disclosure of the information we receive from our customers as apply to the customers themselves. If we fail to comply with these regulations, standards and limitations, we could be exposed to suits for breach of contract, governmental proceedings, or prohibitions on card processing services. In addition, as more restrictive privacy laws, rules or industry security requirements are adopted in the future on the federal or local level or by a specific industry body, the change could have an adverse impact on us through increased costs or restrictions on business processes. We may be required to expend significant capital and other resources to comply with mandatory privacy and security standards required by law, industry standard, or contracts.

Any inability to prevent security or privacy breaches or failure to comply with privacy regulations and industry security requirements could cause our existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers, damage our reputation and/or adversely impact our relationship with administrative agencies.

We may experience breakdowns in our processing systems that could damage customer relations and expose us to liability.

We depend heavily on the reliability of our processing systems in our core businesses. A system outage or data loss, regardless of reason, could have a material adverse effect on our business, financial condition and results of operations. Not only would we suffer damage to our reputation in the event of a system outage or data loss, but we may also be liable to third parties. Some of our contractual agreements with financial institutions require the crediting of certain fees if our systems do not meet certain specified service levels. To successfully operate our business, we must be able to protect our processing and other systems from interruption, including from events that may be beyond our control. Events that could cause system interruptions include, but are not limited to, fire, natural disasters, telecommunications failure, computer viruses, terrorist acts and war. Although we have taken steps to protect against data loss and system failures, there is still risk that we may lose critical data or experience system failures. We perform the vast majority of disaster recovery operations ourselves, though we utilize select third parties for some aspects of recovery. To the extent we outsource our disaster recovery, we are at risk of the vendor’s unresponsiveness in the event of breakdowns in our systems. Furthermore, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

Lack of system integrity, fraudulent payments or credit quality related to funds settlement could result in a financial loss.

We settle funds on behalf of financial institutions, other businesses and consumers and process funds transactions from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by us include debit card, credit card, electronic bill payment transactions, ACH payments and check clearing that supports consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties, the facilitation of the payment and, in some cases, the detection or prevention of fraudulent payments. If the continuity of operations, integrity of processing, or ability to detect or prevent fraudulent payments were compromised this could result in a financial loss to us.

We may experience defects, development delays, installation difficulties, system failure, or other service disruptions with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.

Many of our services are based on sophisticated software, technology and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services have occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers. Finally, our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses or other cyber attacks. Defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in: (1) interruption of business operations; (2) delay in market acceptance; (3) additional development and remediation costs; (4) diversion of technical and other resources; (5) loss of customers; (6) negative publicity; or (7) exposure to liability claims.

Any one or more of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The ability to adopt technology to changing industry and customer needs or trends may affect our competitiveness or demand for our products, which may adversely affect our operating results.

Changes in technology may limit the competitiveness of and demand for our services. Our businesses operate in industries that are subject to technological advancements, developing industry standards and changing customer needs and preferences. Also, our customers continue to adopt new technology for business and personal uses. We must anticipate and respond to these industry and customer changes in order to remain competitive within our relative markets. For example, the ability to adopt technological advancements surrounding POS technology available to merchants could have an impact on our Merchant Acquiring business. For example, “EMV” is a credit and debit card authentication methodology that the card associations are mandating to processors, issuers and acquirers in the payment industry. Compliance deadlines for EMV mandates vary by country and by payment network. We are investing significant resources and man-hours to develop and implement this methodology in all our payment related platforms. However, we are not certain if or when our financial institution customers will use or accept the methodology and the time it will take for this technology to be rolled-out to all customer ATM and POS devices connected to our platforms or adopted by our card issuing clients. Non-compliance with EMV mandates could result in lost business or financial losses from fraud or fines from network operators. Our inability to respond to new competitors and technological advancements could impact all of our businesses.

Consolidations in the banking and financial services industry could adversely affect our revenues by eliminating existing or potential clients and making us more dependent on a more limited number of clients.

In recent years, there have been a number of mergers and consolidations in the banking and financial services industry. Mergers and consolidations of financial institutions reduce the number of our clients and potential clients, which could adversely affect our revenues. Further, if our clients fail or merge with or are acquired by other entities that are not our clients, or that use fewer of our services, they may discontinue or reduce their use of our services. It is also possible that the larger banks or financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with us or could decide to perform in-house some or all of the services which we currently provide or could provide. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the credit risk that our merchants will be unable to satisfy obligations for which we may also be liable.

We are subject to the credit risk of our merchants being unable to satisfy obligations for which we also may be liable. For example, as the merchant acquirer, we are contingently liable for transactions originally acquired by us that are disputed by the card-holder and charged back to the merchants. If we or Banco Popular are unable to collect this amount from the merchant, due to the merchant’s insolvency or other reasons, we will bear the loss for the amount of the refund paid to the cardholder. Notwithstanding our adherence to industry standards with regards to the acceptance of new merchants and certain steps to screen for credit risk, it is possible that a default on such obligations by one or more of our merchants could have a material adverse effect on our business.

Increased competition or changes in consumer spending or payment preferences could adversely affect our business.

A decline in the market for our services, either as a result of increased competition, a decrease in consumer spending or a shift in consumer payment preferences, could have a material adverse effect on our business. We may face increased competition in the future as new companies enter the market and existing competitors expand their services. Some of these competitors could have greater overall financial, technical and marketing resources than us, which could enhance their ability to finance acquisitions, fund internal growth and respond more quickly to professional and technological changes. Some competitors could have or may develop a lower cost structure. New competitors or alliances among competitors could emerge, resulting in a loss of business for us and a corresponding decline in revenues and profit margin. Further, if consumer confidence decreases in a way that adversely affects consumer spending, we could experience a reduction in the volume of transactions we process. In addition, if we fail to respond to changes in technology or consumer payment preferences, we could lose business to competitors.

Changes in credit card association or other network rules or standards could adversely affect our business.

In order to provide our transaction processing services, we, Banco Popular, and several of our subsidiaries are registered with or certified by Visa, Discover and MasterCard and other networks as members or service providers for member institutions. As such, we and many of our customers are subject to card association and network rules that could subject us or our customers to a variety of fines or penalties that may be levied by the card associations or networks for certain acts or omissions by us, acquirer customers, processing customers and merchants. Visa, Discover, MasterCard and other networks, some of which are our competitors, set the standards with respect to which we must comply. The termination of Banco Popular’s or our subsidiaries’ member registration or our subsidiaries’ status as a certified service provider, or any changes in card association or other network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to or through our customers, could have an adverse effect on our business, operating results and financial condition.

Changes in interchange fees or other fees charged by card associations and debit networks could increase our costs or otherwise adversely affect our business.

From time to time, card associations and debit networks change interchange, processing and other fees, which could impact our Merchant Acquiring and Payment Processing businesses. It is possible that competitive pressures will result in our Merchant Acquiring and Payment Processing businesses absorbing a portion of such increases in the future, which would increase our operating costs, reduce our profit margin and adversely affect our business, operating results and financial condition.

Our revenues from the sale of services to merchants that accept Visa, Discover and MasterCard cards are dependent upon our continued Visa, Discover and MasterCard registration and financial institution sponsorship.

In order to provide our Visa, Discover and MasterCard transaction processing services, we must be registered as a merchant processor of Visa, Discover and MasterCard. These designations are dependent upon our being sponsored by member clearing banks of those organizations. If our sponsor banks should stop providing sponsorship for us, we would need to find another financial institution to serve as a sponsor, which could prove to be difficult and/or more expensive. If we are unable to find a replacement financial institution to provide sponsorship we may no longer be able to provide processing services to the affected customers which would negatively impact our revenues and earnings.

For purposes of U.S. federal banking laws, we are deemed to be controlled by Popular, and as such we are subject to supervision and examination by U.S. federal banking regulators, and our activities are limited to those permissible for Popular. Furthermore, as a technology service provider to regulated financial institutions, we are subject to additional regulatory oversight and examination. As a regulated institution, we may be required to obtain regulatory approval before engaging in certain new activities or businesses, whether organically or by acquisition.

Because of Popular’s control of us, we are deemed to be a “subsidiary” of Popular for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). We are therefore subject to regulation and supervision by the Federal Reserve Board. We will remain subject to such regulation and examination until Popular is no longer deemed to control us for bank regulatory purposes, which the BHC Act defines differently than GAAP requirements. As long as we are deemed to be controlled by Popular for bank regulatory purposes, we may conduct only those activities that are authorized for a bank holding company or a financial holding company. These activities generally include activities that are related to banking, financial in nature or complementary to financial activities. In addition, we are subject to regulatory oversight and examination by the Federal Financial Institution Examination Council because we are a technology service provider to regulated financial institutions, including Banco Popular.

New lines of business, other new activities, divestitures or acquisitions that we may wish to commence in the future may not be permissible for us under the BHC Act, Regulation K or other relevant U.S. federal banking laws. Further, as a result of being subject to regulation and supervision by the Federal Reserve Board, we may be required to obtain the approval of the Federal Reserve Board before engaging in certain new activities or businesses, whether organically or by acquisition. More generally, the Federal Reserve Board has broad powers to approve, deny or refuse to act upon applications or notices for us to conduct new activities, acquire or divest businesses or assets, or reconfigure existing operations.

For as long as we are deemed to be controlled by Popular for bank regulatory purposes, we are subject to regulation, supervision, examination and potential enforcement action by the Federal Reserve and to most banking laws, regulations and orders that apply to Popular. In July 2011, Popular entered into a memorandum of understanding with the Federal Reserve Bank of New York that may restrict our ability to consummate a merger or acquisition by requiring prior approval of the Federal Reserve Bank of New York for any such transaction. There can be no assurance that any required regulatory approvals will be obtained. Additional restrictions placed on Popular as a result of supervisory or enforcement actions may restrict us or our activities in certain circumstances, even if these actions are unrelated to our conduct or business.

Changes in laws, regulations and enforcement activities may adversely affect the products, services and markets in which we operate.

We and our customers are subject to Federal, Puerto Rico and other countries’ laws, rules and regulations that affect the electronic payments industry in the countries in which our services are used. In particular, our customers are subject to numerous regulations applicable to banks, financial institutions, processors and card issuers in the United States and abroad, and, consequently, we are at times affected by such laws, rules and regulations. Failure to comply may result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of service, and/or the imposition of civil and criminal penalties, including fines which could have an adverse effect on our financial condition. In addition, even an inadvertent failure by us to comply with laws, rules and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our reputation or brands.

Furthermore, regulation of the electronic payment card industry, including regulations applicable to us and our customers, has increased significantly in recent years. There is also increasing scrutiny by the U.S. Congress of the manner in which payment card networks and card issuers set various fees, from which some of our customers derive significant revenue. For example, on July 21, 2010, the Wall Street Reform Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in the United States, which includes Section 1075

(commonly referred to as the “Durbin Amendment”). To implement this provision, the Federal Reserve adopted rules which took effect on October 1, 2011 and April 1, 2012. These rules, among other things, place certain restrictions on the interchange transaction fees that a card issuer can receive for an electronic debit transaction originated at a merchant and also places various exclusivity prohibitions and routing requirements on such transactions. To date, the Durbin Amendment has had mixed implications for our business, but the overall net impact has been positive due to lower interchange costs improving the overall margins of the business. However, we cannot assure you that this trend will continue, and we believe that any future impact (positive or negative) resulting from the Durbin Amendment is uncertain due to the competitive landscape in which we operate. See “Business—Government Regulation and Payment Network Rules—Regulatory Reform and Other Legislative Initiatives.”

Further changes to laws, rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us. We have structured our business in accordance with existing tax laws and interpretations of such laws. Changes in tax laws or their interpretations could decrease the value of revenues we receive and the amount of our cash flow and have a material adverse impact on our business.

Our business concentration in Puerto Rico imposes risks.

For the twelve months ended June 30, 2013, approximately 86% of our total revenues were generated from our operations in Puerto Rico. In addition, some of our total revenues generated from our operations outside Puerto Rico are dependent upon our operations in Puerto Rico. Since 2006, the Puerto Rico economy has been experiencing recessionary conditions. Continuing economic decline or other adverse political developments, natural disasters (including hurricanes), and other events could affect, among other things, our customer base, general consumer spending, our cost of operations, our ability to provide services and our physical locations, property and equipment and could have a material adverse effect on our business, financial condition and results of operations.

There are risks associated with our presence in international markets, including political or economic instability.

Our financial performance may be significantly affected by general economic, political and social conditions in the emerging markets where we operate. Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in Latin America has been caused by many different factors, including:

•	exposure to foreign exchange variation;

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation which may restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in the Latin America markets where we operate may create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business in countries outside the United States and transactions with foreign governments increase our compliance risks.

Our operations outside the United States could expose us to trade and economic sanctions or other restrictions imposed by the United States or other local governments or organizations. The U.S. Departments of the Treasury and Justice (“Treasury”), the Securities and Exchange Commission (“SEC”) and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, the Foreign Corrupt Practices Act (“FCPA”) and other federal statutes. Under economic sanctions laws, the Treasury may seek to impose modifications to business practices, including cessation of business activities involving sanctioned countries, and modifications to compliance programs, which may increase compliance costs. In addition, we are also subject to compliance with local government regulations. If any of the risks described above materialize, it could adversely impact our business, operating results and financial condition.

These regulations also prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. We have operations and deal with government entities and financial institutions in countries known to experience corruption, particularly certain emerging countries in Latin America, and further international expansion may involve more of these countries. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. Our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we may be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

We are also subject to the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security which regulates the export, re-export and re-transfer abroad of items made or originating in the United States as well as the transfer of U.S.-origin technology abroad. We have adopted an Export Management Compliance Policy, a comprehensive compliance program under which the goods and technologies that we export are identified and classified under the EAR to make sure they are being exported in compliance with the requirements of the EAR. However, there can be no assurance that we have not violated the EAR in past transactions or that our new policies and procedures will prevent us from violating the EAR in every transaction in which we engage. Any such violations of the EAR could result in fines, penalties or other sanctions being imposed on us, which could negatively affect our business, operating results and financial condition.

We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the targets of U.S. economic sanctions and embargoes. If we are found to have failed to comply with applicable U.S. sanctions laws and regulations in these instances, we and our subsidiaries could be exposed to fines, sanctions and other penalties or other governmental investigations.

We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba. As a U.S.-based entity, we and our subsidiaries are obligated to comply with the economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). These regulations prohibit U.S.-

based entities from entering into or facilitating unlicensed transactions with, for the benefit of, or in some cases involving the property and property interests of, persons, governments, or countries designated by the U.S. government under one or more sanctions regimes. Failure to comply with these sanctions and embargoes may result in material fines, sanctions or other penalties being imposed on us or other governmental investigations. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business involving sanctioned countries or entities.

For these reasons, we have established risk-based policies and procedures designed to assist us and our personnel in complying with applicable U.S. laws and regulations. These policies and procedures include the use of software to screen transactions we process for evidence of sanctioned-country and persons involvement. Consistent with a risk-based approach and the difficulties of identifying all transactions of our customers’ customers that may involve a sanctioned country, there can be no assurance that our policies and procedures will prevent us from violating applicable U.S. laws and regulations in every transaction in which we engage, and such violations could adversely affect our reputation, business, financial condition and results of operations.

Because we process transactions on behalf of the aforementioned financial institutions through the aforementioned payment networks, we have processed a limited number of transactions potentially involving sanctioned countries and there can be no assurances that, in the future, we will not inadvertently process such transactions. Due to a variety of factors, including technical failures and limitations of our transaction screening process, conflicts between U.S. and local laws, political or other concerns in certain countries in which we and our subsidiaries operate, and/or failures in our ability effectively to control employees operating in certain non-U.S. subsidiaries, we have not rejected every transaction originating from or otherwise involving sanctioned countries, or persons and there can be no assurances that, in the future, we will not inadvertently fail to reject such transactions.

On June 25, 2010, EVERTEC, LLC discovered potential violations of the Cuban Assets Control Regulations (“CACR”), which are administered by OFAC, which occurred due to an oversight in the activation of screening parameters for two customers located in Haiti and Belize. Upon discovery of these potential violations, EVERTEC, LLC initiated an internal review and submitted an initial notice of voluntary self-disclosure to OFAC on July 1, 2010. OFAC responded to this initial report with requests for additional information. EVERTEC, LLC provided the information requested on September 24, 2010 in its final notice of voluntary self-disclosure, which also included information on the remedial measures and new and enhanced internal controls adopted by EVERTEC, LLC to avoid this situation in the future. These potential violations involved a small number of processed transactions from Cuba compared to the overall number of transactions processed for these customers during the two-month period in which the screening failures occurred. We cannot predict the timing or ultimate outcome of the OFAC review, the total costs to be incurred in response to this review, the potential impact on our personnel, the effect of implementing any further measures that may be necessary to ensure full compliance with U.S. sanctions regulations, or to what extent, if at all, we could be subject to penalties or other governmental investigations.

Separately, on September 15, 2010, EVERTEC, LLC submitted an initial notice of voluntary self-disclosure to OFAC regarding certain activities of its former Venezuelan subsidiary, EVERTEC de Venezuela, C.A. (which ceased being a subsidiary of EVERTEC, LLC after the closing of the Merger and is now known as Tarjetas y Transacciones en Red TRANRED, C.A. (“Tranred”)) and one of EVERTEC, LLC’s Costa Rican subsidiaries (which continues to be a subsidiary of EVERTEC, LLC after the closing of the Merger). This initial self-disclosure informed OFAC that these subsidiaries appeared to have been involved in processing Cuba-related credit card transactions that EVERTEC, LLC and the subsidiaries believed they could not reject under governing local law and policies, but which nevertheless may not be consistent with the CACR. With respect to EVERTEC, LLC and its former Venezuelan subsidiary, we disclosed that they completely ceased processing Cuba-related credit card transactions for financial institutions operating in Venezuela on September 4, 2010. We also disclosed that EVERTEC, LLC’s Costa Rican subsidiary completely ceased processing Cuba-related credit card transactions for financial institutions operating in Costa Rica in January 2009. In addition, it was also disclosed that EVERTEC, LLC’s Costa Rican subsidiary’s switch had served as a conduit through which information about Cuban-related debit card transactions was transmitted to credit card associations and issuer banks, which made the decisions to approve or reject the transactions.

On November 15, 2010, EVERTEC, LLC submitted its final notice of voluntary self-disclosure on these transactions to OFAC. The final report indicated the measures that we had taken to determine the amount of the credit transactions relating to Cuba that had not been rejected between 2007 and 2010. In addition, we confirmed that EVERTEC, LLC terminated the routing of the Cuban-related debit card transaction information through its Costa Rican subsidiary on September 30, 2010. While the credit and debit card transactions at issue represent a small proportion of the overall number of transactions processed for these financial institutions, the transactions occurred over an extended period of time.

On August 7, 2013, Popular submitted a voluntary self-disclosure to OFAC regarding certain routed debit card transactions by Tranred between October 2010 and May 2013 that may be in violation of the CACR. The voluntary self-disclosure also states that these transactions constitute a small number of transactions compared to the overall number of transactions Tranred processed, and are representative of transactions that may have occurred prior to October 2010 when the entity was subject to the ownership and control of EVERTEC. We have been advised by Popular that effective May 2013, Tranred implemented a new control filter in its debit card transaction routing system to prevent the routing by Tranred of any debit card transaction originating in Cuba.

Should OFAC determine that certain activities identified in the voluntary self-disclosures described above constituted violations of the CACR, civil or criminal penalties could be assessed against EVERTEC, LLC and/or its subsidiaries. Since the November 15, 2010 submission by EVERTEC, LLC, there have been no communications between OFAC and EVERTEC, LLC regarding the transactions included in the above-described voluntary self-disclosures.

Popular agreed to specific indemnification obligations with respect to all of the matters described above and certain other matters, in each case, subject to the terms and conditions contained in the Merger Agreement and/or contained in the Venezuela Transition Services Agreement, dated September 29, 2010, as amended. However, we cannot assure you that we will be able to fully collect any claims made with respect to such indemnities or that Popular and/or Tranred will satisfy its indemnification obligations to us. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Merger Agreement” and “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Venezuela Transition Services Agreement”.

Our expansion and selective acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

As part of our growth strategy, we evaluate opportunities for acquiring complementary businesses that may supplement our internal growth. However, there can be no assurance that we will be able to identify or purchase suitable operations. Further, as a “subsidiary” of a bank holding company for purposes of the BHC Act, we may conduct only activities authorized under the BHC Act and the Federal Reserve Board’s Regulation K and other related regulations for a bank holding company or a financial holding company. These restrictions may limit our ability to acquire other businesses or enter into other strategic transactions. See “—For purposes of U.S. federal banking laws, we are deemed to be controlled by Popular, and as such we are subject to supervision and examination by U.S. federal banking regulators, and our activities are limited to those permissible for Popular. Furthermore, as a technology service provider to regulated financial institutions, we are subject to additional regulatory oversight and examination. As a regulated institution, we may be required to obtain regulatory approval before engaging in certain new activities or businesses, whether organically or by acquisition.”

In addition, in connection with any acquisitions, we must comply with U.S. federal and other antitrust and/or competition law requirements. Further, the success of any acquisition depends in part on our ability to integrate the acquired company, which may involve unforeseen difficulties and may require a disproportionate amount of our management’s attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Failure to protect our intellectual property rights and defend ourselves from potential intellectual property infringement claims may diminish our competitive advantages or restrict us from delivering our services.

Our trademarks, proprietary software, and other intellectual property, including technology/software licenses, are important to our future success. For example, the ATH trademark and trade name is widely recognized in Latin America and the Caribbean and is associated with quality and reliable service. Therefore, such marks represent substantial intangible assets and are important to our business. Limitations or restrictions on our ability to use such marks or a diminution in the perceived quality associated therewith could have an adverse impact on the growth of our businesses. We also rely on proprietary software and technology, including third party software that is used under various licenses. It is possible that others will independently develop the same or similar software or technology, which would permit them to compete with us more efficiently. Furthermore, if any of the third party software or technology licenses are terminated or otherwise determined to be unenforceable, then we would have to obtain a comparable license, which may involve increased license fees and other costs.

Despite our efforts to protect our proprietary or confidential business know-how and other intellectual property rights, unauthorized parties may attempt to copy or misappropriate certain aspects of our services, infringe upon our rights, or to obtain and use information that we regard as proprietary. Policing such unauthorized use of our proprietary rights is often very difficult, and therefore, we are unable to guarantee that the steps we have taken will prevent misappropriation of our proprietary software/technology or that the agreements entered into for that purpose will be effective or enforceable in all instances. Misappropriation of our intellectual property or potential litigation concerning such matters could have a material adverse effect on our results of operations or financial condition. Our registrations and/or applications for trademarks, copyrights, and patents could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with maximum protection or meaningful advantage. If we are unable to maintain the proprietary nature of our software or technologies, we could lose competitive advantages and our businesses may be materially adversely affected. Furthermore, the laws of certain foreign countries in which we do business or contemplate doing business in the future may not protect intellectual property rights to the same extent as do the laws of the United States or Puerto Rico. Adverse determinations in judicial or administrative proceedings could prevent us from selling our services and products, or prevent us from preventing others from selling competing services, and may result in a material adverse effect on our business, financial condition and results of operations.

If our applications or services or third party applications upon which we rely are found to infringe the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our IT applications and services develop, we are increasingly subject to potential claims for intellectual property infringement, for example, patent or copyright infringement. Any such claims, even if lacking merit, could: (i) be expensive and time-consuming to defend; (ii) cause us to cease making, licensing or using software or applications that incorporate the challenged intellectual property; (iii) require us to redesign our software or applications, if feasible; (iv) divert management’s attention and resources; and (v) require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies. Unfavorable resolution of these claims could result in us being restricted from delivering the related service and products, liable for damages, or otherwise result in a settlement that could be material to us.

The ability to recruit, retain and develop qualified personnel is critical to our success and growth.

All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory developments that requires a wide ranging set of expertise and intellectual capital. For us to successfully compete and grow, we must retain, recruit and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. In addition, we must develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that key personnel, including executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Failure to comply with state and federal antitrust requirements could adversely affect our business.

Due to our ownership of the ATH network and our Merchant Acquiring and Payment Processing business in Puerto Rico, we are involved in a significant percentage of the debit and credit card transactions conducted in Puerto Rico each day. Regulatory scrutiny of, or regulatory enforcement action in connection with, compliance with state and federal antitrust requirements could have a material adverse effect on our reputation and business.

The market for our electronic commerce services is evolving and may not continue to develop or grow rapidly enough for us to maintain and increase our profitability.

If the number of electronic commerce transactions does not continue to grow or if consumers or businesses do not continue to adopt our services, it could have a material adverse effect on the profitability of our business, financial condition and results of operations. We believe future growth in the electronic commerce market will be driven by the cost, ease-of-use, and quality of products and services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to adopt our services.

The historical financial information for certain periods presented in this prospectus may not be representative of our results as a consolidated, stand-alone company and may not be a reliable indicator of our future results.

The historical financial statements of EVERTEC, LLC’s predecessor entities for certain periods included in this prospectus were prepared on a “carved-out” basis from Popular’s consolidated financial statements and do not reflect our operations as a separate stand-alone entity for such periods. Because our businesses were either wholly-owned subsidiaries of Popular, or were operated as divisions of wholly-owned subsidiaries of Popular, the historical financial statements for certain periods include assets, liabilities, revenues and expenses directly attributable to our operations and allocations to us of certain corporate expenses of Popular. These expenses for corporate services, which include expenses for accounting, tax, treasury, payroll and benefits administration, risk management, legal, public relations and compliance, have been allocated to us on the basis that management considers to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by businesses comprising our company. However, the historical financial statements do not necessarily reflect what our financial position and results of operations would have been if we had been operated as a stand-alone entity during such periods, and may not be indicative of future results of operations or financial position. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Transition Services Agreement” for further detail on the transition services provided by Popular.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

We have no direct operations and no significant assets other than ownership of 100% of the stock of Holdings, which in turn has no significant assets other than ownership of 100% of the membership interests of EVERTEC, LLC. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in the senior secured credit facilities and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations.

Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, and will be at the sole discretion of our Board and will also depend on many factors.

Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, and will be at the sole discretion of our Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board deems relevant. The terms of our senior secured credit facilities may restrict our ability to pay cash dividends on our common stock. We are prohibited from paying any cash dividend on our common stock unless we satisfy certain conditions. The senior secured credit facilities also include limitations on the ability of our subsidiaries to pay dividends to us. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. The agreements governing our current and future indebtedness may not permit us to pay dividends on our common stock.

The requirements of having a class of publicly traded equity securities may strain our resources and distract management.

Upon completion of our initial public offering in April 2013, we became subject to additional reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002, (the “Sarbanes-Oxley Act”), and the Dodd-Frank Act. The Dodd-Frank Act effects comprehensive changes to public company governance and disclosures in the United States and will subject us to additional federal regulation. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how the Dodd-Frank Act and such regulations will impact the cost of compliance for a company with publicly traded common stock. We are currently evaluating and monitoring developments with respect to the Dodd-Frank Act and other new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. As a company with publicly traded common stock, these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee, and qualified executive officers.

The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. These requirements may place a strain on our systems and resources. Under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K beginning with the Form 10-K for the year ending December 31, 2013. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if we are no longer an emerging growth company and our independent public accounting firm is unable to provide us with an unqualified report on our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements, which may make our future public filings different than that of other public companies.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement; (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•

submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•	include detailed compensation discussion and analysis in our filings under the Exchange Act, and instead may provide a reduced level of disclosure concerning executive compensation.

We may choose to take advantage of some or all of these reduced burdens and, if we do, the information that we provide you in our public filings may be different than that of other public companies. If some investors find our common stock less attractive as a result of these reduced disclosure obligations, there may be a less active trading market for our common stock and our stock price may be more volatile, which could cause our stock price to decline. Furthermore, because investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as that of other companies in our industry, we may have more difficulty raising additional capital, potentially adversely impacting our financial condition.

Section 107 of the JOBS Act also provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain new accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable pursuant to Section 107 of the JOBS Act.

The exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

Risks Related to Our Indebtedness

Despite our high indebtedness level, we and our subsidiaries still may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, some of which may be secured. Although the agreement governing the senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial.

In addition to the $100.0 million which was available for borrowing under the revolving credit facility as of June 30, 2013, the terms of the senior secured credit facilities enable us to increase the amount available under the term loan and/or revolving credit facilities if we are able to obtain loan commitments from banks and satisfy certain other conditions. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks that we face would increase. See “Description of Certain Indebtedness.”

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The agreement governing the senior secured credit facilities contain, and any future indebtedness we incur may contain, various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, the covenants in the senior secured credit facilities require us to maintain a maximum senior secured leverage ratio and also limit our capital expenditures. A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions and, in the case of the revolving credit facility, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the senior secured credit facilities. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, the proceeds from the sale or foreclosure upon such assets will first be used to repay debt under the senior secured credit facilities and we may not have sufficient assets to repay our unsecured indebtedness thereafter. See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Risks Related to This Offering

The interests of our principal stockholders may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, Apollo will own approximately 14.9% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares, or 11.2% if the underwriters exercise their option in full, and Popular will own approximately 21.3% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares, or 21.3% if the underwriters exercise their option in full. After the consummation of this offering, the group consisting of Apollo and Popular will beneficially own 36.2% of our shares of outstanding common stock, assuming the underwriters do not exercise their option to purchase up to 3,000,000 additional shares from Apollo. As a result, subject to applicable law and the Stockholder Agreement described in this prospectus, Apollo and Popular will continue to be able to significantly influence all matters affecting us, including decisions regarding extraordinary business transactions, fundamental corporate transactions, appointment of members to our management, election of directors and our corporate and management policies. Furthermore, subject to applicable law and the Stockholder Agreement described in this prospectus, immediately after this offering Apollo and Popular will each have the right to nominate two members of our Board. In addition, based on the number of shares of our common stock Apollo will own immediately after this offering, Apollo’s consent will not be required under the Stockholder Agreement in order for us to undertake certain corporate actions (including the issuances of equity, acquisitions and dispositions of significant assets, amendments of our charter, incurrence of debt for borrowed money and entering into significant contracts and related party transactions). On the other hand, based on the number of shares of our common stock Popular will own immediately after this offering, Popular’s consent will still be required for us to take such actions for so long as it owns, together with its affiliates, at least 20% of our outstanding common stock. The interests of Apollo and/or Popular could conflict with your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo and Popular, the terms of the Stockholder Agreement and our organizational documents (including Apollo’s and Popular’s quorum rights and consent rights over amendments to our bylaws and, in Popular’s case, consent rights over certain significant corporate actions including amendments to our charter) and Popular’s right to terminate certain of its agreements with us in certain situations upon a change of control of EVERTEC, LLC, could delay, defer or prevent certain significant corporate actions that you as a stockholder may otherwise view favorably, including a change of control of us (whether by merger, takeover or other business combination). See “Certain Relationships and Related Party Transactions” for a description of the circumstances under which Popular may terminate certain of its agreements with us. Further, Apollo and Popular will realize substantial benefits from the sale of their shares in this offering and may have less interest in our successor as their ownership decreases. A sale of a substantial number of shares of stock in the future by Apollo or Popular could cause our stock price to decline.

Furthermore, Popular operates in the financial services industry and Apollo Management and its affiliates are in the business of managing funds that make investments in companies and one or more of them may from time to time manage funds that acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our business. Funds and businesses managed by Apollo Management and its affiliates and/or Popular may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Our amended and restated certificate of incorporation provides that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo, Popular or certain of their respective transferees or any director nominated by Apollo, Popular or any of such transferees participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

Although we will no longer be a “controlled company” within the meaning of the NYSE rules upon consummation of this offering, we may continue to rely on exemptions from certain corporate governance requirements during a one-year transition period.

After the consummation of this offering, Apollo and Popular as a group will no longer control a majority of our common stock. As a result, we will no longer qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. The NYSE rules require that we appoint a majority of independent directors to the Board within one year of the date we no longer qualify as a “controlled company.” The NYSE rules also require that we appoint at least one independent member to each of the compensation and nominating and governance committees upon the date we no longer qualify as a “controlled company,” at least a majority of independent members within 90 days of such date and compensation and nominating and governance committees composed entirely of independent directors within one year of such date. During these transition periods, while we currently have two independent directors on our audit committee and one independent director on each of our nominating and governance committee and compensation committee, we may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the Board consists of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors; and

•	the requirement that our compensation committee be composed entirely of independent directors.

Accordingly, during these transition periods, stockholders will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements. In addition, although we will no longer be a controlled company within the meaning of the NYSE rules following the consummation of this offering, Apollo and Popular will continue to be able to significantly influence our decisions. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”

Certain underwriters have interests in this offering beyond customary underwriting discounts; specifically, certain underwriters are affiliates of Apollo and Popular who will receive a portion of the proceeds.

Each of Apollo Global Securities, LLC, an affiliate of Apollo, and Popular Securities, Inc., an affiliate of Popular, will be an underwriter of this offering. Since each of Apollo and Popular owns more than 10% of our outstanding common stock, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. In addition, because Apollo and Popular will be selling stockholders and will receive more than 5% of the proceeds of this offering, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(C)(ii) of the Conduct Rules of FINRA. There may be a conflict of interest between such underwriter’s interests (e.g., in negotiating the initial public offering price) and your interest as a purchaser. As affiliates of participants in this offering that may seek to realize the value of their investments in us, these underwriters could have interests beyond customary underwriting discounts. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. Since neither Apollo Global Securities, LLC nor Popular Securities, Inc. is primarily responsible for managing this offering, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. As such, neither Apollo Global Securities, LLC nor Popular Securities, Inc. will confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock may be volatile, in part because our shares have only been traded publicly since April 2013, and such volatility may be exacerbated by our relatively small public float. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock or industry;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy; and

•	sales of common stock by us, our stockholders, Apollo or its affiliates, Popular or members of our management team.

In addition, the stock market has experienced significant price and volume fluctuations in recent years. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

We may sell additional shares of common stock in subsequent public offerings or otherwise, including to finance acquisitions. Our amended and restated certificate of incorporation authorizes us to issue 206,000,000 shares of common stock, of which 81,909,582 will be outstanding upon consummation of this offering. Of these shares, all of the 28,789,943 shares of our common stock sold in the initial public offering on April 17, 2013 and the shares being sold in this offering, as well as any of our shares that have been sold pursuant to Rule 144 under the Securities Act since the initial public offering will be freely transferable without restriction or further registration under the Securities

Act, except as noted below. The shares held by selling stockholders and certain others that are not being sold in this offering are restricted from immediate resale under the lock-up agreements with the underwriters described in the “Underwriting (Conflicts of Interest)” section of this prospectus, but may be sold into the market in the near future. Following the expiration of the applicable lock-up period, which is 60 days after the date of this prospectus, all shares of our common stock will be freely transferable without restriction or further registration under the Securities Act, except for any such shares which are held or may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144 and any such shares which are held by parties to the Stockholder Agreement, which are subject to certain transfer restrictions under the Stockholder Agreement. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future. Pursuant to the Stockholder Agreement with Apollo and Popular, each of Apollo and Popular have certain rights to demand underwritten registered offerings in respect of the approximately shares of common stock that they will own immediately following this offering, and we have granted Apollo, Popular and certain members of management incidental registration rights, in respect of shares of common stock. Upon the effectiveness of such a registration statement, all shares covered by the registration statement would be freely transferable. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

In addition, we have filed a Form S-8 under the Securities Act covering 12,089,382 shares of our common stock reserved for issuance under the Equity Incentive Plans and certain options and restricted stock granted outside of the Equity Plans but subject to the terms and conditions of the 2010 Plan. Accordingly, shares of our common stock registered under such registration statement may become available for sale in the open market upon grants under the Equity Incentive Plans, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described below.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including any shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our organizational documents and Stockholder Agreement may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the Stockholder Agreement may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board and/or each of Apollo and Popular. These provisions include:

•

a voting agreement among Apollo and Popular to vote such stockholder’s shares in favor of the Apollo and Popular director nominees (which, immediately after this offering, will constitute the right to appoint four of our nine directors) and the management director and to remove and replace any such directors in accordance with the terms of the Stockholder Agreement and applicable law and an agreement by us to take all actions within our control necessary and desirable to cause the election, removal and replacement of such directors in accordance with the Stockholder Agreement and applicable law;

•

requiring that a quorum for the transaction of business at any meeting of the stockholders (other than a reconvened meeting with the same agenda as the originally adjourned meeting) consist of (1) stockholders holding a majority of our outstanding common stock and entitled to vote at such meeting and (2) each of Apollo and Popular, for so long as it owns, together with its respective affiliates, 20% or more of our outstanding common stock;

•

requiring that a quorum for the transaction of business at any meeting of the Board (other than a reconvened meeting with the same agenda as the originally adjourned meeting) consist of (1) a majority of the total number of directors then serving on the Board and (2) at least one director nominated by each of Apollo and Popular, for so long as it owns, together with its respective affiliates, 5% or more of our outstanding common stock;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders other than Apollo and Popular (as further described below);

•	prohibiting stockholders from acting by written consent unless the action is taken by unanimous written consent;

•

requiring that each of Apollo and Popular, for so long as it, together with its respective affiliates, owns at least 20% of our outstanding common stock, approve certain corporate actions before we may take those actions, including amendments to our organizational documents, equity issuances, acquisitions or dispositions of material assets and certain other significant matters; and

•

establishing advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by stockholders at stockholder meetings, which advance notice requirements are not applicable to any directors nominated in accordance with the terms of the Stockholder Agreement.

Our issuance of shares of preferred stock could delay or prevent a change in control of us. Our Board has authority to issue shares of preferred stock, subject to the approval of each of Apollo and Popular for so long as it, together with its respective affiliates, owns at least 20% of our outstanding common stock and the approval of at least one director nominated by each of Apollo and Popular for so long as it, together with its respective affiliates, owns at least 10% of our outstanding common stock. Our Board may issue preferred stock in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

Based on the ownership levels immediately after this offering, the rights described above tied to 20% ownership will no longer apply to Apollo, but will continue to apply to Popular. In addition, Apollo and Popular, under and subject to the Stockholder Agreement and our organizational documents, will retain significant influence over matters requiring board or stockholder approval, including the election of directors, amendment of our organizational documents and certain corporate transactions. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

Together, our amended and restated certificate of incorporation, bylaws and Stockholder Agreement could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock owned by Apollo and Popular following this offering and their individual rights to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about our company or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and such statements involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing information and other information that is not historical information. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. Among the factors that significantly impact our business and could impact our business in the future are:

•	our reliance on our relationship with Popular for a significant portion of our revenues and with Banco Popular, Popular’s principal banking subsidiary, to grow our Merchant Acquiring business;

•	our ability to renew our client contracts on terms favorable to us;

•

our dependence on our processing systems, technology infrastructure, security systems and fraudulent payment detection systems, as well as on our personnel and certain third parties with whom we do business;

•	our ability to develop, install and adopt new software, technology and computing systems;

•	a decreased client base due to consolidations and failures in the financial services industry;

•	the credit risk of our merchant clients, for which we may also be liable;

•	the continuing market position of the ATH network despite competition and potential shifts in consumer payment preferences;

•	our dependence on credit card associations, including any adverse changes in credit card association or network rules or fees;

•	changes in the regulatory environment and changes in international, legal, political, administrative or economic conditions;

•	the geographical concentration of our business in Puerto Rico;

•	operating an international business in multiple regions with potential political and economic instability, including Latin America;

•	our ability to execute our geographic expansion and acquisition strategies;

•	our ability to protect our intellectual property rights against infringement and to defend ourselves against claims of infringement brought by third parties;

•	our ability to recruit and retain the qualified personnel necessary to operate our business;

•	our ability to comply with federal, state and local regulatory requirements;

•	evolving industry standards and adverse changes in global economic, political and other conditions;

•	our high level of indebtedness and restrictions contained in our debt agreements, including the senior secured credit facilities, as well as debt that could be incurred in the future;

•	our ability to generate sufficient cash to service our indebtedness and to generate future profits; and

•	other risks and uncertainties discussed in this prospectus, including in the section entitled “Risk Factors.”

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk Factors,” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In light of such risks and uncertainties, we caution you not to rely on these forward-looking statements in deciding whether to participate in this offering. These forward-looking statements speak only as of the date of this prospectus, and we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications, including the January 2013 and July 2013 Nilson Reports, the July 2013 Gartner Dataquest Market Statistics and the 2012 World Payments Report. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. This prospectus also includes market share and industry data that were prepared primarily based on management’s knowledge of the industry and industry data. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and our internal analyses and estimates. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

The Gartner report, “Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2011-2017, 2Q13 Update,” July 2013, described herein (the “Gartner Report”), represents data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, Inc. and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

NON-GAAP FINANCIAL MEASURES

Our comparison of Successor and Predecessor periods, EBITDA, Adjusted EBITDA and Adjusted Net Income, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States of America (“GAAP”). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities, as indicators of cash flows or as measures of our liquidity.

We define the “three months ended December 31, 2010” as the financial results of Holdings for the period from its inception on June 25, 2010 to December 31, 2010, consisting primarily of merger and advisory-related costs incurred prior to the Merger on September 30, 2010, and following the Merger consisting primarily of EVERTEC, LLC results of operations (the Successor period).

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments as described under “Summary—Summary Historical Consolidated and Combined Financial Data.” We define “Adjusted Net Income” as net income as adjusted to exclude unusual items and other adjustments as described under “Summary—Summary Historical Consolidated and Combined Financial Data.” We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted Net Income may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA, Adjusted EBITDA or Adjusted Net Income in the same manner. We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in the senior secured credit facilities in testing EVERTEC, LLC’s compliance with covenants therein such as interest coverage and debt incurrence. We use Adjusted Net Income to measure our overall profitability because it better reflects our cash flow generation by capturing the actual cash taxes paid rather than our tax expense as calculated under GAAP and excludes the impact of the non-cash amortization and depreciation that was created as a result of the Merger. See “Summary—Summary Historical Consolidated and Combined Financial Data” for a quantitative reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP financial performance measure, which is net income. In addition, in evaluating EBITDA, Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted Net Income are as follows:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

other companies, including other companies in our industry, may not use EBITDA, Adjusted EBITDA and Adjusted Net Income or may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” as defined in the recently-enacted Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not “emerging growth companies.” See “Risk Factors—Risks Related to Our Business—As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements, which may make our future public filings different than that of other public companies.”

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain new accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of shares of our common stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of these shares of our common stock, but we will bear the costs associated with this registration in accordance with the amended and restated stockholders agreement. The selling stockholders will bear any underwriting commissions and discounts attributable to their sale of our common stock and we will bear the remaining expenses. See “Principal and Selling Stockholders.”

DIVIDEND POLICY

We currently have a policy under which we pay a regular quarterly dividend on our common stock, subject to the declaration thereof each quarter by our Board. On August 7, 2013, our Board declared a regular quarterly cash dividend of $0.10 per share of common stock. The initial cash dividend of $0.10 per share was paid on September 6, 2013 to stockholders of record as of the close of business on August 19, 2013. Due to the timing of the sale of shares contemplated by this prospectus, purchasers of shares in this offering will not be entitled to receive the quarterly dividend declared on August 7, 2013 and which was paid on September 6, 2013. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board and will depend on many factors, including our financial condition, earnings, available cash, business opportunities, legal requirements, restrictions in our debt agreements and other contracts, capital requirements, level of indebtedness and other factors that our Board deems relevant. The covenants of our senior secured credit facilities may limit our ability to pay dividends on our common stock and limit the ability of our subsidiaries to pay dividends to us if we do not meet required performance metrics contained in our debt agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Obligations” and “Description of Certain Indebtedness.”

We are a holding company and have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries, Holdings and EVERTEC, LLC, whose ability to make any payments to us will depend upon many factors, including their operating results and cash flows. In addition, the senior secured credit facilities limit EVERTEC, LLC’s ability to pay distributions on its equity interests. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Obligations” and “Description of Certain Indebtedness.”

We paid a special dividend to our stockholders on May 9, 2012 in the aggregate amount of $269.8 million. This dividend was financed with net proceeds from a $170.0 million incremental term loan entered into by EVERTEC, LLC and an offering of $40.0 million of 11% senior notes due 2018, together with cash on hand. In addition, on December 18, 2012 we paid a special dividend to our stockholders and authorized an equitable adjustment to holders of vested options as discussed below in the aggregate amount of approximately $50.3 million. This dividend and equitable adjustment was financed primarily with cash on hand at EVERTEC, LLC. In the case of stockholders who held restricted shares at the time of such dividend, the per share dividend amount was paid or is payable in accordance with the terms and conditions of the applicable restricted stock award agreement. The equitable adjustment was effective on December 18, 2012 and was paid (in the case of options that had vested at such time) or is payable as such options vest (in the case of options that were outstanding at such time but will vest in the future) in the form of a one-time cash bonus to holders of such options for shares of our common stock in the amount of $0.69 per share. In the case of options that had vested as of December 18, 2012, the equitable adjustment was paid on December 21, 2012 and in the case of unvested options will be paid in the future as the options vest, subject to our ability at such time to comply with our debt agreements and applicable law. We have not otherwise paid any dividends on our capital stock since the Merger.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on the NYSE under the symbol “EVTC” following our initial public offering on April 17, 2013. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the NYSE since April 17, 2013.

	High	Low
Second Quarter 2013 (beginning April 17, 2013)	$22.83	$19.11
Third Quarter 2013 (through September 12, 2013)	$25.67	$21.64

On September 12, 2013, the closing price as reported on the NYSE of our common stock was $22.70 per share. As of September 12, 2013, we had approximately 124 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013.

You should read this table in conjunction with “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections “Summary—Summary Historical Consolidated and Combined Financial Data” and “Use of Proceeds” included in this prospectus.

June 30, 2013
(unaudited)
(In thousands)
Cash	$19,587

Debt:
Senior secured credit facilities
Senior secured term loan A credit facility	$299,609
Senior secured term loan B credit facility	394,129
Senior secured revolving credit facility(1)	—
Other short-term borrowings	8,663

Total debt, including current portion	702,401

Stockholders’ equity
Preferred stock	—
Common stock	819
Additional paid-in capital	153,789
Accumulated earnings	10,951
Accumulated other comprehensive loss	1,118

Total stockholders’ equity	166,677

Total capitalization	$869,078

(1)	We had borrowing availability of $100.0 million under the revolving credit facility. See “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table sets forth our selected historical consolidated and combined financial data as of the dates and for the periods indicated. The selected consolidated financial data as of and for the years ended December 31, 2012 and 2011 have been derived from the audited consolidated financial statements of EVERTEC (Successor), included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2010, and for the three months ended December 31, 2010 have been derived from the audited consolidated financial statements of EVERTEC (Successor), not included in this prospectus. The selected historical combined financial data as of December 31, 2009 and 2008, and for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008 have been derived from the audited combined financial statements of EVERTEC Business Group (Predecessor), not included in this prospectus.

The summary unaudited historical consolidated financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from the unaudited consolidated financial statements of EVERTEC appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the audited consolidated and combined financial statements of EVERTEC. In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for such period.

The results of operations for any period, including interim periods, are not necessarily indicative of the results to be expected for any future period and the historical consolidated and combined financial data presented below and elsewhere in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we operated as a separate stand-alone entity during the Predecessor period. The selected historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Successor					Predecessor
	Six months ended June 30, 2013 (unaudited)	Six months ended June 30, 2012 (unaudited)	Year ended December 31, 2012	Year ended December 31, 2011	June 25, 2010 (inception) to December 31, 2010	Nine months ended September 30, 2010	Year ended December 31,
							2009	2008
(Dollar amounts in thousands, except per share data)
Statements of Income Data:
Merchant acquiring, net	$35,624	$34,689	$69,591	$61,997	$14,789	$39,761	$48,744	$47,782
Payment processing	48,397	46,702	94,801	85,691	21,034	56,777	74,728	72,159
Business solutions	92,493	85,469	177,292	173,434	46,586	118,482	152,827	161,171

Total revenues	176,514	166,860	341,684	321,122	82,409	215,020	276,299	281,112
Cost of revenues, exclusive of depreciation and amortization shown below	82,759	77,572	158,860	155,377	41,839	113,246	150,070	164,421
Selling, general and administrative expenses	21,001	17,464	31,686	33,339	8,392	27,000	25,639	27,643
Depreciation and amortization	35,417	35,752	71,492	69,891	17,722	19,425	24,500	30,389

Total operating costs and expenses	139,177	130,788	262,038	258,607	67,953	159,671	200,209	222,453

Income from operations	37,337	36,072	79,646	62,515	14,456	55,349	76,090	58,659
Interest income	93	199	320	797	118	360	1,048	1,283
Interest expense	(25,011)	(24,430)	(54,331)	(50,957)	(13,436)	(70)	(91)	(170)
Earnings of equity method investments	625	575	564	833	—	2,270	3,508	4,229
Other (expenses) income	(77,468)	(10,657)	(8,491)	(18,201)	(36,164)	2,276	7,942	9,449

(Loss) Income before income taxes	(64,424)	1,759	17,708	(5,013)	(35,026)	60,185	88,497	73,450
Income tax (benefit) expense	(4,961)	258	(59,658)	(29,227)	(14,450)	23,017	30,659	23,914

Net (loss) income from continuing operations	(59,463)	1,501	77,366	24,214	(20,576)	37,168	57,838	49,536
Net income from discontinued operations	—	—	—	—	—	117	1,813	3,673

Net (loss) income	$(59,463)	$1,501	$77,366	$24,214	$(20,576)	$37,285	$59,651	$53,209

Net (loss) income per common share from continuing operations(1)(2)	$(0.78)	$0.02	$1.06	$0.33	$(0.29)	$0.52	$0.81	$0.69

Cash dividends declared per common share(2)	$—	$—	$4.39	$—	$—	$—	$—	$—

Balance Sheet Data (at period end):
Cash	$19,587	$26,156	$25,634	$56,200	$55,199	$—	$11,891	$24,734
Working capital(3)	38,148	59,936	33,078	87,267	62,226	—	82,272	94,220
Total assets	947,281	980,553	977,745	1,046,860	1,092,179	—	243,445	260,906
Total long-term liabilities	691,897	824,704	758,395	615,713	673,736	—	481	1,969
Total debt	702,401	735,638	763,756	523,833	562,173	—	1,413	2,802
Total net debt(4)	682,814	709,482	738,122	467,633	506,974	—	—	—
Total equity	166,677	101,048	122,455	366,176	339,613	—	211,475	228,469

(1)	For each of the periods presented above, net income per common share from continuing operations represents basic and diluted earnings per common share from continuing operations, except for the years ended December 31, 2012 and 2011, in which the diluted earnings per common share from continuing operations amounted to $1.01 and $0.33, respectively.
(2)	Adjusted to reflect the two for one stock split effective April 1, 2013.
(3)	Working capital is defined as the excess of current assets over current liabilities.
(4)	Total net debt is defined as total debt (including short-term borrowings) less cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers: (i) the results of operations for the three and six months ended June 30, 2013 and 2012; (ii) the financial condition as of June 30, 2013 and 2012; (iii) the results of operations for the years ended December 31, 2012 and 2011; and (iv) the financial condition as of December 31, 2012 and 2011. See Note 1 of the Notes to Audited Consolidated Financial Statements for additional information about the Company and the basis of presentation of our financial statements. You should read the following discussion and analysis in conjunction with the financial statements and related notes appearing elsewhere herein. This MD&A contains forward-looking statements that involve risks and uncertainties. Our actual results may differ from those indicated in the forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements.

Overview

EVERTEC is the leading full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We process over 1.8 billion transactions annually, and manage the electronic payment network for over 4,100 automated teller machines (“ATM”) and over 104,000 point-of-sale (“POS”) payment terminals. According to the July 2013 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the seventh largest in Latin America based on total number of transactions. We own and operate the ATH network, one of the leading ATM and personal identification number (“PIN”) debit networks in Latin America. In addition, we provide a comprehensive suite of services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions that are essential to their operations, enabling them to issue, process and accept transactions securely, and we believe that our business is well positioned to continue to expand across the fast growing Latin American region.

We are differentiated, in part, by our diversified business model, which enables us to provide our varied customer base with a broad range of transaction processing services from a single source across numerous channels and geographic markets. We believe this single source capability provides several competitive advantages which will enable us to continue to penetrate our existing customer base with new, complementary services, win new customers, develop new sales channels and enter new markets. We believe these competitive advantages include:

•	Our ability to package and provide a range of services across our customers’ business that often need to be sourced from different vendors;

•	Our ability to serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to manage their business as one enterprise; and

•

Our ability to capture and analyze data across the transaction processing value chain to provide value-added services that are differentiated from those offered by ‘pure play’ vendors that only have the technology, capabilities and products to serve one portion of the transaction processing value chain (such as only merchant acquiring or payment processing).

Our broad suite of services span the entire transaction processing value chain and include a range of front-end customer facing solutions as well as back-end support services. These include: (i) merchant acquiring services, which enable POS and e-commerce merchants to accept and process electronic methods of payment such as debit, credit, prepaid and electronic benefits transfer (“EBT”) cards; (ii) payment processing services, which enable financial institutions and other issuers to manage, support and facilitate the processing for credit, debit, prepaid, ATM and EBT card programs; and (iii) business process management solutions, which provide

‘mission critical’ technology solutions such as core bank processing, as well as information technology (“IT”) outsourcing and cash management services to financial institutions, enterprises and governments. We provide these services through a highly scalable, end-to-end technology platform that we manage and operate in-house. Our end-to-end technology platform includes solutions that encompass the entire transaction processing value chain. This enables us to provide ‘front-end’ processing services, such as the electronic capture and authorization of transactions at the point-of-sale, and ‘back-end’ services, such as the clearing and settlement of transactions and account reconciliation for card issuers. Our platform provides us with the broad range of capabilities, flexibility and operating leverage that enable us to innovate and develop new services, differentiate ourselves in the marketplace and generate significant operating efficiencies to continue to maximize profitability.

We sell and distribute our services primarily through a proprietary direct sales force with strong customer relationships. We are also increasingly building a variety of indirect sales channels which enable us to leverage the distribution capabilities of partners in adjacent markets, including value-added resellers, joint ventures and merchant acquiring alliances. Given our breadth across the transaction processing value chain, our customer base is highly diversified by size, type and geographic footprint.

We benefit from an attractive business model, which is characterized by recurring revenue, significant operating margins and low capital expenditure requirements. Our revenue is recurring in nature because of the mission-critical and embedded nature of the services we provide, the high switching costs associated with these services and the multi-year contracts we negotiate with our customers. Our scalable business model creates significant operating efficiencies. In addition, our business model enables us to continue to grow our business organically without significant additional capital expenditures.

Separation from and Key Relationship with Popular

Prior to the Merger on September 30, 2010, EVERTEC, LLC was 100% owned by Popular, the largest financial institution in the Caribbean, and operated substantially as an independent entity within Popular. After the consummation of the Merger, Popular retained an approximately 49% indirect ownership interest in EVERTEC, LLC and is our largest customer. In connection with, and upon consummation of, the Merger, EVERTEC, LLC entered into a 15-year Master Services Agreement, as well as several other related agreements, with Popular. Under the terms of the Master Services Agreement, Popular agreed to continue to utilize our services on an ongoing exclusive basis, for the duration of the agreement, on commercial terms consistent with the terms of our historical relationship. Additionally, Popular granted us a right of first refusal on the development of certain new financial technology products and services for the duration of the Master Services Agreement.

Recent Developments

On April 17, 2012, EVERTEC, LLC was converted from a Puerto Rico corporation to a Puerto Rico limited liability company (the “Conversion”) for the purpose of improving the consolidated tax efficiency of EVERTEC, LLC and its subsidiaries by taking advantage of recent changes to the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”), that permit limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. Through this new structure, EVERTEC, LLC will benefit from at least $30.0 million of net operating losses (“NOLs”) and $6.3 million in certain other tax attributes for Puerto Rico income tax purposes that prior to the Conversion and change in tax law were available to Holdings but not to EVERTEC, LLC. We expect our strong cash flow characteristics to be enhanced through the utilization of these NOLs and tax attributes, which will reduce our cash tax liability in years we generate taxable income. Concurrent with the Conversion, EVERTEC Intermediate Holdings, LLC (formerly known as Carib Holdings, LLC and, prior to the Conversion, Carib Holdings, Inc., “Holdings”), which is EVERTEC, LLC’s direct parent, was also converted from a Puerto Rico corporation to a Puerto Rico limited liability company and we were formed in order to act as the new parent company of Holdings.

On October 19, 2012, our subsidiary EVERTEC, LLC was granted a tax exemption under the Economic Incentives Act for the Development of Puerto Rico, Act No. 73 of May 28, 2008 (“Act 73”). Under this grant, EVERTEC, LLC will benefit from a preferential income tax rate on industrial development income, as well as from tax exemptions with respect to its municipal and property tax obligations for certain activities derived from its data processing operations in Puerto Rico. The grant has a term of 15 years effective as of January 1, 2012 with respect to income tax obligations and January 1, 2013 with respect to municipal and property tax obligations.

The grant establishes a base taxable income amount with respect to EVERTEC, LLC’s industrial development income, which amount will continue to be subject to the ordinary income tax rate under existing law. Applicable taxable income in excess of the established base taxable income amount will be subject to a preferential rate of 4%. The base taxable income amount will be ratably reduced to zero by the fourth taxable period at which point all of EVERTEC, LLC’s applicable industrial development income will be taxed at the preferential rate of 4% for the remaining period of the grant. Our industrial development income consists primarily of our data processing activities in Puerto Rico, which represented approximately 74% of our taxable income for the year ended December 31, 2012. The grant also establishes a 90% exemption on certain real and personal property taxes and a 60% exemption on municipal taxes, in each case imposed on EVERTEC, LLC. In addition, distributions to stockholders by EVERTEC, Inc. of the industrial development income will not be subject to Puerto Rico tollgate taxes.

The grant contains customary commitments, conditions and representations that EVERTEC, LLC will be required to comply with in order to maintain the grant. The more significant commitments include: (i) maintaining at least 750 employees in EVERTEC, LLC’s Puerto Rico data processing operations during 2012 and at least 700 employees for the remaining years of the grant; and (ii) investing at least $200 million in building, machinery, equipment or computer programs to be used in Puerto Rico during the effective term of the grant (to be made in $50 million increments over four year capital investment cycles). Failure to meet the requirements could result, among other things, in reductions in the benefits of the grant or revocation of the grant in its entirety, which could result in EVERTEC, LLC or EVERTEC, Inc. paying additional taxes or other payments relative to what such parties would be required to pay if the full benefits of the grant are available. In addition, the protection from Puerto Rican tollgate taxes on distributions to stockholders may be lost.

On April 17, 2013, we completed our initial public offering of 28,789,943 shares of common stock at a price to the public of $20.00 per share. A total of 6,250,000 shares were offered by us and a total of 22,539,943 shares were offered by selling stockholders, of which 13,739,284 shares were sold by Apollo, an affiliate of Apollo Global Management, LLC, and 8,800,659 shares were sold by Popular. We used the net proceeds of approximately $117.4 million from our sale of shares in the initial public offering and proceeds from borrowings under the 2013 Credit Agreement (as defined below), together with available cash on hand, to redeem our senior notes and to refinance our previous senior secured credit facilities, as described below.

On April 17, 2013, EVERTEC, LLC entered into a credit agreement (the “2013 Credit Agreement”) governing the senior secured credit facilities, consisting of a $300.0 million term loan A facility which matures on April 17, 2018, a $400.0 million term loan B facility which matures on April 17, 2020 and a $100.0 million revolving credit facility which matures on April 18, 2018. The net proceeds received by EVERTEC, LLC from the 2013 Credit Agreement, together with other cash available to EVERTEC, LLC, were used to, among other things, refinance EVERTEC, LLC’s previous senior secured credit facilities and redeem a portion of the senior notes, as further explained in “Description of Certain Indebtedness—Senior Notes.”

On August 7, 2013, our Board approved a regular quarterly cash dividend of $0.10 per common share. The first quarterly dividend was paid on September 6, 2013 to stockholders of record at the close of business on August 19, 2013.

For additional information regarding these recent events, see “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Reorganization,” “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Tax Payment Agreement” and “Dividend Policy.”

Factors and Trends Impacting the Results of Our Operations

The ongoing migration from cash and paper methods of payment to electronic payments continues to benefit the transaction processing industry globally. The increased penetration of electronic payments has been a driver for many merchants to offer acceptance of such methods in order to increase customer traffic and drive sales. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to the U.S. market and that this ongoing shift will continue to generate substantial growth opportunities for our business. For example, currently the adoption of banking products, including electronic payments, in the Latin American and Caribbean region is lower relative to the mature U.S. and European markets. We believe that the unbanked and underbanked population in our markets will continue to shrink, and therefore drive incremental penetration and growth of electronic payments in Puerto Rico and other Latin American regions.

In addition, our revenue is also impacted by the trend in outsourcing of in-house technology systems and processes. The medium and small size institutions in the Latin American markets in which we operate currently face challenges in updating and renewing their IT legacy computer systems, which we believe will continue the trend to outsource in-house technology systems and processes. We believe that our technology and business outsourcing solutions cater to the evolving needs of the financial institution customer base we target, by providing integrated, open, flexible, customer-centric and efficient IT products and services.

We also expect our results of operations to be impacted by regulatory changes which occur as the payments industry has come under increased scrutiny from lawmakers and regulators. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) signed into law in July 2010 is an example of such scrutiny and of changes in laws and regulations that could impact our operating results and financial condition.

In addition, our financial condition and results of operations are, in part, dependent on the economic and general conditions of the geographies in which we operate.

Recent Accounting Pronouncements

For a description of recent accounting standards, see Note 2 of the Notes to Audited Consolidated Financial Statements and Note 2 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus.

Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA and Adjusted Net Income, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States of America (“GAAP”). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to total revenues, net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities or as measures of our liquidity.

For more information regarding EBITDA, Adjusted EBITDA and Adjusted Net Income, including a quantitative reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP financial performance measure, which is net income, see “—Net Income Reconciliation to EBITDA, Adjusted EBITDA and Adjusted Net Income” and “—Covenant Compliance” below.

Overview of Results of Operations

The following briefly describes the components of revenues and expenses as presented in the Consolidated Statements of Income and Comprehensive Income. Descriptions of the revenue recognition policies are detailed in Note 1 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus.

Merchant acquiring, net. Merchant acquiring revenues consist of revenues from services that allow merchants to accept electronic methods of payment. Our standard merchant contract has an initial term of one or three years, with automatic one-year renewal periods. In the merchant acquiring segment, revenues include a discount fee and membership fees charged to merchants, debit network fees and rental income from POS devices and other equipment, net of credit card interchange and assessment fees charged by credit cards associations (such as VISA or MasterCard) or payment networks. The discount fee is generally a percentage of the sales amount of a credit or debit card transaction value. We also charge merchants for other services that are unrelated to the number of transactions or the transaction value.

Payment processing. Payment processing revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, including related services such as authorization, processing, management and recording of ATM and POS transactions, and ATM management and monitoring. Payment processing revenues also include revenues from card processing services (such as credit and debit card processing, authorization and settlement and fraud monitoring and control to debit or credit issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and EBT (which principally consist of services to the Puerto Rico government for the delivery of government benefits to participants). Our payment products include electronic check processing, ACH, lockbox, interactive voice response and web-based payments through personalized websites, among others.

We generally enter into one to five year contracts with our private payment processing clients and one year contracts with our government payment processing clients. For ATH network and processing services, revenues are primarily driven by the number of transactions processed. Revenues are derived primarily from network fees, transaction switching and processing fees, and leasing of POS devices. For card issuer processing, revenues are primarily dependent upon the number of cardholder accounts on file, transactions and authorizations processed, the number of cards embossed and other processing services. For EBT services, revenues are primarily derived from the number of beneficiaries on file.

Business solutions. Business solutions revenues consist of revenues from a full suite of business process management solutions including specifically core bank processing, network hosting and management, IT consulting services, business process outsourcing, item and cash processing, and fulfillment. We generally enter into one to five year contracts with our private business solutions clients and one year contracts with our government business solutions clients.

In addition, we are a reseller of hardware and software products and these resale transactions are generally one-time transactions. Revenues from sales of hardware or software products are recognized once the following four criteria are met: (i) evidence of an agreement exists, (ii) delivery and acceptance has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collection of the selling price is reasonably assured.

Cost of revenues. This caption includes the costs directly associated with providing services to customers as well as product and software sales, including software licensing and maintenance costs, telecommunications costs, personnel and infrastructure costs to develop and maintain applications, operate computer networks and provide associated customer support, and other operating expenses.

Selling, general and administrative. This caption primarily consists of salaries, wages and related expenses paid to sales personnel, administrative employees and management, advertising and promotional costs, audit and legal fees, and other selling expenses.

Depreciation and amortization. This caption consists of our depreciation and amortization expense. Following the completion of the Merger, our depreciation and amortization expense increased as a result of the purchase price allocation adjustments to reflect the fair value and revised useful life assigned to property and equipment and intangible assets in connection with the Merger.

Results of Operations

The following tables set forth certain consolidated financial information for the three and six months ended June 30, 2013 and 2012, and the years ended December 31, 2012 and 2011. The following tables and discussion should be read in conjunction with the information contained in our Audited Consolidated Financial Statements and the notes thereto appearing elsewhere in this prospectus.

Comparison of the three months ended June 30, 2013 and 2012

The following tables present the components of our unaudited consolidated statements of (loss) income and comprehensive (loss) income by business segment and the change in those amounts for the three months ended June 30, 2013 and 2012.

Revenues

	Three months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Merchant acquiring, net	$18,165	$17,028	$1,137	7%
Payment processing	24,285	23,803	482	2%
Business solutions	46,725	43,541	3,184	7%

Total revenues	$89,175	$84,372	$4,803	6%

Total revenues for the three months ended June 30, 2013 were $89.2 million, representing an increase of $4.8 million or 6% as compared to the corresponding 2012 period.

Merchant acquiring revenues for the three months ended June 30, 2013 were $18.2 million, representing an increase of $1.1 million or 7% as compared to the corresponding 2012 period. The revenue growth in this quarter was primarily due to an increase in transaction volumes.

Payment processing revenues for the three months ended June 30, 2013 were $24.3 million, representing an increase of $0.5 million or 2% as compared to the corresponding 2012 period. The revenue growth comparison is impacted by a non-recurring increase in processing volumes during the quarter ended June 30, 2012 related to certain one-time items. Normalizing for these one-time items, revenues in this segment grew 6% versus the prior year.

Business solutions revenues for the three months ended June 30, 2013 were $46.7 million, representing an increase of $3.2 million or 7% as compared to the corresponding 2012 period. Revenue growth was primarily driven by an increase in sales and higher demand for our services.

Operating costs and expenses

	Three months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Cost of revenues, exclusive of depreciation and amortization shown below	$42,257	$39,831	$2,426	6%
Selling, general and administrative expenses	12,138	8,477	3,661	43%
Depreciation and amortization	17,842	17,830	12	0%

Total operating costs and expenses	$72,237	$66,138	$6,099	9%

Total operating costs and expenses for the three months ended June 30, 2013 were $72.2 million, representing an increase of $6.1 million or 9% as compared to the corresponding 2012 period.

Cost of revenues for the three months ended June 30, 2013 were $42.3 million, representing an increase of $2.4 million or 6% as compared to the corresponding 2012 period. The growth in our cost of revenues was primarily due to a $2.0 million increase in product sales within our business solutions segment and a non-cash compensation expense of $1.8 million related to the vesting of all Tranche B and C stock options, partially offset by a $1.4 million decrease in professional services.

Selling, general and administrative expenses for the three months ended June 30, 2013 were $12.1 million, representing an increase of $3.7 million or 43% as compared to the corresponding 2012 period. The increase in our selling, general and administrative expenses was primarily due to a $3.1 million non-cash charge taken in connection with the vesting of all Tranche B and C stock options.

For additional information, refer to Note 7 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus.

Income from operations

The following table presents income from operations by reportable segments.

	Three months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Segment income from operations
Merchant acquiring	$8,161	$7,970	$191	2%
Payment processing	11,719	12,756	(1,037)	-8%
Business solutions	8,784	8,870	(86)	-1%

Total segment income from operations	28,664	29,596	(932)	-3%
Merger related depreciation and amortization and other unallocated expenses(1)	(11,726)	(11,362)	(364)	-3%

Income from operations	$16,938	$18,234	$(1,296)	-7%

(1)	Primarily represents non-operating depreciation and amortization expenses generated as a result of the Merger and certain non-recurring fees and expenses.

Income from operations for the three months ended June 30, 2013 was $16.9 million, representing a decrease of $1.3 million or 7% as compared to the corresponding 2012 period. The decrease in income from operations was the result of the non-recurring $4.9 million non-cash expense related to the vesting of all Tranche B and C stock options. Excluding this expense, income from operations would have increased by $3.6 million or 20%. This increase was driven by the aforementioned factors impacting our revenues and operating costs and expenses.

See Note 12 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information on the Company’s reportable segments and for a reconciliation of income from operations to net (loss) income.

Non-operating (expenses) income

	Three months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Non-operating (expenses) income
Interest income	$49	$77	$(28)	-36%
Interest expense	(9,747)	(13,254)	3,507	26%
Earnings of equity method investment	348	509	(161)	-32%
Other expenses	(77,535)	(8,397)	(69,138)	-823%

Total non-operating (expenses) income	$(86,885)	$(21,065)	$(65,820)	-312%

Total non-operating expenses for the three months ended June 30, 2013 were $86.9 million, representing an increase of $65.8 million as compared to the corresponding 2012 period. The increase in non-operating expenses in 2013 was primarily driven by $58.5 million related to the extinguishment of debt and $16.7 million related to the termination of the consulting agreements with Apollo and Popular, partially offset by a $3.5 million decrease in interest expense as a result of the debt refinancing during the quarter.

For additional information related to the extinguishment of debt and associated loss, see Note 5 of the Notes to Unaudited Consolidated Financial Statements included appearing elsewhere in this prospectus.

Income tax benefit

Income tax benefit for the three months ended June 30, 2013 amounted to approximately $5.0 million compared to $0.8 million for the corresponding 2012 period. The increase in income tax benefit was attributable to a higher taxable loss as a result of higher non-operating expenses related to the extinguishment of debt, the termination of the consulting agreements and the vesting of all Tranche B and C stock options, as explained above. This increase was partially offset by the effect of the tax grant received in the fourth quarter of 2012 that reduced our marginal corporate tax rates from 30% to 4% on our industrial development income.

See Note 8 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information regarding income taxes.

Comparison of the six months ended June 30, 2013 and 2012

The following tables present the components of our unaudited consolidated statements of (loss) income and comprehensive (loss) income by business segment and the change in those amounts for the six months ended June 30, 2013 and June 30, 2012.

Revenues

	Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Merchant acquiring, net	$35,624	$34,689	$935	3%
Payment processing	48,397	46,702	1,695	4%
Business solutions	92,493	85,469	7,024	8%

Total revenues	$176,514	$166,860	$9,654	6%

Total revenues for the six months ended June 30, 2013 were $176.5 million, representing an increase of $9.7 million or 6% as compared to the corresponding 2012 period.

Merchant acquiring revenues for the six months ended June 30, 2013 were $35.6 million, representing an increase of $0.9 million or 3% as compared to the corresponding 2012 period. The revenue growth for 2013 was primarily due to higher volume, partially offset by certain effects related to the Durbin Amendment which went into effect in the fourth quarter of 2011. Normalizing for the effects related to the Durbin Amendment, revenues in this segment grew 8% versus the prior year.

Payment processing revenues for the six months ended June 30, 2013 were $48.4 million, representing an increase of $1.7 million or 4% as compared to the corresponding 2012 period. The revenue growth comparison is impacted by a non-recurring increase in processing volumes during the quarter ended June 30, 2012 related to certain one-time items. Normalizing for these one-time items, revenues in this segment grew 6% versus the prior year.

Business solutions revenues for the six months ended June 30, 2013 were $92.5 million, representing an increase of $7.0 million or 8% as compared to the corresponding 2012 period. Revenue growth was primarily driven by an increase in sales and higher demand for our services.

Operating costs and expenses

	Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Cost of revenues, exclusive of depreciation and amortization shown below	$82,759	$77,572	$5,187	7%
Selling, general and administrative expenses	21,001	17,464	3,537	20%
Depreciation and amortization	35,417	35,752	(335)	-1%

Total operating costs and expenses	$139,177	$130,788	$8,389	6%

Total operating costs and expenses for the six months ended June 30, 2013 were $139.2 million, representing an increase of $8.4 million or 6% as compared to the corresponding 2012 period.

Cost of revenues for the six months ended June 30, 2013 were $82.8 million, representing an increase of $5.2 million or 7% as compared to the corresponding 2012 period. The growth in our cost of revenues was primarily due to a $4.4 million increase in product sales within our business solutions segment and a non-cash compensation expense of $1.8 million related to the vesting of all Tranche B and C stock options, partially offset by a $1.9 million decrease in professional services.

Selling, general and administrative expenses for the six months ended June 30, 2013 were $21.0 million, representing an increase of $3.5 million or 20% as compared to the corresponding 2012 period. The increase in our selling, general and administrative expenses was primarily due to a $3.1 million non-cash charge taken in connection with the vesting of all Tranche B and C stock options. For additional information, refer to Note 7 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus.

Depreciation and amortization expense for the six months ended June 30, 2013 was $35.4 million, representing a decrease of $0.3 million or 1% as compared to the corresponding 2012 period.

Income from operations

The following table presents income from operations by reportable segments.

	Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Segment income from operations
Merchant acquiring	$17,395	$16,511	$884	5%
Payment processing	25,270	25,065	205	1%
Business solutions	19,318	17,950	1,368	8%

Total segment income from operations	61,983	59,526	2,457	4%
Merger related depreciation and amortization and other unallocated expenses(1)	(24,646)	(23,454)	(1,192)	-5%

Income from operations	$37,337	$36,072	$1,265	4%

(1)	Primarily represents non-operating depreciation and amortization expenses generated as a result of the Merger and certain non-recurring fees and expenses.

Income from operations for the six months ended June 30, 2013 was $37.3 million, representing an increase of $1.3 million or 4% as compared to the corresponding 2012 period. The increase in income from operations was driven by the aforementioned factors impacting our revenues and operating costs and expenses. Excluding the non-recurring $4.9 million non-cash expense related to the vesting of all Tranche B and C stock options, income from operations would have increased by $6.2 million or 17%.

See Note 12 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information on the Company’s reportable segments and for a reconciliation of income from operations to net (loss) income.

Non-operating (expenses) income

	Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	Variance
Non-operating (expenses) income
Interest income	$93	$199	$(106)	-53%
Interest expense	(25,011)	(24,430)	(581)	-2%
Earnings of equity method investment	625	575	50	9%
Other expenses	(77,468)	(10,657)	(66,811)	-627%

Total non-operating (expenses) income	$(101,761)	$(34,313)	$(67,448)	-197%

Total non-operating expenses for the six months ended June 30, 2013 were $101.8 million, representing an increase of $67.4 million as compared to the corresponding 2012 period. The increase in non-operating expenses in 2013 was primarily driven by aforementioned factors impacting our quarterly results in non-operating (expenses) income.

Income tax benefit

Income tax benefit for the six months ended June 30, 2013 amounted to approximately $5.0 million compared to an income tax expense of $0.3 million for the corresponding 2012 period. Income tax benefit in the 2013 period was attributable to a taxable loss as a result of higher non-operating expenses related to the extinguishment of debt, the termination of the consulting agreements and the vesting of all Tranche B and C stock options, as explained above. The tax benefit was partially offset by the effect of the tax grant received in the fourth quarter of 2012 that reduced our marginal corporate tax rates from 30% to 4% on our industrial development income.

See Note 8 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information regarding income taxes.

Comparison of the years ended December 31, 2012 and 2011

The following tables present the components of our audited consolidated statements of income and comprehensive income by business segment and the change in those amounts for the years ended December 31, 2012 and 2011.

Revenues

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011	Variance
Merchant acquiring, net	$69,591	$61,997	$7,594	12%
Payment processing	94,801	85,691	9,110	11%
Business solutions	177,292	173,434	3,858	2%

Total revenues	$341,684	$321,122	$20,562	6%

Total revenues for the year ended December 31, 2012 were $341.7 million, representing an increase of $20.6 million or 6% as compared to the corresponding 2011 period.

Merchant acquiring revenues for the year ended December 31, 2012 were $69.6 million, representing an increase of $7.6 million or 12% as compared to the corresponding 2011 period. The increase in merchant acquiring revenues during 2012 was primarily attributable to a $5.0 million increase in transaction volumes in our core business.

Payment processing revenues for the year ended December 31, 2012 were $94.8 million, representing an increase of $9.1 million or 11% as compared to the corresponding 2011 period. The increase in payment processing revenues during 2012 was primarily attributable to an increase in accounts on file and volume of ATH network and processing transactions of $5.3 million and $3.8 million, respectively.

Business solutions revenues for the year ended December 31, 2012 were $177.3 million, representing an increase of $3.9 million or 2% as compared to the corresponding 2011 period. The increase in business solutions revenues during 2012 was primarily due to higher demand for network and core banking services of $9.0 million, partially offset by lower demand for IT consulting and item processing services of $5.0 million.

Operating costs and expenses

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011	Variance
Cost of revenues, exclusive of depreciation and amortization shown below	$158,860	$155,377	$3,483	2%
Selling, general and administrative expenses	31,686	33,339	(1,653)	-5%
Depreciation and amortization	71,492	69,891	1,601	2%

Total operating costs and expenses	$262,038	$258,607	$3,431	1%

Total operating costs and expenses for the year ended December 31, 2012 were $262.0 million, representing an increase of $3.4 million or 1% as compared to the corresponding 2011 period.

Cost of revenues for the year ended December 31, 2012 were $158.9 million, representing an increase of $3.5 million or 2% as compared to the corresponding 2011 period. The increase in cost of revenues during 2012 was primarily attributable to a $2.2 million non-cash asset write-off, $0.9 million increase in equipment expenses and $0.8 million increase in professional expenses, partially offset by a $2.3 million decrease in personnel expenses as a result of cost control initiatives. Gross margin percentage for the year ended December 31, 2012 improved to 53.5% from 51.6% in 2011. The improvement in gross margin was principally driven by our highly scalable technology platform which allows us to support incremental volumes with low incremental costs.

Selling, general and administrative expenses for the year ended December 31, 2012 were $31.7 million, representing a decrease of $1.7 million or 5% as compared to the corresponding 2011 period. The decrease in selling, general and administrative expenses in 2012 was primarily attributable to a reduction in personnel costs of $1.4 million as a result of cost control initiatives.

Depreciation and amortization expense for the year ended December 31, 2012 was $71.5 million, representing an increase of $1.6 million or 2% as compared to the corresponding 2011 period. The increase in depreciation and amortization expense in 2012 was primarily a result of an increase in capital expenditures associated with certain new projects.

Income from operations

The following table presents income from operations by reportable segments.

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011	Variance
Segment income from operations
Merchant acquiring	$33,836	$30,258	$3,578	12%
Payment processing	53,682	45,031	8,651	19%
Business solutions	39,845	36,690	3,155	9%

Total segment income from operations	127,363	111,979	15,384	14%
Merger related depreciation and amortization and other unallocated expenses(1)	(47,717)	(49,464)	1,747	-4%

Income from operations	$79,646	$62,515	$17,131	27%

(1)	Represents certain incremental depreciation and amortization expenses generated as a result of the Merger, non-recurring compensation and benefits expenses, and professional fees.

Income from operations for the year ended December 31, 2012 was $79.6 million, representing an increase of $17.1 million or 27% as compared to the corresponding 2011 period. The increase in income from operations in 2012 was driven by the aforementioned factors impacting our revenues and operating costs and expenses. For a reconciliation of the income from operations to net income see Note 21 of the Notes to Audited Consolidated Financial Statements.

Non-operating (expenses) income

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011	Variance
Non-operating (expenses) income
Interest income	$320	$797	$(477)	-60%
Interest expense	(54,331)	(50,957)	(3,374)	-7%
Earnings of equity method investment	564	833	(269)	-32%
Other expenses	(8,491)	(18,201)	9,710	53%

Total non-operating (expenses) income	$(61,938)	$(67,528)	$5,590	8%

Total non-operating expenses for the year ended December 31, 2012 were $61.9 million, representing a decrease of $5.6 million or 8% as compared to the 2011 period. The decrease in non-operating expenses in 2012 was primarily driven by lower other expenses of $9.7 million, partially offset by an increase in interest expense of $3.4 million from the issuance of additional debt in May 2012.

Other expenses during 2012 were primarily comprised of debt issuance costs of $8.8 million and $2.2 million related to personnel separation, partially offset by an unrealized gain of $0.9 million related to the fair value adjustment of certain assets and a $1.3 million foreign currency translation gain. For the corresponding 2011 period, other expenses were primarily driven by a $14.5 million charge related to the voluntary retirement program, debt issuance costs of $2.2 million and $1.2 million from the settlement of a derivative related to our acquisition of an equity interest in CONTADO from Popular.

Income tax benefit

Income tax benefit for the year ended December 31, 2012 was $59.7 million as compared to $29.2 million for the corresponding 2011 period. The income tax benefit in 2012 was primarily attributable to a $66.4 million reduction of our deferred tax liability. The deferred tax liability was originally recognized using enacted tax rates expected to apply to taxable income in the years in which those temporary differences were expected to be recovered or settled. In the fourth quarter of 2012, we received a tax grant from the Government of Puerto Rico that reduced our marginal corporate income tax rate from 30% to 4% on industrial development income. Industrial development income represented approximately 74% of our taxable income for the year ended December 31, 2012. The effect on deferred tax liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date.

The income tax benefit in 2011 was primarily attributable to a $27.6 million reduction in the Company’s deferred tax liability following the enactment of certain tax reforms in Puerto Rico on January 31, 2011 which reduced the marginal corporate income tax rate from 39% to 30%.

See Note 17 of the Notes to Audited Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding income taxes.

Net Income

Net income for the year ended December 31, 2012 was $77.4 million as compared to $24.2 million for the corresponding 2011 period. Net income for the 2012 period was favorably impacted by the aforementioned $66.4 million income tax benefit and by income before income taxes of $17.7 million. Net income for the 2011 period was also driven by a $29.2 million income tax benefit on extinguishing a portion of our deferred tax liability, partially offset by a $5.0 million loss before income taxes.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from operations, while our primary liquidity requirements are the funding of capital expenditures and working capital needs. At June 30, 2013, we had available a $100.0 million revolving credit facility under the senior secured credit facilities, as described in Note 5 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus.

At June 30, 2013, we had cash of $19.6 million of which $9.3 million is in possession of our subsidiaries located outside of Puerto Rico for purposes of (i) funding the respective subsidiary’s current business operations and (ii) funding potential future investment outside of Puerto Rico. Over the long-term, it is the Company’s intention to reinvest these funds outside Puerto Rico and based on its forecast, the Company’s current liquidity requirements would not require the repatriation of these funds for purposes of funding the Company’s Puerto Rico operations over a long-term period or debt service obligations. However, if in the future the Company determines that there is no longer a need to maintain such cash within its foreign subsidiaries, it may elect to distribute such cash to the Company in Puerto Rico. Distributions from the Company’s foreign subsidiaries to Puerto Rico may be subject to tax withholdings and to other tax consequences.

Our primary use of cash is for operating expenses, working capital requirements, capital expenditures, dividend payments and debt service obligations as they become due.

Based on our current level of operations, we believe our cash flows from operations and available senior secured revolving credit facility will be adequate to meet our liquidity needs for the next twelve months. However, our ability to fund future operating expenses, dividend payments and capital expenditures and our ability to make scheduled payments of interest, to pay principal on or refinance our indebtedness and to satisfy any other of our present or future debt obligations will depend on our future operating performance, which will be affected by general economic, financial and other factors beyond our control.

Comparison of the six months ended June 30, 2013 and 2012

The following table presents our cash flows from operations for the six months ended June 30, 2013 and June 30, 2012.

	Six months ended June 30,
(Dollar amounts in thousands)	2013	2012
Cash (used in) provided by operating activities	$(13,902)	$41,995
Cash used in investing activities	(12,344)	(9,068)
Cash provided by (used in) financing activities	20,199	(62,971)

Decrease in cash	$(6,047)	$(30,044)

Net cash used in operating activities for the six months ended June 30, 2013 was $13.9 million as compared to cash provided by operating activities of $42.0 million for the corresponding 2012 period. The decrease of $55.9 million was primarily attributable to cash used to pay certain amounts related to the redemption of the senior notes and the extinguishment of debt of $41.9 million, and a $16.7 million payment related to the termination of the consulting agreements with Popular and Apollo.

Net cash used in investing activities for the six months ended June 30, 2013 was $12.3 million as compared to $9.1 million for the corresponding period in 2012. The increase in cash used of $3.2 million was primarily due to an increase in the acquisition of software in 2013.

Net cash provided by financing activities for the six months ended June 30, 2013 was $20.2 million as compared to cash used in financing activities of $63.0 million in the corresponding 2012 period. Cash provided by financing activities in 2013 consisted of proceeds from the initial public offering and from the issuance of additional debt amounting to $812.4 million, partially offset by $763.9 million of debt repayment, $12.1 million of debt issuance costs and $16.7 million in taxes paid as a result of cashless exercise of stock options. Cash used in financing activities during 2012 resulted from the payment of dividends of $269.8 million, partially offset by proceeds received from the issuance of debt of $208.7 million.

Comparison of the years ended December 31, 2012 and 2011

The following table presents our cash flows from operations for the years ended December 31, 2012 and 2011.

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Cash provided by operating activities	$82,664	$69,371
Cash used in investing activities	(27,042)	(31,747)
Cash used in financing activities	(86,188)	(36,623)

(Decrease) increase in cash	$(30,566)	$1,001

Net cash provided by operating activities for the year ended December 31, 2012 was $82.7 million as compared to $69.4 million for the year ended December 31, 2011. The increase of $13.3 million was primarily due to an increase in cash earnings from operations of $19.8 million partially offset by a net change in assets and liabilities of $6.5 million. Accounts receivable as of December 31, 2012 were $78.6 million, representing an increase of approximately $17.7 million as compared to the prior year period. The increase was primarily attributable to the timing of billings and collections at year end and does not represent a change in our collections policies, average collection periods or credit worthiness of our clients.

Net cash used in investing activities for the year ended December 31, 2012 was $27.0 million as compared to $31.7 million for the year ended December 31, 2011. The decrease of $4.7 million was primarily due to our acquisition of an equity interest in CONTADO for $9.2 million in 2011 partially offset by a $4.1 million increase in the acquisition of property, equipment and intangibles in 2012.

Net cash used in financing activities for the year ended December 31, 2012 was $86.2 million as compared to $36.6 million for the year ended December 31, 2011. During the year ended December 31, 2012 we paid $320.0 million in dividends, which was partially funded and offset by $235.7 million in proceeds from the issuance of long-term debt and short-term borrowings. During the year ended December 31, 2011 cash used in financing activities was primarily attributable to a $38.6 million voluntary repayment and purchase of our long-term debt.

In connection with our initial public offering, we entered into new $800.0 million senior secured credit facilities to refinance all of the outstanding indebtedness under the previously existing senior secured credit facilities and to redeem the portion of the indebtedness under the notes that remained outstanding after the application of the net proceeds from this initial public offering. For a description of the terms of the senior secured credit facilities, see “Description of Certain Indebtedness—New Senior Secured Credit Facilities.”

Capital Resources

Our principal capital expenditures are for hardware and computer software (purchased and internally developed) and additions to property and equipment. We invested approximately $12.3 million and $8.9 million for the six months ended June 30, 2013 and 2012, respectively, and $27.5 million and $23.4 million for the years ended December 31, 2012 and 2011, respectively. Capital expenditures are expected to be funded by cash flows from operations and, if necessary, borrowings under the revolving credit facility.

Financial Obligations

Refinancing

On April 17, 2013, EVERTEC, LLC entered into the 2013 Credit Agreement governing the senior secured credit facilities, consisting of a $300.0 million term loan A facility which matures on April 17, 2018, a $400.0 million term loan B facility which matures on April 17, 2020 and a $100.0 million revolving credit facility which matures on April 18, 2018. The net proceeds received by EVERTEC, LLC from the 2013 Credit Agreement, together with other cash available to EVERTEC, LLC, were used to, among other things, refinance EVERTEC, LLC’s previous senior secured credit facilities and redeem a portion of the senior notes, as further explained below.

On March 29, 2013, EVERTEC, LLC provided notice to Wilmington Trust, National Association (the “Trustee”) pursuant to the Indenture, dated as of September 30, 2010 (as supplemented by Supplemental Indenture No. 1, dated as of April 17, 2012, Supplemental Indenture No. 2, dated as of May 7, 2012 and Supplemental Indenture No. 3, dated as of May 7, 2012) between EVERTEC, LLC and EVERTEC Finance Corp. (together, the “Co-Issuers”), the Guarantors named therein and the Trustee (the “Indenture”), that the Co-Issuers had elected to (i) redeem $91.0 million principal amount of their outstanding senior notes, at a redemption price of 111.0%, plus accrued and unpaid interest, on April 29, 2013 (the “Partial Redemption”) and (ii) redeem all of their outstanding senior notes (after giving effect to the redemption of $91.0 million principal amount of the senior notes described in clause (i)) at a redemption price of 100% plus a make-whole premium of 20%, plus accrued and unpaid interest, on April 30, 2013 (the “Full Redemption”). On April 17, 2013, the Co-Issuers and the Trustee entered into a Satisfaction and Discharge Agreement whereby EVERTEC, LLC caused to be irrevocably deposited with the Trustee, to satisfy and to discharge the Co-Issuers’ obligations under the Indenture (a) a portion of the net cash proceeds received by the Company in the initial public offering to Holdings, which contributed such proceeds to EVERTEC, LLC, in an amount sufficient to effect the Partial Redemption on April 29, 2013 and (b) proceeds from the 2013 Credit Agreement described above in an amount sufficient to effect the Full Redemption on April 30, 2013. On April 29, 2013, the Partial Redemption was effected and on April 30, 2013, the Full Redemption was effected.

New Senior Secured Credit Facilities

Term A

The term loan A has a principal amount of $300.0 million (“Term A Loan”) and requires principal payments on the last business day of each quarter equal to (a) 1.250% of the original principal amount commencing on September 30, 2013 through June 30, 2016; (b) 1.875% of the original principal amount from September 30, 2016 through June 30, 2017; (c) 2.50% of the original principal amount from September 30, 2017 through March 31, 2018 and (d) the remaining outstanding principal amount on the maturity of the Term A Loans on April 17, 2018. Interest is payable at a rate equal to, at the Company’s option, either (a) LIBOR Rate plus an applicable margin ranging from 2.00% to 2.50%, based on EVERTEC, LLC’s first lien secured net leverage ratio or (b) Base Rate plus an applicable margin ranging from 1.00% to 1.50%, based on EVERTEC, LLC’s first lien secured net leverage ratio. Term A Loan has no LIBOR Rate or Base Rate minimum or floor.

Term B

The term loan B has a principal amount of $400.0 million (“Term B Loan”) and requires principal payments on the last business day of each quarter equal to 0.250% of the original principal amount commencing on September 30, 2013 and the remaining outstanding principal amount on the maturity of the Term B Loan on April 17, 2020. Interest is payable at a rate equal to, at the Company’s option, either (a) LIBOR Rate plus an applicable margin ranging from 2.50% to 2.75% or (b) Base Rate plus an applicable margin ranging from 1.50% to 1.75%, based on EVERTEC, LLC’s first lien secured net leverage ratio. The LIBOR Rate and Base Rate are subject to floors of 0.75% and 1.75%, respectively.

Revolving Credit Facility

The revolving credit facility has an available balance up to $100.0 million, with an interest rate on loans calculated the same as the applicable Term A Loan rate. The facility matures on April 17, 2018 and has a “commitment fee” payable one business day after the last business day of each quarter calculated based on the daily unused commitment during the preceding quarter. The commitment fee for the unused portion of this facility ranges from 0.125% to 0.375% based on EVERTEC, LLC’s first lien secured net leverage ratio. As of June 30, 2013, the revolving credit facility was undrawn.

All loans may be prepaid without premium or penalty, except for a 1% premium payable if any of the Term B Loans are refinanced or repriced with syndicated secured term loans having a lower effective interest rate on or prior to April 17, 2014.

The new senior secured credit facilities allow EVERTEC, LLC to obtain, on an uncommitted basis at the sole discretion of participating lenders, an incremental amount of term loan and/or revolving credit facility commitments not to exceed the greater of (i) $200.0 million and (ii) maximum amount of debt that would not cause EVERTEC, LLC’s pro forma first lien secured net leverage ratio to exceed 4.25 to 1.00.

The senior secured revolving credit facility is available for general corporate purposes and includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swing line borrowings. All obligations under the new senior secured credit facilities are unconditionally guaranteed by Holdings and, subject to certain exceptions, each of EVERTEC, LLC’s existing and future wholly-owned subsidiaries. All obligations under the new senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of EVERTEC, LLC’s assets and the assets of the guarantors, subject to certain exceptions.

See Note 5 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information.

Other Short-Term Borrowing

In December 2012, we entered into a financing agreement in the ordinary course of business to purchase certain software and related services in the amount of $13.0 million to be repaid in three payments over a term of 10 months. As of June 30, 2013, the outstanding balance of this other short-term borrowing was $8.7 million.

Covenant Compliance

The credit facilities contain various restrictive covenants. The Term A Loan and the revolving facility (subject to certain exceptions) require EVERTEC, LLC to maintain on a quarterly basis a specified maximum senior secured leverage ratio of up to 6.60 as defined in the 2013 Credit Agreement (total first lien secured debt to Adjusted EBITDA). In addition, the 2013 Credit Agreement, among other things: (a) limits EVERTEC, LLC’s ability and the ability of its subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) restricts EVERTEC, LLC’s ability to enter into agreements that would restrict the ability of its subsidiaries to pay dividends or make certain payments to its parent company; and (c) places restrictions on EVERTEC, LLC’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their assets. However, all of the covenants in these agreements are subject to significant exceptions. As of June 30, 2013, the senior secured leverage ratio was 3.94 to 1.00.

In this prospectus, we refer to the term “Adjusted EBITDA” to mean EBITDA as so defined and calculated for purposes of determining compliance with the senior secured leverage ratio based on the financial information for the last twelve months at the end of each quarter.

Net Income Reconciliation to EBITDA, Adjusted EBITDA and Adjusted Net Income

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments described below. We define “Adjusted Net Income” as net income as adjusted to exclude unusual items and other adjustments described below.

We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in the senior secured credit facilities in testing EVERTEC, LLC’s compliance with covenants therein such as the senior secured leverage ratio. We use Adjusted Net Income to measure our overall profitability because it better reflects our cash flows generation by capturing the actual cash taxes paid rather than our tax expense as calculated under GAAP and excludes the impact of the non-cash amortization and depreciation that was created as a result of the Merger. In addition, in evaluating EBITDA, Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted Net Income are as follows:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

other companies, including other companies in our industry, may not use EBITDA, Adjusted EBITDA and Adjusted Net Income or may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

EBITDA, Adjusted EBITDA and Adjusted Net Income are not measurements of liquidity or financial performance under GAAP. You should not consider EBITDA, Adjusted EBITDA and Adjusted Net Income as alternatives to cash flows from operating activities or any other performance measures determined in accordance with GAAP, as indicators of cash flows, as measures of liquidity or as alternatives to operating or net income determined in accordance with GAAP.

A reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income is provided below.

(Dollar amounts in thousands)	Three months ended June 30, 2013	Six months ended June 30, 2013	Twelve months ended June 30, 2013	Year ended December 31, 2012
Net income	$(64,935)	$(59,463)	$16,402	$77,366
Income tax benefit	(5,012)	(4,961)	(64,877)	(59,658)
Interest expense, net	9,698	24,918	54,698	54,011
Depreciation and amortization	17,842	35,417	71,157	71,492

EBITDA	(42,407)	(4,089)	77,380	143,211
Software maintenance reimbursement and other costs(a)	489	1,091	2,213	2,429
Equity income(b)	153	(124)	780	1,057
Compensation and benefits(c)	6,218	6,549	7,244	3,795
Pro forma cost reduction adjustments(d)	75	150	2,300	2,150
Transaction, refinancing and other non-recurring fees(e)	59,645	61,515	65,027	15,246
Management fees(f)	19,261	20,109	21,600	2,982
Purchase accounting(g)	(3)	(19)	(1,201)	(1,284)

Adjusted EBITDA	43,431	85,182	175,343	169,586
Pro forma EBITDA adjustments(h)	(75)	(150)	(2,300)	(2,150)
Operating depreciation and amortization(i)	(8,079)	(15,894)	(31,811)	(31,287)
Cash interest expense(j)	(5,434)	(11,110)	(38,227)	(48,921)
Cash income taxes(k)	(969)	(1,666)	(3,023)	(2,785)

Adjusted Net Income	$28,874	$56,362	$99,982	$84,443

Adjusted net income per common share:(l)
Basic	$0.37	$0.74
Diluted	$0.35	$0.70
Shares used in computing adjusted net income per share:(l)
Basic	78,928,780	75,849,551
Diluted	82,747,507	80,076,665

(a)	Primarily represents reimbursements received for certain software maintenance expenses as part of the Merger.
(b)	Represents the elimination of non-cash equity earnings from our 19.99% equity investment in CONTADO, net of cash dividends received. See “Certain Relationships and Related Party Transactions—Related Party Transactions after the Closing of the Merger—CONTADO and Serfinsa.”
(c)	Primarily represents non-cash equity based compensation expense. For the year ended December 31, 2012 mainly represents a one-time payment of $2.2 million as a result of the former CEO’s employment modification agreement.
(d)	Represents the pro forma effect of the expected net savings primarily in compensation and benefits from the reduction of certain employees, temporary employees and professional services. This pro forma amount was calculated using the net amount of actual expenses for temporary employees and professional services for the twelve month period prior to their replacement, separation and/or elimination net of the incremental cost of the new full-time employees that were hired.
(e)	Represents fees and expenses associated with non-recurring corporate transactions including: (i) costs associated with the issuance and refinancing of EVERTEC’s debt of approximately $8.8 million in the second quarter of 2012; (ii) costs related to EVERTEC, LLC’s conversion to an LLC and the distributions made to EVERTEC, LLC’s direct parent of $3.9 million; (iii) a nonrecurring, non-cash asset write-off of $1.6 million in the year ended December 31, 2012; and (iv) cost associated with the refinancing and debt extinguishment of $58.6 million in the second quarter of 2013.
(f)	Represents consulting fees paid to our equity sponsors. In connection with our initial public offering during the second quarter of 2013, our consulting agreements with Apollo and Popular were terminated. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Consulting Agreements.”
(g)	Represents the elimination of the effects of purchase accounting in connection with certain software related arrangements where EVERTEC, LLC receives reimbursements from Popular.
(h)	Represents the elimination of the pro-forma benefits described in note (d) above.
(i)	Represents operating depreciation and amortization expense which excludes amounts generated as a result of the Merger.
(j)	For the three and six months ended June 30, 2013 represents pro forma cash interest expense assuming EVERTEC’s April 2013 refinancing occurred on January 1, 2013. For the twelve months ended June 30, 2013, includes the pro forma cash interest expense mentioned above for the 2013 period and for the 2012 period represents interest expense, less interest income, as they appear on our consolidated statements of (loss) income and comprehensive (loss) income, adjusted to exclude non-cash amortization of the debt issue costs, premium and accretion of discount.

(k)	Represents cash taxes paid for each period presented.
(l)	Share count was adjusted for the 2:1 stock split that occurred on April 1, 2013.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2012 were as follows:

	Payment due by periods
(Dollar amounts in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt(1)	$999,879	$54,910	$109,553	$564,250	$271,166
Operating leases(2)	11,190	4,664	6,094	432	—
Short-term borrowings	26,995	26,995	—	—	—
Other long-term liabilities	3,072	—	685	2,387	—

Total	$1,041,136	$86,569	$116,332	$567,069	$271,166

(1)	Long-term debt includes the payments of cash interest (based on interest rates as of December 31, 2012 for variable rate debt) and aggregate principal amount of the senior secured term loan facility and the notes, as well as commitments fees related to the unused portion of the senior secured revolving credit facility, as required under the terms of the long-term debt agreements. The amount of long-term debt does not give effect to the mandatory prepayment of $6.1 million under the senior secured term loan facility to be made within five business days of the filing of EVERTEC, LLC’s audited financial statements for the year ended December 31, 2012, as explained above. However, the interest payments reported as long-term debt includes the impact of such payment.
(2)	Includes certain facilities and equipment under operating leases. See Note 20 of the Notes to Audited Consolidated Financial Statements for additional information regarding operating lease obligations.

Our contractual obligations changed from those reported at December 31, 2012 above as a result of the refinancing of EVERTEC, LLC’s previous senior secured credit facilities and the redemption of the senior notes. On April 17, 2013, EVERTEC, LLC entered into the 2013 Credit Agreement governing the senior secured credit facilities, consisting of a $300.0 million term loan A facility, a $400.0 million term loan B facility and a $100.0 million revolving credit facility. The following table reflects contractual obligations under long-term debt as of June 30, 2013:

	Payment due by periods
(Dollar amounts in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt(1)	$828,935	$41,499	$81,328	$302,400	$403,708

(1)	Long-term debt includes the payments of cash interest (based on interest rates as of June 30, 2013 for variable rate debt) and aggregate principal amount of the senior secured term loan facility, as well as commitments fees related to the unused portion of the senior secured revolving credit facility, as required under the terms of the long-term debt agreements.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of certain assets and liabilities, and in some instances, the reported amounts of revenues and expenses during the period.

We base our assumptions, estimates, and judgments on historical experience, current events and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. However, because future events are inherently uncertain and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. A summary of significant accounting policies is included in Note 1 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus. We believe that the following accounting estimates are the most critical and they require our most difficult, subjective or complex judgments, resulting for the need to make estimates about this effect of matters that are inherently uncertain.

Revenue recognition

The Company’s revenue recognition policy follows the guidance from Accounting Standards Codification (“ASC”) 605-25, “Revenue Recognition—Multiple-Element Arrangements” and Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements,” which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company recognizes revenue when the following four criteria are met: (i) evidence of an agreement exists, (ii) delivery and acceptance has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collection of the selling price is reasonably assured.

For multiple deliverable arrangements, we evaluate each arrangement to determine if the elements or deliverables within the arrangement represent separate units of accounting pursuant to ASC 605-25. If the deliverables are determined to be separate units of accounting, revenues are recognized as units of accounting are delivered and the revenue recognition criteria are met. If the deliverables are not determined to be separate units of accounting, revenues for the delivered services are combined into one unit of accounting and recognized (i) over the life of the arrangement if all services are consistently delivered over such term, or if otherwise, (ii) at the time that all services and deliverables have been delivered. The selling price for each deliverable is based on vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or management best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. We establish VSOE of selling price using the price charged when the same element is sold separately. We bifurcate or allocate the arrangement consideration to each of the deliverables based on the relative selling price of each unit of accounting.

We have two main categories of revenues according to the type of transactions we enter into with our customers: (a) transaction-based fees and (b) fixed fees and time and material.

Transaction-based fees

We provide services that generate transaction-based fees. Typically transaction-based fees depend on factors such as number of accounts or transactions processed. These factors typically consist of a fee per transaction or item processed, a percentage of dollar volume processed or a fee per account on file, or some combination thereof. Revenues derived from transaction-based fee contracts are recognized when the underlying transactions are processed, which constitutes delivery of service.

Revenues from business contracts in our Merchant Acquiring segment are primarily comprised of discount fees charged to the merchants based on the sales amount of transactions processed. Revenues include a discount fee and membership fees charged to merchants and debit network fees as well as POS rental fees. Pursuant to the guidance from ASC 605-45-45, “Revenue Recognition—Principal Agent Considerations,” we record merchant acquiring revenues net of interchange and assessments charged by the credit and debit card network associations and recognize such revenues at the time of the sale (when a transaction is processed).

Payment processing revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, and related services. Payment processing revenues also include revenues from card issuer processing services (such as credit and debit card processing, authorization and settlement, and fraud monitoring and control to debit or credit card issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and EBT (which principally consists of services to the Puerto Rico government for the delivery of government benefits to participants). Revenues in our Payment Processing segment are primarily comprised of fees per transaction processed or per account on file, or a combination of both, and are recognized at the time transactions are processed or on a monthly basis for accounts on file.

Transaction-based fee revenues within our Business Solutions segment consist of revenues from business process management solutions including core bank processing, business process outsourcing, item and cash processing, and fulfillment. Transaction-based fee revenues generated by our core bank processing services are derived from fees based on various factors such as the number of accounts on file (e.g., savings or checking accounts, loans, etc.), and the number of transactions processed or registered users (e.g., for online banking services). For services dependent on the number of transactions processed, revenues are recognized as the underlying transactions are processed. For services dependent on the number of users or accounts on file, revenues are recognized on a monthly basis based on the number of accounts on file each month. Item and cash processing revenues are based upon the number of items (e.g., checks) processed and revenues are recognized when the underlying item is processed. Fulfillment services include technical and operational resources for producing and distributing print documents such as statements, bills, checks and benefits summaries.

Fulfillment revenues are based upon the number of pages for printing services and the number of envelopes processed for mailing services. Revenues are recognized as services are delivered based on a fee per page printed or envelope mailed, as applicable.

Fixed fees and time and material

We also provide services that generate a fixed fee per month or fees based on time and expenses incurred. These services are mostly provided in our Business Solutions segment. Revenues are generated from our core bank solutions, network hosting and management and IT consulting services.

In core bank solutions, we mostly provide access to applications and services such as back-up or recovery, hosting and maintenance that enable a bank to operate the related hosted services accessing our IT infrastructure. These contracts generally contain multiple elements or deliverables which are evaluated by us and revenues are recognized according to the applicable guidance. Revenues are derived from fixed fees charged for the use of hosted services and are recognized on a monthly basis as delivered. Set-up fees are billed to the customer when the service is rendered; however, they are deferred and recognized as revenues over the term of the arrangement or the expected period of the customer relationship, whichever is longer, as set-up services rarely provide value to the customer on a stand-alone basis and are interrelated with the service to be provided under the contract.

In network hosting and management, we provide hosting services for network infrastructure at our facilities, automated monitoring services, maintenance of call centers, and interactive voice response solutions, among other related services. Revenues are primarily derived from monthly fees as services are delivered. Set-up fees are billed up-front to the customer when the set-up service is rendered; however, they are deferred and recognized as revenues over the term of the arrangement or the expected period of the customer relationship, whichever is longer, as set-up services rarely provide value to the customer on a stand-alone basis and are interrelated with the service to be provided under the contract. There are some arrangements under this line of service category that may contain undelivered elements. In such cases, the undelivered elements are evaluated and recognized when the services are delivered or at the time that all deliverables under the contract have been delivered.

IT consulting services primarily consist of time billings based upon the number of hours dedicated to each client. Revenues from time billings are recognized as services are delivered.

We also charge members of the ATH network an annual membership fee; however, these fees are deferred and recognized as revenues on a straight-line basis over the year and recorded in our Payment Processing segment. In addition, occasionally we are a reseller of hardware and software products and revenues from these resale transactions are recognized when such product is delivered and accepted by the client.

Service level arrangements

The Company’s service contracts may include service level arrangements (“SLA”) generally allowing the customer to receive a credit for part of the service fee when the Company has not provided the agreed level of services. The SLA performance obligation is committed on a monthly basis, thus SLA performance is monitored and assessed for compliance with arrangements on a monthly basis, including determination and accounting for its economic impact, if any.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Goodwill is not amortized, but is tested for impairment at least annually. Last year, the goodwill impairment test used was a two-step process at each reporting unit level. The first step used to identify potential impairment, compared the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was not considered impaired and the second step of the impairment test was unnecessary. If needed, the second step consisted of comparing the implied fair value of the reporting unit with the carrying amount of that goodwill.

For 2012, the Company used a “qualitative assessment” option or “step zero” for the goodwill impairment test for all of its reporting units. With this process, the Company first assesses whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If the answer is no, then the fair value of the reporting unit does not need to be measured, and step one and step two are bypassed. In assessing the fair value of a reporting unit, which is based on the nature of the business and reporting unit’s current and expected financial performance, the Company uses a combination of factors such as general macroeconomic conditions, industry and market conditions, overall financial performance and the entity and reporting unit specific events.

Other identifiable intangible assets with a definitive useful life are amortized using the straight-line method. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Other identifiable intangible assets with a definitive useful life acquired in the Merger, include customer relationship, trademark, software packages and non-compete agreement. Customer relationship was valued using the excess earnings method under the income approach. Trademark was valued using the relief-from-royalty method under the income approach. Software packages, which include capitalized software development costs, were recorded at cost. Non-compete agreement was valued based on the estimated impact that theoretical competition would have on revenues and expenses.

Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on the estimated uncollectible amounts of the receivables. The estimate is primarily based on a review of the current status of specific accounts receivable. Receivables are considered past due if full payment is not received by the contractual date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Share-based compensation

Management uses the fair value method of recording stock-based compensation as described in the guidance for stock compensation in ASC topic 718. The fair value of the stock options granted during 2011 and 2012 was estimated using the Black-Scholes-Merton (“BSM”) option pricing model for Tranche A stock options granted under the Equity Incentive Plan and the Monte Carlo simulation analysis for Tranche B and Tranche C stock options.

Upon option exercise, participants may elect to “net share settle”. Rather than requiring the participant to deliver cash to satisfy the exercise price and statutory minimum tax withholdings, the Company withholds a sufficient number of shares to cover these amounts and delivers the net shares to the participant. The Company recognizes the associated tax withholding obligation as a reduction of additional paid-in capital.

As compensation expense is recognized, a deferred tax asset is established. At the time stock options are exercised, a current tax deduction arises based on the value at the time of exercise. This deduction may exceed the associated deferred tax asset, resulting in a “windfall tax benefit”. The windfall is recognized in the unaudited consolidated balance sheet as an increase to additional paid-in capital, and is included in the unaudited consolidated statement of cash flows as a financing inflow.

See Note 14 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus for details regarding the Company’s share-based compensation.

Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax asset will not be realized.

All companies within EVERTEC are legal entities which file separate income tax returns. Notwithstanding, a proportionate share of Banco Popular’s income tax expense based upon reportable taxable income using the statutory tax rates in Puerto Rico related to the merchant acquiring business and Ticketpop business has been recorded in the EVERTEC Business Group’s combined financial statements that include the nine months ended September 30, 2010 as required under the separate return method to allocate the intercorporate tax for a carve-out. That allocation is not included in the Company’s income tax returns. No temporary differences that give rise to any deferred tax asset or liability resulted as part of this allocation.

See Note 17 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus for details regarding the Company’s income taxes.

JOBS Act

We qualify as an “emerging growth company,” as such term is defined in the JOBS Act, which was signed into law on April 5, 2012. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

The JOBS Act also contains provisions that, among other things, reduce certain reporting requirements for “emerging growth companies.” We are in the process of evaluating the benefits of relying on these reduced reporting requirements.

Off Balance Sheet Arrangements

As of June 30, 2013, we had an off balance sheet item of $59.0 million related to the unused amount of windfall that is available to offset future taxable income.

See Note 8 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information related to this off balance sheet item.

Seasonality

EVERTEC’s business generally experiences increased activity during the traditional holiday shopping periods and around other nationally recognized holidays.

Effect of Inflation

While inflationary increases in certain inputs costs, such as occupancy, labor and benefits, and general administrative costs, have an impact on our operating results, inflation has had minimal net impact on our operating results during the last three years, except for our operation in Venezuela which was not acquired as part of the Merger, as overall inflation has been offset by increased selling prices and cost reduction actions. We cannot assure you, however, that we will not be affected by general inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from our normal business activities. These market risks principally involve the possibility of change in interest rates that will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Interest rate risks

We issued floating-rate debt which is subject to fluctuations in interest rates. Our senior secured credit facilities accrue interest at variable rates and only the Term B Loan is subject to floors or minimum rates. A 100 basis point increase in interest rates over our floor(s) on our debt balances outstanding as of June 30, 2013, under the senior secured credit facilities would increase our annual interest expense by approximately $7.0 million. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

See Note 5 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information related to our senior secured credit facilities.

Foreign exchange risk

We conduct business in certain countries in Latin America. Some of this business is conducted in the countries’ local currencies. The resulting foreign currency translation adjustments, from operations for which the functional currency is other than the U.S. dollar, are reported in accumulated other comprehensive income (loss) in the unaudited consolidated balance sheets, except for highly inflationary environments in which the effects would be included in other operating income in the consolidated statements of (loss) income and comprehensive (loss) income. At June 30, 2013, the Company had $1.1 million in a favorable foreign currency translation adjustment as part of accumulated other comprehensive income (loss) compared to an unfavorable foreign currency translation adjustment of $0.8 million at December 31, 2012.

BUSINESS

Company Overview

EVERTEC is the leading full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We process over 1.8 billion transactions annually, and manage the electronic payment network for over 4,100 automated teller machines (“ATM”) and over 104,000 point-of-sale (“POS”) payment terminals. According to the July 2013 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the seventh largest in Latin America based on total number of transactions. We own and operate the ATH network, one of the leading ATM and personal identification number (“PIN”) debit networks in Latin America. In addition, we provide a comprehensive suite of services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions that are essential to their operations, enabling them to issue, process and accept transactions securely, and we believe that our business is well positioned to continue to expand across the fast growing Latin American region.

We are differentiated, in part, by our diversified business model, which enables us to provide our varied customer base with a broad range of transaction processing services from a single source across numerous channels and geographic markets. We believe this single source capability provides several competitive advantages which will enable us to continue to penetrate our existing customer base with new, complementary services, win new customers, develop new sales channels and enter new markets. We believe these competitive advantages include:

•	Our ability to package and provide a range of services across our customers’ business that often need to be sourced from different vendors;

•	Our ability to serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to manage their business as one enterprise; and

•

Our ability to capture and analyze data across the transaction processing value chain to provide value-added services that are differentiated from those offered by ‘pure play’ vendors that only have the technology, capabilities and products to serve one portion of the transaction processing value chain (such as only merchant acquiring or payment processing).

Our broad suite of services span the entire transaction processing value chain and include a range of front-end customer facing solutions as well as back-end support services. These include: (i) merchant acquiring services, which enable POS and e-commerce merchants to accept and process electronic methods of payment such as debit, credit, prepaid and electronic benefits transfer (“EBT”) cards; (ii) payment processing services, which enable financial institutions and other issuers to manage, support and facilitate the processing for credit, debit, prepaid, ATM and EBT card programs; and (iii) business process management solutions, which provide ‘mission critical’ technology solutions such as core bank processing, as well as information technology (“IT”) outsourcing and cash management services to financial institutions, enterprises and governments. We provide these services through a highly scalable, end-to-end technology platform that we manage and operate in-house. Our end-to-end technology platform includes solutions that encompass the entire transaction processing value chain. This enables us to provide ‘front-end’ processing services, such as the electronic capture and authorization of transactions at the point-of-sale, and ‘back-end’ services, such as the clearing and settlement of transactions and account reconciliation for card issuers. Our platform provides us with the broad range of capabilities, flexibility and operating leverage that enable us to innovate and develop new services, differentiate ourselves in the marketplace and generate significant operating efficiencies to continue to maximize profitability.

We sell and distribute our services primarily through a proprietary direct sales force with strong customer relationships. We are also increasingly building a variety of indirect sales channels which enable us to leverage the distribution capabilities of partners in adjacent markets, including value-added resellers, joint ventures and merchant acquiring alliances. Given our breadth across the transaction processing value chain, our customer base is highly diversified by size, type and geographic footprint.

We benefit from an attractive business model, which is characterized by recurring revenue, significant operating margins and low capital expenditure requirements. Our revenue is recurring in nature because of the mission-critical and embedded nature of the services we provide, the high switching costs associated with these services and the multi-year contracts we negotiate with our customers. Our scalable business model creates significant operating efficiencies. In addition, our business model enables us to continue to grow our business organically without significant additional capital expenditures.

We generate revenues based primarily on transaction fees paid by our merchants and financial institutions in our Merchant Acquiring and Payment Processing segments and on transaction fees or fees based on number of accounts on file in our Business Solutions segment. Our total revenues increased from $276.3 million for the year ended December 31, 2009 to $351.3 million for the twelve months ended June 30, 2013, representing a compound annual growth rate (“CAGR”) of 7%. Our Adjusted EBITDA (as defined below in Note 3 to “—Summary Historical Consolidated and Combined Financial Data”) increased from $117.6 million for the year ended December 31, 2009 to $175.3 million for the twelve months ended June 30, 2013, representing a CAGR of 12%. Our Adjusted Net Income (as defined below in Note 3 to “—Summary Historical Consolidated and Combined Financial Data”) increased from $58.2 million for the year ended December 31, 2009 to $100.0 million for the twelve months ended June 30, 2013, representing a CAGR of 17%.

History and Separation from Popular

We have a 25 year operating history in the transaction processing industry. Prior to the Merger on September 30, 2010, EVERTEC, LLC was 100% owned by Popular, the largest financial institution in the Caribbean, and operated substantially as an independent entity within Popular. In September 2010, Apollo Global Management, LLC, a leading private equity investor, acquired a 51% interest in EVERTEC and shortly thereafter, we began the transition to a separate, stand-alone entity. As a stand-alone company, we have made substantial investments in our technology and infrastructure, recruited various senior executives with significant transaction processing experience in Latin America, enhanced our profitability through targeted productivity and cost savings actions and broadened our footprint beyond the markets historically served.

We continue to benefit from our relationship with Popular. Popular is our largest customer, acts as one of our largest merchant referral partners and sponsors us with the card associations (such as Visa or MasterCard), enabling merchants to accept these card associations’ credit card transactions. Popular also provides merchant sponsorship as one of the participants of the ATH network, enabling merchants to connect to the ATH network and accept ATH debit card transactions. We provide a number of critical products and services to Popular, which are governed by a 15-year Amended and Restated Master Services Agreement that runs through 2025. For more information on the Master Services Agreement and other related party agreements, see “Summary—Principal Stockholders” and “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger.”

On April 17, 2013, we completed our initial public offering of 28,789,943 shares of common stock at a price to the public of $20.00 per share. A total of 6,250,000 shares were offered by us and a total of 22,539,943 shares were offered by selling stockholders, of which 13,739,284 shares were sold by Apollo, an affiliate of Apollo Global Management, LLC, and 8,800,659 shares were sold by Popular. We used the net proceeds of approximately $117.4 million from our sale of shares in the initial public offering and proceeds from borrowings under the 2013 Credit Agreement, together with available cash on hand, to redeem our senior notes and to refinance our previous senior secured credit facilities.

Industry Trends

Shift to Electronic Payments

The ongoing migration from cash, check and other paper methods of payment to electronic payments continues to benefit the transaction processing industry globally. This migration is driven by factors including customer convenience, marketing efforts by financial institutions, card issuer rewards and the development of new forms of payment. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to more mature U.S. and European markets and that this ongoing shift will continue to generate substantial growth opportunities for our business.

Fast Growing Latin American and Caribbean Financial Services and Payments Markets

Currently, the adoption of banking products, including electronic payments, in the Latin American and Caribbean region is lower relative to the mature U.S. and European markets. As these markets continue to evolve and grow, the emergence of a larger and more sophisticated consumer base will influence and drive an increase in card and electronic payments usage. According to the January 2013 Nilson Report, Latin American purchase transactions are projected to grow at a CAGR of 15% through 2016 (as illustrated in the chart below) and represents the third fastest growing market in the world.

We believe that the attractive characteristics of our markets and our leadership positions across multiple services and sectors will continue to drive growth and profitability in our businesses.

Ongoing Technology Outsourcing Trends

Financial institutions globally are facing significant challenges including the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and increasing regulation that could potentially curb profitability. Many of these institutions have traditionally fulfilled their IT needs through legacy computer systems, operated by the institution itself. Legacy systems are generally highly proprietary, inflexible and costly to operate and maintain and we believe the trend to outsource in-house technology systems and processes by financial institutions will continue. According to estimates published by Gartner Dataquest Market Statistics in July 2013, the banking and securities sector in Latin America is forecasted to have $34 billion of annual IT expenditures by 2017. We believe our ability to provide integrated, open, flexible, customer-centric and efficient IT products and services cater to the evolving needs of our customers, particularly for small- and mid-sized financial institutions in the Latin American markets in which we operate.

Industry Innovation

The electronic payments industry experiences ongoing technology innovation. Emerging payment technologies such as prepaid cards, contactless payments, payroll cards, mobile commerce, online “wallets” and innovative POS devices facilitate the continued shift away from cash, check and other paper methods of payment. According to the 2012 World Payments Report, the number of online payments for e-commerce activities and number of payments using mobile devices are projected to grow at compound annual growth rates of 20.0% and 52.7%, respectively from 2009 to 2013. The increasing demand for new and flexible payment options catering to a wider range of consumer segments is driving growth in the electronic payment processing sector.

Our Competitive Strengths

Market Leadership in Latin America and the Caribbean

We believe we have an inherent competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, as well as our first-hand knowledge of the Latin American and Caribbean markets, language and culture. We have built leadership positions across the transaction processing value chain in the geographic markets that we serve, which we believe will enable us to continue to penetrate our core markets and provide advantages to enter new markets. According to the July 2013 Nilson Report, we are the seventh largest merchant acquirer in Latin America and the largest in the Caribbean and Central America based on total number of transactions. We own and operate the ATH network, one of the leading ATM and PIN debit networks in Latin America. The ATH network and processing businesses processed over one billion transactions in 2012, which according to management estimates, makes ATH branded products the most frequently used electronic method of payment in Puerto Rico, exceeding the total transaction volume of Visa, MasterCard, American Express and Discover, combined. Given our scale and customer base of top tier financial institutions and government entities, we believe we are the leading card issuer and core bank processor in the Caribbean and the only non-bank provider of cash processing services to the U.S. Federal Reserve in the Caribbean. We believe our competitive position and strong brand recognition increases card acceptance, driving usage of our proprietary network, and presents opportunities for future strategic relationships.

Diversified Business Model Across the Transaction Processing Value Chain

Our leadership position in the region is driven in part by our diversified business model which provides the full range of merchant acquiring, payment processing and business solutions services to financial institutions, merchants, corporations and government agencies across different geographies. We offer end-to-end technology solutions through a single provider and we have the ability to tailor and customize the features and functionality of all our products and services to the specific requirements of our customers in various industries and across geographic markets. We believe the breadth of our offerings enables us to penetrate our customer base from a variety of perspectives and positions us favorably to cross-sell our other offerings over time. For example, we may host a client’s electronic cash register software (part of the Business Solutions segment), acquire transactions that originate at that electronic cash register (part of the Merchant Acquiring segment), route the transaction through the ATH network (part of the Payment Processing segment), and finally settle the transaction between the client and the issuer bank (part of the Payment Processing segment). In addition, we can serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to access one processing platform and manage their business as one enterprise. We believe these services are becoming increasingly complementary and integrated as our customers seek to capture, analyze and monetize the vast amounts of data that they process across their enterprises. As a result, we are able to capture significant value across the transaction processing value chain and believe that this combination of attributes represents a differentiated value proposition vis-à-vis our competitors who have a limited product and service offering.

Broad and Deep Customer Relationships and Recurring Revenue Business Model

We have built a strong and long-standing portfolio of top tier financial institution, merchant, corporate and government customers across Latin America and the Caribbean, which provide us with a reliable, recurring revenue base and powerful references that have helped us expand into new channels and geographic markets. Customers representing approximately 99% of our 2011 revenue continued to be customers in 2012, due to the mission-critical and embedded nature of the services provided and the high switching costs associated with these services. Our Payment Processing and Merchant Acquiring segments, as well as certain business lines representing the majority of our Business Solutions segment, generate recurring revenues that collectively accounted for approximately 87% of our total revenues in 2012. We receive recurring revenues from services based on our customers’ on-going daily commercial activity such as processing loans, hosting accounts and information on our servers, and processing everyday payments at grocery stores, gas stations and similar establishments. We generally provide these services under one to five year contracts, often with automatic renewals. We also provide a few project-based services that generate non-recurring revenues in our Business Solutions segment such as IT consulting for a specific project or integration. Additionally, we entered into a 15-year Master Services Agreement with Popular on September 30, 2010. We provide a number of critical payment processing and business solutions products and services to Popular and benefit from the bank’s distribution network and continued support. Through our long-standing and diverse customer relationships, we are able to gain valuable insight into trends in the marketplace that allows us to identify new market opportunities. In addition, we believe the recurring nature of our business model provides us with significant revenue and earnings stability.

Highly Scalable, End-to-End Technology Platform

Our diversified business model is supported by our highly scalable, end-to-end technology platform which allows us to provide a full range of transaction processing services and develop and deploy a broad suite of technology solutions to our customers at low incremental costs and increasing operating efficiencies. We have spent over $130 million over the last five years on technology investments to continue to build the capacity and functionality of our platform and we have been able to achieve attractive economies of scale with flexible product development capabilities. We have a proven ability to seamlessly leverage our existing platforms to develop new products and services and expand in new markets. We believe that our platform will increasingly allow us to provide differentiated services to our customers and facilitate further expansion into new sales channels and geographic markets.

Experienced Management Team with a Strong Track Record of Execution

We have grown our revenue organically by introducing new products and services and expanding our geographic footprint throughout Latin America. We have a proven track record of creating value from operational and technology improvements and capitalizing on cross-selling opportunities. We have combined new leadership at EVERTEC, bringing many years of industry experience, with long-standing leadership at the operating business level. In 2012, Peter Harrington, former President of Latin America and Canada for First Data Corporation, joined our management team as our President and Chief Executive Officer. Also, in 2012, Philip Steurer, former Senior Vice President of Latin America for First Data Corporation, joined our management team as our Chief Operating Officer. Mr. Harrington and Mr. Steurer both have extensive experience managing and growing transaction processing businesses in Latin America as well as North America, Asia and Europe. In addition, we successfully executed our separation from Popular, transitioning EVERTEC from a division of a larger company to a stand-alone entity with public company best practices. Instrumental to this transition was our Chief Financial Officer Juan J. Román, former CFO of Triple-S Management, a publicly listed insurance company. Collectively our management team benefits from an average of over 20 years of industry experience and we believe they are well positioned to continue to drive growth across business lines and regions.

Our Growth Strategy

We intend to grow our business by continuing to execute on the following business strategies:

Continue Cross-Sales to Existing Customers

We seek to grow revenue by continuing to sell additional products and services to our existing merchant, financial institution, corporate and government customers. We intend to broaden and deepen our customer relationships by leveraging our full suite of end-to-end technology solutions. For example, we believe that there is significant opportunity to cross-sell our network services, ATM point-of-sale processing and card issuer processing services to our over 180 existing financial institution customers, particularly in markets outside of Puerto Rico. We will also seek to continue to cross-sell value added services into our existing merchant base of over 25,000 locations.

Leverage Our Franchise to Attract New Customers in the Markets We Currently Serve

We intend to attract new customers by leveraging our comprehensive product and services offering, the strength of our brand and our leading end-to-end technology platform. Furthermore, we believe we are uniquely positioned to develop new products and services to take advantage of our access to and position in markets we currently serve. For example, in markets we serve outside of Puerto Rico, we believe there is a significant opportunity to penetrate small to medium financial institutions with our products and services, as well as to penetrate governments with offerings such as EBT.

Expand in the Latin American Region

We believe there is substantial opportunity to expand our businesses in the Latin American region. We believe that we have a competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, breadth of products and services as well as our first-hand knowledge of Latin American markets, language and culture. Significant growth opportunities exist in a number of large markets such as Colombia, México, Chile and Argentina. We also believe that there is an opportunity to provide our services to existing financial institution customers in other regions where they operate. Additionally, we continually evaluate our strategic plans for geographic expansion, which can be achieved through joint ventures, partnerships, alliances or strategic acquisitions.

Develop New Products and Services

Our experience with our customers provides us with insight into their needs and enables us to continuously develop new transaction processing services. We plan to continue growing our merchant, financial institution, corporate and government customer base by developing and offering additional value-added products and services to cross-sell along with our core offerings. We intend to continue to focus on these and other new product opportunities in order to take advantage of our leadership position in the transaction processing industry in the Latin American and Caribbean region.

Our Business

We offer our customers end-to-end products and solutions across the transaction processing value chain from a single source across numerous channels and geographic markets, as further described below.

Merchant Acquiring

According to the July 2013 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the seventh largest in Latin America based on total number of transactions. Our Merchant Acquiring business provides services to merchants at over 25,000 locations that allow them to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Our full suite of merchant acquiring services includes, but is not limited to, the underwriting of each merchant’s contract, the deployment of POS devices and other equipment necessary to capture merchant transactions, the processing of transactions at the point-of-sale, the settlement of funds with the participating financial institution, detailed sales reports and customer support. We also rent POS devices to financial institution customers who seek to deploy them across their own businesses. In 2012, our Merchant Acquiring business processed over 280 million transactions.

Our Merchant Acquiring business generated $70.5 million, or 20.1%, of total revenues and $34.7 million, or 26.7%, of total segment income from operations for the twelve months ended June 30, 2013.

Payment Processing

We are the largest card processor and network services provider in the Caribbean. We provide an innovative and diversified suite of payment processing services to blue chip regional and global corporate customers, government agencies, and financial institutions across Latin American and the Caribbean. These services provide the infrastructure technology necessary to facilitate the processing and routing of payments across the transaction processing value chain.

At the point-of-sale, we sell transaction processing technology solutions, similar to the services in our Merchant Acquiring business, to other merchant acquirers to enable them to service their own merchant customers. We also offer terminal driving solutions to merchants, merchant acquirers (including our Merchant Acquiring business) and financial institutions, which provide the technology to securely operate, manage and monitor POS terminals and ATMs. We also rent POS devices to financial institution customers who seek to deploy them across their own businesses. We currently provide technology services for over 4,100 ATMs and over 104,000 POS terminals in the region and are continuously certifying new machines and devices to expand this reach.

To connect the POS terminals to card issuers, we own and operate the ATH network, one of the leading ATM and PIN debit networks in Latin America. The ATH network connects the merchant or merchant acquirer to the card issuer and enables transactions to be routed or “switched” across the transaction processing value chain. The ATH network offers the technology, communications standards, rules and procedures, security and encryption, funds settlement and common branding that allow consumers, merchants, merchant acquirers, ATMs, card issuer processors and card issuers to conduct commerce seamlessly, across a variety of channels, similar to the services provided by Visa and MasterCard. The ATH network and processing businesses processed over one billion transactions in 2012. Over 70% of all ATM transactions and over 80% of all debit transactions in Puerto Rico are processed through the ATH network.

To enable financial institutions, governments and other businesses to issue and operate a range of payment products and services, we offer an array of card processing and other payment technology services, such as internet and mobile banking software services, bill payment systems and EBT solutions. Financial institutions and certain retailers outsource to us certain card processing services such as card issuance, processing card applications, cardholder account maintenance, transaction authorization and posting, fraud and risk management services, and settlement. Our payment products include electronic check processing, ACH, lockbox, online, interactive voice response and web-based payments through personalized websites, among others.

We have been the only provider of EBT services to the Puerto Rican government since 1998, processing approximately $2.5 billion in volume annually. Our EBT application allows certain agencies to deliver government benefits to participants through a magnetic card system and serves over 840,000 active participants.

Our Payment Processing business accounted for $96.5 million, or 27.5%, of total revenues and $53.9 million, or 41.5%, of total segment income from operations for the twelve months ended June 30, 2013.

Business Solutions

We provide our financial institution, corporate and government customers with a full suite of business process management solutions including specifically core bank processing, network hosting and management, IT consulting services, business process outsourcing, item and cash processing, and fulfillment. In addition, we believe we are the only non-bank provider of cash processing services to the U.S. Federal Reserve in the Caribbean.

Our Business Solutions business accounted for $184.3 million, or 52.4%, of total revenues and $41.2 million, or 31.8%, of total segment income from operations for the twelve months ended June 30, 2013.

For additional information regarding the Company’s segments, see Note 21 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus.

Competition

Competitive factors impacting the success of our services include the quality of the technology-based application or service, application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance, and support the applications or services, and price. We believe that we compete favorably in each of these categories. In addition, we believe that our relationship with Banco Popular, large market share and financial institution industry expertise, combined with our ability to offer multiple applications, services and integrated solutions to individual customers, enhances our competitiveness against companies with more limited offerings.

In Merchant Acquiring, we compete with several other service providers and financial institutions, including Vantiv, Inc., First Data Corporation, Global Payment Inc., Elavon, Inc., Sage Payment Solutions and some local banks. Also, the card associations and payment networks are increasingly offering products and services that compete with ours. The main competitive factors are price, brand awareness, strength of the relationship with financial institutions, system functionality, service capabilities and innovation. Our business is also impacted by the expansion of new payment methods and devices, card association business model expansion, and bank consolidation.

In Payment Processing, we compete with several other third party card processors and debit networks, including First Data Corporation, Fidelity National Information Services, Inc., Fiserv, Inc., Total System Services, Inc., Vantiv, Inc. and Global Payment Inc. Also, card associations and payment networks are increasingly offering products and services that compete with our products and services. The main competitive factors are price, system performance and reliability, system functionality, security, service capabilities and disaster recovery and business continuity capabilities.

In Business Solutions, our main competition includes internal technology departments within financial institutions, retailers, data processing or software development departments of large companies and/or large computer manufacturers. Main competitive factors are price, system performance and reliability, system functionality, security, service capabilities, and disaster recovery and business continuity capabilities.

Intellectual Property

We own numerous registrations for several trademarks in different jurisdictions and own or have licenses to use certain software and technology, which are critical to our business and future success. For example, we own the ATH and EVERTEC trademarks, which are associated by the public, financial institutions and merchants with high quality and reliable electronic commerce, payments, and debit network solutions and services. Such goodwill allows us to be competitive, retain our customers, and expand our business. Further, we also use a combination of (i) proprietary software, and (ii) duly licensed third party software to operate our business and deliver secure and reliable products and services to our customers. The licensed software is subject to terms and conditions that we consider within industry standards. Most are perpetual licenses and the rest are term licenses with renewable terms. In addition, we monitor these license agreements and maintain close contact with our suppliers to ensure their continuity.

We seek to protect our intellectual property rights by securing appropriate statutory intellectual property protection in the relevant jurisdictions, including patents. We also protect proprietary know-how and trade secrets through company confidentiality policies, licenses, programs, and contractual agreements.

For a description of our arrangements with Popular regarding intellectual property, see “Certain Relationships and Related Party Transactions.”

Employees

As of June 30, 2013, we employed 1,704 persons across 6 countries in Latin America and the Caribbean. None of our employees are subject to collective bargaining agreements, and we consider our relationships with our employees to be good. We have not experienced any work stoppages.

Government Regulation and Payment Network Rules

Oversight by the Federal Reserve

Popular is a bank holding company that has elected to be treated as a financial holding company under the provisions of the Graham-Leach-Bliley Act of 1999. Because of Popular’s control of us, we are deemed to be a “subsidiary” of Popular for purposes of the BHC Act and therefore we are subject to regulation and oversight by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and our activities are subject to several related significant restrictions, the more significant of which are discussed below.

Transactions with Affiliates

There are various restrictions on our ability to borrow from, and engage in certain other transactions with, Popular’s bank subsidiaries, Banco Popular and Banco Popular North America (“BPNA”). In general, Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s Regulation W require that any “covered transaction” that we enter into with Banco Popular or BPNA (or any of their respective subsidiaries), as the case may be, must be secured by designated amounts of specified collateral and must be limited to 10% of Banco Popular’s or BPNA’s, as the case may be, capital stock and surplus. In addition, all “covered transactions” between Banco Popular or BPNA, on the one hand, and Popular and all of its subsidiaries and affiliates (which for these purposes includes EVERTEC, LLC) on the other hand, must be limited to 20% of Banco Popular’s or BPNA’s, as the case may be, capital stock and surplus. “Covered transactions” are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, Section 23B and Regulation W require all transactions between us and either Banco Popular or BPNA be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to Banco Popular or BPNA, as the case may be, as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered by Banco Popular or BPNA to, or would apply to, non-affiliated companies.

Permissible Activities

As long as we are deemed to be controlled by Popular for bank regulatory purposes, we may conduct only those activities that are authorized for a bank holding company or a financial holding company under the BHC Act, Federal Reserve Board’s Regulation K and other relevant U.S. federal banking laws. These activities generally include activities that are related to banking, financial in nature or incidental to financial activities. In addition, restrictions placed on Popular as a result of supervisory or enforcement actions may restrict us or our activities in certain circumstances, even if these actions are unrelated to our conduct or business. We are considered to be a foreign subsidiary of a bank holding company under the Federal Reserve Board’s regulations. Consequently, we rely on the authority granted under the Federal Reserve Board’s Regulation K to conduct our data processing, management consulting and related activities outside the United States. The Federal Reserve Board’s Regulation K generally limits activities of a bank holding company outside the United States that are not banking or financial in nature or necessary to carry on such activities. Furthermore, before our predecessor was acquired by Popular, it was engaged in certain activities that are not otherwise permissible for a foreign subsidiary under the banking regulations. We continue to engage in such activities pursuant to authority under the Federal Reserve Board’s Regulation K, which allows a bank holding company to retain, in the context of an acquisition of a going concern, such otherwise impermissible activities if they account for not more than 5% of either the consolidated assets or consolidated revenues of the acquired organization.

Examinations

As a technology service provider to financial institutions, we are also subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council (the “FFIEC”), an interagency body of federal financial regulators that includes the Federal Reserve Board. The Office of the Commissioner of Financial Institutions of Puerto Rico also participates in such examinations by the FFIEC. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our clients’ auditors and regulators.

Regulatory Reform and Other Legislative Initiatives

The payment card industry has come under increased scrutiny from lawmakers and regulators. In July 2010, the Dodd-Frank Act was signed into law in the United States. The Dodd-Frank Act sets forth significant structural and other changes to the regulation of the financial services industry and establishes a new agency, the Bureau of Consumer Financial Protection, to regulate consumer financial products and services (including many offered by us and by our customers). In addition, the Durbin Amendment imposes new restrictions on card networks and debit card issuers. More specifically, the Durbin Amendment provides that interchange transaction fees that a card issuer may receive or charge for an electronic debit transaction must be “reasonable and proportional” to the cost incurred by the card issuer in processing the transaction.

The Federal Reserve Board adopted the final regulations on June 22, 2011. The final regulations (a) set a cap on debit transaction interchange fees to $.21 + 5 bps + $.01 (as a fraud adjustment for issuers that have in place policies and measures to address fraud); (b) require that issuers must enable two unaffiliated payment card networks on their debit cards without regard to authentication method; and (c) prohibit card issuers and payment card networks from entering into exclusivity arrangements for debit card processing and restricts card issuers and payment networks from inhibiting the ability of merchants to direct the routing of debit card transactions over networks of their choice. The final regulations also allows merchants to set minimum dollar amounts (currently, not to exceed $10) for the use of a credit card and provide discounts to consumers who pay with various payment methods, such as cash (which two practices previously violated applicable payment card network rules).

To date, the Durbin Amendment has had mixed implications for our business, but the overall net impact has been positive due to lower interchange costs improving the overall margins of the business. However, we cannot be certain that this trend will continue, and we believe that any future impact (positive or negative) resulting from the Durbin Amendment is uncertain due to the competitive landscape in which we operate. In addition to the Dodd-Frank Act, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to diminish the powers of bank holding companies and their affiliates. Such legislation could change banking statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase the cost of doing business or limit permissible activities. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations.

Other Government Regulations

In addition to oversight by the Federal Reserve Board, our services are subject to a broad range of complex federal, state, Puerto Rico and foreign regulation, including privacy laws, international trade regulations, the Bank Secrecy Act, anti-money laundering laws, the U.S. Internal Revenue Code, the PR Code, the Employee Retirement Income Security Act, the Health Insurance Portability and Accountability Act and other Puerto Rico laws and regulations. Failure of our services to comply with applicable laws and regulations could result in restrictions on our ability to provide them, as well as the imposition of civil fines and/or criminal penalties. The principal areas of regulation (in addition to oversight by the Federal Reserve Board) that impact our business are described below.

Privacy

We and our financial institution clients are required to comply with various state, federal and foreign privacy laws and regulations, including those imposed under the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act. These regulations place restrictions on the use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The regulations, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. These laws also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines. Certain state laws impose similar privacy obligations, as well as, in certain circumstances, obligations to provide notification to affected individuals, states officers and consumer reporting agencies, as well as businesses and governmental agencies that own data, of security breaches of computer databases that contain personal information. In addition, State and Federal government agencies have been contemplating or developing new initiatives to safeguard privacy and enhance data security. As a provider of services to financial institutions, we are required to comply with the privacy regulations and are bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves. See “Risk Factors—Risks Related to Our Business—Security breaches or our own failure to comply with privacy regulations and industry security requirements imposed on providers of services to financial institutions and card processing services could harm our business by disrupting our delivery of services and damaging our reputation.”

Anti-Money Laundering and Office of Foreign Assets Control Regulation

Because of Popular’s ownership interest in EVERTEC and because we provide data processing services to both foreign and domestic financial institutions, we are required to comply with certain anti-money laundering and terrorist financing laws and economic sanctions imposed on designated foreign countries, nationals and others. Specifically, we must adhere to the requirements of the Bank Secrecy Act regarding processing and facilitation of financial transactions. Furthermore, as a data processing company that provides services to foreign parties and facilitates financial transactions between foreign parties, we are obligated to screen transactions for compliance with the sanctions programs administered by OFAC. These regulations prohibit us from entering into or facilitating a transaction that involves persons, governments, or countries designated by the U.S. Government under one or more sanctions regimes.

A major focus of governmental policy in recent years has been aimed at combating money laundering and terrorist financing. Preventing and detecting money laundering, and other related suspicious activities at their earliest stages warrants careful monitoring. The Bank Secrecy Act, along with a number of other anti-money laundering laws, imposes various reporting and record-keeping requirements concerning currency and other types of monetary instruments. Actions, such as structuring transactions to avoid Bank Secrecy Act and anti-money laundering law reporting requirements, failing to prepare or file required reports, preparing inaccurate reports, money laundering, attempted money laundering, and advising customers in any of these activities are violations or potential violations of law. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for us.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports of goods or services from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

FCPA and Other

As a data processing company that services both foreign and domestic clients, our business activities in foreign countries, and in particular our transactions with foreign governmental entities, subject us to the anti-bribery provisions of the FCPA. Pursuant to applicable anti-bribery laws, our transactions with foreign government officials and political candidates are restricted. Finally, in the course of business with foreign clients and subsidiaries, we export certain software and hardware that is controlled by the Export Administration Regulations from the United States to the foreign parties. Together, these regulations place restrictions on who we can transact with, what transactions may be facilitated, how we may operate in foreign jurisdictions, and what we may export to foreign countries.

Association and Network Rules

We and certain of our subsidiaries are members of or certified processors for several card associations and payment networks, including the ATH network, MasterCard, Visa, American Express, Discover and numerous debit and EBT networks in connection with the services we provide to our customers. As such, we are subject to applicable card association and network rules, which could subject us to a variety of fines or penalties that may be levied by the card associations or networks for certain acts and/or omissions by us, our acquirer customers, processing customers and/or merchants. For example, “EMV” is a credit and debit card authentication methodology that the card associations are mandating to processors, issuers and acquirers in the payment industry. Compliance deadlines for EMV mandates vary by country and by payment network. We are investing significant resources and man-hours to develop and implement this methodology in all our payment related platforms. However, we are not certain if or when our financial institution customers will use or accept the methodology and the time it will take for this technology to be rolled-out to all customer ATM and POS devices connected to our platforms or adopted by our card issuing clients. Non-compliance with EMV mandates could result in lost business or financial losses from fraud or fines from network operators. We are also subject to network operating rules promulgated by the National Automated Clearing House Association relating to payment transactions processed by us using the Automated Clearing House Network and to various government laws regarding such operations, including laws pertaining to EBT.

Geographic Concentration

Our revenue composition by geographical area is based on Latin America and Caribbean. Latin America includes, among others, Costa Rica, México, Guatemala and Panamá. The Caribbean includes Puerto Rico, the Dominican Republic and Virgin Islands, among others. See Note 21 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information.

Legal Proceedings

We are defendants in various lawsuits or arbitration proceedings arising in the ordinary course of business. Management believes, based on the opinion of legal counsel and other factors, that the aggregated liabilities, if any, arising from such actions will not have a material adverse effect on the financial condition, results of operations and the cash flows of the Company.

Properties

Our principal operations are conducted in Puerto Rico. Our principal executive offices are located at Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926.

We own one property in Costa Rica, in the province of San Jose, which is used by our Costa Rican subsidiaries for their Payment Processing businesses. We also lease space in 9 other locations across Latin America and the Caribbean, including our headquarters in San Juan, Puerto Rico and various data centers and office facilities to meet our sales and operating needs. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the individuals who currently serve as our executive officers and members of our Board as of September 12, 2013.

Name	Age	Title
Peter Harrington	53	President, Chief Executive Officer and Director
Juan J. Román	48	Executive Vice President and Chief Financial Officer
Philip E. Steurer	44	Executive Vice President and Chief Operating Officer
Carlos J. Ramírez	52	Executive Vice President, Head of Business Solutions
Miguel Vizcarrondo	40	Executive Vice President, Head of Merchant Acquiring Business and Payment Processing
Marc E. Becker	41	Chairman of the Board and Director
Frank G. D’Angelo	68	Director
Jorge Junquera	64	Director
Teresita Loubriel	60	Director
Matthew H. Nord	34	Director
Néstor O. Rivera	66	Director
Scott I. Ross	33	Director
Alan H. Schumacher	66	Director

Peter Harrington has been our President and Chief Executive Officer (“CEO”) since April 17, 2012 and EVERTEC, LLC’s President and Chief Executive Officer since February 22, 2012. Mr. Harrington has been a member of our Board since August 7, 2013. Prior to joining EVERTEC, Mr. Harrington served as President of Latin America and Canada for First Data Corporation, a merchant acquiring and payment processing company (“First Data”), from 2002 to 2008. Prior to that role, Mr. Harrington served as President of PaySys International, Inc., a wholly owned subsidiary of First Data. Mr. Harrington joined First Data in 1998 as the Director of European Operations. Prior to joining First Data, he was a Managing Director responsible for the card processing business of EDS Africa, a subsidiary of Electronic Data Systems. Mr. Harrington also managed lending and credit card operations at The Massachusetts Company (a subsidiary of Travelers Insurance Company) and Fleet National Bank. In 2009, Mr. Harrington founded a consulting business focused on the payments industry where he consulted for major international payment companies and leading private equity firms operating in Canada and Latin America.

Juan J. Román has been our Executive Vice President and Chief Financial Officer (“CFO”) since April 17, 2012 and EVERTEC, LLC’s Executive Vice President and Chief Financial Officer since August 1, 2011. Prior to joining EVERTEC, Mr. Román served as Vice President of Finance and Chief Financial Officer of Triple-S Management Corporation, a provider of managed care and related products, since 2002. From 1996 to 2002, Mr. Román held numerous positions with Triple-S Management Corporation or its subsidiaries. From 1987 to 1995, Mr. Román worked at KPMG, LLP. Mr. Román has been a Certified Public Accountant and a member of the Puerto Rico Society of Certified Public Accountants as well as the American Institute of Certified Public Accountants since 1989.

Philip E. Steurer has been our and EVERTEC, LLC’s Executive Vice President and Chief Operating Officer since August 1, 2012. Previously, Mr. Steurer served as Senior Vice President of Latin America and Caribbean for First Data from 2001 to 2012. Prior to that role, Mr. Steurer served as Unit Manager, Credit Services for Sears, Roebuck and Co. from 1999 to 2001.

Carlos J. Ramírez has been our Executive Vice President, Head of Business Solutions since April 17, 2012 and EVERTEC, LLC’s Executive Vice President, Head of Business Development since 2004. From 1997 to 2004, Mr. Ramírez served as Senior Executive Vice President of Business Development for GM Group, Inc.

Puerto Rico. From 1990 to 1997, Mr. Ramírez served as Senior Executive Vice President for GM Group, Inc. International Division. From 1984 to 1990, Mr. Ramírez served as Sales Manager for Multiple Computer Services and as Systems Engineer from 1983 to 1984.

Miguel Vizcarrondo has been our Executive Vice President, Head of Merchant Acquiring Business and Payment Processing since April 17, 2012 and Executive Vice President, Head of Merchant Acquiring Business since February 22, 2012. Prior to that, Mr. Vizcarrondo served as EVERTEC, LLC’s Senior Vice President, Head of the Merchant Acquiring Business since the consummation of the Merger. Prior to the Merger, Mr. Vizcarrondo served in that capacity for Banco Popular since 2006. From 2000 to 2006, Mr. Vizcarrondo served as Vice President–Corporate Banking for Banco Popular. From 1996 to 2000, Mr. Vizcarrondo served as Portfolio Manager–Treasury Division for Banco Popular.

Marc E. Becker has been our Chairman of the Board since April 17, 2012 and EVERTEC, LLC’s Chairman of the Board since the consummation of the Merger. Mr. Becker is a partner of Apollo Management. He has been employed with affiliates of Apollo Management since 1996 and has served as an officer of certain affiliates of Apollo Management. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors, including Affinion Group, Inc., Apollo Residential Mortgage, Inc., Realogy Holdings Corp. and SourceHOV Holdings, Inc. During the past five years, Mr. Becker also served as a director of Vantium Capital, Inc. (from January 2007 to October 2012), Quality Distribution, Inc. (from June 1998 to May 2011), Countrywide plc (from May 2007 to February 2009), National Financial Partners (from January 1999 to May 2007), SourceCORP (from January 2006 to April 2011) and Metals USA Holdings Corp. (from May 2005 to December 2007), and prior thereto, Mr. Becker also served as a director of UAP Holding Corp. (from November 2003 to November 2006). Mr. Becker has significant experience in making and managing private equity investments on behalf of Apollo Management and over 17 years experience in financing, analyzing and investing in public and private companies.

Frank G. D’Angelo has been a member of our Board since September 9, 2013. Mr. D’Angelo most recently served as President of Monitise Americas, Inc., a provider of mobile banking, payments and commerce networks from July 2012 to June 2013. Prior to that, Mr. D’Angelo served as Executive Vice President of the Payment Solutions Group at Fidelity National Information Services, Inc. from March 2009 to December 2011. Mr. D’Angelo served as Senior Executive Vice President of the Payment Solutions Group at Metavante Technologies, Inc. from April 1997 until the company’s merger with Fidelity National Information Services, Inc. in 2009. Mr. D’Angelo’s career also includes twenty years of experience with Diebold, Incorporated, where he served in several executive management positions including CEO of Diebold Mexico. Mr. D’Angelo has thirty-five years of experience in the financial services industry and has significant operational and management expertise and industry knowledge.

Jorge Junquera has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Junquera was Senior Executive Vice President of Popular from 1997 until March 13, 2013. Mr. Junquera served as Chief Financial Officer of Popular and Banco Popular and Supervisor of the Financial Management Group of Popular from 1996 until March 15, 2013, when he assumed the role of Vice Chairman and Special Assistant to the CEO of Popular. Mr. Junquera served as Director of Banco Popular until 2000. He again undertook the role of Director from 2001 to the present. Mr. Junquera has also served as a Director of Popular North America, Inc. since 1996 and of other indirect wholly-owned subsidiaries of Popular. Mr. Junquera currently serves on the board of directors of various Puerto Rico open-end investment companies, including Popular Total Return Fund, Inc., Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc., Popular Core Equity Fund, Inc. and Popular Money Market Fund, Inc. Mr. Junquera has significant experience managing financial institutions and serving on boards of directors.

Teresita Loubriel has been a member of our Board since June 30, 2013. Ms. Loubriel served in various positions at Popular and its subsidiary Banco Popular from 1978 until her retirement in 2008, including as

Assistant Controller in charge of taxes, Corporate Controller, General Auditor, Head of the Quality Office, Head of the Year 2000 Office, Human Resources Director, Executive Vice President and Executive Officer in charge of Human Resources, Strategic Planning and Corporate Communications. Prior to joining Popular, Ms. Loubriel served in various positions, including as senior auditor in the audit practice of Price Waterhouse and Co. from 1974 to 1978. Ms. Loubriel serves as the President of the Board of Directors of Hogar del Niño, Inc. and served on the Board of Trustees of Universidad del Sagrado Corazón from 2006 until June 2013. Ms. Loubriel was a certified public accountant from 1975 to 2010. She is presently a member of the Puerto Rico Society of Certified Public Accountants as a retired CPA.

Matthew H. Nord has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Nord is a partner of Apollo Management and has been employed with affiliates of Apollo Management since 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on several boards of directors, including Affinion Group, Inc., SourceHOV Holdings, Inc., the holding company for Constellium and Noranda Aluminum Holding Corporation. During the past five years, Mr. Nord has also served as a director of Mobile Satellite Ventures, a subsidiary of Skyterra Communications, Inc. (from September 2006 to April 2008) and Hughes Telematics, Inc. (from December 2006 to July 2012). Mr. Nord also serves on the Board of Overseers of the University of Pennsylvania’s School of Design. Mr. Nord has significant experience in making and managing private equity investments on behalf of Apollo Management and over ten years experience in financing, analyzing and investing in public and private companies.

Néstor O. Rivera has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Rivera has been Executive Vice President of Banco Popular, in charge of the Retail Banking and Operations Group since April 2004. Before assuming this position, Mr. Rivera served as Senior Vice-President in charge of the Retail Banking Division from 1988 to 2004. Mr. Rivera has significant experience managing financial institutions.

Scott I. Ross has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Ross is a partner of Apollo Management. Mr. Ross joined Apollo Management and has been employed with affiliates of Apollo Management since 2004 (except for the period from August 2008 until September 2009 when he was employed by Shumway Capital Partners). Prior to 2004, Mr. Ross was a member of the Fixed Income, Currencies and Commodities Division and then a member of the Merchant Banking Division of Goldman, Sachs & Co. Mr. Ross also serves on the board of directors of Great Wolf Resorts, Inc. Mr. Ross has significant experience in making and managing private equity investments on behalf of Apollo Management and over ten years experience in financing, analyzing and investing in public and private companies.

Alan H. Schumacher has been a member of our Board since April 11, 2013. He is currently a director of Bluelinx Holdings Inc., Noranda Aluminum Holding Corporation, North American Bus Industries, Inc., Bluebird Bus Holdings Inc. and Quality Distribution Inc. Mr. Schumacher was a director of Anchor Glass Container Inc. from 2002 to 2006, and of Equable Ascent Financial, LLC from December 2009 through February 27, 2012. Mr. Schumacher was a member of the Federal Accounting Standards Advisory Board from 2002 through June, 2012. Mr. Schumacher has 23 years of experience working in various positions at American National Can Corporation and American National Can Group, where, from 1997 until his retirement in 2000, he served as Executive Vice President and Chief Financial Officer and, from 1988 through 1996, he served as Vice President, Controller and Chief Accounting Officer. Mr. Schumacher has experience in oversight of financial reporting and internal controls.

Board Composition

Our Board is currently comprised of nine directors, all of whom are named in this prospectus. We currently avail ourselves of the “controlled company” exception under the NYSE rules, which eliminates the requirements that we have a majority of independent directors on our Board and that our compensation and nominating and governance committees be composed entirely of independent directors. In addition, we are currently subject to a transition period that does not require us to have an audit committee composed entirely of independent directors until April 11, 2014.

Following this offering, we will no longer be a “controlled company” under the NYSE rules. The Board will take all action necessary to comply with the NYSE rules, including appointing a majority of independent directors to the Board within one year of the date we no longer qualify as a “controlled company,” appointing at least one independent member to each of the compensation and nominating and governance committees no later than the date we no longer qualify as a “controlled company,” appointing at least a majority of independent members within 90 days of such date and having compensation and nominating and governance committees composed entirely of independent directors within one year of such date.

Subject to certain exceptions set forth in the Stockholder Agreement described elsewhere in this prospectus and applicable law, so long as Apollo owns at least 25% of our outstanding common stock, Apollo will generally have the right to nominate five directors, and so long as Popular, together with its affiliates, owns at least 25% of our outstanding common stock, Popular will generally have the right to nominate three directors, subject to certain adjustments if Popular and its affiliates own at least 10% more of our common stock than the amount of our common stock owned by Apollo at such time. In addition, if either Apollo or Popular, together with its affiliates, owns greater than 10% but less than 25% of our outstanding common stock, it will have the right to nominate two members of our Board. Similarly, if either Apollo or Popular, together with its affiliates, owns greater than 5% but less than 10% of our outstanding common stock, it will have the right to nominate one member of our Board. Apollo will own approximately 14.9% and Popular will own approximately 21.3% of our common stock after this offering, assuming the underwriters do not exercise their option to purchase up to 3,000,000 additional shares. As a result, subject to applicable law and the Stockholder Agreement described in this prospectus, immediately after this offering Apollo and Popular will each have the right to nominate two members of our Board. Each of Apollo and Popular has agreed to vote all of the shares of our common stock owned by it and its affiliates, and to take all other actions within its control, to cause the election of directors nominated in accordance with the Stockholder Agreement. Similarly, we have agreed to take all actions within our control necessary and desirable to cause the election of directors nominated in accordance with the Stockholder Agreement. Accordingly, immediately after this offering, Apollo and Popular will have the power to significantly influence the election of directors at our annual meetings. Except for certain exceptions described in the Stockholder Agreement and subject to applicable law, a director only may be removed and replaced by the stockholder having the right to nominate such director. Our executive officers and key employees serve at the discretion of our Board. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

Pursuant to the Stockholder Agreement, Messrs. Becker, Nord, Ross, D’Angelo and Schumacher, who currently serve as directors, were nominated by Apollo, and Messrs. Junquera and Rivera and Ms. Loubriel, who currently serve as directors, were nominated by Popular. Pursuant to the Stockholder Agreement, Mr. Harrington currently serves as a management director. The Board has determined that each of Messrs. D’Angelo and Schumacher and Ms. Loubriel is independent.

Audit Committee

Our Audit Committee consists of Messrs. Ross, chairperson, and Schumacher, who were nominated to serve on our Board by Apollo, and Ms. Loubriel, who was nominated to serve on our Board by Popular. Our Board has determined that each of Mr. Schumacher and Ms. Loubriel qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards. Under the NYSE listing rules we will be required to have an audit committee with a majority of independent directors until April 11, 2014. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. Our Audit Committee will consist of at least three board members which must meet at least four times a year, including once every fiscal quarter. The responsibilities of our Audit Committee will include overseeing the following: the integrity of our financial statements; its independent auditor’s qualifications, independence and performance; the performance of our internal audit function; and our compliance with laws and regulations.

Compensation Committee

Our Compensation Committee (the “Company Committee”) consists of Messrs. Ross, chairperson, and Schumacher, who were nominated to serve on our Board by Apollo, and Mr. Rivera, who was nominated to serve on our Board by Popular. Our Board has determined that Mr. Schumacher is independent. Under the NYSE listing rules we will be required to have a compensation committee with at least one independent director as of and during the 90-day period beginning on the date on which we cease to qualify as a “controlled company.” During and after such 90-day period until one year from the date on which we cease to qualify as a “controlled company,” we will be required to have a majority of independent directors on our compensation committee. Thereafter, we will be required to have a compensation committee comprised entirely of independent directors. The Company Committee must meet at least once a year and will make decisions related to the equity-based compensation of EVERTEC employees and managers. The responsibilities of the Company Committee will include: reviewing the CEO’s equity based compensation; administering all equity based compensation plans; approving all equity-based compensation for other officers and managers; and adopting, modifying, or terminating the equity-based compensation plans.

Nominating Committee

Our Nominating and Governance Committee (the “Nominating Committee”) consists of Messrs. Ross, chairperson, and Becker, who were nominated to serve on our Board by Apollo, and Ms. Loubriel, who was nominated to serve on our Board by Popular. Our Board has determined that Ms. Loubriel is independent. Under the NYSE listing rules we will be required to have a nominating and governance committee with at least one independent director as of and during the 90-day period beginning on the date on which we cease to qualify as a “controlled company.” During and after such 90-day period until one year from the date on which we cease to qualify as a “controlled company,” we will be required to have a majority of independent directors on our nominating and governance committee. Thereafter, we will be required to have a nominating and governance comprised entirely of independent directors. Our Nominating Committee must meet at least once a year. The responsibilities of our Nominating Committee will include the following: assisting the Board in identifying individuals qualified to serve as members of the Board, recommending to the Board the director nominees for the next annual stockholders meeting, in each case subject to the terms of the Stockholder Agreement, reviewing and recommending to the Board a set of corporate governance guidelines, and leading the Board in its review of the Board’s and management’s performance. For a further description of our director nomination process under our Stockholder Agreement, see “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement—Director Nomination Rights”.

Other Committees

Our amended and restated bylaws provide that our Board may establish one or more additional committees. The Stockholder Agreement provides that, unless otherwise prohibited by applicable law or regulation or the NYSE listing rules (including the independence requirements described above), for so long as Apollo or Popular owns, together with its affiliates, at least 5% of our outstanding common stock, it has the right to representation on each committee of the Board in the same proportion as the number of directors, if any, nominated by it bears to the total number of Directors.

Code of Ethics

We have adopted a Code of Ethics that applies to all our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. Our Code of Ethics is posted on our website at www.evertecinc.com in the “Investor Relations” section under “Governance Documents.” We intend to include on our website any amendments to, or waivers from, a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or controller that relates to any element of the “code of ethics” as defined by the SEC.

Executive Compensation

The information in this Executive Compensation section reflects the compensation structure and policies of EVERTEC as of December 31, 2012, unless otherwise noted.

Overview of Compensation Committee

The Company Committee is responsible for recommending to our Board our general compensation philosophy and objectives, making decisions relating to the compensation of our CEO, approving the compensation of our other executive officers, and administering our equity-based compensation plans, in which our named executive officers may participate. The Company Committee is also charged with overseeing the risk assessment of our compensation arrangements applicable to our executive officers and other employees, and reviewing and considering the relationship between risk management policies and practices, and compensation. Prior to the abolishment of the EVERTEC, LLC Compensation Committee on August 1, 2013, responsibility for certain compensation actions was shared by the EVERTEC, LLC Compensation Committee and the Company Committee. In connection with the abolishment of the EVERTEC, LLC Compensation Committee, the Company Committee assumed all functions previously shared by the two committees.

The Company Committee meets as often as necessary, but at least once each year. Although, the Company Committee is primarily responsible for analyzing the compensation programs and making recommendations to our Board, the Company Committee has the authority to hire a compensation consultant to assist it in fulfilling its duties. However, to date no compensation consultants have been retained.

The Compensation Discussion and Analysis below describes our compensation objectives, practices and philosophy with respect to our NEOs for the fiscal year ended December 31, 2012.

Compensation Discussion and Analysis

Our named executive officers (each, an “NEO,” and collectively, the “NEOs”) at December 31, 2012 are listed in the table below. All of our NEOs are (or were) primarily employed by EVERTEC, LLC, which is our principal operating subsidiary, but also serve in similar functions at EVERTEC, Inc.

Named executive officers	Title
Peter Harrington(1)	President and Chief Executive Officer
Juan J. Román(2)	Executive Vice President and Chief Financial Officer
Philip E. Steurer(3)	Executive Vice President and Chief Operating Officer
Miguel Vizcarrondo(4)	Executive Vice President, Head of Merchant Acquiring Business and Payment Processing
Carlos J. Ramírez	Executive Vice President, Head of Business Solutions
Felix M. Villamil(5)	Former President and Chief Executive Officer; Former Vice Chairman of the Board

(1)	Mr. Harrington was appointed as CEO of EVERTEC, LLC on February 22, 2012.
(2)	Mr. Román was appointed as CFO of EVERTEC, LLC on August 1, 2011.
(3)	Mr. Steurer was appointed as Chief Operating Officer of EVERTEC, LLC on August 1, 2012.
(4)	Mr. Vizcarrondo served as Senior Vice President of EVERTEC, LLC until February 22, 2012 when he was promoted to Executive Vice President.

(5)	Mr. Villamil served as President and Chief Executive Officer of EVERTEC, LLC until February 22, 2012, at which time Mr. Villamil assumed the role of Vice Chairman of the Board of EVERTEC, LLC. In addition, on April 17, 2012, Mr. Villamil was appointed Vice Chairman of our Board. Mr. Villamil resigned from all positions with us effective August 7, 2013.

Compensation Philosophy and Objectives

As mentioned above, the Company Committee is responsible for establishing, implementing and continually monitoring adherence with our compensation philosophy. Its intent is to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

The philosophy behind our compensation program is to:

•	Support an environment that rewards performance with respect to established goals;

•	Integrate our incentive compensation program with our short and long-term success; and

•	Align the interest of executives with the long-term interests of stockholders through equity based awards that can result in ownership of stock.

Compensation for our NEOs is designed to provide rewards commensurate with each NEO’s contribution. Our executive compensation strategy is designed to achieve the following objectives:

•	Attract and retain highly qualified executives;

•	Provide executives with compensation that is competitive within the industry in which we operate;

•	Establish compensation packages that take into consideration the executive’s role, qualifications, experience, responsibilities, leadership potential, individual goals and performance; and

•	Align executive compensation to support our objectives.

The Company Committee believes the executive compensation packages provided by us to our executives, including to our NEOs, should include both cash and equity-based compensation that rewards performance as measured against established goals and that ensure management is not encouraged to take unnecessary and/or excessive risks that may harm the Company.

Role of Executive Officers in Compensation Decisions

Our CEO annually reviews the performance of each of our other NEOs. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual incentive awards target and actual payout amounts, are presented to the Company Committee, which has the discretion to modify any recommended adjustments or awards to executives.

The Company Committee has final approval over all compensation decisions for our NEOs and approves recommendations regarding cash and equity awards to all of our NEOs.

Our CEO is not permitted to attend any meetings of the Company Committee where the CEO’s performance or compensation is discussed, unless specifically invited by the committee.

Executive Compensation Program

On an annual basis, the Company Committee may conduct a comprehensive review of the executive compensation philosophy and objectives, and could make changes it considers appropriate following, as applicable, the general compensation practices in the processing industry and the prevailing economic scenarios in the countries in which we do business.

Our compensation program for our NEOs consists of the following key elements:

•	Base salary;

•	Short-term cash incentives based on performance;

•	Long-term equity incentives also based on performance; and

•	Other benefits and perquisites.

Elements of Compensation

Base Salary

We provide our NEOs and other employees with base salary to compensate them for services rendered during each fiscal year. Base salary ranges for NEOs are determined for each executive based on his or her position and scope of responsibility. The initial base salary for our NEOs is established in their employment agreements.

Annual base salary for our NEOs is subject to annual review by the Company Committee for possible increase at the Board’s sole discretion. In reviewing base salaries, the Company Committee may consider (i) changes in individual responsibility; (ii) internal analysis of the executive’s compensation, both individually and relative to other officers; and (iii) the individual performance of the executive.

Performance-Based Incentive Compensation

Annual Bonus

Our NEOs are generally eligible to earn annual bonus incentive payments based on performance against measurable annual financial goals and on a discretionary element. This annual incentive payment is contingent upon attainment of EVERTEC, LLC’s budgeted Adjusted EBITDA and the achievement of qualitative and quantitative performance goals as established by the EVERTEC, LLC Board.

The annual cash incentive is intended to focus the entire organization on the budgeted Adjusted EBITDA. The Company Committee uses Adjusted EBITDA as the performance goal because it is a critical metric used by management to direct and measure our business performance and achievement of strategy goals. We believe that this measure is clearly understood by both our employees and stockholders, and that achievement of the stated goal is a key component in the creation of long-term value for our stockholders. For 2012, the EVERTEC, LLC Board established an Adjusted EBITDA performance goal of $172.3 million. Reported actual Adjusted EBITDA was $169.6 million for the year ended December 31, 2012. As a result, for 2012 the Company Committee approved annual incentive payouts to our NEOs who were eligible to receive annual bonuses for 2012 at an average of 93% based on the Company’s 2012 financial and operating performance and individual executive performance.

The annual incentive, as mentioned above, is divided into two elements, a performance-based element and a discretionary element, neither of which are payable unless approved by the EVERTEC, LLC Board. The performance-based element is based on the budgeted Adjusted EBITDA and the discretionary element is based on the Company Committee’s assessment of the individual employee’s performance. In assessing the individual performance of our NEOs, the Company Committee, in its discretion, considers recommendations of our CEO (except in determining the CEO’s own bonus) and the following list of factors (this list is not exclusive) and makes its determinations as of the date the bonus is payable: (i) achievement of internal financial and operating targets, (ii) improvement of management and (iii) organizational capabilities and implementation of long-term strategic plans.

The target bonus percentage (which is segregated between the percentage applied to the performance-based element and to the discretionary element) for our NEOs is established in their employment agreements, which are summarized below under “Employment Agreements” following the “Summary Compensation” Table.

The target annual cash bonus, and the performance-based and discretionary elements, for each NEO as a percentage of salary were as follows:

Named executive officers	Target bonus percentage	Performance-based	Discretionary
Peter Harrington(1)	100%	—	100%
Juan J. Román	75%	50%	25%
Philip E. Steurer(2)	75%	—	75%
Miguel Vizcarrondo	75%	30%	45%
Carlos J. Ramírez	75%	30%	45%
Félix M. Villamil(3)	n/a	n/a	n/a

(1)	With respect to fiscal year 2012, Mr. Harrington’s employment agreement provides the executive can earn a bonus of up to 50% of his annual base salary.
(2)	In the case of Mr. Steurer, in connection with his hire on August 1, 2012, his 2012 annual bonus amount of $100,000 was specified in his employment agreement.
(3)	In connection with Mr. Villamil’s transition from President and Chief Executive Officer of EVERTEC, LLC to Vice Chairman of the EVERTEC, LLC Board, EVERTEC, LLC and Mr. Villamil entered into a modification agreement which is summarized below under “CEO Compensation”. In accordance with the modification agreement, Mr. Villamil was not eligible to receive an annual bonus payment. Mr. Villamil resigned from all positions with us effective August 7, 2013.

2010 Equity Incentive Plan

On September 30, 2010, the board of directors of Carib Holdings, Inc. (now EVERTEC Intermediate, LLC) adopted the Carib Holdings, Inc. 2010 Equity Incentive Plan (as amended and restated, as described below, the “2010 Plan”). Holdings reserved 5,843,208 shares of its Class B Non-Voting Common Stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the 2010 Plan. On April 17, 2012 (i) the 2010 Plan was amended and assumed by the Company, (ii) each of the then outstanding stock options to purchase shares of Carib Holdings Inc.’s Class B Non-Voting Common Stock (including, without limitation, those described in this section) became a stock option to purchase the same number and class of shares of the Company’s Class B Non-Voting Common Stock, in each case on the same terms (including exercise price) as the original stock option and (iii) each of the then outstanding shares of restricted stock of Holdings (including, without limitation, those described in this section) was converted into the same number of shares of restricted stock of Company. The purpose of the 2010 Plan is to provide a means through which EVERTEC and its subsidiaries may attract and retain key personnel and whereby its directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in EVERTEC or be paid incentive compensation, thereby strengthening their commitment to the welfare of EVERTEC and its subsidiaries and aligning their interests with those of EVERTEC’s stockholders. Our Board was in charge of administering the 2010 Plan until May 31, 2012 when it delegated this responsibility to the Company Committee.

This “Executive Compensation” section assumes that EVERTEC, Inc. had adopted the 2010 Plan as of September 30, 2010.

Equity awards are generally awarded to executives upon commencement of employment or in connection with promotions. Awards typically take the form of stock options with a mix of time-based and performance-based vesting.

Subject to the terms and conditions set forth in the respective stock option agreement and the 2010 Plan, Holdings granted 2010 Plan participants the right to purchase shares of Holdings Class B Non-Voting Common Stock in three vesting tranches as follows: (i) Tranche A stock options will generally vest in five equal installments; (ii) Tranche B stock options will vest at such time as the Investor Internal Rate of Return (“IRR”) equals or exceeds 25% based on cash proceeds received by the Investor; and (iii) Tranche C stock options will vest at such time as the IRR equals or exceeds 30% based on cash proceeds received by the Investor; provided, that, the participant is then employed by us or an affiliate. Notwithstanding the vesting provision of the stock options, the awards will only become exercisable upon the earlier to occur of a change of control or an initial public offering of EVERTEC. All of the Tranche B and Tranche C stock options became vested, and all vested options became exercisable, in connection with our initial public offering on April 17, 2013.

On February 22, 2012, in connection with his employment, Mr. Harrington and Holdings entered into a stock option agreement (the “Harrington Option Agreement”), in accordance with the 2010 Plan. The Harrington Option Agreement provides for a grant of 700,000 options, of which 233,334 are Tranche A stock options, 233,334 are Tranche B stock options and 233,332 are Tranche C stock options that vest upon the attainment of certain performance criteria as described above, each with an exercise price of $4.83 per share. Mr. Harrington and Holdings also entered into a Subscription Agreement, dated as of February 22, 2012, pursuant to which Mr. Harrington purchased 29,292 shares of Class B Non-Voting Common Stock of the Company. In addition, Mr. Harrington and Holdings also entered into a restricted stock agreement, dated as of February 22, 2012, pursuant to which Mr. Harrington was granted 29,292 restricted shares of Class B Non-Voting Common Stock of Holdings, which vest on the earlier to occur of (i) the date that Mr. Harrington receives a bonus in respect of 2012 from EVERTEC, LLC and (ii) May 1, 2013, subject to Mr. Harrington’s continuous service on the applicable vesting date. The restricted shares were granted to Mr. Harrington outside the Plan but will be subject to the terms and conditions of the Plan.

Also, on February 22, 2012, in connection with his promotion to Executive Vice President, Mr. Vizcarrondo was granted an additional 20,000 options: 6,668 Tranche A stock options, 6,666 Tranche B stock options and 6,666 Tranche C stock options in accordance with the 2010 Plan, each with an exercise price of $4.83 per share. The Tranche A stock options vest in four equal installments and the Tranche B and C stock options vest upon the attainment of certain performance criteria.

On August 1, 2012, in connection with his employment, Mr. Steurer and EVERTEC, Inc. entered into a stock option agreement, in accordance with the 2010 Plan. Mr. Steurer’s option agreement provides for a grant of 300,000 options, of which 100,000 Tranche A stock options vest in five equal installments and 100,000 Tranche B stock options and 100,000 Tranche C stock options vest upon the attainment of certain performance criteria, each with an exercise price of $6.04 per share. Mr. Steurer and EVERTEC, Inc. also entered into a Subscription Agreement, dated as of August 1, 2012, pursuant to which Mr. Steurer purchased 33,112 shares of Class B Non-Voting Common Stock at a price of $6.04 per share.

On February 11, 2011, pursuant to a December 8, 2010 authorization by the board of directors of Holdings, Holdings entered into stock option agreements with Mr. Vizcarrondo and Mr. Ramirez, as well as other senior executives. As to Mr. Román, on June 30, 2011, the EVERTEC, LLC Board approved Mr. Román’s employment agreement, which included, among other provisions, the grant of 390,000 stock options and the subscription and sale of 30,000 shares of Class B Non-Voting Common Stock.

See the “Grants of Plan Based Awards” and “Outstanding Equity Awards at Fiscal Year End” tables, as well as Note 14 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information related to share-based compensation.

For purposes of these vesting provisions, the Investor is Apollo Investment Fund VII, L.P., and the IRR is the rate of return measured in cash and any securities received by the Investor as a return on its investment in the common stock of EVERTEC, Inc.

The stock options granted to our NEOs are as follows:

Named executive officers	Total Stock Options	Tranche A	Tranche B	Tranche C
Peter Harrington	700,000	233,334	233,334	233,332
Juan J. Román	390,000	130,000	130,000	130,000
Philip E. Steurer	300,000	100,000	100,000	100,000
Miguel Vizcarrondo	370,592	123,532	123,530	123,530
Carlos J. Ramírez	467,456	155,820	155,818	155,818
Félix M. Villamil(1)	155,820	155,820	—	—

(1)	On February 24, 2012, EVERTEC, Inc. and Mr. Villamil entered into an amendment to his existing stock option agreement pursuant to which all options not vested or modified as of that date (1,012,820) have expired. As of that date, 77,910 Tranche A stock options have vested and 77,910 of Tranche A stock options remain unvested as described below under “CEO Compensation.” In connection with his resignation effective as of August 7, 2013, Mr. Villamil entered into a subsequent amendment to his stock option agreement pursuant to which all of his unvested options immediately vested.

2013 Equity Incentive Plan

In connection with our initial public offering, we adopted the EVERTEC, Inc. 2013 Equity Incentive Plan, as described below (the “2013 Plan” and, together with the 2010 Plan, the “Equity Incentive Plans”). The terms of the 2013 Plan are substantially similar to the terms of the 2010 Plan. Under the 2013 Plan, 5,956,882 shares of our Common Stock are reserved for issuance upon exercise and grants of stock options, restricted stock and other equity awards. The 2013 Plan is administered by the Company Committee.

In connection with the adoption of the 2013 Plan, the 2010 Plan remains in effect. However, no new awards will be granted under the 2010 Plan.

Other Compensation

Statutory Cash Bonus Payment

Each NEO received in 2012 the payment of a Christmas bonus. As a general rule, Puerto Rico law requires that employers pay employees that worked more than 700 hours in a year, an amount which cannot be less than $600.00 as a Christmas bonus, which must be paid on or before December 15. In 2012, our policy was to pay a Christmas bonus to employees in Puerto Rico in an amount equivalent to half a month’s payment of the employee’s base salary. In Costa Rica, the law requires an amount equivalent to one month of total earnings to be paid as a Christmas bonus.

Benefits and Perquisites

Our NEOs participate in the same benefit programs as the rest of our general employee population. These benefits include health insurance coverage, short-term and long-term disability insurance, and life insurance, among others. In addition, our senior executives, including our NEOs, are eligible for certain perquisites, which do not constitute a significant portion of their total compensation package. During 2012, these additional perquisites included the use of Company-owned automobiles, periodic comprehensive medical examinations, a limited number of personal tickets to events sponsored by EVERTEC, LLC and club membership fees. Also in 2012, for new expatriate executives, the Company paid for relocation and temporary lodging expenses. For 2013, we anticipate that we will maintain the same perquisites and benefits for senior executives, including our NEOs. Such benefits could be periodically reviewed based on market trends and regulatory developments.

Also, our NEOs, as all of our other employees, are eligible to participate in the EVERTEC, LLC Savings and Investment Plan. This plan is a tax-qualified retirement savings plan (similar to a 401(k) plan) to which all Puerto Rico employees are able to contribute up to $10,000 pre-tax and up to 10% after-tax of their total annual compensation. We match 50% of the employee contributions up to 3% of base salary. All matching contributions to the EVERTEC, LLC Savings and Investment Plan vest 20% each year for a five-year period.

CEO Compensation

On February 22, 2012, the EVERTEC, LLC Board appointed Peter Harrington as EVERTEC, LLC’s President and CEO. In connection with Mr. Harrington’s appointment as EVERTEC, LLC’s President and Chief Executive Officer, Mr. Harrington and EVERTEC, LLC entered into an employment agreement, dated as of February 22, 2012 (the “Harrington Employment Agreement”). The Harrington Employment Agreement provides for, among other things: (1) an annual base salary of $500,000 (which will be pro-rated for any partial calendar year), subject to annual review by our Board; and (2) an annual bonus opportunity of up to 100% of base salary contingent upon the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board (provided that Mr. Harrington’s maximum bonus opportunity for 2012 is 50% of base salary). Mr. Harrington is eligible to participate in EVERTEC, LLC’s retirement and other employee benefit plans and policies that are generally available to other executives, except severance plans or policies. EVERTEC, LLC also agreed to reimburse Mr. Harrington for reasonable costs associated with his relocation to Puerto Rico, temporary lodging and other incidental expenses.

In addition, Mr. Harrington and Holdings entered into a stock option agreement and a restricted stock agreement dated as of February 22, 2012, in accordance with the 2010 Plan, as discussed above. Mr. Harrington and Holdings also entered into a Subscription Agreement, dated as of February 22, 2012, pursuant to which Mr. Harrington purchased 29,292 shares of Class B Non-Voting Common Stock of EVERTEC, Inc. at a price of $8.54 per share.

On February 24, 2012, EVERTEC, LLC announced that Mr. Villamil was assuming the role of Vice Chairman of the EVERTEC, LLC Board and would no longer serve as EVERTEC, LLC’s President and CEO. In connection with Mr. Villamil’s transition from President and CEO to Vice Chairman of the EVERTEC, LLC Board, EVERTEC, LLC and Mr. Villamil entered into a modification agreement and general release (the “Villamil Modification Agreement”). The Villamil Modification Agreement provides for, among other things, a payment by EVERTEC, LLC to Mr. Villamil of $2,216,170, less applicable withholding taxes. In addition, the Villamil Modification Agreement sets forth the terms of Mr. Villamil’s service with EVERTEC, LLC for the two year period following February 22, 2012, for which he will be paid $150,000 per year. Mr. Villamil served as an officer of EVERTEC, LLC and executive Vice Chairman of the EVERTEC, LLC Board until June 1, 2013 (the “Retirement Date”), at which time he voluntarily retired from employment with EVERTEC, LLC, but continued to serve as the non-executive Vice Chairman of the EVERTEC, LLC Board. Mr. Villamil resigned from all positions with us, including as the non-executive Vice Chairman of the EVERTEC, LLC Board, effective August 7, 2013.

In connection with the Villamil Modification Agreement, the restricted shares of Class B Non-Voting Common Stock of Holdings granted to Mr. Villamil pursuant to his restricted stock agreement will continue to vest pursuant to the terms and conditions set forth in his restricted stock agreement until the Retirement Date, at which time such restricted shares shall become fully vested and non-forfeitable, subject to Mr. Villamil’s continued employment until the Retirement Date.

The stock options granted to Mr. Villamil under his stock option agreement which had vested as of February 24, 2012 remain outstanding, however all stock options that had not vested or modified as of that date have expired. On February 24, 2012, EVERTEC, Inc. and Mr. Villamil entered into an amendment to Mr. Villamil’s stock option agreement which provides that Mr. Villamil will become vested in an additional 77,910 Tranche A stock options in two substantially equal installments on each of the first two anniversaries of the date on which he commences service as Vice Chairman of the EVERTEC, LLC Board. In connection with his resignation effective August 7, 2013, EVERTEC, Inc. and Mr. Villamil entered into another amendment to Mr. Villamil’s stock option agreement, pursuant to which his 38,955 remaining unvested Tranche A stock options immediately became vested and will remain exercisable until the expiration of the option term.

Tax Deductibility of Executive Compensation

The Company Committee intends that all applicable compensation payable for NEOs residing in Puerto Rico be deductible for Puerto Rican income tax purposes, unless there are valid compensatory reasons for paying non-deductible amounts in order to ensure competitive levels of total compensation.

Compensation Risk Assessment

At this time, no compensation risk assessment has been performed. Existing employment and compensation arrangements were put in place in the context of the Merger without giving consideration to risk.

Summary Compensation Table

The following table summarizes the total compensation of each of our NEOs for services rendered during 2012, 2011 and for the post-Merger period from October 1 through December 31, 2010.

Name and principal position	Year	Salary	Bonus(1)	Stock awards(2)	Option awards(2)(3)	Non-equity incentive plan compensation(4)	Change in pension value and nonqualified deferred compensation earnings	All other compensation(6)	Total
Peter Harrington President and CEO	2012	$413,462	$235,833	$250,007	$1,384,134	$—	$—	$79,766	$2,363,202

Juan J. Román	2012	375,000	15,625	—	—	262,500	—	35,997	689,122
Executive Vice President and CFO	2011	151,442	6,250	—	534,300	109,375	—	495	801,862

Philip E. Steurer	2012	93,096	100,000	—	327,800	—	—	28,645	549,541
Executive Vice President and COO

Miguel Vizcarrondo	2012	227,731	9,792	—	38,734	164,500	—	50,697	491,454
Executive Vice President, Head of Merchant Acquiring Business and Payment Processing	2011	190,000	7,917	—	535,821	121,600	—	8,813	864,151
	2010	48,885	450,719	—	—	275,588	—	1,800	776,992

Carlos J. Ramírez	2012	235,000	9,792	—	—	164,500	—	61,070	470,362
Executive Vice President,	2011	235,000	9,792	—	714,429	150,400	—	7,875	1,117,496
Head of Business Solutions	2010	58,750	830,621	—	—	92,689	—	2,354	984,414

Félix M. Villamil(5)	2012	207,885	81,500	—	—	—	—	3,035,105	3,324,490
Former President and Chief Executive Officer; Former Vice Chairman of the Board	2011	500,000	320,833	800,000	1,786,072	—	—	186,949	3,593,854
	2010	125,000	17,375	—	—	196,875	—	185,920	525,170

(1)	Includes Christmas bonus equivalent to half a month payment of the employee’s base salary in accordance with general practice applicable to EVERTEC, LLC employees working in Puerto Rico, which was paid on December 1, 2012. Also, includes for Mr. Steurer, the annual bonus that was specified under his employment agreement and Mr. Harrington’s discretionary annual bonus.
(2)	Aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a discussion of assumptions made in the valuation of awards, refer to Note 14 of the Audited Consolidated Financial Statements appearing elsewhere in this prospectus.
(3)	Aggregate grant date fair value computed in accordance with FASB ASC Topic 718 related to Tranche A, Tranche B and Tranche C stock options. As previously described, NEO’s have the right to purchase shares of EVERTEC, Inc. Class B Non-Voting Common Stock in three tranches. EVERTEC, LLC recognizes share-based compensation related to Tranche A, but not to Tranche B and C stock options as vesting is not considered probable.
(4)	Includes annual performance bonus.
(5)

On February 24, 2012, Mr. Villamil assumed the role of Vice Chairman of the EVERTEC, LLC Board and no longer served as an officer of EVERTEC, LLC. Accordingly, the amounts reported above relate to the compensation received as an officer of EVERTEC, LLC and as Vice Chairman of the EVERTEC, LLC Board. Mr. Villamil resigned from all positions with us effective as of August 7, 2013.

(6)	Other annual compensation consists of the following:

Name and principal position	Year	Car(7)	Matching Contributions to defined contribution plans(8)	Rent	Other(9)	Total
Peter Harrington	2012	$14,167	$2,901	$36,000	$26,698	$79,766
President and CEO

Juan J. Román	2012	11,200	4,411	—	20,386	35,997
Executive Vice President and CFO	2011	—	495	—	—	495

Philip E. Steurer	2012	4,583	—	17,733	6,329	28,645
Executive Vice President and COO

Miguel Vizcarrondo	2012	17,533	—	—	33,164	50,697
Executive Vice President, Head of Merchant Acquiring Business and Payment Processing	2011	8,813	—	—	—	8,813
	2010	1,800	—	—	—	1,800

Carlos J. Ramírez	2012	18,375	—	—	42,695	61,070
Executive Vice President, Head of Business Solutions	2011	7,875	—	—	—	7,875
	2010	2,354	—	—	—	2,354

Félix M. Villamil	2012	56,667	6,500	—	2,971,938	3,035,105
Former President and Chief Executive Officer; Former Vice Chairman of the Board	2011	15,920	1,029	—	170,000	186,949
	2010	15,920	—	—	170,000	185,920

(7)	Annual car-value depreciation as recognized in the financial statements for each of the years listed.
(8)	Matching contributions made by EVERTEC, LLC as part of 401(k)/1165(e) plan benefits.
(9)	Other compensation for 2012 principally relates to an equitable adjustment to stock options previously granted pursuant to the 2010 Plan payable in the form of a one-time cash bonus to holders of vested options in the amount of $0.69 per share. Mr. Villamil’s other compensation for 2012 relates to a payment of $2,216,170 in connection with his modification agreement, $592,800 related to a distribution made by the Company on May 9, 2012 on its restricted stock of $3.71 per share and $162,968 related to the one-time cash bonus made on December 21, 2012 on its restricted stocks and vested stock options, as explained above.

Grants of Plan-Based Awards

The following table sets forth certain information for plan-based awards granted to each of our NEOs for the year ended December 31, 2012.

Named executive officers	Grant date	Estimated future payouts under non- equity incentive plan awards(1)		Estimated future payouts under equity incentive target (#)	All other stock awards: number of shares of stock or units(#)	All other option awards: number of securities underlying options(#)	Exercise or base price of option awards ($/Sh)	Market price on the date of the grant ($/Sh)(2)	Grant date fair value of stock and option awards
		Target ($)	Maximum ($)
Peter Harrington	February 22, 2012	$—	$—
Restricted shares					29,292		$4.83	$8.54	$250,007
Tranche A						233,334	4.83	8.54	519,635
Tranche B				233,334			4.83	8.54	442,168
Tranche C				233,332			4.83	8.54	442,331

Juan J. Román	February 22, 2012	262,500	281,250

Philip E. Steurer	August 1, 2012	—	—
Tranche A						100,000	6.04	6.04	134,300
Tranche B				100,000			6.04	6.04	100,000
Tranche C				100,000			6.04	6.04	93,500

Miguel Vizcarrondo	February 22, 2012	164,500	176,250
Tranche A						6,668	4.83	8.54	14,036
Tranche B				6,666			4.83	8.54	12,632
Tranche C				6,666			4.83	8.54	12,065

Carlos J. Ramírez	February 22, 2012	164,500	176,250

Félix M. Villamil	—	—	—	—	—	—	—	—	—

(1)	Maximum amounts reported are based on the amount determined by their employment agreements.

(2)	As of December 31, 2012, there was not an active market value for the EVERTEC, Inc. Class B Non-Voting Common Stock, therefore the fair value of the common stock underlying stock-based compensation awards was determined by the EVERTEC, LLC Board using an internal valuation. See Note 14 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information related to share-based compensation.

Employment Agreements

We generally enter into employment agreements with our executives upon commencement of employment.

We entered into an employment agreement with Mr. Harrington on February 22, 2012 with a term ending on February 22, 2017, with Mr. Steurer on August 1, 2012 with a term ending on August 1, 2017. We entered into an employment agreement with Mr. Román on June 30, 2011 with a term ending on June 30, 2016. On October 1, 2010, we entered into employment agreements with Messrs. Ramírez and Vizcarrondo, each with a term ending on October 1, 2015.

Peter Harrington. The terms of Mr. Harrington’s employment agreement as in effect as of December 31, 2012 provided for, among other things, (1) an annual base salary of $500,000; and (2) an annual bonus with a target of up to 100% of Mr. Harrington’s annual base salary contingent upon the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board, provided that with respect to fiscal year 2012, will be eligible to an the annual bonus up to 50% of the annual salary. Mr. Harrington is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Juan J. Román. The terms of Mr. Román’s employment agreement provide for, among other things, (1) an annual base salary of $375,000; and (2) an annual bonus with a target of up to 75% of Mr. Román’s annual base salary, consisting of a bonus of 50% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board and a bonus of 25% of base salary contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Román is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Philip E. Steurer. The terms of Mr. Steurer’s employment agreement provide for, among other things, (1) an annual base salary of $235,000; and (2) an annual bonus with a target of up to 75% of Mr. Steurer’s annual base salary contingent upon the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Steurer is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Miguel Vizcarrondo. The terms of Mr. Vizcarrondo’s employment agreement (as amended on February 22, 2012) provide for, among other things, (1) an annual base salary of $235,000; and (2) an annual bonus with a target of up to 75% of Mr. Vizcarrondo’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board and a bonus of 45% of base salary contingent on the achievement of certain other qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Vizcarrondo is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Carlos J. Ramírez. The terms of Mr. Ramírez’s employment agreement provide for, among other things, (1) an annual base salary of $235,000; and (2) an annual bonus with a target of up to 75% of Mr. Ramírez’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board, a bonus of 25% of base salary contingent on the achievement of certain financial performance goals for the business lines over which he is responsible and a bonus of 20% of base salary contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Ramírez is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

2010 Equity Incentive Plan

We maintain the 2010 Plan which became effective on September 30, 2010. The purpose of the 2010 Plan is to provide a means for us to attract and retain key personnel and for our directors, officers, employees, consultants and advisors to acquire and maintain an equity interest in our company, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

The 2010 Plan will terminate automatically on September 30, 2020. No awards will be granted under the 2010 Plan after that date, but awards granted prior to that date may extend beyond that date. Our Board may amend, alter, suspend, discontinue, or terminate the 2010 Plan or any portion thereof at any time.

Awards. Under the 2010 Plan, awards of stock options, including both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, stock bonus awards and performance compensation awards may be granted.

Eligibility . Our employees, consultants and directors and those of our affiliated companies, as well as those whom we reasonably expect to become our employees, consultants and directors or those of our affiliated companies are eligible for awards, provided that incentive stock options may be granted only to employees. A written agreement between us and each participant will evidence the terms of each award granted under the 2010 Plan.

Shares Subject to the 2010 Plan. The shares that may be issued pursuant to awards will be our Class B Non-Voting Common Stock, $0.01 par value per share, and subject to adjustment for certain corporate events, the maximum aggregate number of shares available for issuance under the 2010 Plan is 5,843,208 shares.

If any award under the 2010 Plan expires or otherwise terminates, in whole or in part, without having been exercised in full, the common stock withheld from issuance under that award will become available for future issuance under the 2010 Plan. If shares issued under the 2010 Plan are reacquired by us pursuant to the terms of any forfeiture provision, those shares will become available for future awards under the 2010 Plan.

Administration. Our Board, or a committee of members of our Board appointed by our Board, may administer the 2010 Plan (such administrator, the “administrator.”) Among other responsibilities, the administrator selects participants from among the eligible individuals, determines the number of common stock that will be subject to each award and determines the terms and conditions of each award, including exercise price, methods of payment and vesting schedules.

Stock Options. Incentive and nonqualified stock options may be granted under the 2010 Plan. Employees, directors, consultants and those whom the administrator reasonably expects to become employees, directors and consultants may be granted nonqualified stock options, but only employees may be granted incentive stock options. The administrator determines the exercise price of stock options granted under the 2010 Plan. The exercise price of an incentive or nonqualified stock option will be at least 100% (and in the case of an incentive stock option granted to a more than 10% shareholder, 110%) of the fair market value of the common stock subject to that option on the date that option is granted.

Stock Appreciation Rights. The administrator may, in its discretion, grant stock appreciation rights to participants. Generally, stock appreciation rights permit a participant to exercise the right and receive a payment equal to the value of the appreciation of our common stock over a span of time in excess of the fair market value of the common stock on the date of grant of the stock appreciation right. Stock appreciation rights may be settled in shares, cash or a combination thereof. The strike price per common share for each stock appreciation right will not be less than 100% of the fair market value per share as of the date of grant. The administrator determines the rate at which stock appreciation rights vest and any other conditions with respect to exercise of stock appreciation rights granted under the 2010 Plan.

Restricted Awards. The administrator may grant restricted awards, including both restricted stock and restricted stock units (a hypothetical account that is paid in the form of common stock or cash). The administrator will determine, in its sole discretion, the terms of each award. Subject to the terms of the award, the participant generally shall have the rights and privileges of a shareholder with respect to the restricted stock, including the right to vote the shares and the right to receive dividends. A restricted award may, but need not, provide that the restricted award may not be sold, assigned, pledged or transferred during the restricted period. The administrator may also require recipients of restricted stock to execute escrow agreements whereby the company would hold the restricted stock pending the release of any applicable restrictions.

Stock Bonus Awards. The administrator may issue unrestricted common stock, or other awards denominated in common stock, under the 2010 Plan to eligible persons, either alone or in tandem with other awards, in such amounts as the administrator shall from time to time in its sole discretion determine. Each stock bonus award granted under the 2010 Plan will be subject to such conditions not inconsistent with the 2010 Plan as may be reflected in the applicable award agreement.

Performance Compensation Awards. The administrator has the authority, at the time of grant of any award, to designate such award as a performance compensation award that is subject to the achievement of one or more performance goals.

Adjustments in Capitalization. Subject to the terms of an award agreement, in the event of certain corporate events, such as a dividend or distribution, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, combination, exchange or other relevant changes in capitalization, appropriate equitable adjustments or substitutions will be made to the number of common stock under, and the share terms of, the 2010 Plan and the awards granted thereunder, including the maximum number of common stock reserved for issuance under the 2010 Plan, and the number, price or kind of shares other consideration subject to awards to the extent necessary to preserve the economic intent of the award. In addition, subject to the terms of an award agreement, upon the occurrence of such events, the administrator may cancel outstanding awards and cause participants to receive, in cash, shares or a combination thereof, the value of the awards.

Change in Control. In the event of a “change in control” (as defined in the 2010 Plan), the administrator may provide that all options and stock appreciation rights granted under the 2010 Plan will become fully vested and immediately exercisable and any restricted period imposed upon restricted awards will expire immediately (including a waiver of applicable performance goals). Accelerated exercisability and lapse of restricted periods will, to the extent practicable, occur at a time which allows participants to participate in the change in control. In the event of a change in control, all incomplete performance periods will end, the administrator will determine the extent to which performance goals have been met, and such awards will be paid based upon the degree to which performance goals were achieved.

Termination of Employment or Service. Unless otherwise provided by the administrator in an award agreement: (i) the unvested portion of an option or stock appreciation right shall expire upon termination of employment or service of the participant granted the option or stock appreciation right, and the vested portion of such option or stock appreciation right shall remain exercisable for (A) one year following termination of employment or service by reason of such participant’s death or disability, but not later than the expiration of the exercise period or (B) 90 days following termination of employment or service for any reason other than such participant’s death or disability, and other than such participant’s termination of employment or service for “cause” (as defined in the 2010 Plan), but not later than the expiration of the exercise period and (ii) both the unvested and the vested portion of an option or stock appreciation right shall expire upon the termination of the participant’s employment or service for cause. With respect to restricted stock and restricted stock units, unless otherwise provided by the administrator in an award agreement, the unvested portion of restricted stock and restricted stock units shall terminate and be forfeited upon termination of employment or service of the participant.

Nontransferability. In general, each award granted under the 2010 Plan may be exercisable only by a participant during the participant’s lifetime or, if permissible under applicable law, by the participant’s legal guardian or representative. Except in very limited circumstances, no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us. However, the designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

2013 Equity Incentive Plan

In connection with our initial public offering, we adopted the 2013 Plan, which became effective upon consummation of the initial public offering on April 17, 2013. The purpose of the 2013 Plan is to provide a means for us to attract and retain key personnel and for our directors, officers, employees, consultants and advisors to acquire and maintain an equity interest in our company, thereby strengthening their commitment to our welfare and aligning their interests with those of our shareholders. Except as specifically noted below, the terms and conditions of the 2013 Plan are substantially similar to the terms and conditions of the 2010 Plan.

The 2013 Plan will terminate automatically on the tenth anniversary of the date it became effective. No awards will be granted under the 2013 Plan after that date, but awards granted prior to that date may extend beyond that date. Our Board may amend, alter, suspend, discontinue, or terminate the 2013 Plan or any portion thereof at any time.

Shares Subject to the 2013 Plan. The shares that may be issued pursuant to awards are our common stock, $0.01 par value per share, and subject to adjustment for certain corporate events, the maximum aggregate number of shares available for issuance under the 2013 Plan is 5,956,882 shares.

If any award under the 2013 Plan expires or otherwise terminates, in whole or in part, without having been exercised in full, the common stock withheld from issuance under that award will become available for future issuance under the 2013 Plan. If shares issued under the 2013 Plan are reacquired by us pursuant to the terms of any forfeiture provision, those shares will become available for future awards under the 2013 Plan.

Change in Control. Except to the extent otherwise provided in an award agreement, in the event of a (i) change in control and, within twelve (12) months following such change in control, (ii) (x) a participant’s employment or service is terminated without cause (other than due to the participant’s death or disability) or (y) the participant terminates his or her employment or service for “good reason” as defined in the participant’s employment or consulting or similar agreement in effect at the time of such termination, as applicable, with respect to any outstanding awards then held by the participant, all options and stock appreciation rights granted under the 2013 Plan will become fully vested and immediately exercisable and any restricted period imposed upon restricted awards will expire immediately (including a waiver of applicable performance goals). Accelerated exercisability and lapse of restricted periods will, to the extent practicable, occur at a time which allows participants to participate in the change in control. In the event of a change in control, all incomplete performance periods will end, the administrator will determine the extent to which performance goals have been met, and such awards will be paid based upon the degree to which performance goals were achieved.

Clawback. Notwithstanding any provision in the 2013 Plan or any award agreement to the contrary, awards granted under the 2013 Plan will be subject, to the extent applicable, to any clawback policy adopted by the Company, and to the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and rules, regulations and binding, published guidance thereunder, which legislation provides for the clawback and recovery of incentive compensation in the event of certain financial statement restatements. In addition, incentive-based compensation payable under the 2013 Plan will be subject to clawback required by applicable securities laws and regulations.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding equity awards for our NEOs as of December 31, 2012.

	Option awards					Stock awards
Named executive officers	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(1)	Equity incentive plan awards: number of securities underlying unexercised unearned options(#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)		Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested($)
Peter Harrington	—	700,000	—	$4.83	February 22, 2022	29,292	$205,776	(3)	—	—
Juan J. Román	—	390,000	—	1.30	June 30, 2021	—	—		—	—
Philip E. Steurer	—	300,000	—	6.04	August 1, 2022	—	—		—	—
Miguel Vizcarrondo	—	350,592	—	1.30	September 30, 2020	—	—		—	—
	—	20,000	—	4.83	September 30, 2021	—	—		—	—
Carlos J. Ramírez	—	467,456	—	1.30	September 30, 2020	—	—		—	—
Félix M. Villamil	—	155,820	—	1.30	September 30, 2020	86,128	605,049	(3)	—	—

(1)	Includes unexercisable options related to the three tranches: (i) Tranche A stock options that will vest in five equal installments, except for 77,910 options of Mr. Villamil that will vest in two years and Mr. Vizcarrondo’s options granted on February 22, 2012 that will vest in four years; (ii) Tranche B stock options that will vest at such time as the IRR equals or exceeds 25% based on cash proceeds received by the Investor, and (iii) Tranche C stock options that vest at such time as the IRR equals or exceeds 30% provided, that, the participant is then employed by us or an affiliate. During 2012, for Tranche B and C the Company did not recognize share-based compensation expense as vesting was not considered probable. As of December 31, 2012, Messrs. Román, Vizcarrondo, Ramirez, and Villamil had become vested in 26,000, 48,413, 62,328 and 77,910 Tranche A stock options respectively. However, these options will remain unexercisable until the occurrence of a change of control or an initial public offering of EVERTEC.
(2)	Mr. Harrington’s restricted shares of EVERTEC, Inc.’s Class B Non-Voting Common Stock will vest on the date Mr. Harrington is paid a bonus for 2012 (or May 1, 2013, if earlier), while Mr. Villamil’s restricted shares will vest in bi-weekly equal installments until May 2013.
(3)	As of December 31, 2012, there was not an active market value for the EVERTEC, Inc.’s Class B Non-Voting Common Stock, therefore a $7.03 value per share was established at December 31, 2012 based on an internal valuation.

Option Exercises and Stock Vested

No stock options were exercised by our NEOs for the year ended December 31, 2012. Stock awards vested for the year ended December 31, 2012 are as follow:

Stock awards
Named executive officers	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Peter Harrington	—	$—
Juan J. Román	—	—
Philip E. Steurer	—	—
Miguel Vizcarrondo	—	—
Carlos J. Ramírez	—	—
Félix M. Villamil(1)	39,988	280,916

(1)	The value realized on vesting was calculated using the estimated market value of the underlying shares of EVERTEC, Inc. as of December 31, 2012.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide defined benefit pension benefits or non-qualified deferred compensation.

Potential Payments upon Termination or Change in Control

We do not have change-in-control agreements with our NEOs. Nevertheless, our NEO’s stock option agreements provide that in the event of a change in control of EVERTEC, LLC, any Tranche A stock options that have not become vested at the time of such change in control shall become vested on the first anniversary of such change in control. Also, in the event the NEO’s employment with the Company is terminated by the Company without “cause” (as defined below) or by the NEO for “good reason” (as defined below) prior to such first anniversary date, such Tranche A stock options shall automatically become vested prior to the date of such termination. For purposes of the NEO’s stock option agreement, a “change-in-control” is deemed to occur upon (1) the consummation of a sale of EVERTEC, Inc.; or (2) any transaction or series of related transactions in which Apollo Investment Fund VII, L.P., or any other investment fund or vehicle managed by Apollo Management or any of its affiliates, successors or assigns, sells at least 50% of the common stock of EVERTEC, Inc. directly or indirectly acquired by Apollo Investment Fund VII, L.P. and its affiliates and the investment funds and vehicles managed by Apollo Management or any of its affiliates, and at least 50% of the aggregate of all investments in shares of any EVERTEC, Inc. capital stock made by such entities on or after September 30, 2010, but excluding any common stock purchased on any securities exchange or national market system after an initial public offering or any investment originally made in a person other than EVERTEC, Inc. or one of its subsidiaries. However, any acquisition by Apollo Investment Fund VII, L.P., or any other investment fund or vehicle managed by Apollo Management or any of its affiliates, successors or assigns, or by Popular, EVERTEC, Inc., or any affiliate of any of them, will not be deemed to result in a change in control.

Potential Payments Upon Termination of Employment

Upon termination of employment for any reason, including death or disability, each of Messrs. Harrington, Román, Steurer, Vizcarrondo and Ramírez would be entitled to receive his accrued but unpaid salary, any unpaid bonus earned for any fiscal year ended before the date of termination, and unpaid expense reimbursements, and any vested payments or benefits to which he may be entitled under our benefit plans or applicable law. We refer to the NEOs entitlements in the preceding sentence collectively as our “Accrued Obligations.”

Upon termination by us without “cause” or resignation for “good reason” (both as defined below), in addition to the Accrued Obligations, Messrs. Vizcarrondo and Ramírez would be entitled to receive a lump sum severance payment pursuant to Puerto Rico’s Law 80 severance formula in force at signage date. Upon termination by us without cause or resignation for good reason, in addition to the Accrued Obligations, Mr. Román and Mr. Steurer would be entitled to receive a lump sum severance payment equal to one year’s base salary.

Upon termination by us without cause or resignation for good reason, in addition to the Accrued Obligations, Mr. Harrington would be entitled to receive a lump sum severance payment equal to the sum of the his annual base salary and maximum bonus.

If Mr. Román, Vizcarrondo or Ramírez were terminated by us without cause or he resigned for good reason after September 30 of any year, he would also be entitled to receive a prorated amount of his annual bonus for that year based on the number of days elapsed, referred to as a “Prorated Bonus.” If employment were terminated due to our non-extension of the employment agreement, the executive would be entitled to receive the Accrued Obligations, his Prorated Bonus, and a continuation of his base salary for six months.

For Mr. Harrington and Mr. Steurer, if employment were terminated due to our non-extension of the employment agreement, the executive would be entitled to receive the Accrued Obligations. The executive would be required to sign a separation agreement and general release of claims against us and our affiliates as a condition to his entitlement to receive any severance payment or salary continuation from us under his employment agreement.

Messrs. Harrington’s, Román’s, Steurer’s, Vizcarrondo’s and Ramírez’s employment agreements also would restrict them from (i) competing with us for twelve months following termination, (ii) soliciting any of our employees, customers or other business relations for twelve months following termination, and (iii) disparaging us at any time following termination.

The NEO employment agreements generally define “cause” as any of the following:

•	commission of a felony or a crime of moral turpitude;

•	engaging in conduct that constitutes fraud or embezzlement;

•	engaging in conduct that constitutes gross negligence or willful gross misconduct that results or could reasonably be expected to result in harm to our business or reputation;

•

breach of any material terms of employment, including the NEO’s employment agreement, which results or could reasonably be expected to result in harm to our business or reputation, if not cured (if curable) by the NEO within 15 days following his receipt of written notice from us;

•	continued willful failure to substantially perform the duties of his position, if not cured (if curable) by the executive within 15 days following the receipt of written notice from us; or

•	in the case of expatriates, failure to relocate the primary residence in Puerto Rico within six months following the effective date of the employment contract.

For purposes of his employment agreement the NEO would generally have “good reason” to terminate his employment if, without written consent, any of the following events occurred that are not cured by us within 30 days of written notice specifying the occurrence of such event, which notice must be given by the NEO to us within 30 days following his knowledge of the occurrence of the good reason event:

•	a material failure by us to fulfill our obligations under the employment agreement;

•	a material and adverse change to, or a material reduction of, the NEO’s duties and responsibilities to us;

•

a material reduction in the NEO’s base salary and target annual bonus (not including any reduction related to a broader compensation reduction that is not limited to the NEO specifically and that is no more than 10% in the aggregate);

•

other than with respect to Messrs. Harrington and Steurer, the relocation of the NEO’s primary office to a location more than 25 miles from the prior location that materially increases his commute to work; or

•	the failure of any successor to all or substantially all of EVERTEC’s assets to assume the NEO’s employment agreement.

Regardless of the circumstances pursuant to which NEOs terminate their employment with us, they are entitled to receive certain amounts earned during their employment.

The following table sets forth the compensation that each NEO would have been entitled to receive upon termination of employment, assuming termination of employment as of December 31, 2012.

Name and position	Severance payment	Other cash payments(2)	Accelerated vesting of outstanding option awards ($)(3)
Peter Harrington
President and CEO
Resignation without good reason/Termination with cause	$—	$—	$—
Resignation with good reason/Termination without cause(1)	750,000	—	1,639,171
Death or disability	—	—	—
Change in control	—	—	1,639,171

Juan J. Román
Executive Vice President and CFO
Resignation without good reason/Termination with cause	—	—	—
Resignation with good reason/Termination without cause(1)	375,000	281,250	730,600
Death or disability	—	—	—
Change in control	—	—	730,600

Philip E. Steurer
Executive Vice President and COO
Resignation without good reason/Termination with cause	—	—	—
Resignation with good reason/Termination without cause(1)	235,000	100,000	702,500
Death or disability	—	—	—
Change in control	—	—	702,500

Miguel Vizcarrondo
Executive Vice President,
Head of Merchant Acquiring Business and Payment Processing
Resignation without good reason/Termination with cause	—	—	—
Resignation with good reason/Termination without cause(1)	347,981	176,250	527,714
Death or disability	—	—	—
Change in control	—	—	527,714

Carlos J. Ramírez
Executive Vice President,
Head of Business Solutions
Resignation without good reason/Termination with cause	—	—	—
Resignation with good reason/Termination without cause(1)	524,231	176,250	656,781
Death or disability	—	—	—
Change in control	—	—	656,781

(1)	Mr. Harrington’s severance payment is an amount equal to his annual base salary and maximum bonus. Mr. Steurer’s and Mr. Román’s severance payments are equal to one year’s base salary. Mr. Vizcarrondo and Mr. Ramírez would receive severance calculated under Puerto Rico’s Law 80.

(2)	Other cash payment amounts include the equivalent of the annual bonus that the NEO would have been entitled to receive in respect of 2012 based on the determination of the EVERTEC, LLC Board, except for Mr. Harrington, that was included as severance payment based on his employment agreement.
(3)	Subject to the NEO’s Stock Option Agreement, the unvested Tranche A stock options shall become vested under certain circumstances as described above in the narrative “Potential Payments upon Termination or Change in Control.” Amounts reported are based on Tranche A unvested options and the ‘market value’ of EVERTEC, Inc.’s Class B Non-Voting Common Stock at December 31, 2012.

Directors Compensation in Fiscal Year 2012

The following table sets forth the compensation paid for the year ended December 31, 2012 to our directors for their service.

Name	Fees earned or paid in cash ($)	Stock awards	Option awards	Non-equity incentive plan compensation	Change in pension value and nonqualified deferred compensation earnings	All other compensation	Total
Marc E. Becker	$—	$—	$—	$—	$—	$—	$—
Jorge Junquera	—	—	—	—	—	—	—
Nathaniel J. Lipman(1)	45,000	—	—	—	—	—	45,000
Matthew H. Nord	—	—	—	—	—	—	—
Richard L. Carrión Rexach(2)	—	—	—	—	—	—	—
Néstor O. Rivera	—	—	—	—	—	—	—
Scott I. Ross	—	—	—	—	—	—	—
Thomas M. White	45,000	—	—	—	—	—	45,000

(1)	Mr. Lipman resigned as a director on April 11, 2013, effective immediately prior to the effectiveness of the registration statement filed with the SEC in connection with the initial public offering.
(2)	Mr. Carrión resigned as a director effective on June 30, 2013.

Until August 1, 2013, it was our Board’s policy that any director who was not also an employee of either (i) us or any of our subsidiaries, (ii) Popular or (iii) AGM received annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of the Board or Board committee that they attended in person, plus an additional $1,000 for each regular or special meeting of the Board or Board committee that they attended by teleconference.

For more details on our current policy, see “Related Party Transactions—Related Party Transactions After the Closing of the Merger—Director Arrangements”.

On August 7, 2013, we granted to two of our directors, Mr. Schumacher and Ms. Loubriel, 3,029 restricted stock units each under the 2013 Plan, in accordance with our independent directors compensation policy. On September 9, 2013, we granted to one of our directors, Mr. D’Angelo, 3,075 restricted stock units under the 2013 Plan, in accordance with our independent directors compensation policy. The restricted stock units vest fully on the first anniversary of the grant date, provided the holder is then providing services to the Company.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2012, compensation-related decisions with respect to our NEOs were made by our Board and the EVERTEC, LLC Board, the members of which include Messrs. Becker and Ross, each of whom is a partner and officer of certain affiliates of Apollo, which acquired an approximately 51% indirect ownership interest in us as part of the Merger. Other than Mr. Villamil, who served as EVERTEC, LLC’s President and CEO until February 22, 2012, none of our directors has ever been one of our officers or employees. During 2012 none of our directors had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2012, none of our executive officers served as a member of the compensation committee of another entity, any of whose executive officers served on our Board, and none of our executive officers served as a director of another entity, any of whose executive officers served on our Board. We account for equity compensation paid to our employees under ASC Topic 718, which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of September 12, 2013, and after giving effect to the offering (assuming that the underwriters do not exercise their option to purchase additional shares), for:

•	the selling stockholders;

•	each other person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis; and

•	each of our directors as of September 12, 2013, each of the named executive officers in the Summary Compensation Table and all of our current executive officers and directors as a group.

The percentage of ownership indicated before and after this offering is based on 81,909,582 shares of common stock outstanding on September 12, 2013.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote and in the next paragraph, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

As described in more detail under “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement,” Apollo and Popular have agreed to act together to vote for the election of each of their director nominees and the management director to the Board and are deemed a “group” under the rules of the SEC. Upon the closing of this offering, Apollo and Popular, as a group, will own, in the aggregate, approximately 36.2% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock from Apollo. As a result, we will no longer qualify as a “controlled company” within the meaning of applicable corporate governance standards of the NYSE. See “Management.” “See “Management,” “Certain Relationships and Related Party Transactions,” “Description of Capital Stock,” and “Underwriting (Conflicts of Interest)” for additional information regarding the material relationships we have with the selling stockholders in this offering”.

	Shares Beneficially Owned Before the Offering		Number of Shares to be Sold in the Offering	Shares Beneficially Owned After the Offering		Maximum Number of Shares to be Sold if Option to Purchase Additional Shares is Exercised in Full	Shares Beneficially Owned After the Offering if the Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
AP Carib Holdings, Ltd.(1)	23,014,502	28.1%	10,808,759	12,205,743	14.9%	13,808,759	9,205,743	11.2%
Popular, Inc.(2)	26,511,803	32.4%	9,057,000	17,454,803	21.3%	9,057,000	17,454,803	21.3%
Peter Harrington(3)	380,988	*	—	380,988	*	—	380,988	*
Juan J. Román(4)	270,753	*	—	270,753	*	—	270,753	*
Philip E. Steurer(5)	172,283	*	—	172,283	*	—	172,283	*
Carlos Ramírez(6)	336,440	*	30,000	306,440	*	30,000	306,440	*
Miguel Vizcarrondo(7)	274,045	*	—	274,045	*	—	274,045	*
Félix M. Villamil(8)	284,062	*	—	284,062	*	—	284,062	*
Marc E. Becker(9)	—	*	—	—	*	—	—	*
Frank G. D’Angelo(10)	—	*	—	—	*	—	—	*
Jorge Junquera(11)	—	*	—	—	*	—	—	*
Alan H. Schumacher(12)	—	*	—	—	*	—	—	*
Matthew H. Nord(9)	—	*	—	—	*	—	—	*
Teresita Loubriel(12)	—	*	—	—	*	—	—	*
Néstor O. Rivera(11)	—	*	—	—	*	—	—	*
Scott I. Ross(9)	—	*	—	—	*	—	—	*
Directors and executive officers as a group (13 persons)(13)	1,434,509	1.7%	30,000	1,404,509	1.7%	30,000	1,404,509	1.7%
Other selling stockholders:
Jorge R. Hernández González(14)	256,352	*	23,297	233,055	*	23,297	233,055	*
Luis Cabrera Marin(15)	229,886	*	20,911	208,975	*	20,911	208,975	*
Ramón Luis Meléndez(16)	199,438	*	18,386	181,052	*	18,386	181,052	*
All other selling stockholders as a group(17)	453,249	*	41,647	411,602	*	41,647	411,602	*

*	Less than one percent.
(1)	Reflects shares of common stock owned of record by AP Carib Holdings, Ltd. AIF VII Euro Holdings, L.P. (“Euro Holdings”) is the sole shareholder of AP Carib Holdings, Ltd. Apollo Management VII, L.P. is the sole director of AP Carib Holdings, Ltd. and the manager of Euro Holdings. AIF VII Management, LLC (“AIF VII”) is the general partner of Apollo Management VII, L.P. Apollo Management, L.P. is the sole member and manager of AIF VII, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management, L.P. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”) is the general partner of Euro Holdings and Apollo Advisors VII (EH-GP) Ltd. (“Advisors VII (EH-GP)”) is the general partner of Advisors VII (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VII (EH-GP) and Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control over the shares of our common stock held by AP Carib Holdings, Ltd. The number of shares reflected in the table above as beneficially owned by AP Carib Holdings, Ltd. does not include shares held by Popular that are subject to the terms of the Stockholder Agreement pursuant to which, among other things, Apollo and Popular have agreed to act together to vote for the election of each of their director nominees to the Board (as described in more detail under “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement).”

The address of each of AP Carib Holdings, Ltd, Euro Holdings, Advisors VII (EH), Advisors VII (EH-GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005 Cayman Islands. The address of each of Apollo Management VII, L.P., AIF VII, Apollo Management, L.P., Management GP, Management Holdings, Management Holdings GP and Messrs. Black, Harris and Rowan is 9 West 57th St., 43rd Floor, New York, New York 10019.

(2)

Represents shares of common stock owned of record by Popular, Popular disclaims beneficial ownership of all shares of common stock held of record or beneficially owned by it except to the extent of its pecuniary interest therein. The address of Popular is 209 Muñoz

Rivera Avenue, Hato Rey, Puerto Rico 00918. The number of shares reflected in the table above as beneficially owned by Popular does not include shares held by AP Carib Holdings, Ltd. that are subject to the terms of the Stockholder Agreement pursuant to which, among other things, Apollo and Popular have agreed to act together to vote for the election of each of their director nominees to the Board (as described in more detail under “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement).”
(3)	Does not include 186,666 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof.
(4)	Does not include 78,000 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof.
(5)	Includes 20,000 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days. Does not include 80,000 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof.
(6)	Includes 31,164 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days. Does not include 62,328 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof.
(7)	Includes 25,040 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days. Does not include 50,078 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof.
(8)	Includes 38,995 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days.
(9)	Messrs. Becker, Nord and Ross are each principals and officers of certain affiliates of Apollo. Although each of Messrs. Becker, Nord and Ross, may be deemed to be the beneficial owner of shares beneficially owned by Apollo, each of them disclaims beneficial ownership of any such shares.
(10)	Shares beneficially owned by Mr. D’Angelo do not include 3,075 shares of common stock issuable upon the settlement of restricted stock units held by Mr. D’Angelo that are scheduled to vest on September 9, 2014 provided the holder is then providing services to the Company.
(11)	Messrs. Junquera and Rivera are each officers and/or directors of Popular. Although each of Messrs. Junquera and Rivera may be deemed to be the beneficial owner of shares beneficially owned by Popular, each of them disclaims beneficial ownership of any such shares.
(12)	Shares beneficially owned by Mr. Schumacher and Ms. Loubriel do not include 3,029 shares of common stock issuable upon the settlement of restricted stock units held by each of Mr. Schumacher and Ms. Loubriel that are scheduled to vest on August 7, 2014 provided the holder is then providing services to the Company.
(13)	Includes 76,204 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days. Does not include 457,072 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof.
(14)	Includes 23,374 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days. Does not include 46,744 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof. Mr. Hernández is an employee of the Company.
(15)	Includes 20,776 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days. Does not include 41,552 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof. Mr. Cabrera is an employee of the Company.
(16)	Includes 15,582 shares of common stock issuable upon the exercise of Tranche A stock options which have vested or will vest within 60 days. Does not include 31,164 shares of common stock issuable upon the exercise of Tranche A stock options that will remain subject to vesting 60 days after the date hereof. Mr. Meléndez is an employee of the Company.
(17)	Shares shown in the table include shares owned by the selling stockholders other than those named in the table that in the aggregate beneficially own less than 1.0% of our common stock as of the date hereof, each of whom is a current or former employee of the Company. Includes an aggregate of 52,590 shares of common stock issuable upon the exercise of Tranche A stock options held by such selling stockholders which have vested or will vest within 60 days. Does not include an aggregate of 74,016 shares of common stock issuable upon the exercise of Tranche A stock options held by such selling stockholders that will remain subject to vesting 60 days after the date hereof.

Securities Authorized for Issuance Under Equity Compensation Plans

On September 30, 2010, the board of directors of Holdings adopted the 2010 Plan. Holdings reserved 5,843,208 shares of its Class B Non-Voting Common Stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the Plan. On April 17, 2012, in connection with the Reorganization, the Company assumed the 2010 Plan and all of the outstanding equity awards issued thereunder or subject thereto. As a result, each of the then outstanding stock options to purchase shares of Holdings’ Class B Non-Voting Common Stock became a stock option to purchase the same number and class of shares of the Company’s Class B Non-Voting Common Stock, in each case on the same terms (including exercise price) as the original stock option. In connection with our initial public offering in April 2013, all of the outstanding shares of the Company’s Class B Non-Voting Common Stock and stock options to purchase shares of the Company’s Class B Non-Voting Common Stock were converted into and deemed exercisable for, respectively, shares of our common stock on a one-to-one basis. Similarly, each of the then outstanding shares of restricted stock of Holdings was converted into the same number of shares of restricted stock of the Company.

In connection with our initial public offering, we adopted the 2013 Plan and reserved 5,956,882 shares of our Common Stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards. We have filed a Form S-8 under the Securities Act covering 12,089,382 shares of our common stock reserved for issuance under the Equity Plans and certain options and restricted stock granted outside of the Equity Plans but subject to the terms and conditions of the 2010 Plan.

For additional discussion of our equity compensation, including the 2010 Plan, see “Management—Executive Compensation” and Note 14 of the Notes to Audited Consolidated Financial Statements included elsewhere in this prospectus.

The table below summarizes the equity issuances under the 2010 Plan as of December 31, 2012.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	—		—	—
Equity compensation plans not approved by security holders	5,177,582	(1)	$2.06	665,626

(1)	Includes 100,000 stock options that were not granted under the 2010 Plan, but are subject to certain terms of the 2010 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions in Connection with the Closing of the Merger

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part.

Popular agreed, subject to the limitations contained in the Merger Agreement, to indemnify Apollo and its affiliates and certain related parties for breaches of representations, warranties and covenants made by Popular, as well as for certain other specified matters. Apollo and EVERTEC, LLC have agreed, subject to the limitations contained in the Merger Agreement, to indemnify Popular and its affiliates and certain related parties for breaches of representations, warranties and covenants made by Apollo and EVERTEC, LLC. Generally, the indemnification obligations of each party with respect to claims for breaches of representations and warranties (1) expired on April 1, 2012, subject to certain exceptions providing for longer or indefinite survival periods, (2) are not effective until the aggregate amount of losses suffered by the indemnified parties exceeds $5.0 million and (3) are limited to $100.0 million of recovery. In addition, EVERTEC, LLC has agreed, subject to the limitations contained in the Merger Agreement, to indemnify Popular and its affiliates and certain related parties for breaches of certain EVERTEC, LLC’s post-closing covenants, EVERTEC, LLC and its subsidiaries liabilities and certain losses arising from EVERTEC, LLC’s assets and employees. In addition to customary covenants for an agreement of this nature, Popular and Apollo have provided certain non-compete covenants and Popular has provided certain non-solicitation covenants in favor of EVERTEC.

On July 31, 2013, in connection with Popular’s sale of the business conducted by Tranred, Apollo, Popular and EVERTEC, LLC amended the Merger Agreement in order to, among other things, limit the scope of certain of Popular’s indemnification obligations with respect to Tranred and the operation of its business to losses arising out of or related to the ownership, conduct and operation of such business on or prior to July 31, 2013.

In addition to the Merger Agreement, the parties entered into a number of ancillary agreements, including those described below. Each of the agreements described below were entered into at the closing of the Merger and were the product of extensive arms-length negotiations between Apollo and Popular (two unrelated third parties) prior to the consummation of the Merger in which Apollo became the 51%-controlling stockholder of EVERTEC. Each of these agreements, including the Master Services Agreement, was negotiated on an arms-length basis, are comparable to those that the Company could have obtained in a transaction with an unrelated third party and are on terms that are no more or less favorable in the aggregate to the Company than terms that exist, where applicable, between the Company and unrelated third party customers of similar size and scale as Popular.

Master Services Agreement

We historically provided various processing and IT services to Popular and its subsidiaries pursuant to a master services agreement among us, Popular and certain of Popular’s subsidiaries.

At the closing of the Merger, we amended and restated the current master services agreement. Under the Master Services Agreement, Popular and Banco Popular agreed to, and caused their respective subsidiaries to, receive the services covered by the Master Services Agreement, including certain changes, modifications, enhancements or upgrades to such covered services, on an exclusive basis from us. In exchange for the services, Popular, Banco Popular and their respective subsidiaries initially pay amounts that are set forth in a price list incorporated into the Master Services Agreement, which is generally based on the historical pricing practices among the parties. The parties agreed to review the service fees on an ongoing basis and may change such fees upon mutual agreement. Following the second anniversary of the date of the Master Services Agreement, such service fees will be adjusted annually to reflect changes in the consumer price index, provided that any such fee adjustment may not exceed 5% per year. The Master Services Agreement provides that it is the intent of the parties to such agreement that the fees we charge to any “banking affiliate” under the Master Services Agreement will be in compliance with applicable laws, and, in order to ensure such compliance, the parties agreed to periodically review such fees to ensure that they represent and remain at levels consistent with the market terms that such banking affiliate would pay to an independent third party for providing similar services. The Master Services Agreement provides that when performing such review, the parties will pay particular attention to any available information on comparable market terms for similar services, and will evaluate and take into consideration the contracting terms and our performance of the services under the Master Services Agreement. The Master Services Agreement defines “banking affiliate” as any banking institution (including its subsidiaries) that is our affiliate for purposes of Section 23A and Section 23B of the Federal Reserve Act and Regulation W of the Federal Reserve Board. Currently, Banco Popular, BPNA and their subsidiaries are our affiliates for purposes of Section 23A and Section 23B of the Federal Reserve Act and Regulation W of the Federal Reserve Board.

In addition, Popular, Banco Popular and their respective subsidiaries agreed to grant us a right of first refusal to (1) provide our services to support Popular, Banco Popular and their respective subsidiaries’ implementation of any development, maintenance, enhancement or modification of any services provided by us under the Master Services Agreement; (2) create or offer certain new services or products that Popular, Banco Popular or one of their respective subsidiaries determine to offer to their customers; or (3) provide certain core bank processing and credit card processing services that are currently provided by third parties to certain subsidiaries of Popular, if Popular and Banco Popular and their respective subsidiaries determine to extend or renew these services, which are currently provided by third parties. We agreed to grant Popular, Banco Popular and their respective subsidiaries a right of first refusal to purchase any new service or product created or developed by us internally or by a third party, unless the service or product was created or developed by, or at the specific request of, a client other than Popular, Banco Popular and their respective subsidiaries.

We agreed under the Master Services Agreement that we will not compete with Popular, Banco Popular and their respective subsidiaries in offering, providing or marketing certain payment processing services that are currently offered by Popular, Banco Popular and their respective subsidiaries to certain identified customers of Popular, Banco Popular and their respective subsidiaries. Popular, Banco Popular and their subsidiaries agreed not to hire or solicit any of our employees, subject to customary carve-outs. The Master Services Agreement also contained a non-circumvention covenant, which is intended to prohibit us on the one hand, and Popular, Banco Popular and their subsidiaries on the other hand, from engaging in certain actions designed or intended to divert customers from the other.

Except for cases of our gross negligence or willful misconduct, our liability for breach under the Master Services Agreement is limited to the amount paid for such services under the Master Services Agreement. Under certain circumstances, breaches with respect to certain services result only in service credits accruing to Popular, Banco Popular and their respective subsidiaries in lieu of the payment of monetary damages.

The Master Services Agreement provides for a 15-year term which commenced upon the closing of the Merger (subject to our option to extend such term by an additional three years upon a “Popular parties change of control” (as defined in the Master Services Agreement) of Popular or Banco Popular). After the initial term, the Master Services Agreement will renew automatically for successive 3-year periods, unless a party gives written notice of non-renewal to the other parties not less than 1 year prior to the relevant renewal date. The Master Services Agreement provides for termination by a party (1) for the other party’s breach of the agreement that results in a material adverse effect on the terminating party that continues for more than 90 days, (2) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (3) for a prohibited assignment of the Master Services Agreement by the other party. In addition, Popular and Banco Popular are permitted to terminate the Master Services Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC (an “EVERTEC change of control” as defined in the Master Services Agreement), unless (1) the acquirer is identified to Popular and Banco

Popular at least 30 business days prior to the proposed EVERTEC change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) we (or our successor, as applicable) will be solvent (as defined in the Master Services Agreement) after the proposed EVERTEC change of control and (4) following the EVERTEC change of control, we (or our successor, as applicable) will be capable of providing the services under the Master Services Agreement at the level of service that is required under the Master Services Agreement. This offering will not constitute an EVERTEC change of control as defined in each of the Master Services Agreement, Technology Agreement, ATH Network Participation Agreement, ATH Support Agreement, ISO Agreement, Ticketpop Services Agreement and Virgin Island Services Agreement.

We agreed to provide certain transition assistance to Popular, Banco Popular and their respective subsidiaries in connection with (1) the termination of the Master Services Agreement, (2) the termination of a particular service provided by us under the Master Services Agreement or (3) a release event under the Technology Agreement (as described below).

For the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013, we recorded revenue of approximately $151.4 million, $147.1 million, $142.3 million and $82.3 million, respectively, from Popular, Banco Popular and their respective subsidiaries under the Master Services Agreement. The revenues attributable under the MSA are primarily (i) transaction-based fees, which depend on factors such as number of accounts or transactions processed and typically consist of a fee per transaction or item processed, a percentage of dollar volume processed or a fee per account on file, or some combination thereof and (ii) fixed fees per month or based on time and expenses incurred. The transaction-based fees and monthly fixed fees paid by Popular are consistent with the fees charged by the Company to its other banking clients for comparable services. Individual pricing terms charged to Popular and our other banking clients may vary based on volume and/or to the extent the service provided is customized to fit the particular customer need. As discussed above, the Master Services Agreement was negotiated on an arms-length basis by Apollo and Popular in connection with the Merger, is on terms that are comparable to those that the Company could have obtained in a transaction with an unrelated third party and such terms are no more or less favorable in the aggregate to the Company than terms that exist, where applicable, between the Company and unrelated third party customers of similar size and scale as Popular.

Technology Agreement

At the closing of the Merger, we and Popular entered into a Technology Agreement, pursuant to which we deposited certain proprietary software, technology and other assets into escrow. According to the Technology Agreement we must continue to make deposits on a semi-annual basis during the term of the Master Services Agreement and the term of any transition period under the Master Services Agreement. As specified in the Technology Agreement, Popular has the right and option, upon the occurrence of certain release events, to obtain the release of part, and upon the occurrence of other release events, all of the materials deposited into escrow. Upon the occurrence of any release event, Popular will also have the option to elect to exercise its rights under a license granted by us to Popular to use and otherwise exploit all or any part of the released materials for the term (perpetual or term-limited) specified by Popular. We and Popular will negotiate the fair market value of the rights elected by Popular upon the release of the escrow.

Popular is permitted to terminate the Technology Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC (an “EVERTEC change of control” as defined in the Technology Agreement), unless the acquirer (1) is identified to Popular at least 30 business days prior to the proposed EVERTEC change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be solvent (as defined in the Technology Agreement) after the proposed EVERTEC change of control and (4) following the EVERTEC change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the Technology Agreement.

ATH Network Participation Agreement

We historically gave Banco Popular access to the ATH network pursuant to an ATH network participation agreement between us and Banco Popular. At the closing of the Merger, we amended and restated the current ATH network participation agreement (as amended and restated, the “ATH Network Participation Agreement”). Under the ATH Network Participation Agreement, we (1) give Banco Popular access to the ATH network by providing various services, including by connecting Banco Popular’s ATMs to the ATH network, monitoring Banco Popular’s ATMs, agreeing to forward transactions from connected terminals to the participant of the ATH network and settling transactions among ATH network participants from all POS and ATM terminals on a daily basis (collectively, the “ATH Network Services”) and (2) grant to Banco Popular a non-exclusive, non-transferable, limited, royalty free license to use the ATH logo and the ATH word mark and any other trademarks or service marks used by us in connection with the ATH network (collectively, the “ATH Mark”) within the U.S. territories, Puerto Rico, and any other country where the ATH Mark is registered or subject to registration.

The ATH Network Participation Agreement provides for a 15-year term which commenced upon the closing of the Merger (subject to our option to extend such term by an additional three years upon a change of control (as defined in the ATH Network Participation Agreement) of Banco Popular). After the initial term, the ATH Network Participation Agreement will renew automatically for successive 3-year periods, unless a party gives written notice to the other party not less than 1 year prior to the relevant renewal date. The ATH Network Participation Agreement provides for termination (1) by us if Banco Popular commits a material breach, which includes, but is not limited to (a) any activities or actions of Banco Popular which reflect adversely on our business reputation, any participant in the ATH network or the ATH network or (b) any breach of the license described above, (2) by Banco Popular, if we commit a breach or series of breaches that results in a material adverse effect on Banco Popular or (3) by either party (a) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (b) for a prohibited assignment of the ATH Network Participation Agreement by the other party. In addition, Banco Popular is permitted to terminate the ATH Network Participation Agreement up to 30 days following the occurrence a change of control of EVERTEC, LLC (an “EVERTEC change of control” as defined in the ATH Network Participation Agreement), unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed EVERTEC change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be solvent (as defined in the ATH Network Participation Agreement) after the proposed EVERTEC change of control and (4) following the EVERTEC change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the ATH Network Participation Agreement.

Banco Popular also agreed to grant us a right of first refusal with respect to any development, maintenance or other technology project related to the ATH Network Services and will agree to exclusively use us to provide the ATH Network Services throughout the term of the ATH Network Participation Agreement.

For the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013 we recorded revenue of approximately $13.9 million, $13.6 million, $21.3 million and $7.2 million, respectively, from Banco Popular under the ATH Network Participation Agreement.

ATH Support Agreement

We and Banco Popular entered into the ATH Support Agreement at the closing of the Merger pursuant to which Banco Popular agreed to support the ATH brand by (1) supporting, promoting and marketing the ATH network and brand and debit cards bearing the symbol of the ATH network, either exclusively or with the symbol of another credit card association and (2) issuing in each successive twelve month period at least a set minimum number of debit cards exclusively bearing the symbol of the ATH network (“ATH Debit Cards”). Banco Popular is not responsible for any failure to issue at least the required minimum number of ATH Debit Cards under the ATH Support Agreement during any twelve month period if as a result of factors outside of Banco Popular’s control there is a change in demand for debit cards (including a reduction in the demand for ATH Debit Cards), an increase in demand for debit cards bearing the symbol of the ATH network and the symbol of another credit card association (“Dual Branded Debit Cards”) or the development of new payment technologies in the market that result in a decrease in demand for debit cards (including a reduction in demand for ATH Debit Cards). Banco Popular also agreed not to, and will not create incentives for its or its affiliates’ personnel to, promote, support or market (1) debit cards other than ATH Debit Cards or Dual Branded Debit Cards or (2) credit cards in a manner targeted to negatively impact the issuance of ATH Debit Cards and Dual Branded Debit Cards. The ATH Support Agreement terminates upon the earlier of 15 years after the date of the closing of the Merger or the termination of the Master Services Agreement.

Banco Popular agreed that, during the term of the ATH Support Agreement, it may not directly or indirectly enter into any agreement with another card association to issue Dual Branded Debit Cards without our prior written consent. Under the ATH Support Agreement, if Banco Popular desires to enter into such an agreement, it will consult with us and provide documentation and other support requested by us to demonstrate that Banco Popular’s entry into the agreement will have a direct economic benefit to us. We will then be required to make a good faith determination based on such documentation and support whether to consent to Banco Popular’s entry into the agreement.

Banco Popular is permitted to terminate the ATH Support Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC (an “EVERTEC change of control” as defined in the ATH Support Agreement), unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed EVERTEC change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be solvent (as defined in the ATH Support Agreement) after the proposed EVERTEC change of control and (4) following the EVERTEC change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the ATH Support Agreement.

Independent Sales Organization Sponsorship and Service Agreement

At the closing of the Merger, we amended and restated an interim ISO Agreement previously entered into with Banco Popular (as amended and restated, the “ISO Agreement”). Under the ISO Agreement, Banco Popular sponsors us as an independent sales organization with respect to certain credit card associations and we provide various services including, among other things, the payment processing services to merchants (“Merchant Services”), the signing up and underwriting of merchants to accept such Merchant Services and the sale of various products related to the Merchant Services. This agreement also provides that the parties will establish the fees to be paid by EVERTEC, LLC to Banco Popular for the fraud monitoring services provided by Banco Popular. The term of the ISO Agreement will continue until December 31, 2025 and thereafter will be automatically renewed for successive three year periods unless written notice of non-renewal is given at least one year in advance by either party.

Pursuant to the ISO Agreement, Banco Popular is the acquiring member with respect to the credit card associations covered by the ISO Agreement for anyone in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands. However, if Banco Popular is unable (for any reason other than a merchants’ refusal to enter into a merchant agreement with Banco Popular through no fault of Banco Popular) or unwilling to act as the acquiring member for any merchant, we may enter into an agreement with another financial institution to serve as the sponsoring bank with respect to such person. However, in order to use another financial institution as the sponsoring bank with respect to any merchant, we must make a good faith determination that the provision of Merchant Services to the merchant does not pose an unreasonable financial, regulatory or reputational risk to us or Banco Popular.

Additionally, pursuant to the ISO Agreement, Banco Popular agreed to exclusively refer to us any merchant that inquires about, requests or otherwise evidences interest in the Merchant Services. Banco Popular will receive a referral fee for each merchant referred that subsequently agrees to receive Merchant Services from us. We also agreed under the ISO Agreement to refer to Banco Popular any merchant doing business in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands that inquires about, requests or otherwise evidences interest in banking services or products. Banco Popular also agreed to make monthly payments to EVERTEC, LLC as a means of subsidizing certain Merchant Services provided by EVERTEC, LLC on less than favorable terms in connection with two existing customer relationships that are favorable to Popular and its affiliates as a whole. These subsidies were historically reflected in an agreement between the Merchant Acquiring business and Banco Popular. The monthly payments with respect to one customer will continue until the earlier of February 29, 2012 and the date on which the underlying customer contract expires or is terminated. The monthly payments with respect to a second customer will continue until either Banco Popular or EVERTEC, LLC gives 30 days prior written notice to the other party of its desire to terminate the arrangement.

During the term of the ISO Agreement and for one year following the termination of the ISO Agreement for any reason, Banco Popular may not and may not cause any independent sales organization sponsored by Banco Popular to solicit any merchant receiving Merchant Services from us to receive such services instead from another independent sales organization. This non-solicitation restriction does not apply, however, to (1) any banking customer of Banco Popular to which we are unable or unwilling to provide Merchant Services and (2) to any merchant with respect to the solicitation by Banco Popular to provide banking services and products.

Banco Popular is permitted to terminate the ISO Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC (an “EVERTEC change of control” as defined in the ISO Agreement), unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed EVERTEC change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be solvent (as defined in the ISO Agreement) after the proposed EVERTEC change of control and (4) following the EVERTEC change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the ISO Agreement.

Cash Depot Subcontract

We provide certain cash depot services (the “Cash Depot Services”) as a subcontractor of Banco Popular to depository institutions doing business in Puerto Rico and the U.S. Virgin Islands pursuant to a subcontract between us and Banco Popular (the “Subcontract”). However, we do not make any payments to, or receive any payments from, Banco Popular under the Subcontract (although we are required under the Subcontract to reimburse Banco Popular for any costs they may incur under the Cash Depot Agreement). Instead, we bill the Puerto Rico Bankers Association (“PRBA”), who pays us directly and the PRBA then separately invoices those depository institutions that use the Cash Depot Services. In order to use the Cash Depot Services, depository institutions must apply through, and be approved by, the quasi-government organization who holds the prime contract with Banco Popular and the PRBA (the “Cash Depot Agreement”) and who ultimately decides who can provide the Cash Depot Services and who has the right to terminate the services as further described below. Banco Popular is one of the 21 depository institutions that receive services from us under the Subcontract, on the same terms and conditions as the other participants, and Banco Popular pays the PRBA for those services.

The Subcontract is effective for so long as the Cash Depot Agreement is in effect. Under the terms of the Subcontract, either party may terminate the subcontract prior to the expiration of the Subcontract by giving the other party advance notice. However, under the Merger Agreement, Popular agreed that until the termination of the ISO Agreement, the Master Services Agreement or the assignment of the Cash Depot Agreement, Popular will cause Banco Popular to not terminate the Cash Depot Agreement or take any action that would deprive us of the economic benefit that we derive from the Cash Depot Agreement. In addition, the quasi-government organization that is a party to the Cash Depot Agreement may terminate the Cash Depot Agreement and thereby cause the termination of the Subcontract upon advance notice or upon the occurrence of certain triggering events, one of which is a material change in the ownership, management and/or operations of Banco Popular and/or EVERTEC. The quasi-government organization that is a party to the Cash Depot Agreement waived the triggering event that would have arisen in connection with the Merger. In addition, we have received confirmation from the quasi-government organization that is a party to the Cash Depot Agreement that the consummation of this offering, including related transactions, will not be a triggering event under the Cash Depot Agreement. Furthermore, the quasi-government organization confirmed that future issuances and/or transfers of stock of the Company would not constitute a triggering event so long as such transaction or series of related transaction does not result in a person or group of persons acting in concert (i) acquiring beneficial ownership of 25% or more of the Company’s common stock or (ii) acquiring 25% or more of the voting power of the Company’s equity securities.

For the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013, we recorded revenue of approximately $1.5 million, $1.4 million, $1.6 million and $0.8 million, respectively, under this subcontract.

Ticketpop Services Agreement

At the closing of the Merger, we amended an interim Ticketpop Services Agreement previously entered into with Banco Popular (as amended, the “Ticketpop Services Agreement”). Under the Ticketpop Services Agreement, customers that purchase event tickets through the Ticketpop internet-based ticket sales and processing that is operated by us were able to obtain printed tickets and make payment for such tickets from Banco Popular tellers and dispensing machines located at certain Banco Popular branches (“Outlet Services”). In addition, Banco Popular made available its “Telebanco” call and phone assistance center to receive and attend to telephone calls related to the Ticketpop services (“Call Center Services”).

The original term of the Ticketpop Services Agreement was five years following the closing of the Merger with automatic renewals for successive one year periods unless written notice of non-renewal is given at least 30 days in advance by either party. The Ticketpop Services Agreement provided for termination by (1) us at any time upon giving at least 30 days advance written notice and (2) Banco Popular in the event we (a) commit a material breach of the Ticketpop Services Agreement and fail to cure such breach and/or (b) fail to pay a material amount of undisputed invoiced amounts. In addition, Banco Popular is permitted to terminate the Ticketpop Services Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC (an “EVERTEC change of control” as defined in the Ticketpop Services Agreement), unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed EVERTEC change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be solvent (as defined in the Ticketpop Services Agreement) after the proposed EVERTEC change of control and (4) following the EVERTEC change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the Ticketpop Services Agreement.

On February 3, 2011, we notified Banco Popular of our intent to terminate the portion of the Ticketpop Services Agreement related to Outlet Services because on even date, we entered into a new agreement with an unaffiliated third party to provide these services. On November 15, 2011, we terminated the remaining portion of the Ticketpop Services Agreement because we began performing Call Center Services in house. Accordingly, the Ticketpop Services Agreement has been terminated in its entirety.

For the years ended December 31, 2011 and 2010, we paid approximately $0.3 million and $0.4 million, respectively, to Banco Popular under the Ticketpop Services Agreement.

Transition Services Agreement

In connection with the Merger, we entered into a transition services agreement with Popular pursuant to which Popular, or an affiliate of Popular, provides certain services to us for different periods of time generally not exceeding 12 months from the closing of the Merger. These services include access and use of SAP and Hyperion systems and other IT services, access to the employee activity center in the Cupey Center, payroll accounting and processing, comptroller function services. Some of the services were historically provided by third-party vendors who have agreed to continue to provide such services for the duration of the transition. Popular agreed to use its reasonable best efforts to obtain consents of such third-party vendors to provide such services for the agreed-upon duration, or obtain substantially similar services from other sources on substantially similar terms and conditions. Popular bears the cost of obtaining such consents. Popular also provides certain transition support to us in connection with the termination of the transition services agreement.

The Transition Services Agreement was amended on September 28, 2011 and January 31, 2012, in each case, to reduce the number of services provided by Popular to EVERTEC, LLC. Currently, the Transition Services Agreement requires Popular to provide only one service to EVERTEC, LLC for approximately $5,000 per month.

For the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013, we paid approximately $62,000, $0.2 million, $78,000 and $34,000, respectively, to Popular under the Transition Services Agreement.

Amended Leases

In connection with the Merger, we and Banco Popular entered into the Third Amendment to the Master Lease Agreement governing the premises leased by us at the Cupey Center for use as its headquarters. As amended, the initial term of the lease expires on March 31, 2015, but can be renewed at our option for up to four additional five-year terms. The annual rent under the lease is approximately $5.3 million (including estimated operating expenses). We have a right of first refusal over substantially all of the leased premises in the event that Banco Popular desires to sell the property.

We and Banco Popular also entered into the Third Amendment to the Sublease Agreement governing the premises subleased by us at the Tres Monjitas property for use as a backup data site. The sublease expired on October 23, 2012. The annual rent under the sublease was approximately $0.4 million.

Consulting Agreements

In connection with the Merger, Holdings and EVERTEC, LLC entered into consulting agreements with each of Apollo Management and Popular (each, a “Holdings consultant”) pursuant to which Holdings and EVERTEC, LLC receive certain advisory services from each Holdings consultant. Each consulting agreement terminates on the earlier of (1) the twelfth anniversary of the date of the consulting agreement, (2) the time at which the applicable Holdings consultant and its affiliates own equity interests in both Holdings and EVERTEC, LLC, in each case in an aggregate amount less than 5% of the then outstanding equity interests of such entity and (3) such earlier date as is mutually agreed upon by Holdings, EVERTEC, LLC and the applicable Holdings consultant. As consideration for agreeing to render the services set forth in the consulting agreement, Holdings will pay (1) an annual fee to Apollo Management equal to the product of 0.51 multiplied by the greater of (a) $2.0 million and (b) 2% of the combined EBITDA of EVERTEC, LLC and its subsidiaries for the immediately preceding year, and (2) an annual fee to Popular equal to the product of 0.49 multiplied by the greater of (a) $2.0 million and (b) 2% of the combined EBITDA of EVERTEC, LLC and its subsidiaries for the immediately preceding year. In addition, upon the consummation of the Merger, Holdings paid an aggregate transaction fee of $18.0 million to the Holdings consultants, 51% of which is payable to Apollo Management and 49% of which is payable to Popular, which was the entire amount paid to the Holdings consultants for the year ended December 31, 2010. The consulting agreements also provide for reimbursement by Holdings of certain expenses of the Holdings consultants incurred in connection with the performance of the Holdings consultants obligations under the consulting agreements.

For the years ended December 31, 2012 and 2011, and the six months ended June 30, 2013 (excluding the termination fee described below), Holdings paid $1.9 million, $2.0 million and $1.9, respectively, to Apollo Management and $1.5 million, $1.2 million and $1.7, respectively, to Popular under the consulting agreements.

On April 17, 2013, in connection with our initial public offering, EVERTEC entered into a termination agreement with Holdings, EVERTEC, LLC and Popular and a termination agreement with Holdings, EVERTEC, LLC and Apollo Management that terminated the above-referenced consulting agreements. The consulting agreements were terminated in their entirety upon payment of termination fees of approximately $8.5 million to Apollo Management and $8.2 million to Popular, in each case plus any unreimbursed expenses payable in accordance with the terms of the termination agreements.

Venezuela Transition Services Agreement

In connection with the transfer of Tranred (then known as EVERTEC Venezuela) and the assignment of all the assets and liabilities related to Tranred’s business, we entered into a transition services agreement with Popular and Tranred (as amended, the “Venezuela Transition Services Agreement”) pursuant to which we agreed to provide certain services to Tranred for approximately 12 months from the closing of the Merger. These services include the operation of certain transaction authorization and credit card processing applications on behalf of Tranred and certain IT professional services, including maintenance services, relating to various accounting and back-office applications. Popular and Tranred were responsible for obtaining any consents or licenses that we may need in order to provide the transition services. In addition, under the terms of the Venezuela Transition Services Agreement, we may terminate the agreement or cease providing any service if (1) upon a change of control of EVERTEC Venezuela (an “EVE-VEN change of control” as defined in the Venezuela Transition Services Agreement), the acquirer, or resulting entity, is not reasonably acceptable to us or (2) EVERTEC Venezuela, Popular or any of their affiliates, (a) violate certain international trade laws or (b) engage in any conduct, or otherwise use the transition services in a manner that we reasonably believe would cause us, Holdings, any holder of any equity interest in Holdings or any of their affiliates to violate any applicable law or any agreement or undertaking to which EVERTEC, LLC, Holdings or any of their affiliates is a party or is bound. In addition, Tranred and Popular agreed to indemnify us and our affiliates and other related parties for, among other things, certain losses related to any material breach by Popular and Tranred of the Venezuela Transition Services Agreement (including any violation regarding their obligations to comply with international trade and other laws).

In June 2011, Popular informed us that it intended to terminate the operations of Tranred. In connection with such intention, Tranred assigned certain offshore service agreements with entities outside of Venezuela to EVERTEC, LLC and agreed to continue to provide certain services to EVERTEC, LLC to facilitate such assignments. In connection with the assignments, on July 1, 2011, EVERTEC, LLC, Tranred and Popular entered into an amendment of the Venezuela Transition Services Agreement. The Venezuela Transition Services Agreement was further amended on March 9, 2012 to extend the term to December 31, 2013 and provide for a 10% increase in the fees charged by us.

On July 31, 2013, in connection with Popular’s sale of Tranred, EVERTEC, LLC, Popular and Tranred terminated the Venezuela Transition Services Agreement.

For the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013, we were paid approximately $1.9 million, $2.0 million, $0.5 million and $0.9 million, respectively, by Popular, under the Venezuela Transition Services Agreement.

Virgin Islands Services Agreement

We entered into a Virgin Islands Services Agreement whereby Banco Popular provides our Merchant Acquiring business with the services that are provided by the Virgin Islands employees that Banco Popular did not transfer to us under in connection with the Merger. The term of the Virgin Islands Services Agreement continues until three years following the closing of the Merger and thereafter will be automatically renewed for successive one year periods unless written notice of non-renewal is given at least 30 days in advance by either party. The Virgin Islands Services Agreement provides for termination by (1) us at any time upon giving at least 30 days advance written notice and (2) Banco Popular in the event we fail to pay a material undisputed invoiced amounts. In addition, Banco Popular is permitted to terminate the Virgin Islands Services Agreement up to 30 days following the occurrence a change of control of EVERTEC, LLC (an “EVERTEC change of control” as defined in the Virgin Islands Services Agreement), unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed EVERTEC change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be solvent (as defined in the Virgin Islands Services Agreement) after the proposed EVERTEC change of control and (4) following the EVERTEC change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the Virgin Islands Services Agreement.

For the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013, we paid approximately $0.5 million, $0.5 million, $0.1 million and $0.3 million, respectively, to Banco Popular under the Virgin Island Services Agreement.

Related Party Transactions After the Closing of the Merger

Director Arrangements

Until August 1, 2013, it was our Board’s policy that any director who was not also an employee of either (i) us or any of our subsidiaries, (ii) Popular or (iii) AGM (each, a “Non-Employee Director”) received annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of the Board or Board committee that they attended in person, plus an additional $1,000 for each regular or special meeting of the Board or Board committee that they attended by teleconference.

Currently, the Board’s policy is to compensate its Non-Employee Directors as set forth in the following chart, subject to any exceptions that the Board may adopt:

	Chairman	Member
General Board
Annual Cash Retainer	$75,000	$75,000
Annual Equity Grant (Restricted Stock Units)(a)	$75,000	$75,000

Committee Annual Cash Retainers
Audit Committee	$15,000	$7,500
Compensation Committee	$10,000	$5,000
Nominating and Governance Committee	$5,000	$2,500

	In-Person	Telephonic
Meeting Fees
General Board	$2,000	$1,000
Audit Committee	$500	$500
Compensation Committee	$500	$500
Nominating and Governance Committee	$500	$500

Notes

(a)	To be issued under the 2013 Plan with one year cliff vesting.

In addition, on April 5, 2011, Thomas White and Nathaniel Lipman received options to purchase 90,000 and 10,000 shares, respectively, of Class B Non-Voting Common Stock of Holdings (now options to purchase shares of Class B Non-Voting Common Stock of the Company following the Reorganization). The options issued to Messrs. Lipman and White were granted outside of the 2010 Plan but subject to the terms and conditions of the 2010 Plan. Mr. Lipman’s options vested one year after the grant date as long as he is then providing services to us or our affiliates. Mr. White’s options are divided evenly among Tranche A stock options and Tranche B stock options. The Tranche A stock options will vest in equal installments on each of the first five anniversaries of the grant date and the Tranche B stock options will vest at such time as Internal Rate of Return (as defined in the 2010 Plan) of Apollo Investment Funds VII, L.P. and its affiliates equals or exceeds 20% based on cash proceeds received by Apollo Investment Funds VII, L.P. and its affiliates, in each case as long as Mr. White is providing services to us or our affiliates at such time. All of Mr. White’s Tranche B stock options became vested and exercisable in connection with our initial public offering on April 17, 2013. Also on April 5, 2011, Mr. White entered into a subscription agreement to purchase 50,000 shares of Class B Non-Voting Common Stock of Holdings (now Class B Non-Voting Common Stock of the Company) for a purchase price of $250,000.

On February 22, 2012, Mr. Villamil assumed the role of Vice Chairman of the Board. The Company paid Mr. Villamil an annual fee of $150,000 for his services as Vice Chairman. In addition, Mr. Villamil entered into an amendment to his stock option award agreement pursuant to which he was eligible to become vested in an additional 77,910 Tranche A stock options as follows: (i) 50% of such stock options vested on the first anniversary of the grant date and (ii) the remaining 50% will vest on the second anniversary of the grant date. Upon Mr. Villamil’s resignation on August 7, 2013, Mr. Villamil entered into a subsequent amendment pursuant to which all of his unvested options immediately vested.

On August 7, 2013, we granted to two of our directors, Mr. Schumacher and Ms. Loubriel, 3,029 restricted stock units each under the 2013 Plan, in accordance with our independent directors compensation policy. On September 9, 2013, we granted to one of our directors, Mr. D’Angelo, 3,075 restricted stock units under the 2013 Plan, in accordance with our independent directors compensation policy. The restricted stock units vest fully on the first anniversary of the grant date, provided the holder is then providing services to the Company.

Stockholder Agreement

In connection with the Merger, Holdings entered into a Stockholder Agreement with Popular, Apollo and the other stockholders of Holdings, which was amended and restated in connection with the Reorganization and which is now an agreement among the Company, Popular, Apollo and certain of our other stockholders. Prior to the completion of our initial public offering, we entered into an amendment to the Stockholder Agreement. The amended and restated Stockholder Agreement, as amended, among other things, sets forth certain rights and restrictions with respect to our common stock. On June 30, 2013, we entered into a Second Amendment to the Stockholder Agreement to, among other things, allow our Board to fill vacancies on the Board, provided that any person chosen to fill such vacancy shall be selected in accordance with the provisions of the Stockholder Agreement. The description below is a summary of the terms of the amended and restated Stockholder Agreement, as amended.

Director Nomination Rights

Our Board is currently comprised of five directors nominated by Apollo, three directors nominated by Popular and a management director. Peter Harrington shall be the management director for so long as he holds the office of chief executive officer of EVERTEC, LLC, after which time the individual holding the office of chief executive officer of EVERTEC, LLC will be the management director. The Stockholder Agreement provides that, subject to applicable law, Apollo will have the right to nominate five members of our Board and Popular will have the right to nominate three members of our Board, in each case for so long as Apollo or Popular, as the case may be, owns, together with its affiliates, 25% or more of our then outstanding common stock (the “25% board right”). In addition, for so long as Apollo or Popular, as the case may be, owns, together with its affiliates, more than 10% but less than 25% of our then outstanding common stock, it will have the right to nominate two members of our Board (the “10% board right”). Similarly, for so long as Apollo or Popular, as the case may be, owns, together with its affiliates, more than 5% but less than 10% of our then outstanding common stock, it will have the right to nominate one member of our Board (the “5% board right”). In addition, if there are any vacancies on our Board as a result of the aggregate number of our directors that Apollo and Popular have the right to nominate pursuant to the Stockholder Agreement being less than eight, then a committee consisting of our entire Board (other than any directors who are to be replaced because either Apollo or Popular has lost the right to nominate such director) has the right to nominate the individuals to fill such vacancies, which nominees must be reasonably acceptable to each of Apollo and Popular for so long as it owns, together with its affiliates, at least 5% of our outstanding common stock. Our Stockholder Agreement further clarifies that it does not eliminate the right of stockholders holding a majority of our outstanding common stock to remove any such director with or without cause or the right of any of our stockholders to nominate a person for election as a director (whether to fill a vacancy or otherwise) at any meeting of the stockholders in accordance with applicable law, our amended and restate certificate of incorporation and our amended and restated bylaws.

Each of Apollo and Popular has agreed to vote all of such holder’s shares of our common stock and to take all other actions within its control to cause the election of directors nominated in accordance with the Stockholder Agreement. Similarly, we have agreed to take all actions within our control necessary and desirable to cause the election of directors nominated in accordance with the Stockholder Agreement.

Notwithstanding the foregoing, if at any time Popular owns, together with its affiliates, shares of our common stock representing 10% more than the amount of our common stock owned by Apollo and its affiliates at such time (the “first board trigger date”), the 25% board right shall be adjusted such that each of Apollo and Popular will have the right to nominate four members of our Board, in each case for so long as it owns, together with its affiliates, 25% or more of our then outstanding common stock. Furthermore, on the second anniversary of the first board trigger date, the 25% board right shall be adjusted such that Popular will have the right to nominate five members and Apollo will have the right to nominate three members of our Board, in each case for so long as it owns, together with its affiliates, 25% or more of our then outstanding common stock. If at any time following the first board trigger date Apollo owns, together with its affiliates, more of our common stock than the amount of our common stock owned by Popular and its affiliates at such time, the director nomination rights will be as set forth in the immediately preceding paragraph.

Except for certain exceptions described in the Stockholder Agreement, and subject to applicable law, directors may only be removed and replaced by the stockholder having the right to nominate such director. The Stockholder Agreement also provides that we will, at all times, cause the EVERTEC, LLC Board and the board of directors of Holdings to be comprised of the same individuals as our Board.

Quorum Rights

The Stockholder Agreement provides that a quorum for the transaction of business at any meeting of the stockholders consist of (1) stockholders holding a majority of our outstanding common stock and entitled to vote at such meeting and (2) each of Apollo and Popular, for so long as it owns, together with its respective affiliates, 20% or more of our outstanding common stock; provided, that, if a stockholder meeting is adjourned for lack of a quorum due to Apollo or Popular failing to attend such meeting, a quorum at a reconvened meeting of the stockholders (with the same agenda as the adjourned meeting) shall not require the presence of Apollo or Popular, as applicable, in each case, as long as a stockholders holding a majority of our outstanding common stock and entitled to vote at such meeting are in attendance at such reconvened meeting.

The Stockholder Agreement provides that a quorum for the transaction of business at any meeting of the Board consist of (1) a majority of the total number of directors then serving on the Board and (2) at least one director nominated by each of Apollo and Popular, for so long as it owns, together with its respective affiliates, 5% or more of our outstanding common stock; provided, that, if a Board is adjourned for lack of a quorum due to Apollo’s or Popular’s director nominees failing to attend such meeting, a quorum at a reconvened meeting of the Board (with the same agenda as the adjourned meeting) shall not require the presence of the Apollo and Popular director nominees, in each case, as long as a majority of the directors then in office are in attendance at such reconvened meeting.

Additional Stockholder Rights

Each of Apollo and Popular has the right, for so long as it owns, together with its affiliates, 20% or more of our outstanding common stock, to approve certain corporate actions before we may take such actions. Among the corporate actions requiring Apollo’s and Popular’s prior approval are: (1) amending the organizational documents of us or any of our subsidiaries; (2) issuing equity of us or any of our subsidiaries, subject to certain exceptions; (3) acquiring or disposing of significant assets; (4) incurring debt for borrowed money under certain circumstances; (5) entering into or amending certain significant contracts; (6) entering into certain related party transactions; and (7) materially changing the terms and conditions of the management long-term compensation plan. These consent rights described in this paragraph may be assigned to a complete rights transferee (as defined below).

In addition, for so long as Apollo or Popular owns, together with its affiliates, 10% or more of our then outstanding common stock and has the right to nominate at least one director, the approval of at least one director nominated by Apollo or Popular (as applicable) shall be necessary, to approve (i) any issuance of preferred stock of us or any of our subsidiaries (other than the issuance of preferred stock by one of our wholly owned subsidiaries to us or another of our wholly owned subsidiaries) and (ii) any transfer of equity in Holdings or EVERTEC, LLC, in each case subject to certain exceptions.

Apollo, Popular and certain of their transferees are also entitled to information rights and inspection rights, in each case for so long as it satisfies certain ownership thresholds set forth in the Stockholder Agreement.

Registration Rights

The Stockholder Agreement grants each of Apollo and Popular the right to request up to four registrations under the Securities Act on Form S-1 (or any successor form) or similar long-form registration statement (each, a “Long-Form Registration”) of all or any portion of the shares of our common stock beneficially owned by the requesting holder if the shares to be sold in any such registration (including piggyback shares and before deduction of any underwriting discounts) reasonably are expected to exceed $75 million, subject to cutbacks. The requesting holder may request that any such Long-Form Registration be an underwritten offering, and no registration shall count as one of the requesting holder’s four permitted Long-Form Registrations, unless such registration (i) has become effective and (ii) includes at least 75% of the shares of our common stock sought by the requesting holder to be included in such Long-Form Registration.

The Stockholder Agreement also grants each of Apollo and Popular the right, at any time after we are eligible to file a registration statement on Form S-3, to request an unlimited number of registrations under the Securities Act on Form S-3 (or any successor form) or any similar short form registration statement (each, a “Short-Form Registration”) of all or any portion of the shares of our common stock beneficially owned by the requesting holder if the shares to be sold in any such Short-Form Registration (including piggyback shares and before deduction of any underwriting discounts) reasonably are expected to exceed $50 million, subject to cutbacks. The requesting holder may request that any such Short-Form Registration be an underwritten offering.

The Stockholder Agreement obligates us, at any time after the one year anniversary of our initial public offering, to use commercially reasonable efforts to file, no later than 45 days following any written request from Apollo or Popular, a registration statement on Form S-3 (or any successor form) or any similar short-form registration statement (the “Form S-3 Shelf”) for an offering to be made on a delayed or continuous basis covering the resale of shares of our common stock. Following the effectiveness of the Form S-3 Shelf, Apollo and Popular may request unlimited shelf-takedowns if the total offering price of the shares to be sold in such offering (including piggyback shares and before deduction of underwriting discounts) reasonably is expected to exceed $25 million.

Whenever we propose to register any shares of our common stock, whether in a primary or secondary offering, each holder of shares of our common stock party to the Stockholder Agreement (including, for the avoidance of doubt, Apollo and Popular) has the right to request that shares beneficially owned by such holder be included in such registration, subject to cutbacks. Under the Stockholder Agreement, we have agreed to pay the fees and expenses associated with registration (excluding discounts and commissions and other selling expenses payable by the selling holders), including the fees and expenses incurred in connection with this offering. The Stockholder Agreement contains customary provisions with respect to registration proceedings, underwritten offerings, and indemnity and contribution rights.

Transfer Restrictions

Subject to certain exceptions set forth in the Stockholder Agreement, without the prior written consent of each of Apollo and Popular for so long as it owns, together with its affiliates, at least 5% of our then outstanding common stock, none of the parties to the Stockholder Agreement may sell shares of our common stock representing 20% or more of the total number of outstanding shares of our common stock at the time of such sale directly to certain transferees previously identified by Popular to the other parties to the Stockholder Agreement.

The members of our management who are party to the Stockholder Agreement are also subject to certain restrictions set forth in the Stockholder Agreement, but can generally sell their shares of common stock pursuant to a registered public offering or pursuant to Rule 144 under the Securities Act.

Additional Restrictions

The Stockholder Agreement contains a covenant restricting us and our subsidiaries from engaging in any business (including commencing operations in any country in which they do not currently operate), subject to certain exceptions, if such activity would reasonably require Popular or an affiliate of Popular to seek regulatory approval from, or provide notice to, any bank regulatory authority. This covenant will remain in effect for so long as the activities and investments of us and our subsidiaries are subject to restrictions under the BHC Act because of Popular’s and/or its affiliates’ ownership of our common stock.

The Stockholder Agreement also provides that the adoption of any stockholder rights plan, rights agreement or other form of “poison pill” which is designed to or has the effect of making an acquisition of large holdings of our common stock more difficult or expensive must be approved by a majority of our Board and approved by at least one director nominated by each of Apollo and Popular (or certain of their respective transferees) in each case for so long as Apollo or Popular, as the case may be (or certain of their respective transferees) owns, together with its affiliates, 5% or more of our outstanding common stock.

Certain Provisions Particular to Management Holders

We have the right to purchase all of our common stock (and options and warrants exercisable for our common stock) beneficially owned by any of our stockholders who is employed by or who serves as consultant or director for us or any of our subsidiaries upon such stockholder (1) ceasing to be employed by us or any of our subsidiaries for any reason or (2) experiencing a bankruptcy event. Subject to tolling under certain circumstances set forth in the Stockholder Agreement, we must exercise this repurchase right within twelve months following the date on which such stockholder ceases to provide services to us or our subsidiaries. We may designate this repurchase right to Apollo, Popular or any complete rights transferee.

The Stockholder Agreement also provides that each such stockholder party to such agreement (other than Messrs. Lipman and White) is subject to certain non-solicitation and non-competition restrictions which remain in effect until the stockholder ceases to be employed by us or any of our subsidiaries.

Under the Stockholder Agreement, the restrictions described in the paragraph above do not apply to Apollo, Popular or any of their respective affiliates.

Assignment of Rights

The rights granted to each of Apollo and Popular under the Stockholder Agreement (including the director nomination rights, stockholder meeting quorum rights, Board meeting quorum rights, rights to consent to certain actions, registration rights, information rights and inspection rights described above) can be assigned in whole to any person to whom Apollo or Popular, as the case may be, transfers 80% of more of the shares of our common stock held by it and its affiliates as of the date of the Stockholder Agreement (a “complete rights transferee”). Such complete rights transferee can in turn assign such rights to any person to whom it transfers 100% of the shares of our common stock acquired by it in connection with the assignment pursuant to which it became a complete rights transferee. In addition, subject to certain limitations set forth in the Stockholder Agreement, Apollo, Popular and their respective complete rights transferees may assign the stockholder meeting quorum rights, 10% board right, 5% board right and up to two long form demand registration rights to any person to whom Apollo or Popular, as the case may be, transfers 20% of more of the shares of our common stock held by Apollo or Popular as of the date of the Stockholder Agreement. Such transferee can in turn assign such rights to any person to whom it transfers 100% of the shares of our common stock acquired by it in connection with the assignment in part to pursuant to which it became a partial rights transferee. Such transferees are also entitled to certain other rights set forth in the Stockholder Agreement (including the registration rights, information rights and inspection rights described above) upon becoming a party thereto.

CONTADO and Serfinsa

On May 17, 2010, Popular and its subsidiaries Banco Popular, PIBI and EVERTEC, LLC entered into an Agreement and Plan of Reorganization, dated as of May 17, 2010 and subsequently amended such agreement pursuant to the First Amendment to the Agreement and Plan of Reorganization, dated as of June 30, 2010 and the Second Amendment to the Agreement and Plan of Reorganization, dated as of September 15, 2010 (as amended, the “Master Reorganization Agreement”).

In accordance with the terms of the Master Reorganization Agreement and the Merger Agreement, PIBI and Popular were required to transfer (i) PIBI’s 53.97% equity interest in CONTADO, a merchant acquirer and ATM network in the Dominican Republic, and (ii) PIBI’s 31.11% equity interest in Serfinsa, an ATM network in El Salvador, to us, in each case subject to compliance with the applicable rights of first refusal in each of the entities’ corresponding shareholder agreements.

The transfer by PIBI to Popular and the subsequent transfer by Popular to us of PIBI’s equity interests in CONTADO and Serfinsa were subject to compliance with certain rights of first refusal granted in favor of the other shareholders in those entities. Under the terms of the Master Reorganization Agreement, PIBI was required to promptly transfer to Popular and Popular was required immediately thereafter to transfer to us each of the aforementioned equity interests that were not transferred to the other shareholders pursuant to the rights of first refusal triggered by such proposed transactions after satisfying the requirements of such rights of first refusal. However, the Master Reorganization Agreement further provides that to the extent any such transfers were not completed by the closing of the Merger, PIBI and Popular would continue to pursue such transfer in accordance with the terms provided in the Merger Agreement.

On March 31, 2011, after a final agreement was reached between Popular and the other shareholders of CONTADO, (i) Popular transferred to EVERTEC, LLC 19.99% of the equity interest in CONTADO, (ii) Popular paid to EVERTEC, LLC $10.8 million, which represented 50% of the after tax proceeds received by Popular from the sale of the 33.98% equity interest not transferred to EVERTEC, LLC, and (iii) EVERTEC, LLC transferred to Popular $20.0 million held back at the closing of the Merger. On June 30, 2011, after a final agreement was reached between Popular and the other shareholders of Serfinsa, (i) Popular paid to EVERTEC, LLC $0.2 million, which represented 50% of the after tax proceeds received by Popular from the sale of the entire 31.11% equity interest not transferred to EVERTEC, LLC, and (ii) EVERTEC, LLC transferred to Popular $0.3 million held back at the closing of the Merger.

We use the equity method of accounting to account for our 19.99% investment in CONTADO. We recognized $0.6 million and $0.8 million, respectively, as equity in CONTADO’s net income in the consolidated statement of income for the years ended December 31, 2012 and 2011.

Settlement Agreement with Popular

On December 31, 2011, EVERTEC, LLC entered into a settlement agreement (“Settlement Agreement”) with Popular in order to settle any claims among the parties related to the Closing Statement or the Working Capital True-Up Amount. In accordance with the Settlement Agreement, we made a one-time payment of $1.7 million to Popular. See Note 19 of the Notes to Audited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information.

Reorganization

On April 17, 2012, EVERTEC, LLC was converted from a Puerto Rico corporation to a Puerto Rico limited liability company for the purpose of improving the consolidated tax efficiency of EVERTEC, LLC and its subsidiaries by taking advantage of recent changes to the PR Code that permit limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. Concurrently, Holdings, EVERTEC, LLC’s direct parent, was also converted into a limited liability company. Prior to these conversions, we were formed in order to act as the new parent company of Holdings and its subsidiaries, including EVERTEC, LLC. We, Holdings, Apollo, Popular and each of the holders of then outstanding shares of Class B Non-Voting Common Stock of Holdings entered into a Stock Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) pursuant to which each of the then outstanding shares of common stock of Holdings was contributed to the Company in exchange for the same number and class of shares of our common stock. In addition, in accordance with the terms and conditions set forth in the Stock Contribution and Exchange Agreement, we assumed the 2010 Plan and all of the outstanding equity awards issued thereunder or subject thereto. As a result, each of the then outstanding stock options to purchase shares of Holdings’ Class B Non-Voting Common Stock became a stock option to purchase the same number and class of shares of our Class B Non-Voting Common Stock, in each case on the same terms (including exercise price) as the original stock option. Similarly, each of the then outstanding shares of restricted stock of Holdings was converted into the same number of shares of our restricted stock. The transactions described in this section are collectively referred to in this prospectus as the “Reorganization.”

Tax Payment Agreement

On April 17, 2012, we entered into a Tax Payment Agreement (the “Tax Payment Agreement”) with Holdings and EVERTEC, LLC pursuant to which EVERTEC, LLC will be obligated to make certain payments to us or Holdings for taxable periods or portions thereof occurring on or after April 17, 2012 (the “Effective Date”). Under the Tax Payment Agreement, EVERTEC, LLC will make payments with respect to any and all taxes (including estimated taxes) imposed under the laws of Puerto Rico, the United States of America and any other jurisdiction or any political (including municipal) subdivision or authority or agency in Puerto Rico, the United States of America or such other jurisdiction, that would have been imposed on EVERTEC, LLC if it had been a corporation for tax purposes of that jurisdiction, together with all interest and penalties with respect thereto (“Taxes”), reduced by taking into account any of our or Holdings’ applicable net operating losses or other tax attributes that reduce our or Holdings’ Taxes in such period. For the avoidance of doubt, the Tax Payment Agreement provides that the payments thereunder shall not exceed the net amount of Taxes that we and Holdings actually owe to the appropriate taxing authority for a taxable period. Further, the Tax Payment Agreement provides that if we or Holdings receives a tax refund attributable to any taxable period or portion thereof occurring on or after the Effective Date, we shall be required to recalculate the payment for such period required to be made by EVERTEC, LLC to us or Holdings. If the payment, as recalculated, is less than the amount of the payment EVERTEC, LLC already made to us or Holdings in respect of such period, we or Holdings or shall promptly make a payment to EVERTEC, LLC in the amount of such difference. Through the new structure resulting from the Reorganization, including the Tax Payment Agreement, EVERTEC, LLC will benefit from at least $30.0 million of net operating losses and certain other tax attributes for Puerto Rico income tax purposes that prior to the Reorganization and change in tax law were available to its parent but not to EVERTEC, LLC.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to its written charter, our Audit Committee will review and, subject to certain exceptions, approve or recommend to our Board for approval, all related-party transactions, which include any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. For a discussion of the composition and responsibilities of our audit committee see “Management—Board Composition—Audit Committee.” In determining whether to approve a related party transaction, the audit committee will consider a number of factors including whether the related party transaction complies with the restrictions set forth in our debt agreements and the Stockholder Agreement and is on terms and conditions no less favorable to us than may reasonably be expected in arm’s-length transactions with unrelated parties.

DESCRIPTION OF CAPITAL STOCK

The discussion below describes the most important terms of our capital stock, amended and restated certificate of incorporation and amended and restated bylaws currently in effect. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been incorporated by reference as exhibits to the registration statement of which the prospectus is a part.

Our authorized capital stock consists of 206,000,000 shares of common stock, par value $0.01 per share (the “common stock”), and 2,000,000 shares of preferred stock, par value $0.01 per share (the “preferred stock”), the rights and preferences of which may be designated by our Board. Upon completion of the offering, there will be 81,909,582 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of September 12, 2013, there were approximately 124 holders of record of our common stock.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on each matter properly submitted to the stockholders on which the holders of shares of common stock are entitled to vote. Subject to the rights of the holders of any then-outstanding preferred stock and to the director nomination rights and associated voting agreement described in “Related Party Transactions After the Closing of the Merger—Stockholder Agreement—Director Nomination Rights”, at any annual or special meeting of the stockholders, holders of common stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Dividend Rights. All shares of our common stock are entitled to share equally in any dividends our Board may declare from legally available sources, subject to the terms of any then outstanding preferred stock and the terms and conditions set forth in any applicable restricted stock award agreement. Provisions of our debt agreements and other contracts may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

Registration Rights. Under the terms of the Stockholder Agreement, we have agreed to register shares of our common stock owned by the stockholders party to the Stockholder Agreement under certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement” for more detail regarding these registration rights.

Other Matters. The holders of our common stock have no preemptive rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board, subject to the approval of each of Apollo and Popular for so long as it, together with their respective affiliates, owns at least 20% of our outstanding common stock and the approval of at least one director nominated by each of Apollo and Popular for so long as it, together with its respective affiliates, owns at least 10% of our outstanding common stock, will be able to issue, from time to time, up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Certain provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Stockholder Agreement summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

“Blank Check” Preferred Stock. Our amended and restated certificate of incorporation authorizes our Board to issue shares of preferred stock, subject to the approval of each of Apollo and Popular for so long as it, together with its respective affiliates, owns at least 20% of our outstanding common stock and the approval of at least one director nominated by each of Apollo and Popular for so long as it, together with its respective affiliates, owns at least 10% of our outstanding common stock. The issuance of preferred stock could be issued by our Board to increase the number of outstanding shares making a takeover more difficult and expensive. See “—Preferred Stock.”

No Cumulative Voting. Our amended and restated certificate of incorporation does not provide stockholders with the right to cumulative votes in the election of directors.

Director Nomination Rights; Voting Agreement; Removing Directors; Filling Vacancies. The Stockholder Agreement provides that each of Apollo and Popular, for so long as it, together with its respective affiliates, owns certain percentages of our outstanding common stock, will have the right to nominate a certain number of directors. In addition, if there are any vacancies on our Board as a result of the aggregate number of our directors that Apollo and Popular have the right to nominate pursuant to the Stockholder Agreement being less than eight, then a committee consisting of our entire Board (other than any directors who are to be replaced because either Apollo or Popular has lost the right to nominate such director) shall nominate the individuals to fill such vacancies, which nominees must be reasonably acceptable to each of Apollo and Popular for so long as it owns, together with its affiliates, at least 5% of our outstanding common stock. Each of Apollo and Popular has agreed to vote all of the shares of our common stock owned by it and its affiliates, and to take all other actions within its control, to cause the election of directors nominated in accordance with the Stockholder Agreement. Similarly, we have agreed to take all actions within our control necessary and desirable to cause the election of directors nominated in accordance with the Stockholder Agreement. Subject to applicable law, each of Apollo and Popular shall have the right to remove any director nominated by it, with or without cause, and to fill any vacancy caused by the removal of any such director. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

Stockholder Action by Written Consent. Any action required to be or that may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by all of the holders of outstanding shares entitled to vote thereon.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. The advance notice provisions set forth in our amended and restated bylaws are not applicable to (1) any directors nominated in accordance with the terms of the Stockholder Agreement and (2) for so long as Apollo and/or Popular, together with their respective affiliates, own greater than 50% of our outstanding common stock, any other business included in the notice of a meeting at the request of either Apollo or Popular. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Additional Rights of Major Stockholders. Each of Apollo and Popular, for so long as it, together with its respective affiliates, owns at least 20% of our outstanding common stock, has the right to approve certain corporate actions before we may take such actions (See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement”); and a quorum for the transaction of business at any meeting of the stockholders must include each of Apollo and Popular.

In addition, for so long as each of Apollo and Popular, together with its respective affiliates, owns at least 10% of our outstanding common stock, each of Apollo and Popular shall have the right to consent to any amendments of the Stockholder Agreement provided that if any amendment affects the rights or obligations of either of Apollo and Popular, together with its respective affiliates, in a manner that is materially adverse and substantially different relative to the other, then such amendment shall not be enforceable against such stockholder without its consent, and no shares of preferred stock may be issued with the approval of at least director nominated by each of Apollo and Popular.

Lastly, for so long as each of Apollo and Popular, together with its respective affiliates, owns at least 5% of our outstanding common stock, (i) each of Apollo and Popular will be entitled to certain information; (ii) a quorum for the transaction of business at any Board meeting must include one or more directors elected by each of Apollo and Popular; (iii) each of Apollo and Popular will have the right to proportional representation on each committee of our Board and on each board of directors or similar governing body of each of our subsidiaries and each committee thereof; and (iv) one director appointed by each of Apollo and Popular must approve of the adoption of any stockholders rights plan.

Amendments to Organizational Documents. Our amended and restated certificate of incorporation provides that we have the ability to amend, alter, change or repeal any provision in our certificate of incorporation by (1) the affirmative vote of the stockholders holding a majority of shares of our common stock and entitled to vote and (2) the written consent of each of Apollo and Popular, for so long as it, together with its respective affiliates, owns at least 20% of our outstanding common stock, and all rights, preferences and privileges set forth in our amended and restated certificate of incorporation are subject to our right to amend, alter, change and/or repeal our amended and restated certificate of incorporation. Similarly, our amended and restated certificate of incorporation and bylaws provide that our amended and restated bylaws may be adopted, amended, altered or repealed by the Board, subject to the prior written consent of each of Apollo and Popular, for so long as it, together with its respective affiliates, owns at least 10% of our outstanding common stock. Certain provisions of our amended and restated certificate may not be amended without the consent of various interested parties, including (i) the provisions related to the election, removal and replacement of directors (the consent of each of Apollo and Popular is required for so long as it owns, together with its affiliates, at least 5% of our outstanding common stock), (ii) the provisions related to adopting, amending and repealing our bylaws (the consent of each of Apollo and Popular is required for so long as it owns, together with its affiliates, at least 10% of our outstanding common stock) and (iii) the provisions related to the waiver of corporate opportunities (the consent of Apollo or Popular is required in certain circumstances).

Limitation of Officer and Director Liability and Indemnification Arrangements. Our amended and restated certificate of incorporation and bylaws limit the liability of our directors to the maximum extent permitted by Puerto Rico law. However, if Puerto Rico law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Puerto Rico law, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation and bylaws will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation and bylaws provide that we will, from time to time, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We also will indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified includes the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board may take certain action it deems necessary to carry out these indemnification provisions, including purchasing insurance policies. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

In connection with our initial public officering, we entered into separate indemnification agreements with each of our directors. We also entered into separate indemnification agreements with each of Mr. Harrington and Ms. Loubriel in connection with their appointment to the Board. These indemnification agreements will require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors. These indemnification agreements also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to use reasonable efforts to cause our directors to be covered by any of our insurance policies providing insurance for our directors and officers. A director is not entitled to indemnification by us under such agreements if (a) the director did not act in good faith and in a manner he or she deemed to be reasonable and consistent with, and not opposed to, our best interests or (b) with respect to any criminal action or proceeding, the director had reasonable cause to believe his or her conduct was unlawful.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors and officers.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo, Popular or certain of their respective transferees or any director nominated by Apollo, Popular or any of such transferees participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

Our shares of common stock are listed on the NYSE under the symbol “EVTC.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Our subsidiaries have debt outstanding under the facilities described below.

New Senior Secured Credit Facilities

General

On April 17, 2013, EVERTEC, LLC entered into a credit agreement (the “2013 Credit Agreement”) governing the senior secured credit facilities, consisting of a $300.0 million term loan A facility which matures on April 17, 2018, a $400.0 million term loan B facility which matures on April 17, 2020 and a $100.0 million revolving credit facility which matures on April 17, 2018, with a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C issuer. On May 14, 2013, EVERTEC, LLC entered into an amendment to the 2013 Credit Agreement. The material terms of the senior secured credit facilities are summarized below. Such description is not complete and is qualified in its entirety by reference to the complete text of the 2013 Credit Agreement, guarantees, security agreements and amendments thereto, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part and which are available upon request as described under “Where You Can Find More Information.”

The net proceeds received by EVERTEC, LLC from the senior secured credit facilities on the closing date under the 2013 Credit Agreement, together with other cash available to EVERTEC, LLC, were used to, among other things, refinance EVERTEC, LLC’s previous senior secured credit facilities under the credit agreement, dated as of September 30, 2010, among Holdings, EVERTEC, LLC and Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto and redeem a portion of the senior notes.

The revolving credit facility includes a letter of credit subfacility and a swingline loan subfacility. EVERTEC, LLC may use the revolving credit facility for general corporate purposes, including without limitation, effecting permitted acquisitions and investments.

The senior secured credit facilities allow EVERTEC, LLC to obtain an incremental amount of term loans and/or senior secured revolving credit facility commitments not to exceed the greater of (i) $200.0 million and (ii) maximum amount of debt that would not cause EVERTEC, LLC’s pro forma first lien secured net leverage ratio to exceed 4.25 to 1.00.

As of June 30, 2013, the principal outstanding balance under the senior secured term loan facilities was $700.0 million.

Scheduled Amortization Payments and Mandatory Prepayments

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The term loan A facility requires principal payments on the last business day of each quarter equal to (a) 1.250% of the original principal amount commencing on September 30, 2013 through June 30, 2016; (b) 1.875% of the original principal amount from September 30, 2016 through June 30, 2017; (c) 2.50% of the original principal amount from September 30, 2017 through March 31, 2018 and (d) the remaining outstanding principal amount on the maturity of the Term A Loans on April 17, 2018.

•

The term loan B facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount of the term loan B facility, with the balance payable on the final maturity date.

•	Mandatory prepayment obligations under the term loan facility include, subject to certain exceptions:

•	100% of the net cash proceeds of asset sales, dispositions and casualty or insurance proceeds, subject to certain exceptions and customary reinvestment provisions; and

•	100% of the net cash proceeds received from issuances of certain debt incurred after the closing of the 2013 Credit Agreement.

Voluntary Prepayments and Reduction and Termination of Commitments

The terms of the senior secured credit facilities allow EVERTEC, LLC to prepay loans and permanently reduce the loan commitments under the senior secured credit facilities at any time, subject to the payment of customary LIBOR breakage costs, if any, provided that, in connection with certain refinancing or repricing of the term loan B facility on or prior to April 17, 2014, a prepayment premium of 1.00% will be required.

Interest, Applicable Margins and Fees

The interest rates with respect to loans to EVERTEC, LLC under the term loan A facility and revolving credit facility are based on, at EVERTEC, LLC’s option, (a) (x) adjusted LIBOR plus (y) an interest margin of 2.50% or (b) (x) the greater of the higher of the Federal Funds Effective Rate plus 0.5% and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus (y) an interest margin of 1.50%. The interest rates with respect to loans to EVERTEC, LLC under the term loan B facility are based on, at EVERTEC, LLC’s option, (a) (x) the greater of adjusted LIBOR and 0.75% plus (y) an interest margin of 2.75% or (b) (x) the greater of ABR and 1.75% plus (y) an interest margin of 1.75%. The interest margins under the senior secured credit facilities are subject to reduction based on achievement of specified first lien secured net leverage ratios. The revolving credit facility requires us to pay the respective participating lenders a quarterly commitment fee initially equal to 0.375% per annum of the actual daily amount of unused commitments under the revolving credit facility during the preceding quarter, subject to reduction based on achievement of specified first lien secured net leverage ratios.

Guarantees and Collateral

EVERTEC, LLC’s obligations under the senior secured credit facilities and under any cash management, interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof are guaranteed by Holdings, which is a direct wholly owned subsidiary of EVERTEC, and each of EVERTEC, LLC’s existing and subsequently acquired or organized wholly-owned subsidiaries, subject to certain exceptions.

Subject to certain exceptions, the senior secured credit facilities are secured to the extent legally permissible by substantially all of the assets of (1) Holdings, including a perfected pledge of all of the limited liability company interests of EVERTEC, LLC, and (2) EVERTEC, LLC and the subsidiary guarantors, including but not limited to: (a) a pledge of substantially all capital stock held by EVERTEC, LLC or any guarantor and (b) a perfected security interest in substantially all tangible and intangible assets of EVERTEC, LLC and each guarantor.

Covenants

The senior secured credit facilities contain affirmative and negative covenants that the Company believes are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facilities include, among other things, limitations (subject to exceptions) on the ability of EVERTEC, LLC and its restricted subsidiaries to:

•	declare dividends and make other distributions;

•	redeem or repurchase capital stock;

•	grant liens;

•	make loans or investments (including acquisitions);

•	merge or enter into acquisitions;

•	sell assets;

•	enter into any sale or lease-back transactions;

•	incur additional indebtedness;

•	prepay, redeem or repurchase certain indebtedness;

•	modify the terms of certain debt;

•	restrict dividends from subsidiaries;

•	change the business of EVERTEC, LLC or its subsidiaries; and

•	enter into transactions with their affiliates.

In addition, the term loan A facility and the revolving credit facility (to the extent that more than 30.00% of the revolving credit facility is outstanding (including outstanding swingline loans and letters of credit)) require EVERTEC, LLC to maintain a maximum first lien secured net leverage ratio.

Events of Default

The events of default under the senior secured credit facilities include, without limitation, nonpayment, material misrepresentation, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the 2013 Credit Agreement) and cross-events of default on material indebtedness.

Other

As of June 30, 2013, EVERTEC, LLC has a credit facility with Banco Popular for approximately $3.6 million, under which a letter of credit of a similar amount was issued in favor of Visa International. In addition, our Costa Rican subsidiaries have local lines of credit with Banco LAFISE of approximately $1.9 million in the aggregate.

SHARES ELIGIBLE FOR FUTURE SALE

No predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of 81,909,582 shares of our common stock outstanding. Of these shares, all of the 28,789,943 shares of our common stock sold in our initial public offering and all the shares of our common stock to be sold in this offering, as well as any of our shares that have been sold pursuant to Rule 144 since the initial public offering, will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold pursuant to an effective registration statement or under the Securities Act to the extent permitted by Rule 144 or any other available exemption under the Securities Act.

Equity Incentive Plans

We have registered on a registration statement on Form S-8 under the Securities Act with the SEC shares of our common stock issued or reserved for issuance under the Equity Incentive Plans and certain options and restricted stock granted outside of the Equity Plans but subject to the terms and conditions of the 2010 Plan. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issued under the Equity Incentive Plans, issuable upon the exercise of options granted or to be granted under the plan, will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

The Company and its executive officers, directors and selling stockholders have agreed not to sell or transfer any shares of our common stock for a period of 60 days from the date of this prospectus, subject to certain exceptions and extensions, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Approximately 53 million shares of our outstanding common stock before this offering are held by affiliates. A person who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares (when aggregated with sales by certain related parties) that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

Pursuant to the Stockholder Agreement, we have granted certain stockholders demand registration rights and/or incidental registration rights, in each case, with respect to certain shares of common stock owned by them. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

MATERIAL TAX CONSEQUENCES

The following discussion contains a description of certain U.S. federal income tax and Puerto Rico tax consequences of the acquisition, ownership and disposition of our common stock, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common stock. The discussion is based upon the federal income tax laws of the U.S. (including applicable regulations, rulings and court decisions), and Puerto Rico legislation and regulations thereunder as of the date hereof, which are subject to change, possibly with retroactive effect. To the extent that the discussion states definitive legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences of an investment in our common stock, and subject to the qualifications herein, it represents the opinion of Akin, Gump, Strauss, Hauer & Feld, LLP, our special U.S. tax counsel. To the extent that this discussion states definitive legal conclusions under Puerto Rico tax law as to the material Puerto Rico tax consequences of an investment in our common stock, and subject to the qualifications herein, it represents the opinion of Goldman, Antonetti & Córdova, LLC, Puerto Rico tax counsel to the Company.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our common stock by a U.S. Holder (as defined below) that will acquire our common stock in the offering and will hold the common stock as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their common stock pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their common stock as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes, U.S. Holders that are bona fide residents of Puerto Rico within the meaning of section 933 of the Code, and U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, or any non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our common stock.

If you are considering acquiring, owning or disposing of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other jurisdiction.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock, and partners in such partnerships, are urged to consult their own tax advisors regarding an investment in our common stock.

In general, as a Puerto Rico corporation, we are treated as a foreign corporation for U.S. federal income tax purposes. We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (or a “PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years, and we expect that we will not become a PFIC in the foreseeable future, although, as noted below, there can be no assurance regarding our past, current or future classification as a PFIC. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets are assets that produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. We believe that we do not satisfy either the 75% test or the 50% test described above, because our subsidiaries’ income generally does not fall into those categories of “passive income.” The determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, the tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. This determination depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC. If we are a PFIC for any taxable year, U.S. Holders will be subject to special tax rules not discussed below and materially adverse consequences could result for U.S. Holders, including an increase in the U.S. federal income tax rate for dividends received by noncorporate U.S. holders and subjecting U.S. holders that receive dividends or dispose of our common stock to certain interest and penalties.

The remainder of the discussion below assumes that we are not a PFIC, have not been a PFIC and will not become a PFIC in the future.

Distributions

The gross amount of distributions with respect to our common stock (before reduction for Puerto Rican withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code in respect of dividends received from other U.S. corporations.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of a U.S. Holder’s tax basis in our common stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of U.S. federal income taxation, which vary from 0% to 20%, depending on the U.S. Holder’s individual circumstances. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Although our common stock, which is listed on the NYSE, is currently considered to be readily tradable on an established securities market in the United States as a result of such listing, there can be no assurance that our common stock will continue to be considered readily tradable on an established securities market. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

You may be entitled to deduct, or claim a U.S. foreign tax credit for, Puerto Rican taxes that are withheld on dividends received by you, subject to applicable limitations in the Code. Dividends paid with respect to our common stock are expected to constitute income from sources without the United States and to be treated as “passive category income” or, in the case of some U.S. holders, “general category income,” for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Disposition

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our common stock in an amount equal to the difference between the amount realized for our common stock and the U.S. Holder’s tax basis in such common stock (as determined on a share-by-share basis). Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation, which vary from 0% to 20%, depending on the U.S. Holder’s individual circumstances. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

An individual U.S. Holder (and certain U.S. entities to the extent provided in IRS guidance) with interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) generally is required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets is greater than $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable IRS guidance). For this purpose, “specified foreign financial assets” generally include, among other assets, a U.S. Holder’s common stock, unless such shares were held on such U.S. Holder’s behalf through a U.S. financial institution. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Also, in the event an individual U.S. Holder (and certain U.S. entities to the extent provided in IRS guidance) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 8938.

Moreover, information reporting generally will apply to dividends in respect of our common stock and the proceeds from the sale, exchange or other disposition of our common stock that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28%) may also apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material Puerto Rico Income Tax Consequences

In the opinion of Goldman Antonetti & Córdova, LLC, our Puerto Rico counsel in this transaction, the following discussion summarizes the material Puerto Rico tax considerations relating to the ownership and disposition of our common stock.

This discussion is based on the tax laws of Puerto Rico as in effect on the date of this registration statement, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to different interpretations and are also subject to change, which change could apply retroactively and could affect the continued validity of this summary. An opinion of counsel represents only such counsel’s best legal judgment and is not binding on the Puerto Rico Treasury Department (the “PR Treasury”), or any municipality or agency of Puerto Rico. We will not seek a ruling from the PR Treasury with respect to any matters discussed in this section, and we cannot assure you that the PR Treasury will not challenge one or more of the tax consequences described below. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

This discussion deals only with shares of common stock held by a holder who purchases and holds them as “capital assets” within the meaning of Section 1034.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”) (i.e., generally property held for investment) and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico.

The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of our common stock in light of the purchaser’s particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, partnerships or other pass-through entities for Puerto Rico income tax purposes, “Special Partnerships,” “Corporations of Individuals,” registered investment companies and certain pension trusts.

For purposes of the discussion below, a “domestic corporation” is a corporation organized under the laws of the jurisdiction of Puerto Rico. Furthermore, a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico. Corporations organized under the laws of the United States or any of the states of the United States are considered “foreign corporations” for Puerto Rico income tax purposes.

If you are considering acquiring, owning or disposing of our common stock, you should consult your own tax advisors concerning the Puerto Rico income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other jurisdiction.

Distributions

General

Distributions of cash or other property made with respect to our common stock will be treated as dividends to the extent that they are paid out of current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted Puerto Rico income tax basis of our common stock in the hands of the holder. The excess of any distribution of this type over the adjusted Puerto Rico income tax basis will be treated as a gain on the sale or exchange of the shares of our common stock and will be subject to income tax as described below.

Individuals Resident of Puerto Rico and Domestic Corporations

In general, individuals who are residents of Puerto Rico will be subject to a 10% Puerto Rico income tax on dividends paid on the shares of our common stock. This tax is generally required to be withheld by us. Such individuals may elect for this withholding not to apply by providing us a written statement opting-out of such withholding provided the shares of our common stock are held in their names. If such individual holds the shares of our common stock in the name of a broker or other direct or indirect participant of Depository Trust Company (“DTC”), certain other procedures may need to be followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the Puerto Rico resident individual opts-out of the 10% Puerto Rico withholding tax, he or she will be required to include the amount of the dividend as ordinary income and will be subject to Puerto Rico income tax thereon at the normal income tax rates, which currently may be up to 33%. Even if the withholding is actually made, the individual may elect, upon filing his/her Puerto Rico income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals. In this case, the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

Individual residents of Puerto Rico are subject to alternative minimum tax (“AMT”) on the AMT net income if their regular tax liability is less than the AMT liability. The AMT rates range from 10% to 24% depending on the AMT net income. At present, AMT applies with respect to individual taxpayers that have AMT net income of $150,000 or more. The AMT net income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our common stock and long-term capital gains recognized on the disposition of our common stock.

Domestic corporations will be subject to Puerto Rico income tax on dividends paid on the shares of our common stock at the normal corporate income tax rates, subject to the dividend received deduction. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction. No Puerto Rico income tax withholding will be imposed on dividends paid on the shares of our common stock provided such shares are held in the name of the domestic corporation. If such domestic corporation holds the shares of our common stock in the name of a broker or other direct or indirect participant of DTC, then a 10% Puerto Rico income tax withheld at source will be made on dividends paid on the shares of our common stock held on behalf of such domestic corporation unless certain other procedures are followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the domestic corporation.

For taxable years commencing after December 31, 2012, the AMT of domestic corporations having gross revenues of $1,000,000 or more includes a tax component based on gross revenues. Dividends, including dividends paid on the shares of our common stock, are included as gross revenues for such purposes. The applicable rate on the gross income component of the AMT ranges from 0.2% to 0.85%.

Please note that distributions of industrial development income pursuant to Act 73 to shareholders that are individual residents of Puerto Rico or domestic corporations are not subject to income tax, AMT or tollgate tax under the PR Code. Subsequent distributions of said income are also not subject to income tax, AMT or tollgate tax under the PR Code. The determination of the amount of distributions subject to the tax exemption provided under Act 73 shall be determined and allocated by us.

Individuals Who Are Not Residents of Puerto Rico and Foreign Corporations

The following discussion regarding the income taxation of dividends on shares of our common stock received by individuals who are not residents of Puerto Rico and foreign corporations assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a domestic corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. We believe that we have derived more than 20% of our gross income from Puerto Rico sources on an annual basis since our incorporation and expect that in the future more than 20% of our gross income will be from Puerto Rico sources on an annual basis.

Any individual who is a citizen of the United States and who is not a resident of Puerto Rico is entitled to the same tax treatment as are individuals that are residents of Puerto Rico, although taxed solely on his/her Puerto Rico source income. As such, dividends paid on the shares of our common stock to any individual who is a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% Puerto Rico income tax which will be withheld at source by us.

Dividends paid on the shares of our common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will also generally be subject to a 10% Puerto Rico income tax which will be withheld at source by us.

The Puerto Rico income taxation of dividends paid on the shares of our common stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates and AMT applicable to domestic corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the shares of our common stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with dividends received from domestic corporations. No Puerto Rico income tax withholding will be imposed on dividends paid to foreign corporations engaged in a trade or business in Puerto Rico on the shares of our common stock provided such shares are held in the name of such foreign corporation. If such foreign corporation holds the shares of our common stock in the name of a broker or other direct or indirect participant of DTC, then, a 10% Puerto Rico income tax withheld at source will apply to dividends paid on the shares of our common stock held on behalf of such foreign corporation unless certain other procedures are followed to certify to us through DTC that the beneficial owner of our common stock is a foreign corporation engaged in a trade or business in Puerto Rico. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the foreign corporation.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the shares of our common stock received by foreign corporations will be excluded from the computation of the branch profits tax liability of these corporations.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% Puerto Rico withholding tax on dividends received on the shares of our common stock.

Please note that distributions of industrial development income pursuant to Act 73 to shareholders that are individuals who are not residents of Puerto Rico or foreign corporations are not subject to income tax, AMT or tollgate tax under the PR Code. Subsequent distributions of said income are also not subject to income tax, AMT or tollgate tax under the PR Code. The determination of the amount of distributions subject to the tax exemption provided under Act 73 shall be determined and allocated by us.

We note that although Puerto Rico is a possession of the United States, Puerto Rico withholding taxes with respect to dividends paid to foreign persons are unlikely to be eliminated or reduced by any income tax treaty to which the United States is a party because as a general matter such treaties do not currently apply to U.S. overseas territories such as Puerto Rico. However, foreign persons are urged to consult their own tax advisors in order to determine the availability of benefits under any such income tax treaty in their specific circumstances.

Taxation of gains upon sales or exchanges

General

The sale or exchange of shares of our common stock will give rise to gain or loss for Puerto Rico tax purposes equal to the difference between the amount realized on the sale or exchange and the Puerto Rico income tax basis of the shares of our common stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the shares of our common stock are held as a capital asset by the holder and will be a long-term capital gain or loss if the holder’s holding period of the shares of our common stock exceeds six months. Additionally, Act 73 imposes additional rules in determining the tax basis of the shares of our common stock in the hands of the holder upon their sale or exchange.

Individual Residents of Puerto Rico and Domestic Corporations

Gain on the sale or exchange of shares of our common stock by an individual resident of Puerto Rico or a domestic corporation will generally be required to be recognized as gross income and will be subject to income tax. If the holder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the holder is a domestic corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 15%.

However, a portion of the gain on the sale or exchange of shares of our common stock by an individual resident of Puerto Rico or a domestic corporation may be subject to a special capital gain tax of 4% pursuant to Act 73 if it is sold during the duration of the grant. The amount of gain subject to the special 4% tax rate will depend on the portion of the gain attributable to the exempt operations carried out by us. If the sale or exchange takes place after the expiration of the tax grant, the amount of gain subject to the special 4% tax rate will be limited to the value of the shares at the date of expiration of the tax grant reduced by: (1) the amount of exempt distributions received by the shareholder; and (2) tax basis of the shares of our common stock in the hands of the holder as computed pursuant to Act 73. Any remaining gain shall be subject to taxation pursuant to the provisions of the PR Code.

Individual residents of Puerto Rico are subject to AMT on the AMT net income if their regular tax liability is less than the AMT liability. The current AMT rates range from 10% to 24% depending on the AMT net income. At present, AMT applies with respect to individual taxpayers that have AMT net income of $150,000 or more. The AMT net income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our common stock and long-term capital gains recognized on the disposition of our common stock. Please note that any capital gain subject to the special 4% tax rate will not be subject to the AMT.

For taxable years commencing after December 31, 2012, the AMT of domestic corporations having gross revenues of $1,000,000 or more includes a tax component based on gross revenues. Gross receipts from the sale of capital assets, including gross receipts on the disposition of the shares of our common stock, are included as gross revenues for such purposes. The applicable rate on the gross revenues component of the AMT ranges from 0.2% to 0.85%.

However, please note that any capital gain subject to the special 4% tax rate will not be subject to the AMT.

Individuals Who Are Not Residents of Puerto Rico

Individuals who are not residents of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of shares of our common stock since the gain resulting thereof constitutes income from sources outside Puerto Rico and since it should not fall within one of the exceptions for the gain, profit or income derived from the sale or exchange of personal property pursuant to the PR Code.

Foreign Corporations

A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to domestic corporate income tax on any gain realized on the sale or exchange of shares of our common stock if the gain is: (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 15% if it qualifies as a long-term capital gain and will be included as gross revenues for purposes of the tax on the gross income component of the AMT.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of shares of our common stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will not be subject to Puerto Rico income tax on any capital gain realized on the sale or exchange of our common stock since the gain from the sale or exchange of the common stock by a foreign corporation constitutes income from sources outside Puerto Rico.

Estate and Gift Taxation

The transfer of shares of our common stock by inheritance by a decedent who: (1) either (A) is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico or (B) is not a citizen of the United States, (2) was a resident of Puerto Rico at the time of his or her death, and (3) did not own more than 10% of our stock (by value or vote), will not be subject to Puerto Rico estate tax. Likewise, the transfer of shares of our common stock by gift by an individual who is a resident of Puerto Rico at the time of the gift and did not own more than 10% of our stock (by value or vote) will not be subject to Puerto Rico gift tax. Other individuals are urged to consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the shares of our common stock by death or gift.

Municipal License Taxation

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the shares of our common stock or on any gain realized on the sale, exchange or redemption of the shares of our common stock.

Individuals, residents or non-residents, and corporations, domestic or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the shares of our common stock and on the gain realized on the sale, exchange or redemption of the shares of our common stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities with the current maximum rate being 1.5% in the case of financial businesses and 0.5% for other businesses.

Property Taxation

The shares of our common stock will not be subject to Puerto Rico property tax.

UNDERWRITING (CONFLICTS OF INTEREST)

Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Goldman, Sachs & Co., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as joint bookrunners for this offering. Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Goldman, Sachs & Co.	5,000,000
J.P. Morgan Securities LLC	5,000,000
Morgan Stanley & Co. LLC	2,200,000
Deutsche Bank Securities Inc.	2,200,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,450,000
Credit Suisse Securities (USA) LLC	1,450,000
UBS Securities LLC	1,450,000
William Blair & Company, L.L.C.	450,000
Apollo Global Securities, LLC	400,000
Popular Securities, Inc.	400,000

Total	20,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, as described below.

Commissions and Discounts

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at such offering price less a selling concession not in excess of $0.43875 per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total public offering price and underwriting discounts, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,000,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$22.50	$450,000,000	$517,500,000
Underwriting discounts to be paid by the selling stockholders	$0.73125	$14,625,000	$16,818,750
Proceeds, before expenses, to selling stockholders	$21.76875	$435,375,000	$500,681,250

The expenses of the offering, not including the underwriting discount, are estimated at approximately $1.3 million and are payable by us. The selling stockholders will not pay any offering expenses (other than the underwriting discounts). We have agreed with the underwriters to pay actual accountable legal fees and filing fees and other reasonable disbursements of counsel to the underwriters relating to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. in an aggregate amount not to exceed $25,000.

Option to Purchase Additional Shares

Apollo has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,000,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and the per share amount, if any, of dividends or distributions declared by us and payable on the shares purchased by them from the selling stockholders other than by exercise of their option to purchase additional shares but not payable on the shares subject to that option.

To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Discretionary Sales

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Listing

Our shares of common stock are listed on the NYSE under the trading symbol “EVTC”.

Lock-Up Agreements

We, the selling stockholders and all of our directors and officers have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 60 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or publicly disclose the intention to make any offer, sale, pledge, or disposition; or

•	enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. We have agreed that without the prior written consent of the representatives, we will not, during the period ending 60 days after the date of this prospectus, file any registration statement (other than a Registration Statement on Form S-8) with the SEC relating to any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or publicly disclose the intention to make any filing, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, the selling stockholders and all of our directors and officers agree that, without the prior written consent of the representatives, they will not, during the period ending 60 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters and are subject to other customary exceptions.

Goldman, Sachs & Co. and J.P. Morgan Securities LLC, in their sole discretion, may release or waive the restrictions on our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time as more fully described in such lock-up agreements. When determining whether or not to release our common stock and other securities from the lock-up agreements, Goldman, Sachs & Co. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option, to purchase additional shares creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. We and the selling stockholders have agreed to indemnify the several underwriters, including their controlling persons, against certain liabilities, including liabilities under the Securities Act.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Indemnification

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Pricing of the Offering

The offering price will be determined by negotiations between Apollo, Popular and the representatives. In addition to prevailing market conditions, among the factors to be considered in determining the offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive:

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive”

means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including funds affiliated with Apollo. Certain affiliates of the underwriters are agents and/or lenders under our senior secured credit facilities.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account or for the accounts of their customers, and such investment and securities activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also make investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities and instruments.

Conflicts of Interest

Each of Apollo Global Securities, LLC, an affiliate of Apollo, and Popular Securities, Inc., an affiliate of Popular, will be an underwriter of this offering. Since each of Apollo and Popular owns more than 10% of our outstanding common stock, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. In addition, because Apollo and Popular will be selling stockholders and will receive more than 5% of the proceeds of this offering, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(C)(ii) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. Since neither Apollo Global Securities, LLC nor Popular Securities, Inc. is primarily responsible for managing this offering, pursuant to FINRA Rule 5121(a)(1)(A), the appointment of a qualified independent underwriter is not necessary. As such, neither Apollo Global Securities, LLC nor Popular Securities, Inc. will confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for us by Goldman Antonetti & Córdova, LLC. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. You should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

We are subject to the proxy solicitation rules, annual and periodic reporting requirements and other requirements of the Exchange Act. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above. We will furnish our stockholders with annual reports containing audited financial statements certified by an independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

You may obtain copies of the information in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

(787) 759-9999

We also maintain an Internet site at http://www.evertecinc.com. We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports (if applicable), make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part and you should not rely on any such information in making your decision whether to purchase our securities.

EVERTEC, Inc. (Unaudited) Consolidated Balance Sheets

(Dollar amounts in thousands, except per share data)

	June 30, 2013	December 31, 2012
Assets
Current Assets:
Cash	$19,587	$25,634
Restricted cash	4,983	4,939
Accounts receivable, net	77,662	78,621
Deferred tax asset	—	1,434
Prepaid expenses and other assets	24,623	19,345

Total current assets	126,855	129,973
Investment in equity investee	10,751	11,080
Property and equipment, net	33,031	36,737
Goodwill	373,298	372,307
Other intangible assets, net	384,375	403,170
Other long-term assets	18,971	24,478

Total assets	$947,281	$977,745

Liabilities and stockholders’ equity
Current Liabilities:
Accrued liabilities	$30,257	$34,609
Accounts payable	25,589	24,482
Unearned income	2,902	1,166
Income tax payable	1,092	2,959
Current portion of long-term debt	19,000	6,052
Short-term borrowings	8,663	26,995
Deferred tax liability, net	1,204	632

Total current liabilities	88,707	96,895
Long-term debt	674,738	730,709
Long-term deferred tax liability, net	16,526	24,614
Other long-term liabilities	633	3,072

Total liabilities	780,604	855,290

Commitments and contingencies (Note 10)
Stockholders’ equity
Preferred stock, par value $0.01; 2,000,000 shares authorized; none issued	—	—
Common stock, par value $0.01; 206,000,000 shares authorized; 81,876,332 and 72,846,144 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	819	728
Additional paid-in capital	153,789	52,155
Accumulated earnings	10,951	70,414
Accumulated other comprehensive income (loss)	1,118	(842)

Total stockholders’ equity	166,677	122,455

Total liabilities and stockholders’ equity	$947,281	$977,745

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EVERTEC, Inc. (Unaudited) Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(Dollar amounts in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues
Merchant acquiring, net	$18,165	$17,028	$35,624	$34,689
Payment processing (from affiliates: $7,298, $7,708, $14,508 and $14,835)	24,285	23,803	48,397	46,702
Business solutions (from affiliates: $35,051, $30,898, $69,496 and $61,015)	46,725	43,541	92,493	85,469

Total revenues	89,175	84,372	176,514	166,860

Operating costs and expenses
Cost of revenues, exclusive of depreciation and amortization shown below	42,257	39,831	82,759	77,572
Selling, general and administrative expenses	12,138	8,477	21,001	17,464
Depreciation and amortization	17,842	17,830	35,417	35,752

Total operating costs and expenses	72,237	66,138	139,177	130,788

Income from operations	16,938	18,234	37,337	36,072

Non-operating (expenses) income
Interest income	49	77	93	199
Interest expense	(9,747)	(13,254)	(25,011)	(24,430)
Earnings of equity method investment	348	509	625	575
Other expenses:
Loss on extinguishment of debt	(58,464)	—	(58,464)	—
Termination of consulting agreements	(16,718)	—	(16,718)	—
Other expenses	(2,353)	(8,397)	(2,286)	(10,657)

Total other expenses	(77,535)	(8,397)	(77,468)	(10,657)

Total non-operating (expenses) income	(86,885)	(21,065)	(101,761)	(34,313)

(Loss) income before income taxes	(69,947)	(2,831)	(64,424)	1,759
Income tax (benefit) expense	(5,012)	(798)	(4,961)	258

Net (loss) income	(64,935)	(2,033)	(59,463)	1,501
Other comprehensive (loss) income, net of tax of $18, $7, $18 and $13
Foreign currency translation adjustments	(394)	1,230	1,960	2,336

Total comprehensive (loss) income	$(65,329)	$(803)	$(57,503)	$3,837

Net (loss) income per common share - basic	$(0.82)	$(0.03)	$(0.78)	$0.02

Net (loss) income per common share - diluted	$(0.82)	$(0.03)	$(0.78)	$0.02

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EVERTEC, Inc. (Unaudited) Consolidated Statement of Changes in Stockholders’ Equity

(Dollar amounts in thousands)

	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
Balance at December 31, 2012	72,846,144	$728	$52,155	$70,414	$(842)	$122,455
Issuance of common stock upon initial public offering, net of offering costs	6,250,000	63	112,369			112,432
Share-based compensation recognized			5,483			5,483
Tax windfall benefit on exercises of stock options			470			470
Stock options exercised, net of cashless exercise	2,780,188	28	(16,688)			(16,660)
Net loss				(59,463)		(59,463)
Other comprehensive income					1,960	1,960

Balance at June 30, 2013	81,876,332	$819	$153,789	$10,951	$1,118	$166,677

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EVERTEC, Inc. (Unaudited) Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Six months ended June 30,
	2013	2012
Cash flows from operating activities
Net (loss) income	$(59,463)	$1,501
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	35,417	35,752
Amortization of debt issue costs and premium and accretion of discount	2,369	2,427
Write-off of debt issue costs, premium and discount accounted as loss on extinguishment	16,555	—
Provision for doubtful accounts and sundry losses	826	1,173
Deferred tax benefit	(6,251)	(5,212)
Share-based compensation	5,483	557
Unrealized (gain) loss of indemnification assets	(19)	216
Amortization of a contract liability	—	(703)
Loss on disposition of property and equipment	32	47
Earnings from equity method investment	(625)	(575)
Dividend received from equity method investment	500	728
Premium on issuance of long-term debt	—	2,000
(Increase) decrease in assets:
Accounts receivable, net	492	4,247
Prepaid expenses and other assets	(5,417)	993
Other long-term assets	(323)	—
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(3,347)	260
Income tax payable	(1,867)	(1,292)
Unearned income	1,736	(124)

Total adjustments	45,561	40,494

Net cash (used in) provided by operating activities	(13,902)	41,995

Cash flows from investing activities
Net increase in restricted cash	(44)	(233)
Intangible assets acquired	(7,927)	(3,712)
Property and equipment acquired	(4,384)	(5,166)
Proceeds from sales of property and equipment	11	43

Net cash used in investing activities	(12,344)	(9,068)

Cash flows from financing activities
Proceeds from initial public offering, net of offering costs of $12,567	112,369	—
Proceeds from issuance of debt	700,000	208,725
Statutory minimum withholding taxes paid on cashless exercises of stock options	(16,688)	—
Debt issuance costs	(12,077)	(2,174)
Repayment of short-term borrowings	(18,332)	—
Dividends paid	—	(269,772)
Tax windfall benefits on exercises of stock options	470	—
Issuance of common stock	91	250
Repayment of other financing agreement	(112)	—
Repayment of long-term debt	(745,522)	—

Net cash provided by (used in) financing activities	20,199	(62,971)

Net decrease in cash	(6,047)	(30,044)
Cash at beginning of the period	25,634	56,200

Cash at end of the period	$19,587	$26,156

Supplemental disclosure of non-cash activities:
Dividend declared not received from equity method investment	$500	$1,457

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Notes to Unaudited Consolidated Financial Statements

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 1—The Company and Summary of Significant Accounting Policies

The Company

EVERTEC, Inc. (formerly known as Carib Latam Holdings, Inc.) and its subsidiaries (collectively the “Company,” “EVERTEC,” “we,” “us,” or “our”) is the leading full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We process over 1.8 billion transactions annually, and manage the electronic payment network for over 4,100 automated teller machines (“ATM”) and over 104,000 point-of-sale (“POS”) payment terminals. According to the July 2012 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America based on total number of transactions. We own and operate the ATH network, one of the leading ATM and personal identification number debit networks in Latin America. In addition, we provide a comprehensive suite of services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions that are essential to their operations, enabling them to issue, process and accept transactions securely, and we believe that our business is well positioned to continue to expand across the fast growing Latin American region.

Our subsidiaries include EVERTEC Intermediate Holdings, LLC (“Holdings,” formerly known as Carib Holdings, Inc.), EVERTEC Group, LLC (“EVERTEC Group”), EVERTEC Dominicana SAS., EVERTEC Panamá, S.A., EVERTEC Latinoamérica, S.A., EVERTEC Costa Rica, S.A. (“EVERTEC CR”), Tarjetas Inteligentes Internacionales, S.A., EVERTEC Guatemala, S.A. and EVERTEC México Servicios de Procesamiento, S.A. de C.V.

Initial Public Offering

On April 17, 2013, the Company completed its initial public offering (“Initial Public Offering”) of 28,789,943 shares of common stock at a price to the public of $20.00 per share. A total of 6,250,000 shares were offered by the Company and a total of 22,539,943 shares were offered by selling stockholders of the Company, of which 13,739,284 shares were sold by an affiliate of Apollo Global Management, LLC (“Apollo”) and 8,800,659 shares were sold by Popular. The Company used net proceeds of approximately $117.4 million from its sale of shares in the Initial Public Offering and proceeds from borrowings under the 2013 Credit Agreement (as defined in Note 5), together with available cash on hand, to redeem its senior notes (as defined in Note 5) and to refinance its previous senior secured credit facilities.

Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of EVERTEC, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of the accompanying unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements. Actual results could differ from these estimates.

In the opinion of management, the accompanying unaudited consolidated financial statements, prepared in accordance with GAAP, contain all adjustments, all of which are normal and recurring in nature, necessary for a fair presentation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from the unaudited consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). As these unaudited

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

consolidated financial statements are prepared using the same accounting principles and policies used to prepare the annual financial statements, they should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 31, 2012, included in the Company’s Registration Statement on Form S-1 (File No. 333-186487) (as amended, the “Registration Statement”), which was declared effective by the SEC on April 11, 2013. The results of operations for the three and six months ended June 30, 2013 are not necessarily indicative of the results of operations for the full year or any future period.

On April 1, 2013, EVERTEC’s Board of Directors declared a two for one stock split of our outstanding Class A and Class B common stock. Accordingly, all shares of outstanding common stock or restricted stock, or shares of common stock underlying outstanding options, and all per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this stock split, except for the par value of the common stock, which was not adjusted by the stock split and the impact was recorded as additional paid-in capital. Under the certificate of incorporation, as amended by the certificate of amendment, which became effective on April 1, 2013, EVERTEC’s authorized capital consists of 206,000,000 shares of common stock and 2,000,000 shares of preferred stock.

The Consolidated Balance Sheet as of December 31, 2012 was derived from the audited consolidated financial statements for the fiscal year ended December 31, 2012 included in the Registration Statement.

Certain reclassifications have been made to certain prior period notes to the unaudited consolidated financial statements to conform with the presentation in 2013.

Summary of Significant Accounting Policies

Share-based Compensation

Management uses the fair value method of recording stock-based compensation as described in the guidance for stock compensation in ASC topic 718. The fair value of the stock options granted during 2011 and 2012 was estimated using the Black-Scholes-Merton (“BSM”) option pricing model for Tranche A options granted under the EVERTEC, Inc. Amended and Restated 2010 Equity Incentive Plan (the “Equity Incentive Plan”) and the Monte Carlo simulation analysis for Tranche B and Tranche C options.

Upon option exercise, participants may elect to “net share settle”. Rather than requiring the participant to deliver cash to satisfy the exercise price and statutory minimum tax withholdings, the Company withholds a sufficient number of shares to cover these amounts and delivers the net shares to the participant. The Company recognizes the associated tax withholding obligation as a reduction of additional paid-in capital.

As compensation expense is recognized, a deferred tax asset is established. At the time stock options are exercised, a current tax deduction arises based on the value at the time of exercise. This deduction may exceed the associated deferred tax asset, resulting in a “windfall tax benefit”. The windfall is recognized in the unaudited consolidated balance sheet as an increase to additional paid-in capital, and is included in the unaudited consolidated statement of cash flows as a financing inflow.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is determined by dividing net income (loss) by the weighted-average number of common shares outstanding during the period.

Diluted net income (loss) per common share assumes the issuance of all potentially dilutive share equivalents using the treasury stock method.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 2—Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standard Board issued Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the Emerging Issues Task Force). This ASU addresses when unrecognized tax benefits should be presented as reductions to deferred tax assets for net operating loss carryforwards in the financial statements. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application is permitted. Management does not expect this ASU to impact EVERTEC’s financial statements.

Note 3—Property and Equipment, net

Property and equipment, net consists of the following:

(Dollar amounts in thousands)	Useful life in years	June 30, 2013	December 31, 2012
Buildings	30	$1,732	$2,096
Data processing equipment	3 - 5	60,883	59,901
Furniture and equipment	3 - 20	6,651	6,183
Leasehold improvements	5 - 10	2,430	2,380

		71,696	70,560
Less—accumulated depreciation and amortization		(40,200)	(35,331)

Depreciable assets, net		31,496	35,229
Land		1,535	1,508

Property and equipment, net		$33,031	$36,737

Depreciation and amortization expense related to property and equipment was $4.1 million and $8.1 million for both the three and six months ended June 30, 2013 and the corresponding 2012 periods.

Note 4—Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill, allocated by reportable segments, were as follows (See Note 12):

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Total
Balance at December 31, 2012	$138,121	$187,028	$47,158	$372,307
Foreign currency translation adjustments	—	734	257	991

Balance at June 30, 2013	$138,121	$187,762	$47,415	$373,298

Goodwill is tested for impairment at least annually using the qualitative assessment option or step zero process. Using this process, the Company first assesses whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount.

During 2012, the Company completed the impairment evaluation, as described above, and determined that there are no impairment losses to be recognized during the period. There were no triggering events or changes in circumstances that subsequent to the impairment test would have required an additional impairment evaluation.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The carrying amount of other intangible assets for the six months ended June 30, 2013 and the year ended December 31, 2012 consisted of the following:

		June 30, 2013
(Dollar amounts in thousands)	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$314,093	$(61,975)	$252,118
Trademark	10 - 15	39,950	(9,526)	30,424
Software packages	3 - 5	118,438	(62,779)	55,659
Non-compete agreement	15	56,539	(10,365)	46,174

Other intangible assets, net		$529,020	$(144,645)	$384,375

		December 31, 2012
(Dollar amounts in thousands)	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$313,726	$(50,769)	$262,957
Trademark	10 - 15	39,950	(7,794)	32,156
Software packages	3 - 5	110,478	(50,479)	59,999
Non-compete agreement	15	56,539	(8,481)	48,058

Other intangible assets, net		$520,693	$(117,523)	$403,170

For the three and six months ended June 30, 2013, the Company recorded amortization expense related to other intangibles of $13.7 million and $27.3 million, respectively, compared to $13.7 million and $27.6 million for the corresponding 2012 periods.

The estimated amortization expense of the balances outstanding at June 30, 2013 for the next five years is as follows:

(Dollar amounts in thousands)
Remaining 2013	$26,531
2014	48,776
2015	44,430
2016	34,685
2017	31,344
2018	29,691

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 5—Debt and Short-Term Borrowings

Total debt as of June 30, 2013 and December 31, 2012 was as follows:

(Dollar amounts in thousands)	June 30, 2013	December 31, 2012
Senior Secured Credit Facility (Term A) due on April 17, 2018 paying interest at a variable interest rate (London InterBank Offered Rate (“LIBOR”) plus applicable margin(1))	$299,609	$—
Senior Secured Credit Facility (Term B) due on April 17, 2020 paying interest at a variable interest rate (LIBOR plus applicable margin(2))	394,129	—
Senior Secured Credit Facility due on September 30, 2016 paying interest at a variable interest rate (LIBOR plus applicable margin(3))	—	484,414
Senior Secured Revolving Credit Facility paying interest at a variable interest rate	—	14,000
Senior Notes due on October 1, 2018, paying interest semi-annually at a rate of 11% per annum	—	252,347
Other short-term borrowing	8,663	12,995

Total debt	$702,401	$763,756

(1)	Applicable margin of 2.50% at June 30, 2013.
(2)	Subject to a minimum rate (“LIBOR floor”) of 0.75% plus applicable margin of 2.75% at June 30, 2013.
(3)	Subject to a minimum rate (“LIBOR floor”) of 1.50% plus applicable margin of 4.00% at December 31, 2012.

Senior Secured Credit Facilities

On April 17, 2013, EVERTEC Group entered into a credit agreement (the “2013 Credit Agreement”) governing the senior secured credit facilities, consisting of a $300.0 million term loan A facility which matures on April 17, 2018, a $400.0 million term loan B facility which matures on April 17, 2020 and a $100.0 million revolving credit facility which matures on April 18, 2018. The net proceeds received by EVERTEC Group from the new senior secured credit facilities, together with other cash available to EVERTEC Group, were used to, among other things, refinance EVERTEC Group’s previous senior secured credit facilities and redeem a portion of EVERTEC’s 11% Senior Notes due 2018 (the “senior notes”), as further described below.

As a result of the debt refinancing, EVERTEC Group’s previous senior secured credit facilities were evaluated under ASC 470-50, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“ASC 470-50”). Accordingly, a portion of the unamortized discount and debt issue costs amounting to $6.4 million and $5.9 million, respectively, were treated as a modification and will be amortized over the term of the new debt using the interest method. The remaining unamortized discount and debt issue costs of $3.4 million and $3.0 million, respectively, were considered to be related to the portion of the debt that was extinguished and written-off.

Senior Notes

On March 29, 2013, EVERTEC Group provided notice to Wilmington Trust, National Association (the “Trustee”) pursuant to the Indenture, dated as of September 30, 2010 (as supplemented by Supplemental Indenture No. 1, dated as of April 17, 2012, Supplemental Indenture No. 2, dated as of May 7, 2012 and Supplemental Indenture No. 3, dated as of May 7, 2012) between EVERTEC Group and EVERTEC Finance Corp. (together, the “Co-Issuers”), the Guarantors named therein and the Trustee (the “Indenture”), that the Co-Issuers had elected to (i) redeem $91.0 million principal amount of their outstanding senior notes, at a redemption price of 111.0%, plus accrued and unpaid interest, on April 29, 2013 (the “Partial Redemption”) and (ii) redeem all of their outstanding senior notes (after giving effect to the redemption of $91.0 million principal

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

amount of the senior notes described in clause (i)) at a redemption price of 100% plus a make-whole premium, plus accrued and unpaid interest, on April 30, 2013 (the “Full Redemption”). On April 17, 2013, the Co-Issuers and the Trustee entered into a Satisfaction and Discharge Agreement whereby EVERTEC Group caused to be irrevocably deposited with the Trustee, to satisfy and to discharge the Co-Issuers’ obligations under the Indenture (a) a portion of the net cash proceeds received by the Company in the Initial Public Offering to Holdings, which contributed such proceeds to EVERTEC Group, in an amount sufficient to effect the Partial Redemption on April 29, 2013 and (b) proceeds from the 2013 Credit Agreement described above in an amount sufficient to effect the Full Redemption on April 30, 2013. On April 29, 2013, the Partial Redemption was effected and on April 30, 2013, the Full Redemption was effected.

Based on accounting guidance, the senior notes were considered extinguished. Accordingly, the outstanding premium of $1.8 million and unamortized debt issuance costs of $7.0 million were written-off and presented as a loss on extinguishment of debt. In addition, the redemption premium payments totaling $41.9 million were accounted for as a loss on extinguishment of debt.

New Senior Secured Credit Facilities

Term A

The term loan A has a principal amount of $300.0 million (“Term A Loan”) and requires principal payments on the last business day of each quarter equal to: (a) 1.250% of the original principal amount commencing on September 30, 2013 through June 30, 2016; (b) 1.875% of the original principal amount from September 30, 2016 through June 30, 2017; (c) 2.50% of the original principal amount from September 30, 2017 through March 31, 2018; and (d) the remaining outstanding principal amount on the maturity of the Term A Loan on April 17, 2018. Interest is payable at a rate equal to, at the Company’s option, either (a) LIBOR Rate plus an applicable margin ranging from 2.00% to 2.50% or (b) Base Rate plus an applicable margin ranging from 1.00% to 1.50%. Term A Loan has no interest rate minimum or floor.

Term B

The term loan B has a principal amount of $400.0 million (“Term B Loan”) and requires principal payments on the last business day of each quarter equal to 0.250% of the original principal amount commencing on September 30, 2013 and the remaining outstanding principal amount on the maturity of the Term B Loan on April 17, 2020. Interest is payable at a rate equal to, at the Company’s option, either (a) LIBOR Rate plus an applicable margin ranging from 2.50% to 2.75%; or (b) Base Rate plus an applicable margin ranging from 1.50% to 1.75%. The LIBOR Rate and Base Rate are subject to floors of 0.75% and 1.75%, respectively.

Revolving Credit Facility

The revolving credit facility has an available balance up to $100.0 million, with an interest rate on loans calculated the same as the applicable Term A Loan rate. The facility matures on April 17, 2018 and has a “commitment fee” payable one business day after the last business day of each quarter calculated based on the available unused commitment during the preceding quarter. The commitment fee for the unused portion of this facility ranges from 0.125% to 0.375% based on utilization. As of June 30, 2013, the revolving credit facility was undrawn.

All loans may be prepaid without premium or penalty, except for a 1% premium payable if any of the Term B Loans are refinanced or repriced with debt having a lower effective interest rate on or prior to April 17, 2014.

The new senior secured credit facilities were evaluated under accounting guidance and accordingly, $7.2 million of debt issue costs were capitalized and are being amortized over the term of the new debt using the

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

interest method and $4.9 million of debt issue costs were expensed and are presented as a loss on the extinguishment of debt.

The new senior secured credit facilities contain various restrictive covenants. The Term A Loan and the revolving credit facility (subject to certain exceptions) require us to maintain on a quarterly basis a specified maximum senior secured leverage ratio of up to 6.60 as defined in the 2013 Credit Agreement (total first lien secured debt to adjusted EBITDA). In addition, the 2013 Credit Agreement, among other things: (a) limits our ability and the ability of our subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) restricts our ability to enter into agreements that would restrict the ability of our subsidiaries to pay dividends or make certain payments to us; and (c) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. As of June 30, 2013, the Company was in compliance with the applicable restrictive covenants under the 2013 Credit Agreement.

Note 6—Financial Instruments and Fair Value Measurements

Recurring Fair Value Measurements

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of input that may be used to measure fair value:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company uses observable inputs when available. Fair value is based upon quoted market prices when available. If market prices are not available, the Company may employ internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. The Company limits valuation adjustments to those deemed necessary to ensure that the financial instrument’s fair value adequately represents the price that would be received or paid in the marketplace. Valuation adjustments may include consideration of counterparty credit quality and liquidity as well as other criteria. The estimated fair value amounts are subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in estimating fair value could affect the results. The fair value measurement levels are not indicative of risk of investment.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The following table summarizes fair value measurements by level at June 30, 2013 and December 31, 2012 for assets measured at fair value on a recurring basis:

(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Total
June 30, 2013
Financial assets:
Indemnification assets:
Software cost reimbursement	$—	$—	$4,540	$4,540

December 31, 2012
Financial assets:
Indemnification assets:
Software cost reimbursement	$—	$—	$6,099	$6,099

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management’s best judgment with respect to current economic conditions, including discount rates and estimates of future cash flows.

Indemnification assets include the present value of the expected future cash flows of certain expense reimbursement agreements with Popular. These contracts have termination dates up to September 2015 and were entered into in connection with the Merger. Management prepared estimates of the expected reimbursements to be received from Popular until the termination of the contracts, discounted the estimated future cash flows and recorded the indemnification assets as of the Merger closing date. Payments received during the quarters reduced the indemnification asset balance. The remaining balance was adjusted to reflect its fair value as of June 30, 2013, therefore resulting in a net unrealized gain of approximately $3,000 and $19,000 for the three and six months ended June 30, 2013, respectively, and an unrealized loss of approximately $41,000 and $0.2 million for the three and six months ended June 30, 2012, respectively, which are reflected within the other expenses caption in the unaudited consolidated statements of (loss) income and comprehensive (loss) income. The current portion of the indemnification assets is included within accounts receivable, net, and the other long-term portion is included within other long-term assets in the accompanying unaudited consolidated balance sheets.

The unobservable inputs related to the Company’s indemnification assets as of June 30, 2013 using the discounted cash flow model include the discount rate of 5.64% and the projected cash flows of $4.8 million.

For indemnification assets a significant increase or decrease in market rates and cash flows could result in a significant impact to the fair value. Also, the credit rating and/or the non-performance credit risk of Popular, which is subjective in nature, also could increase or decrease the sensitivity of the fair value of these assets.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The following table presents the carrying value, as applicable, and estimated fair values for financial instruments at June 30, 2013 and December 31, 2012:

	June 30, 2013		December 31, 2012
(Dollar amounts in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Indemnification assets:
Software cost reimbursement	$4,540	$4,540	$6,099	$6,099

Financial liabilities:
New senior secured term loans	$693,738	$694,900	$—	$—
Senior secured term loan	—	—	484,414	497,498
Senior notes	—	—	252,347	275,550

The fair value of the new senior secured term loans at June 30, 2013, as well as the previous senior secured term loan and the senior notes at December 31, 2012 were obtained using the prices provided by third party service providers. Their pricing is based on various inputs such as: market quotes, recent trading activity in a non-active market or imputed prices. Also, the pricing may include the use of an algorithm that could take into account movement in the general high yield market, among other variants.

The previous senior secured term loan and senior notes as well as the new senior secured term loans, which are not measured at fair value in the balance sheets, could be categorized as Level 3 in the fair value hierarchy.

The following table provides a summary of the change in fair value of the Company’s Level 3 assets:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	2013	2012
Indemnification assets:
Beginning balance	$5,558	$6,580	$6,099	$7,464
Payments received	(1,021)	(419)	(1,578)	(1,128)
Unrealized gain (loss) recognized in other expenses	3	(41)	19	(216)

Ending balance	$4,540	$6,120	$4,540	$6,120

Note 7—Share-based Compensation

The following table summarizes the nonvested stock options activity for the six months ended June 30, 2013:

Nonvested stock options	Shares	Weighted-average exercise prices
Nonvested at December 31, 2012	4,571,258	$2.16
Vested	(3,436,392)	2.11

Nonvested at June 30, 2013	1,134,866	$2.30

Management uses the fair value method of recording stock-based compensation as described in the guidance for stock compensation in ASC topic 718.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The following table summarizes the nonvested restricted shares activity for the six months ended June 30, 2013:

Nonvested restricted shares	Shares	Weighted-average grant date fair value
Nonvested at December 31, 2012	115,420	$5.90
Vested	(115,420)	5.90

Nonvested at June 30, 2013	—	$—

Share-based compensation recognized was as follows:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	2013	2012
Share-based compensation recognized, net
Stock options, net of income tax of $488, $40, $500 and $87	$5,062	$134	$5,212	$291
Restricted shares, net of income tax of $11, $49, $26 and $80	90	163	271	266

Pursuant to the terms of the Equity Incentive Plan, Tranche B options granted to employees and certain directors would vest at such time as the Investor Internal Rate of Return (“IRR”) equals or exceeds 25%, except for one grant that vests upon a 20% IRR, based on cash proceeds received by Apollo Investment Fund VII, L.P. (the “Investor”), and Tranche C options would vest at such time as the IRR equals or exceeds 30% based on cash proceeds received by the Investor.

As a result of the Initial Public Offering, the IRR required by the Tranche B and C options was achieved and accordingly, all Tranche B and C options became vested. As a result, the Company recognized a share-based compensation expense of $4.9 million in April 2013.

The maximum unrecognized cost for stock options was $1.5 million as of June 30, 2013 related to Tranche A time vesting options.

Note 8—Income Tax

The components of income tax (benefit) expense for the three and six months ended June 30, 2013 and 2012 consisted of the following:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	2013	2012
Current tax provision	$1,005	$3,452	$1,290	$5,470
Deferred tax benefit	(6,017)	(4,250)	(6,251)	(5,212)

Income tax (benefit) expense	$(5,012)	$(798)	$(4,961)	$258

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The Company conducts operations in Puerto Rico and certain countries throughout the Caribbean and Latin America. As a result, the income tax expense includes the effect of taxes paid to the Puerto Rico government as well as foreign jurisdictions. The following table presents the components of income tax expense (benefit) for the three and six months ended June 30, 2013 and 2012 and its segregation based on location of operations:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	2013	2012
Current tax provision
Puerto Rico	$(122)	$3,040	$256	$4,950
United States	210	159	429	343
Foreign countries	917	253	605	177

Total current tax provision	$1,005	$3,452	$1,290	$5,470

Deferred tax benefit
Puerto Rico	$(5,880)	$(4,096)	$(5,956)	$(4,905)
United States	—	—	(2)	—
Foreign countries	(137)	(154)	(293)	(307)

Total deferred tax benefit	$(6,017)	$(4,250)	$(6,251)	$(5,212)

Taxes payable to foreign countries by EVERTEC’s subsidiaries will be paid by such subsidiary and the corresponding liability and expense will be presented in EVERTEC’s consolidated financial statements.

On June 30, 2013, the Governor of Puerto Rico signed into law Act 40, effective as of January 1, 2013, which increased the maximum corporate income tax rate from 30% to 39%. This rate increase is only applicable to the fully taxable operations of EVERTEC. As a result of this tax rate increase, the deferred taxes were revalued resulting in the Company recognizing additional non-cash income tax expense of $1.4 million for the six months ended June 30, 2013. In addition, Act 40 established a national gross receipts tax based on gross revenues that is included as part of the alternative minimum tax calculation.

The income tax (benefit) expense differs from the amount computed by applying the Puerto Rico statutory income tax rate to the income before income taxes as a result of the following:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	2013	2012
Computed income tax at statutory rates	$(26,782)	$(851)	$(25,125)	$526
Benefit of net tax-exempt interest income	(53)	(2)	(94)	(4)
Adjustment to deferred taxes due to changes in enacted tax rate	1,441	—	1,441	—
Differences in tax rates due to multiple jurisdictions	102	99	282	251
Effect of income subject to tax-exemption grant	19,983	(479)	18,982	(605)
Reversal of tax uncertainties reserve	—	—	(846)	(640)
Fair value adjustment of indemnification assets	—	62	—	364
Effect of net operating losses in foreign entities	(57)	278	—	278
Other	354	95	399	88

Income tax (benefit) expense	$(5,012)	$(798)	$(4,961)	$258

The recorded net operating losses (“NOL”) carryforwards differs from the amount of NOL available to the Company for tax purposes due to a windfall tax benefit. This benefit results from tax deductions in excess of

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

previously recorded compensation expense due to differences in fair value of the stock options at the time of the grant versus at the time of the exercise. Although these windfalls are available to the Company, the additional tax benefit associated with the windfall cannot be recognized until the deduction reduces taxes payable. The unused amount of windfall remains as an off-balance sheet item, however it is available to offset future taxable income. Total available gross NOL related to the windfall tax benefit that does not reduce income tax payable in the current year amounted to $59.0 million at June 30, 2013, which will result in a future tax benefit of $8.4 million. This NOL carryforward expires in 2023.

There are no open uncertain tax positions as of June 30, 2013.

Note 9—Net (Loss) Income Per Common Share

The reconciliation of the numerator and denominator of the (loss) income per common share is as follows:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands, except per share data)	2013	2012	2013	2012
Net (loss) income	$(64,935)	$(2,033)	$(59,463)	$1,501

Weighted average common shares outstanding	78,928,780	72,672,852	75,849,551	72,659,463
Weighted average potential dilutive common shares (1)(2)	—	—	—	4,243,747

Weighted average common shares outstanding—assuming dilution	78,928,780	72,672,852	75,849,551	76,903,210

Net (loss) income per common share—basic	$(0.82)	$(0.03)	$(0.78)	$0.02

Net (loss) income per common share—diluted	$(0.82)	$(0.03)	$(0.78)	$0.02

(1)	Potential common shares consist of common stock issuable under the assumed exercise of stock options and restricted stock awards using the treasury stock method.
(2)	For the three months ended June 30, 2013 and 2012, 3,818,726 and 3,950,989, respectively, potential common shares consisting of common stock under the assumed exercise of stock options and restricted stock awards using the treasury stock method were not included in the computation of the diluted net (loss) income per share since their inclusion would have an antidilutive effect. For the six months ended June 30, 2013, 4,227,114 potential common shares consisting of common stock under the assumed exercise of stock options and restricted stock awards using the treasury stock method were not included in the computation of the diluted net (loss) income per share since their inclusion would have an antidilutive effect.

Note 10—Commitments and Contingencies

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is recorded as a deferred rent obligation. Total deferred rent obligation as of June 30, 2013 and December 31, 2012 amounted to $0.3 million and is included within the accounts receivable, net caption in the accompanying unaudited consolidated balance sheets.

Rent expense of office facilities and real estate for the three and six months ended June 30, 2013 amounted to $2.0 million and $4.0 million, respectively, compared to $1.9 million and $3.9 million for the corresponding 2012 periods. Also, rent expense for telecommunications and other equipment for the three and six months ended June 30, 2013 amounted to $1.8 million and $3.5 million, respectively, compared to $1.9 million and $3.7 million for the corresponding 2012 periods.

EVERTEC is a defendant in a number of legal proceedings arising in the ordinary course of business. Based on the opinion of legal counsel and other factors, management believes that the final disposition of these matters

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

will not have a material adverse effect on the business, results of operations or financial condition of the Company. The Company has identified certain claims as a result of which a loss may be incurred, but in the aggregate the loss would be minimal. For other claims, where the proceedings are in an initial phase, the Company is unable to estimate the range of possible loss for such legal proceedings. However, the Company at this time believes that any loss related to these latter claims will not be material.

Note 11—Related Party Transactions

The following table presents the Company’s transactions with related parties for the three and six months ended June 30, 2013 and 2012:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	2013	2012
Total revenues(1)(2)	$42,349	$38,606	$84,004	$75,880

Rent and other fees(3)(4)	$27,212	$2,663	$30,072	$5,822

Interest earned from and charged by affiliate
Interest income	$23	$59	$42	$157

Interest expense(5)	$577	$1,858	$2,471	$3,743

(1)	Total revenues from Popular as a percentage of revenues were 47%, 45%, 47% and 44% for each of the periods presented above.
(2)	Includes revenues generated from investee accounted for under the equity method of $0.8 million and $1.7 million for the three and six months ended June 30, 2013, respectively, and $0.9 million and $1.7 million for the corresponding 2012 periods.
(3)	Includes management fees to equity sponsors amounting to $19.4 million and $20.3 million for the three and six months ended June 30, 2013, respectively, compared to $0.7 million and $2.0 million for the corresponding 2012 periods. Management fees paid during 2013 includes $16.7 million resulting from the termination of the consulting agreements as explained below. Rent and other fees also includes $5.9 million paid to Popular in connection with the redemption premium on the senior notes for the three and six months ended June 30, 2013.
(4)	Includes $4.6 million, $2.7 million, $7.5 million and $5.8 million recorded as selling, general and administrative expenses for each of the periods presented above, and $22.6 million recorded as non-operating expenses for the three and six months ended June 30, 2013 in the unaudited consolidated statement of (loss) income and comprehensive (loss) income.
(5)	Interest expense relates to interest accrued on the senior secured term loan and senior notes held by Popular. As a result of the debt refinancing and the redemption of the senior notes in April 2013, Popular’s participation in such debt was extinguished. See Note 5 for additional information related to the extinguishment of this debt.

On April 17, 2013, EVERTEC entered into a termination agreement with Holdings, EVERTEC Group and Popular and a termination agreement with Holdings, EVERTEC Group and Apollo Management VII, L.P. in connection with the Initial Public Offering (the “Termination Agreements”). The Termination Agreements terminated the consulting agreements (the “Consulting Agreements”), each dated September 30, 2010, entered into by Holdings and EVERTEC Group with each of Popular and Apollo Management, pursuant to which Holdings and EVERTEC Group received certain advisory services from each of Popular and Apollo Management. The Consulting Agreements were terminated in their entirety upon payment of termination fees of approximately $8.5 million to Apollo Management and $8.2 million to Popular, in each case, plus any unreimbursed expenses payable in accordance with the terms of the Termination Agreements.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

At June 30, 2013 and December 31, 2012, EVERTEC had the following balances arising from transactions with related parties:

(Dollar amounts in thousands)	June 30, 2013	December 31, 2012
Cash and restricted cash deposits in affiliated bank	$15,547	$19,438

Indemnification assets from Popular reimbursement(1)
Accounts receivable	$2,080	$2,157

Other long-term assets	$2,460	$3,942

Other due/to from affiliate
Accounts receivable	$20,342	$19,252

Accounts payable(2)	$5,481	$3,845

Other long-term liabilities(2)	$520	$2,847

Long-term debt	$—	$90,186

(1)	Recorded in connection with reimbursements from Popular regarding certain software license fees.
(2)	Includes an account payable of $0.2 million and $0.4 million and a long-term liability of $0.5 million and $2.8 million for June 30, 2013 and December 31, 2012, respectively, related to the unvested portion of stock options as a result of the equitable adjustment approved by our Board of Directors on December 18, 2012 that will be payable to executive officers and employees upon vesting of stock options.

At June 30, 2013, EVERTEC Group has a credit facility with Popular for $3.6 million, on behalf of EVERTEC CR, under which a letter of credit of a similar amount was issued.

Note 12—Segment Information

The Company operates in three business segments: merchant acquiring, payment processing and business solutions.

The merchant acquiring segment consists of revenues from services that allow merchants to accept electronic methods of payment. In the merchant acquiring segment, revenues include a discount fee and membership fees charged to merchants, debit network fees and rental fees from POS devices and other equipment, net of credit card interchange and assessment fees charged by credit cards associations (such as VISA or MasterCard) or payment networks. The discount fee is generally a percentage of the transaction value. We also charge merchants for other services that are unrelated to the number of transactions or the transaction value.

The payment processing segment revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, including related services such as authorization, processing, management and recording of ATM and POS transactions, and ATM management and monitoring. Payment processing revenues also include revenues from card processing services (such as credit and debit card processing, authorization and settlement and fraud monitoring and control to debit or credit issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and electronic benefit transfer (“EBT”) (which principally consist of services to the government of Puerto Rico for the delivery of benefits to participants).

For ATH network and processing services, revenues are primarily driven by the number of transactions processed. Revenues are derived primarily from network fees, transaction switching and processing fees, and the leasing POS devices. For card issuer processing, revenues are primarily dependent upon the number of cardholder accounts on file, transactions and authorizations processed, the number of cards embossed and other processing services. For EBT services, revenues are primarily derived from the number of beneficiaries on file.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The business solutions segment consist of revenues from a full suite of business process management solutions in various product areas such as core bank processing, network hosting and management, IT professional services, business process outsourcing, item processing, cash processing, and fulfillment. Core bank processing and network services revenues are derived in part from a recurrent fee and from fees based on the number of accounts on file (i.e. savings or checking accounts, loans, etc) or computer resources utilized. Revenues from other processing services within the business solutions segment are generally volume-based and depend on factors such as the number of accounts processed. In addition, we are a reseller of hardware and software products and these resale transactions are generally one-time transactions.

The Company’s business segments are organized based on the nature of products and services. The Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources.

Management evaluates the operating results of each of its reportable segments based upon revenues and operating income. Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by earnings. As such, segment assets are not disclosed in the notes to the accompanying unaudited consolidated financial statements.

The following tables set forth information about the Company’s operations by its three business segments for the periods indicated:

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Other		Total
Three months ended June 30, 2013
Revenues	18,165	30,603	46,725	(6,318	)(1)	89,175
Income from operations	8,161	11,719	8,784	(11,726	)(2)	16,938
Three months ended June 30, 2012
Revenues	17,028	29,019	43,541	(5,216	)(1)	84,372
Income from operations	7,970	12,756	8,870	(11,362	)(2)	18,234

(1)	Represents the elimination of intersegment revenues for services provided by the payment processing segment to the merchant acquiring segment, and other miscellaneous intersegment revenues.
(2)	Primarily represents non-operating depreciation and amortization expenses generated as a result of the Merger and certain non-recurring fees and expenses.

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Other		Total
Six months ended June 30, 2013
Revenues	35,624	59,826	92,493	(11,429	)(1)	176,514
Income from operations	17,395	25,270	19,318	(24,646	)(2)	37,337
Six months ended June 30, 2012
Revenues	34,689	57,248	85,469	(10,546	)(1)	166,860
Income from operations	16,511	25,065	17,950	(23,454	)(2)	36,072

(1)	Represents the elimination of intersegment revenues for services provided by the payment processing segment to the merchant acquiring segment, and other miscellaneous intersegment revenues.
(2)	Primarily represents non-operating depreciation and amortization expenses generated as a result of the Merger and certain non-recurring fees and expenses.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The reconciliation of income from operations to consolidated net income for the three and six months ended June 30, 2013 and 2012 is as follows:

	Three months ended June 30,		Six months ended June 30,
(Dollar amounts in thousands)	2013	2012	2013	2012
Segment income from operations
Merchant acquiring	$8,161	$7,970	$17,395	$16,511
Payment processing	11,719	12,756	25,270	25,065
Business solutions	8,784	8,870	19,318	17,950

Total segment income from operations	28,664	29,596	61,983	59,526
Merger related depreciation and amortization and other unallocated expenses(1)	(11,726)	(11,362)	(24,646)	(23,454)

Income from operations	$16,938	$18,234	$37,337	$36,072

Interest expense, net	(9,698)	(13,177)	(24,918)	(24,231)
Earnings of equity method investment	348	509	625	575
Other expenses	(77,535)	(8,397)	(77,468)	(10,657)
Income tax benefit (expense)	5,012	798	4,961	(258)

Net (loss) income	$(64,935)	$(2,033)	$(59,463)	$1,501

(1)	Primarily represents non-operating depreciation and amortization expenses generated as a result of the Merger and certain non-recurring fees and expenses.

Note 13—Subsequent Events

The Company evaluated subsequent events through the date that these unaudited consolidated financial statements were issued. There were no subsequent events requiring disclosure other than those disclosed below.

Quarterly Dividend. On August 7, 2013, the Board of Directors of EVERTEC approved a regular quarterly cash dividend of $0.10 per common share. The first quarterly dividend is payable on September 6, 2013 to stockholders of record at the close of business on August 19, 2013.

Grant of Restricted Stock Units. On August 7, 2013, EVERTEC granted to two of its directors restricted stock units with a grant date value of $75,000, in accordance with the Company’s independent director compensation policy.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of EVERTEC, Inc.:

In our opinion, the consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of EVERTEC, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

March 13, 2013 except for the effects of the stock split discussed in Note 1 to the consolidated financial statements, as to which the date is April 1, 2013

EVERTEC, Inc.

Consolidated Balance Sheets

(Dollar amounts in thousands)

	December 31, 2012	December 31, 2011
Assets
Current Assets:
Cash	$25,634	$56,200
Restricted cash	4,939	5,288
Accounts receivable, net	78,621	60,930
Deferred tax asset	1,434	8,294
Prepaid expenses and other assets	19,345	21,526

Total current assets	129,973	152,238
Investment in equity investee	11,080	12,267
Property and equipment, net	36,737	36,685
Goodwill	372,307	371,712
Other intangible assets, net	403,170	448,914
Long-term deferred tax asset	—	2,150
Other long-term assets	24,478	22,894

Total assets	$977,745	$1,046,860

Liabilities and stockholders’ equity
Current Liabilities:
Accrued liabilities	$34,609	$29,581
Accounts payable	24,482	21,786
Unearned income	1,166	900
Income tax payable	2,959	3,383
Current portion of long-term debt	6,052	—
Short-term borrowings	26,995	—
Deferred tax liability, net	632	9,321

Total current liabilities	96,895	64,971
Long-term debt	730,709	523,833
Long-term deferred tax liability, net	24,614	91,431
Other long-term liabilities	3,072	449

Total liabilities	855,290	680,684

Commitments and contingencies (Note 20)
Stockholders’ equity
Preferred stock, par value $0.01; 1,000,000 shares authorized; none issued	—	—
Common stock, par value $0.01; 103,000,000 shares authorized; 72,776,864 shares issued and outstanding at December 31, 2012 (December 31, 2011 - 72,628,332)	728	726
Additional paid-in capital	52,155	363,130
Accumulated earnings	70,414	3,638
Accumulated other comprehensive loss, net of tax of $0 and $13	(842)	(1,318)

Total stockholders’ equity	122,455	366,176

Total liabilities and stockholders’ equity	$977,745	$1,046,860

The accompanying notes are an integral part of these audited financial statements.

EVERTEC, Inc.

Consolidated Statements of Income and Comprehensive Income

(Dollar amounts in thousands)

	Years ended December 31,
	2012	2011
Revenues
Merchant acquiring, net	$69,591	$61,997
Payment processing (from affiliates: $29,477 and $27,323)	94,801	85,691
Business solutions (from affiliates: $125,635 and $122,347)	177,292	173,434

Total revenues	341,684	321,122

Operating costs and expenses
Cost of revenues, exclusive of depreciation and amortization shown below	158,860	155,377
Selling, general and administrative expenses	31,686	33,339
Depreciation and amortization	71,492	69,891

Total operating costs and expenses	262,038	258,607

Income from operations	79,646	62,515

Non-operating (expenses) income
Interest income	320	797
Interest expense	(54,331)	(50,957)
Earnings of equity method investment	564	833
Other expenses:
Voluntary Retirement Program (“VRP”) expense	—	(14,529)
Other expenses	(8,491)	(3,672)

Total other expenses	(8,491)	(18,201)

Total non-operating (expenses) income	(61,938)	(67,528)

Income (loss) before income taxes	17,708	(5,013)
Income tax benefit	(59,658)	(29,227)

Net income	77,366	24,214
Other comprehensive income (loss), net of tax of $13 and $13
Foreign currency translation adjustments	476	(1,176)

Total comprehensive income	$77,842	$23,038

Net income per common share - basic	$1.06	$0.33

Net income per common share - diluted	$1.01	$0.33

Pro forma net income per common share - basic (unaudited)	$0.98

Pro forma net income per common share - diluted (unaudited)	$0.94

The accompanying notes are an integral part of these audited financial statements.

EVERTEC, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands)

	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated (Losses) Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity

Balance at December 31, 2010	72,066,248	$721	$359,610	$(20,576)	$(142)	$339,613
Issuance of common stock	562,084	5	2,636			2,641
Share-based compensation recognized			884			884
Net income				24,214		24,214
Other comprehensive loss, net of income tax of $13					(1,176)	(1,176)

Balance at December 31, 2011	72,628,332	$726	$363,130	$3,638	$(1,318)	$366,176

Issuance of common stock	148,532	2	448			450
Share-based compensation recognized			1,204			1,204
Dividends(1)			(312,627)	(10,590)		(323,217)
Net income				77,366		77,366
Other comprehensive income, net of income tax of $13					476	476

Balance at December 31, 2012	72,776,864	$728	$52,155	$70,414	$(842)	$122,455

(1)	Includes an equitable adjustment to holders of outstanding stock options in consideration to dividends declared on December 18, 2012 amounting to approximately $3.6 million.

The accompanying notes are an integral part of these audited financial statements.

EVERTEC, Inc.

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Years ended December 31,
	2012	2011
Cash flows from operating activities
Net income	$77,366	$24,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,492	69,891
Amortization of debt issue costs and premium and accretion of discount	5,091	7,995
Provision for doubtful accounts and sundry losses	1,645	1,005
Deferred tax benefit	(66,568)	(22,083)
Share-based compensation	1,204	884
Realized loss on derivative	—	1,399
Unrealized (gain) loss of indemnification assets	(966)	292
Amortization of a contract liability	(703)	(7,440)
Loss on disposition of property and equipment and other intangibles	1,671	122
Earnings of equity method investment	(564)	(833)
Dividend received from equity investee	1,630	1,467
Prepayment penalty related to debt refinancing	—	(3,387)
Premium on issuance of long-term debt	2,000	—
(Increase) decrease in assets:
Accounts receivable, net	(15,966)	3,703
Prepaid expenses and other assets	2,257	(7,409)
Other long-term assets	(3,567)	—
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	6,800	(1,977)
Income tax payable	(424)	944
Unearned income	266	584

Total adjustments	5,298	45,157

Net cash provided by operating activities	82,664	69,371

Cash flows from investing activities
Net decrease in restricted cash	349	812
Intangible assets acquired	(10,896)	(14,466)
Property and equipment acquired	(16,613)	(8,963)
Proceeds from sales of property and equipment	118	114
Acquisition of an equity method investment	—	(9,244)

Net cash used in investing activities	(27,042)	(31,747)

Cash flows from financing activities
Proceeds from issuance of long-term debt	208,725	—
Debt issuance costs	(2,174)	—
Short-term borrowings	26,995	—
Dividends paid	(319,959)	—
Issuance of common stock	450	2,641
Repayment and repurchase of long-term debt	—	(38,590)
Repayment of other financing agreement	(225)	(674)

Net cash used in financing activities	(86,188)	(36,623)

Net (decrease) increase in cash	(30,566)	1,001
Cash at beginning of the period	56,200	55,199

Cash at end of the period	$25,634	$56,200

Supplemental disclosure of cash flow information:
Cash paid for interest	$46,107	$43,860
Cash paid for income taxes	2,837	1,638

Supplemental disclosure of non-cash activities:
Liability related to unvested portion of stock options as a result of equitable adjustment (Note 14)	$3,151	$—

The accompanying notes are an integral part of these audited financial statements.

Notes to Audited Consolidated Financial Statements

EVERTEC, Inc.

Notes to Consolidated Financial Statements

Note 1—The Company and Summary of Significant Accounting Policies

The Company

EVERTEC, Inc. (formerly known as Carib Latam Holdings, Inc.) and its subsidiaries (collectively the “Company,” “EVERTEC,” “we,” “us,” or “our”) is the leading full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America on total number of transactions. We own and operate the ATH network, one of the leading automated teller machine (“ATM”) and personal identification number debit networks and financial services brands in Latin America. In addition, we provide a comprehensive suite of services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions. Our subsidiaries and affiliates include EVERTEC Intermediate Holdings, LLC (“Holdings,” formerly known as Carib Holdings, Inc.), EVERTEC Group, LLC (“EVERTEC, LLC”), Sense Software International Corp. (“Sense”), EVERTEC Dominicana SAS., EVERTEC Latinoamérica, S.A., EVERTEC Costa Rica, S.A. (“EVERTEC CR”), EVERTEC Finance Corp. (“EVERTEC Finance”), Tarjetas Inteligentes Internacionales, S.A. and EVERTEC Guatemala, S.A. (f/k/a T.I.I. Smart Solutions, S.A.), among other indirect subsidiaries.

In November 2012, T.I.I. Smart Solutions, Inc., a British Virgin Islands corporation, and direct parent company of Tarjetas Inteligentes Internacionales, S.A. and TII Smart Solutions, S. A., was merged to EVERTEC Group. As a result of this merger, EVERTEC Group is now direct parent company of Tarjetas Inteligentes Internacionales, S.A. and owner of a 50% of TII Smart Solutions, S. A. Tarjetas Inteligentes Internacionales, S.A. is the owner of the additional 50% of TII Smart Solutions, S.A.

In September 2012, EVERTEC, LLC amended its Certificate of Formation to change its name to EVERTEC Group, LLC. On April 13, 2012, EVERTEC, Inc. was formed in order to act as the new parent company of Holdings and its subsidiaries, including EVERTEC, LLC. On April 17, 2012, Holdings was converted from a Puerto Rico corporation to a Puerto Rico limited liability company. Concurrently, EVERTEC, LLC was also converted from a Puerto Rico corporation to a Puerto Rico limited liability company (the “Conversion”) for the purpose of improving its consolidated tax efficiency of EVERTEC, LLC and its subsidiaries by taking advantage of recent changes to the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”), that permit limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. In addition, in connection with the Conversion, EVERTEC, LLC formed a new wholly owned subsidiary, EVERTEC Finance, a corporation organized under the laws of the Commonwealth of Puerto Rico, to act as co-issuer of the 11% senior notes due 2018.

On April 1, 2013 EVERTEC’s Board of Directors declared a two for one stock split of our outstanding Class A and Class B common stock. Accordingly, all shares of outstanding common stock or restricted stock, or shares of common stock underlying outstanding options, and all per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this stock split. The certificate of amendment to certificate of incorporation, which became effective on April 1, 2013, authorizes EVERTEC to issue 206,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Basis of Presentation

In the opinion of management, the accompanying consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), contain all adjustments, all of which are normal and recurring in nature, necessary for a fair presentation.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Certain prior period balances have been reclassified to conform to the current presentation format which did not have any impact on net income.

A summary of the most significant accounting policies used in preparing the accompanying consolidated and combined financial statements is as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company, which are presented in accordance with GAAP. The Company consolidates all entities that are controlled by ownership of a majority voting interest. All significant intercompany accounts and transactions are eliminated in the consolidated financial statements.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue recognition

The Company’s revenue recognition policy follows the guidance from Accounting Standards Codification (“ASC”) 605-25, “Revenue Recognition—Multiple-Element Arrangements” and Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements,” which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company recognizes revenue when the following four criteria are met: (i) evidence of an agreement exists, (ii) delivery and acceptance has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collection of the selling price is reasonably assured.

For multiple deliverable arrangements, the Company evaluates each arrangement to determine if the elements or deliverables within the arrangement represent separate units of accounting pursuant to ASC 605-25. If the deliverables are determined to be separate units of accounting, revenues are recognized as units of accounting are delivered and the revenue recognition criteria are met. If the deliverables are not determined to be separate units of accounting, revenues for the delivered services are combined into one unit of accounting and recognized (i) over the life of the arrangement if all services are consistently delivered over such term, or if otherwise, (ii) at the time that all services and deliverables have been delivered. The selling price for each deliverable is based on vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or management best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The Company establishes VSOE of selling price using the price charged when the same element is sold separately and bifurcate or allocate the arrangement consideration to each of the deliverables based on the relative selling price of each unit of accounting.

The Company has two main categories of revenues according to the type of transactions it enter into with its customers: (a) transaction-based fees and (b) fixed fees and time and material.

Transaction-based fees

The Company provides services that generate transaction-based fees. Typically transaction-based fees depend on factors such as number of accounts or transactions processed. These factors typically consist of a fee

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

per transaction or item processed, a percentage of dollar volume processed or a fee per account on file, or some combination thereof. Revenues derived from transaction-based fee contracts are recognized when the underlying transactions are processed, which constitutes delivery of service.

Revenues from business contracts in the Merchant Acquiring segment are primarily comprised of discount fees charged to the merchants based on the sales amount of transactions processed. Revenues include a discount fee and membership fees charged to merchants and debit network fees as well as POS rental fees. Pursuant to the guidance from ASC 605-45-45, “Revenue Recognition – Principal Agent Considerations,” the Company records merchant acquiring revenues net of interchange and assessments charged by the credit and debit card network associations and recognize such revenues at the time of the sale (when a transaction is processed).

Payment processing revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, and related services. Payment processing revenues also include revenues from card issuer processing services (such as credit and debit card processing, authorization and settlement, and fraud monitoring and control to debit or credit card issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and EBT (which principally consists of services to the Puerto Rico government for the delivery of government benefits to participants). Revenues in the Payment Processing segment are primarily comprised of fees per transaction processed or per account on file, or a combination of both, and are recognized at the time transactions are processed or on a monthly basis for accounts on file.

Transaction-based fee revenues within the Business Solutions segment consist of revenues from business process management solutions including core bank processing, business process outsourcing, item and cash processing, and fulfillment. Transaction-based fee revenues generated by the Company’s core bank processing services are derived from fees based on various factors such as the number of accounts on file (e.g., savings or checking accounts, loans, etc.), and the number of transactions processed or registered users (e.g., for online banking services). For services dependent on the number of transactions processed, revenues are recognized as the underlying transactions are processed. For services dependent on the number of users or accounts on file, revenues are recognized on a monthly basis based on the number of accounts on file each month. Item and cash processing revenues are based upon the number of items (e.g., checks) processed and revenues are recognized when the underlying item is processed. Fulfillment services include technical and operational resources for producing and distributing print documents such as statements, bills, checks and benefits summaries.

Fulfillment revenues are based upon the number of pages for printing services and the number of envelopes processed for mailing services. Revenues are recognized as services are delivered based on a fee per page printed or envelope mailed, as applicable.

Fixed fees and time and material

Also the Company provides services that generate a fixed fee per month or fees based on time and expenses incurred. These services are mostly provided in the Company’s Business Solutions segment. Revenues are generated from core bank solutions, network hosting and management and IT consulting services.

In core bank solutions, the Company mostly provides access to applications and services such as back-up or recovery, hosting and maintenance that enable a bank to operate the related hosted services accessing the Company’s IT infrastructure. These contracts generally contain multiple elements or deliverables which are evaluated by the Company and revenues are recognized according to the applicable guidance. Revenues are derived from fixed fees charged for the use of hosted services and are recognized on a monthly basis as delivered. Set-up fees are billed to the customer when the service is rendered; however, they are deferred and recognized as revenues over the term of the arrangement or the expected period of the customer relationship,

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

whichever is longer, as set-up services rarely provide value to the customer on a stand-alone basis and are interrelated with the service to be provided under the contract.

In network hosting and management, the Company provides hosting services for network infrastructure at the Company’s facilities, automated monitoring services, maintenance of call centers, and interactive voice response solutions, among other related services. Revenues are primarily derived from monthly fees as services are delivered. Set-up fees are billed up-font to the customer when the set-up service is rendered; however, they are deferred and recognized as revenues over the term of the arrangement or the expected period of the customer relationship, whichever is longer, as set-up services rarely provide value to the customer on a stand-alone basis and are interrelated with the service to be provided under the contract. There are some arrangements under this line of service category that may contain undelivered elements. In such cases, the undelivered elements are evaluated and recognized when the services are delivered or at the time that all deliverables under the contract have been delivered.

IT consulting services primarily consist of time billings based upon the number of hours dedicated to each client. Revenues from time billings are recognized as services are delivered.

The Company also charges members of the ATH network an annual membership fee; however, these fees are deferred and recognized as revenues on a straight-line basis over the year and recorded in the Payment Processing segment. In addition, occasionally the Company acts as a reseller of hardware and software products and revenues from these resale transactions are recognized when such product is delivered and accepted by the client.

Service level arrangements

The Company’s service contracts may include service level arrangements (“SLA”) generally allowing the customer to receive a credit for part of the service fee when the Company has not provided the agreed level of services. The SLA performance obligation is committed on a monthly basis, thus SLA performance is monitored and assessed for compliance with arrangements on a monthly basis, including determination and accounting for its economic impact, if any.

Investment in Equity Investee

The Company accounts for investments using the equity method of accounting if the investment provides the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of an investor of between 20 percent and 50 percent, although other factors are considered in determining whether the equity method of accounting is appropriate. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net income or losses as they occur. The Company’s share of investee earnings or losses is recorded, net of taxes, within earnings in equity method investment caption in the consolidated statements of income and comprehensive income. The Company’s consolidated revenues include fees for services provided to an investee accounted under the equity method. Additionally, the Company’s interest in the net asset of its equity method investee is reflected in the consolidated balance sheets. On the acquisition of the investment any difference between the cost of the investment and the amount of the underlying equity in net assets of an investee is required to be accounted as if the investee were a consolidated subsidiary. If the difference is assigned to depreciable or amortizable assets or liabilities, then the difference should be amortized or accreted in connection with the equity earnings based on the Company’s proportionate share of the investee’s net income or loss. If the investor is unable to relate the difference to specific accounts of the investee, the difference should be considered to be goodwill.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company considers whether the fair values of its equity method investment have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the investee’s industry), then the Company would record a write-down to estimated fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method and expensed over their estimated useful lives. Amortization of leasehold improvements is computed over the terms of the respective leases, including renewal options considered by management to be reasonably assured of being exercised, or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred.

Impairment on Long-lived Asset

Long-lived assets to be held and used, and long-lived assets to be disposed of, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Capitalization of Software

EVERTEC, LLC develops software that is used in providing processing services to customers. Capitalized software includes purchased software and internally-developed software and is recognized as software packages within the other intangible assets line item in the consolidated balance sheets. Capitalization of internally developed software occurs only after the preliminary project stage is complete and management’s estimation that the likehood of successful development and implementation reaches a provable level. Tasks that are generally capitalized are as follows: (a) system design of a chosen path including software configuration and software interfaces; (b) employee costs directly associated with the internal-use computer software project; (c) software development (coding) and software and system testing and verification; (d) system installation; and (e) enhancements that add function and are considered permanent. These tasks are capitalized and amortized using the straight line method over its estimated useful life, which range from three to five years and is included in depreciation and amortization in the consolidated statements of income and comprehensive income.

The Company capitalizes interest costs incurred in the development of software. The amount of interest capitalized is an allocation of the interest cost incurred during the period required to substantially complete the asset. The interest rate for capitalization purposes is based on a weighted average rate on the Company’s outstanding borrowing. For the years ended December 31, 2012 and 2011, interest cost capitalized amounted to approximately $0.4 million in both periods.

Software and Maintenance Contracts

Software and maintenance contracts are recorded at cost. Amortization of software and maintenance contracts is computed using the straight-line method and expensed over their estimated useful lives which range from one to five years and are recognized in cost of revenues in the consolidated statements of income and comprehensive income.

Software and maintenance contracts are recognized as prepaid expenses and other assets or within other long-term assets depending on their remaining useful lives.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Goodwill is not amortized, but is tested for impairment at least annually. Last year, the goodwill impairment test used was a two-step process at each reporting unit level. The first step used to identify potential impairment, compared the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was not considered impaired and the second step of the impairment test was unnecessary. If needed, the second step consisted of comparing the implied fair value of the reporting unit with the carrying amount of that goodwill.

In 2012, the Company used a “qualitative assessment” option or “step zero” for the goodwill impairment test for all of its reporting units. With this process, the Company first assesses whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If the answer is no, then the fair value of the reporting unit does not need to be measured, and step one and step two are bypassed. In assessing the fair value of a reporting unit, which is based on the nature of the business and reporting unit’s current and expected financial performance, the Company uses a combination of factors such as general macroeconomic conditions, industry and market conditions, overall financial performance and the entity and reporting unit specific events.

For the years ended December 31, 2012 and 2011, no impairment losses associated with goodwill were recognized.

Other identifiable intangible assets with a definitive useful life are amortized using the straight-line method. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the years ended December 31, 2012 and 2011, no impairment losses associated with other intangible assets subject to amortization were recognized.

Other identifiable intangible assets with a definitive useful life acquired in connection with the merger transaction (the “Merger”) on September 30, 2010, through which EVERTEC Group became a wholly-owned subsidiary of Holdings, which in turn is a subsidiary of EVERTEC, Inc. with affiliates of Apollo and Popular owning approximately 51% and 49%, respectively, of the outstanding voting capital stock of EVERTEC, Inc., include customer relationship, trademark, software packages and non-compete agreement. Customer relationship was valued using the excess earnings method under the income approach. Trademark was valued using the relief-from-royalty method under the income approach. Software packages, which include capitalized software development costs, were recorded at cost. Non-compete agreement was valued based on the estimated impact that theoretical competition would have on revenues and expenses.

Indemnification Assets

Indemnification assets represent the Company’s estimates of payments from Popular related to expected losses on services provided to certain common customers of the Company and Popular, and for certain incremental software and license costs expected to be incurred by the Company (see Note 19) during the five years following the Merger date. Indemnification assets are recorded at the fair value of the expected cash flows. The indemnification asset decreases by the payments received from Popular and is subsequently adjusted to reflect the asset at fair value. The fair value adjustment, if any, is included in current period earnings. As of December 31, 2012 and 2011, the Company’s indemnification related to the software amounted to $6.1 million and $7.1 million, respectively. The current portion of the indemnification assets is included within accounts receivable, net and the other long-term portion is included within other long-term assets in the accompanying consolidated balance sheets. During 2012, the agreement for reimbursement of expected costs with Popular expired. Therefore, no fair value was recorded as of December 31, 2012. As of December 31, 2011, the fair value

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

of indemnification asset related to the reimbursements for services provided to the common customers amounted to $0.4 million. For the years ended December 31, 2012 and 2011, the Company recorded a gain amounting to $1.0 million and a loss of $0.8 million, respectively, related to the reimbursements for services provided to the common customers and a gain of $33,000 and $0.5 million, respectively, related to the software.

Derivatives

Derivatives are recognized on the balance sheet at fair value and are designated as either fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded net of taxes in accumulated other comprehensive loss and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts earnings. The ineffective portions of cash flow hedges are immediately recognized in current earnings. For free-standing derivative instruments, changes in fair values are reported in current period earnings. The Company did not have any derivatives outstanding as of December 31, 2012 and 2011.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income and comprehensive income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax asset will not be realized.

All companies within EVERTEC are legal entities which file separate income tax returns.

Cash

Cash includes cash on hand and in banks.

Restricted Cash

Restricted cash represents cash received on deposits from participating institutions of the ATH network that has been segregated for the development of the ATH brand. Also, restricted cash includes certain cash collected from the Ticketpop business and a reserve account for payment and transaction processing services to merchants. The restrictions of these accounts are based on contractual provisions entered into with third parties. This cash is maintained in separate accounts at a financial institution in Puerto Rico.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided for based on the estimated uncollectible amounts of the related receivables. The estimate is primarily based on a review of the current status of specific accounts

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

receivable. Receivables are considered past due if full payment is not received by the contractual date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive loss, except for highly inflationary environments for which the effects are included in the statement of income and comprehensive income. Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

Share-based Compensation

On September 30, 2010, EVERTEC, Inc.’s board of directors adopted the Carib Holdings, Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan”) to grant stock options, rights to purchase shares, restricted stock units and other stock-based rights to employees, directors, consultants and advisors of the Company. The Company expenses employee stock-based payments under the fair value method. Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation, which requires compensation cost for the fair value of stock-based payment at the date they are granted to be recognized over the requisite service period. The Company estimates the fair value of stock-based awards, on a contemporaneous basis, at the date they are granted using the Black-Sholes-Merton option pricing model Tranche A options (subject to service conditions) and the Monte Carlo simulation analysis for Tranche B and Tranche C options (subject to certain performance conditions) using the following assumptions: (1) stock price; (2) risk-free rate; (3) expected volatility; (4) expected annual dividend yield and (5) expected term. The risk-free rate is based on the U.S. Constant Maturities Treasury Interest Rate as of the grant date. The expected volatility is based on a combination of historical volatility and implied volatility from publicly traded companies in our industry. The expected annual dividend yield is based on management’s expectations of future dividends as of the grant date. The expected term is based on the vesting time of the options.

The fair value of the common stock underlying our awards is determined by EVERTEC, Inc.’s board of directors using an internal valuation. EVERTEC, Inc.’s board of directors intended all grants to be exercisable at a price per share be equal to the per share fair value of our common stock on the date of the grant. In the absence of a public trading market, we estimate the fair value of our common stock based on the financial performance of the Company measured using the adjusted EBITDA, calculated using the most recent quarterly information, and an acquisition multiple that Company believes is representative of the implied market value for the Company.

JOBS Act

We qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), which was signed into law on April 5, 2012. As an “emerging growth company” under the JOBS Act, EVERTEC is permitted to, and intends to, rely on exemptions from certain reporting and disclosure requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards until those standards would otherwise apply to private companies. However, we has chosen to “opt out” of such extended transition period, and as a result, we will

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The decision to opt out of the extended transition period is irrevocable.

Note 2—Recent Accounting Pronouncements

ASU No. 2013-03-Financial Instruments (Topic 825). In February 2013, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2013-03 in order to clarify the scope and applicability of ASU No. 2011-04-Fair Value Measurement (Topic 820) to nonpublic entities. Contrary to the stated intent of ASU No. 2011-04 to exempt all nonpublic entities for a particular disclosure, that Update’s amendment to Topic 825 suggested that nonpublic entities that have total assets of $100 million or more or that have one or more derivative instruments would not qualify for the intended exemption.

The amendments clarify that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments in this Update affect nonpublic entities that have total assets of $100 million or more or that have one or more derivative instruments. The amendment will be effective upon existence. Management does not expect any effect on the financial statements as a result of this Update.

ASU No. 2013-02-Comprehensive Income (Topic 220). In February 2013, the FASB issued ASU No. 2013-02 in order to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period.

The amendments in this Update apply to all entities that issue financial statements that are presented in conformity with GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. Nonpublic entities are required to comply with all requirements of the amendments for annual reporting periods. Management does not expect any effect on the financial statements as a result of this Update.

Note 3—Cash

At December 31, 2012 and 2011, the Company’s cash amounted to $25.6 million and $56.2 million, respectively, which is deposited in interest bearing deposit accounts within financial institutions. Cash deposited in an affiliate financial institution amounted to $12.0 million and $50.5 million as of December 31, 2012 and 2011, respectively.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 4—Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31,
(Dollar amounts in thousands)	2012	2011
Trade	$61,585	$45,868
Due from affiliates, net	18,027	15,591
Other	(7)	346
Less: allowance for doubtful accounts	(984)	(875)

Accounts receivable, net	$78,621	$60,930

Note 5—Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following:

	December 31,
(Dollar amounts in thousands)	2012	2011
Taxes other than income	$2,204	$2,543
Software licenses and maintenance contracts	7,751	5,967
Prepaid income taxes	5,685	9,732
Postage	754	709
Insurance	1,017	1,104
Deferred project costs	338	647
Other	1,596	824

Prepaid expenses and other assets	$19,345	$21,526

Note 6—Investment in Equity Investee

CONTADO is the largest merchant acquirer and ATM network in the Dominican Republic. The Company uses the equity method of accounting to account for its equity interest in CONTADO. As a result of CONTADO’s 19.99% equity interest acquisition in 2011, the Company preliminarily calculated an excess cost of the investment in CONTADO over the amount of underlying equity in net assets of approximately $9.0 million, which was mainly attributed to customer relationships, trademark and goodwill intangibles. The Company’s excess basis allocated to amortizable assets is recognized on a straight-line basis over the lives of the appropriate intangibles. Amortization expense for the years ended December 31, 2012 and 2011 amounted to approximately $0.4 million and $0.3 million, respectively, was recorded as earnings of equity method investments in the consolidated statements of income and comprehensive income. The Company recognized $0.6 million and $0.8 million as equity in CONTADO’s net income, net of amortization, in the consolidated statements of income and comprehensive income for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, the Company received $1.6 million and $1.5 million, respectively in dividends from CONTADO.

CONTADO fiscal year ends December 31 and is reported in the consolidated statements of income and comprehensive income for the period subsequent to the acquisition date on a one month lag. No significant event occurred in these operations subsequent to November 30, 2012 that would have materially affected our reported results.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following tables summarize the financial information of CONTADO:

	December 31,
(Dollar amounts in thousands)	2012	2011
Balance Sheet
Current assets	$28,278	$33,249
Noncurrent assets	24,945	26,888
Current liabilities	34,929	41,549
Noncurrent liabilities	3,720	20

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Statement of Income
Total revenues	$40,567	$36,556
Income from operations	9,515	7,210
Net income	4,637	8,261

Note 7—Property and Equipment, Net

Property and equipment, net consisted of the following:

	Useful life in years	December 31,
(Dollar amounts in thousands)		2012	2011
Buildings	30	$2,096	$2,091
Data processing equipment	3 - 5	59,901	45,346
Furniture and equipment	3 - 20	6,183	5,912
Leasehold improvements	5 - 10	2,380	1,147

		70,560	54,496
Less—accumulated depreciation and amortization		(35,331)	(19,316)

Depreciable assets, net		35,229	35,180
Land		1,508	1,505

Property and equipment, net		$36,737	$36,685

Depreciation and amortization expense related to property and equipment was $16.4 million for the year ended December 31, 2012 and $15.3 million for the year ended December 31, 2011.

Note 8—Goodwill

The changes in the carrying amount of goodwill, allocated by reportable segments, were as follows (See Note 21):

(Dollar amounts in thousands)	Merchant acquiring	Payment processing	Business solutions	Total
Balance at December 31, 2010	$138,121	$187,294	$47,169	$372,584
Foreign currency translation adjustments	—	(824)	(48)	(872)

Balance at December 31, 2011	138,121	186,470	47,121	371,712
Foreign currency translation adjustments	—	558	37	595

Balance at December 31, 2012	$138,121	$187,028	$47,158	$372,307

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Goodwill is tested for impairment at least annually. This year the Company used the “qualitative assessment” option or “step zero” process for this annual test. Using this process, the Company first assesses whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount.

During the third quarter of 2012, the Company conducted a qualitative assessment of each reporting unit’s fair value as of August 31, 2012. As a starting point, the Company considered the results for our 2011 impairment test, which indicated that the fair value of each reporting unit was in excess of 25% of its carrying amount. The Company also considered financial projections, current market conditions, and any changes in the carrying amount of the reporting units. Based on the results of this qualitative assessment, the Company believes the fair value of goodwill of each of the Company’s reporting units continue to exceed their respective carrying amounts and concluded that it was not necessary to conduct the two-step goodwill impairment test. No impairment losses for the period were recognized.

Note 9—Other Intangible Assets

The carrying amount of other intangibles for the years ended December 31, 2012 and 2011 consisted of the following:

(Dollar amounts in thousands)		December 31, 2012
	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$313,726	$(50,769)	$262,957
Trademark	10 - 15	39,950	(7,794)	32,156
Software packages	3 - 5	110,478	(50,479)	59,999
Non-compete agreement	15	56,539	(8,481)	48,058

Total other intangible assets, net		$520,693	$(117,523)	$403,170

(Dollar amounts in thousands)		December 31, 2011
	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$313,543	$(28,372)	$285,171
Trademark	10 - 15	39,950	(4,330)	35,620
Software packages	3 - 5	106,865	(30,569)	76,296
Non-compete agreement	15	56,539	(4,712)	51,827

Total other intangible assets, net		$516,897	$(67,983)	$448,914

The estimated amortization expenses of balances outstanding at December 31, 2012 for the next five years are as follows:

(Dollar amounts in thousands)
Year ended December 31,
2013	$54,153
2014	48,624
2015	43,336
2016	39,512
2017	32,198

Amortization expense related to intangibles was $55.1 million and $54.6 million for the years ended December 31, 2012 and 2011, respectively. Amortization expense related to software costs was $25.4 million and $24.7 million for the years ended December 31, 2012 and 2011, respectively.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 10—Other Long-Term Assets

As of December 31, 2012, other long-term assets included $17.0 million related to deferred debt-issuance costs, $3.9 million related to the long-term portion of certain indemnification asset (See Note 19) and $3.6 million related to the long-term portion of certain software and maintenance contracts.

As of December 31, 2011, other long-term assets included $17.7 million of debt issuance costs and $5.2 million related to the long-term portion of certain indemnification asset (See Note 19).

Note 11—Debt and Short-Term Borrowings

Total debt consists of the following:

	December 31,
(Dollar amounts in thousands)	2012	2011
Senior Secured Credit Facility due in September 2016 paying interest at a variable interest rate (London InterBank Offered Rate (“LIBOR”) plus margin(1) )	$484,414	$313,333
Senior Secured Revolving Credit Facility paying interest at a variable interest rate	14,000	—
Senior Notes due on October 1, 2018, paying interest semi-annually at a rate of 11% per annum	252,347	210,500
Other short-term borrowing	12,995	—

Total debt	$763,756	$523,833

(1)	Subject to a minimum rate (“LIBOR floor”) of 1.50% at December 31, 2012 and 2011.

Senior Secured Credit Facilities:

In connection with the Merger, on September 30, 2010, EVERTEC, LLC entered into senior secured credit facilities consisting of a $355.0 million six-year term loan facility and a $50.0 million five-year revolving credit facility (“Credit Agreement”).

EVERTEC, LLC’s term loan facility provides for quarterly amortization payments totaling 1% per annum of the original principal amount of the term loan facility, with the balance payable on the final maturity date. Mandatory prepayment obligations also include, subject to expectations:

•	100% of the net cash proceeds of asset sales, dispositions and casualty or insurance proceeds, subject to certain exceptions and customary reinvestment provisions;

•

50% of the Company’s excess cash flows, which is defined in the Credit Agreement, with such percentage subject to reduction to 25% or 0% based on achievement of specified first lien secured leverage ratios; and

•	100% of the net cash proceeds received from issuances of certain debt incurred after the closing of the Merger.

If the senior secured leverage ratio at year end is equal to or greater than 2.50, a 50% prepayment of the excess cash flow generated must be made. If the senior secured leverage ratio is less than or equal to 2.50 and a greater than 2.00, a 25% prepayment of the excess cash flows is required. If the senior secured leverage ratio is less than or equal to 2.00 no prepayment are necessary.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The terms of EVERTEC, LLC’s senior secured credit facilities allow EVERTEC, LLC to prepay loans and permanently reduce the loan commitments under the senior secured credit facilities at any time, subject to the payment of customary LIBOR breakage costs, if any, provided that, in connection with certain refinancing on or prior to the first anniversary of the closing date of the senior secured credit facilities, certain premium is paid.

On March 3, 2011, EVERTEC, LLC entered into a credit agreement amendment concerning its existing senior secured credit facility. The amendment did not modify the term or the size of the facility. Under the amended senior secured credit facility:

(i)	The interest rate margins have been reduced from 5.25% to 4.00% per annum on term loans bearing interest at LIBOR, from 4.25% to 3.00% per annum on term loans bearing interest at an alternate base rate (“ABR”), from 5.25% to 3.75% per annum on revolving loans bearing interest at LIBOR, and from 4.25% to 2.75% per annum on revolving loans bearing interest at an ABR;

(ii)	The LIBOR floor has been decreased from 1.75% to 1.50% per annum and the ABR floor has been reduced from 2.75% to 2.50% per annum; and

(iii)	The incremental facility under the existing credit agreement has been increased from $115.0 million to the greater of $125.0 million and the maximum principal amount of debt that would not cause EVERTEC’s senior secured leverage ratio to exceed 3.25 to 1.00.

The amendment also modified certain restrictive covenants in the existing senior credit agreement to provide the Company generally with additional flexibility. Among other things, the amendment modified certain financial performance covenants. In connection with the amendment, the Company was required to pay a call premium of $3.5 million.

The Company evaluated this amendment of the senior credit facility under ASC 470-50, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and determined that most of these syndicated borrowings were modified. Accordingly, $3.4 million of prepayment penalties for the modified debts was capitalized and accounted for as an adjustment to interest expense over the remaining term of the debt using the interest method, and $0.2 million of prepayment penalties for the extinguished debts that was recorded in the other expenses caption in the consolidated statements of income and comprehensive income. In addition, the Company wrote off $0.6 million of debt issuance costs and $0.5 million of a debt discount for the extinguished debts. The Company also expensed $2.1 million of third party fees incurred in connection with the amendment, which was recorded in the other expenses caption in the consolidated statements of income and comprehensive income.

On April 7, 2011, EVERTEC, LLC repaid $1.7 million of its senior secured term loan using the cash received from Popular in connection with the acquisition of CONTADO as required under the terms of its senior secured credit facility. In addition, on May 4, 2011, EVERTEC, LLC made a voluntary prepayment of $24.7 million on its senior secured term loan, with no prepayment penalty. As a result of this voluntary prepayment, EVERTEC, LLC has no scheduled quarterly amortization payment obligation until the final lump-sum payment at the maturity date. However, from time to time the Company may make voluntary payments at its discretion.

On May 9, 2012, EVERTEC, LLC entered into an amendment to the agreement governing its senior secured credit facilities to allow, among other things, a restricted dividend payment in an amount not to exceed $270.0 million and certain adjustments to the financial covenant therein. In addition, EVERTEC, LLC borrowed an additional $170.0 million under a secured incremental term loan with the same terms as the original.

On August 14, 2012, EVERTEC, LLC achieved a senior secured leverage ratio over 2.25 to 1.00 and as a result the applicable margins on the senior secured credit facility debt increased from 3.75% to 4.00% under the LIBOR option and from 2.75% to 3.00% under the ABR option.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

On August 14, 2012, EVERTEC, LLC achieved a senior secured leverage ratio above 2.50 to 1.00 and as a result the applicable commitment fee for the revolving facility was increased from 0.375% to 0.75% as well as the applicable margins from 3.00% to 3.75% under the LIBOR option and from 2.00% to 2.75% under the ABR option.

As of December 31, 2012, the applicable interest rate for the senior secured term loan under the LIBOR option is 5.50%. This is composed of the applicable LIBOR margin of 4.00% plus the LIBOR floor of 1.50%.

The senior secured leverage ratio was 2.93 at December 31, 2012. As a result of this ratio being higher than 2.50, the Company is required to make a mandatory repayment within the next three months of approximately $6.1 million.

At December 31, 2012, the aggregate principal amount of the senior secured facility amounted to $495.0 million.

At December 31, 2012, the outstanding balance and weighted average interest rate of the revolving credit facility amounted to $14.0 million and 6%, respectively. This amount was recognized as short-term borrowing in the consolidated balance sheets.

Senior Notes:

In connection with the Merger, on September 30, 2010, EVERTEC, LLC issued $220.0 million in principal amount of the senior notes in a private placement, which are unsecured. Debt issuance costs to the senior notes are amortized to interest expense over the term of the notes using the effective interest method.

In connection with the initial issuance of senior notes (the “old notes”), EVERTEC, LLC entered into a registration rights agreement with the initial purchasers which provided that an exchange offer of the old notes for new registered notes be consummated no later than 366 calendar days after the original issue date of the old notes. The exchange offer registration statement was declared effective on August 2, 2011 and the exchange offer was consummated on September 14, 2011. The terms of the new registered notes (the “Notes”) are identical in all material respects to the terms of the old notes, except for the elimination of the transfer restrictions and related rights. All outstanding original senior notes were validly tendered and exchanged for substantially similar notes which have been registered under the Securities Act of 1933.

As part of the Company liquidity management plan, on November 18, 2011 EVERTEC, LLC purchased in the open market $9.5 million aggregate principal amount of its Notes. The premium paid of $0.2 million and the deferred financing costs of $0.3 million were accounted for as interest expense. On the settlement date, the Notes were cancelled. As a result of this purchase, the Notes outstanding balance as of December 31, 2011 amounted to $210.5 million.

On May 4, 2012, EVERTEC, LLC and EVERTEC Finance obtained the requisite consents from holders of at least a majority of the aggregate principal amount of all outstanding Notes as of the record date April 27, 2012, pursuant to their previously announced consent solicitation to provide for additional dividend capacity. As a result, on May 7, 2012, EVERTEC, LLC, EVERTEC Finance, certain subsidiaries of EVERTEC, LLC and the Trustee executed Supplemental Indenture No. 3 to the indenture to provide EVERTEC, LLC with additional dividend capacity of up to $270.0 million.

On May 7, 2012, EVERTEC, LLC and EVERTEC Finance, as co-issuers, issued $40.0 million aggregate principal amount of 11% senior notes due 2018 (the “New Notes”) under the indenture pursuant to which $220.0 million aggregate principal amount of 11% senior notes due 2018 were originally issued on September 30, 2010

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

and $210.5 million principal amount were outstanding as of December 31, 2011 (the “Existing Notes”). The New Notes were issued pursuant to Supplemental Indenture No. 2 to the indenture and were treated as a single class under the indenture with the Existing Notes.

On May 9, 2012, the Company used the net proceeds from the incremental term loan described above and the New Notes, together with cash on hand, to pay a cash distribution of $269.8 million to its stockholders.

The Company incurred $11.4 million in fees in connection with the issuance of the New Notes and the incremental term loan, of which $2.2 million was capitalized and will be amortized over the remaining term of the debt.

In connection with the issuance of the New Notes, the Company entered into a registration rights agreement with the initial purchasers which provided that an exchange offer of the New Notes for new registered notes be consummated no later than 366 calendar days after the original issue date of the New Notes. The exchange offer registration statement was declared effective on July 27, 2012 and the exchange offer was consummated on September 10, 2012.

EVERTEC, LLC may redeem some or all of the exchanged notes, in whole or in part, at any time on or after October 1, 2014 on the following redemption dates and at the following redemption prices: 2014 at 105.50%; 2015 at 102.75%; 2016 and thereafter at 100.00%. Also, EVERTEC, LLC may redeem some or all of the notes prior to October 1, 2014 at 100% of their principal amount, together with any accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium. EVERTEC, LLC may redeem up to 35% of the notes before October 1, 2013 with the net cash proceeds from certain equity offerings. In addition, EVERTEC, LLC may require to make an offer to purchase the exchanged notes upon the sale of certain assets and upon a change of control.

The senior notes are guaranteed by EVERTEC, LLC’s 100% owned subsidiaries.

The senior secured credit facilities and the senior notes contain various restrictive covenants. The secured credit facilities require EVERTEC, LLC to maintain on a quarterly basis a specified maximum senior secured leverage ratio. The senior secured leverage ratio as defined in EVERTEC, LLC’s credit facility (total first lien senior secured debt minus available cash, up to a maximum of $50.0 million, as defined, to adjusted EBITDA) must be less than 3.85 to 1.0 at December 31, 2012. The applicable ratio will be adjusted as required by the credit agreement in subsequent periods. In addition, EVERTEC, LLC’s senior secured credit facility, among other things, restrict EVERTEC, LLC ability to incur indebtedness or liens, make investments, declare or pay any dividends to its parent and from prepaying indebtedness that is junior to such debt. The indenture governing the notes, among other things: (a) limit our ability and the ability of EVERTEC, LLC’s subsidiaries to incur additional indebtedness, issue certain preferred shares, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) limits EVERTEC, LLC ability to enter into agreements that would restrict the ability of its subsidiaries to pay dividends or make certain payments to us; and (c) places restrictions on EVERTEC, LLC’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets. As of December 31, 2012, EVERTEC, LLC was in compliance with the applicable restrictive covenants under its debt agreements.

Other short-term borrowing:

In December 2012, EVERTEC, LLC entered into a financing agreement in the ordinary course of business, to purchase certain software and related services in the amount of $13.0 million to be repaid in three payments over a term of 10 months.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 12—Financial Instruments and Fair Value Measurements

Recurring Fair Value Measurements

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of input that may be used to measure fair value:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company uses observable inputs when available. Fair value is based upon quoted market prices when available. If market prices are not available, the Company may employ internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. The Company limits valuation adjustments to those deemed necessary to ensure that the financial instrument’s fair value adequately represents the price that would be received or paid in the marketplace. Valuation adjustments may include consideration of counterparty credit quality and liquidity as well as other criteria. The estimated fair value amounts are subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in estimating fair value could affect the results. The fair value measurement levels are not indicative of risk of investment.

The following table summarizes fair value measurements by level at December 31, 2012 and 2011, for assets measured at fair value on a recurring basis:

	December 31, 2012				December 31, 2011
(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets:
Indemnification assets:
Software cost reimbursement	$—	$—	$6,099	$6,099	$—	$—	$7,113	$7,113
Expected reimbursement	—	—	—	—	—	—	351	351

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management’s best judgment with respect to current economic conditions, including discount rates and estimates of future cash flows.

Indemnification assets include the present value of the expected future cash flows of certain expense reimbursement agreements with Popular. These contracts have termination dates up to September 2015 and were entered into in connection with the Merger. Management prepared estimates of the expected reimbursements to be received from Popular until the termination of the contracts, discounted the estimated future cash flows and recorded the indemnification assets as of the Merger closing date. Payments received during the quarters reduced

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

the indemnification asset balance. The remaining balance was adjusted to reflect its fair value as of December 31, 2012, therefore resulting in a net unrealized gain of approximately $1.0 million and an unrealized loss of $0.3 million for the years ended December 31, 2012 and 2011, respectively, which are reflected within the other expenses caption in the consolidated statements of income and comprehensive income. The current portion of the indemnification assets is included within accounts receivable, net and the other long-term portion is included within other long-term assets in the accompanying consolidated balance sheets. See Note 19 for additional information regarding the expense reimbursement agreements.

The unobservable inputs related to the Company’s indemnification assets as of December 31, 2012 using the discounted cash flow model include the discount rate of 7.86% and the projected cash flows of $6.1 million.

For indemnification assets a significant increase or decrease in market rates and cash flows could result in a significant impact to the fair value. Also, the credit rating and/or the non-performance credit risk of Popular, which is subjective in nature, also could increase or decrease the sensitivity of the fair value of these assets.

The following table presents the carrying value, as applicable, and estimated fair values for financial instruments at December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
(Dollar amounts in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Indemnification assets
Software cost reimbursement	$6,099	$6,099	$7,113	$7,113
Expected reimbursements	—	—	351	351
Financial liabilities:
Senior secured term loan	$484,414	$497,498	$313,333	$317,979
Senior notes	252,347	275,550	210,500	213,921

The fair value of senior secured term loan and the senior notes at December 31, 2012 and 2011 were obtained using the prices provided by third party service providers. Their pricing is based on various inputs such as: market quotes, recent trading activity in a non-active market or imputed prices. Also, the pricing may include the use of an algorithm that could take into account movement in the general high yield market, among other variants.

The senior secured term loan and senior notes, which are not measured at fair value in the balance sheet, could be categorized as Level 3 in the fair value hierarchy.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table provides a summary of the change in fair value of the Company’s Level 3 assets:

(Dollar amounts in thousands)	Indemnification Assets	Derivative Assets
Balance—December 31, 2010	$14,836	$4,960
Payments received	(7,080)	—
Unrealized loss recognized in other expenses	(292)	—
Net settlement of derivative	—	(3,561)
Realized loss on derivative	—	(1,399)

Balance—December 31, 2011	$7,464	$—

Payments received	(2,331)	—
Unrealized gain recognized in other expenses	966	—

Balance—December 31, 2012	$6,099	$—

There were no transfers in or out of Level 3 during the years ended December 31, 2012 and 2011.

Note 13—Equity

The Company is authorized to issue up to 103,000,000 shares of common stock $0.01 par value per share, including 99,000,000 shares of Class A common stock and 4,000,000 shares of Class B non-voting common stock. At December 31, 2012 and 2011, the Company had 72,776,864 and 72,628,332 shares outstanding of Class A common stock and Class B non-voting common stock, respectively. The Company is also authorized to issue 1,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2012, no shares of preferred stock have been issued.

On December 18, 2012, the Company’s board of directors declared a special dividend of approximately $53.4 million to its stockholders. The Company recorded excess over accumulated earnings of the cash distribution amounting to $52.4 million as a return of capital reducing additional paid in capital caption in the consolidated balance sheets.

On May 9, 2012, the Company used the net proceeds from the incremental term loan and the New Notes (as described Note 11), together with cash on hand, to pay a special cash dividend of $269.8 to its stockholders. The Company recorded the excess over accumulated earnings of the cash distribution amounting to $260.2 million as a return of capital reducing additional paid in capital caption in the consolidated balance sheets.

Note 14—Share-based Compensation

Equity Incentive Plan

The Equity Incentive Plan was established to grant stock options, rights to purchase shares, restricted stock, restricted stock units and other stock-based rights to employees, directors, consultants and advisors of EVERTEC, LLC. EVERTEC, Inc. reserved 5,843,208 shares of its Class B non-voting common stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the Stock Incentive Plan. The maximum option term is ten years from the date of grant. The initial grant of 5,249,140 options was made on February 11, 2011 to certain employees of EVERTEC, LLC. Plan participants have the right to purchase shares of EVERTEC, Inc.’ Class B non-voting common stock in three tranches: Tranche A options vest in equal installments, Tranche B options vest at such time as the Investor Internal Rate of Return (“Investor IRR”) equals or exceeds 25% based on cash proceeds received by the Investor, and Tranche C options

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

vest at such time as the investor rate of return equals or exceeds 30%. For purposes of these vesting provisions, the Investor’s IRR is the rate of return measured in cash and any securities received by the Investor as a return on its investment in our common stock.

The following table summarizes the nonvested stock options activity for the years ended December 31, 2012 and 2011:

Nonvested stock options	Shares	Weighted-average exercise prices(2)
Nonvested at December 31, 2010	—	$—
Granted(1)	5,739,140	1.30
Vested(3)(4)	(326,574)	1.30
Forfeitures	(350,592)	1.30

Nonvested at December 31, 2011	5,061,974	$1.30
Granted	1,020,000	4.95
Vested(3)(4)	(279,750)	1.30
Forfeitures	(1,230,966)	1.30

Nonvested at December 31, 2012	4,571,258	$2.16

(1)	Includes 100,000 of stock options that were not granted under the Equity Incentive Plan, but are subject to certain terms of the Equity Incentive Plan.
(2)	Exercise price was retroactively adjusted to reflect the equitable adjustment of $3.71 per share as discussed below.
(3)	Amount of options exercisable as of December 31, 2012 and 2011, respectively. The weighted average remaining contractual term of these options is 7.85 years and 8.75 years as of December 31, 2012 and 2011, respectively.
(4)	At December 31, 2012 and 2011, the aggregate intrinsic value amounted to $1.6 million and $1.2 million, respectively.

In connection with the cash dividend declared on December 18, 2012, the board of directors of EVERTEC, Inc. approved an equitable adjustment to stock options previously granted as required by the Plan payable in form of a one-time cash bonus to holders of vested options for shares of common stock in the amount of $0.69 per share, which in the case of vested options was on December 21, 2012 and in the case of unvested options will be paid in the future as the options vest, subject to certain conditions. Accordingly, $2.8 million was recognized as other long-term liabilities related the accrual of the unvested portion of the stock options.

As a result of the cash dividend, on May 9, 2012, the board of directors of EVERTEC, Inc. approved an equitable adjustment to stock options previously granted as required by its Equity Incentive Plan in order to reduce the exercise price of the outstanding options granted under or subject to the terms of the Plan by $3.71 per share. This adjustment to the exercise price did not impact the compensation expense recognized by the Company for the year ended December 31, 2012 or the maximum unrecognized cost.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Management uses the fair value method of recording stock-based compensation as described in the guidance for stock compensation in ASC topic 718. The fair value of the stock options granted during 2011 and 2012 was estimated using the Black-Scholes-Merton (“BSM”) option pricing model for Tranche A options granted under the Equity Incentive Plan and the Monte Carlo simulation analysis for Tranche B and Tranche C options, with the following assumptions:

	Years ended December 31,
	2012	2011
	Stock options granted under the Stock Incentive Plan	Stock options granted under the Stock Incentive Plan	Stock options not granted under the Stock Incentive Plan
Stock Price(1)	$5.19 per share	$1.30 per share	$1.30 per share
Risk-free rate	0.59%	2.14%	2.06%
Expected volatility	31.12%	35.00%	35.00%
Expected annual dividend yield	0.00%	0.00%	0.00%
Expected term	3.87 years	4.60 years	4.49 years

(1)	As discussed above, on May 9, 2012 an equitable adjustment to stock options was approved with caused a reduction of $3.71 per share of the exercise price of the outstanding options. Accordingly, the stock price presented above reflects this equitable adjustment for both periods as applicable.

The risk-free rate is based on the U.S. Constant Maturities Treasury Interest Rate as of the grant date. The expected volatility is based on a combination of historical volatility and implied volatility from public trade companies in our industry. The expected annual dividend yield is based on management’s expectations of future dividends as of the grant date. The expected term is based on the vesting time of the options.

The following table summarizes the nonvested restricted shares activity for the years ended December 31, 2012 and 2011:

Nonvested restricted shares	Shares	Weighted-average grant date fair value
Nonvested at December 31, 2010	—	$—
Granted	160,000	5.00
Vested(1)	(33,884)	5.00

Nonvested at December 31, 2011	126,116	5.00
Granted	29,292	8.54
Vested(1)	(86,128)	5.00

Nonvested at December 31, 2012	69,280	$6.50

(1)	At December 31, 2012 and 2011, the aggregate intrinsic value amounted to $0.2 million and $0.1 million, respectively.

Share-based compensation recognized was as follows:

	Year ended December 31,
(Dollar amounts in thousands)	2012	2011
Share-based compensation recognized, net
Stock options, net of income tax expense of $62 and $214	$595	$714
Restricted shares, net of income tax expense of $47 and $51	609	170

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The maximum unrecognized cost for stock options was $6.7 million as of December 31, 2012, which includes $1.8 million, $2.5 million and $2.4 million related to Tranche A, Tranche B and C options, respectively. The Company did not recognize share-based compensation expense related to Tranche B and C options as vesting was not considered probable. The cost is expected to be recognized over a weighted average period of 3.11 years.

The maximum unrecognized compensation cost for restricted stock was $0.3 million as of December 31, 2012. The cost is expected to be recognized over a weighted average period of 0.38 years.

Note 15—Employee Benefit Plan

Employee savings and investment plan

EVERTEC, Inc. Puerto Rico Savings and Investment plan was established (“the EVERTEC Savings Plan”), a defined contribution savings plan qualified under section 1165(e) of the Puerto Rico Internal Revenue Code. Investments in the plan are participant directed, and employer matching contributions are determined based on specific provisions of the EVERTEC Savings Plan. Employees are fully vested in the employer’s contributions after five years of service. For the year ended December 31, 2012 and 2011, the costs incurred under the plan amounted to approximately $0.6 million for both periods.

Note 16—Total Other Expenses

For the year ended December 31, 2012, other expenses primarily comprised of $8.8 million associated with the issuance of additional debt and $2.2 million of personnel separation charges, partially offset by $1.3 related to a gain in foreign exchange transactions of Latin America operations.

For the year ended December 31, 2011, other expenses includes $14.5 million related to a one-time separation charge of the Voluntary Retirement Program (“VRP”) offered by the Company to all employees who were at least 50 years of age and with a minimum of 15 years of service by December 31, 2011, $2.2 million relating to the refinancing of our senior secured credit facilities, $1.2 million related to a gain in foreign exchange transactions of Latin America operations and a non-recurring and non-cash loss of $1.2 million from the settlement of the derivatives related to our acquisition of a 19.99% equity interest in CONTADO from Popular.

For the years ended December 31, 2012 and 2011, other expenses also includes a gain of $1.0 million and a loss of $0.3 million, respectively, related to the fair value adjustment of certain indemnification assets, software reimbursements and derivative assets only in 2011 (see Note 12).

Note 17—Income Tax

On April 17, 2012, as explained in Note 1, EVERTEC, LLC was converted from a Puerto Rico corporation into a Puerto Rico limited liability company in order to take advantage of recent changes to the PR Code that allow limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. As a result of the Conversion, EVERTEC, LLC’s taxable income from its Puerto Rico operations flows through to its direct parent company and therefore to EVERTEC, Inc.

EVERTEC, LLC, Holdings and EVERTEC, Inc. entered into a Tax Payment Agreement pursuant to which the EVERTEC, LLC is obligated to make certain payments to Holdings or EVERTEC, Inc. for taxable periods or portions thereof occurring on or after April 17, 2012 (the “Effective Date”). Under the Tax Payment Agreement, EVERTEC, LLC will make payments with respect to any and all taxes (including estimated taxes) imposed under

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

the laws of Puerto Rico, the United States of America and any other jurisdiction or any political (including municipal) subdivision or authority or agency in Puerto Rico, the United States of America or such other jurisdiction, that would have been imposed on EVERTEC, LLC if EVERTEC, LLC had been a corporation for tax purposes of that jurisdiction, together with all interest and penalties with respect thereto (“Taxes”), reduced by taking into account any applicable net operating losses or other tax attributes of Holdings or EVERTEC, Inc. that reduce Holdings’ or EVERTEC, Inc.’s taxes in such period. The Tax Payment Agreement provides that the payments thereunder shall not exceed the net amount of Taxes that Holdings and EVERTEC, Inc. actually owe to the appropriate taxing authority for a taxable period. Further, the Tax Payment Agreement provides that if Holdings or EVERTEC, Inc. receives a tax refund attributable to any taxable period or portion thereof occurring on or after the Effective Date, EVERTEC, Inc. shall be required to recalculate the payment for such period required to be made by EVERTEC, LLC to Holdings or EVERTEC, Inc. If the payment, as recalculated, is less than the amount of the payment EVERTEC, LLC already made to Holdings or EVERTEC, Inc. in respect of such period, Holdings or EVERTEC, Inc. shall promptly make a payment to EVERTEC, LLC in the amount of such difference.

The components of income tax benefit consisted of the following:

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Current tax provision (benefit)	$6,910	$(7,144)
Deferred tax benefit	(66,568)	(22,083)

Income tax benefit	$(59,658)	$(29,227)

For the year ended December 31, 2011, the Company recognized a reduction in its deferred tax liability of $27.6 million as a result of the approval in January 2011 of the new Puerto Rico Internal Revenue Code, which provides for a reduction in the statutory tax rates from 39% to 30%.

The Company conducts operations in Puerto Rico and certain countries throughout the Caribbean and Latin America. As a result, the income tax benefit includes the effect of taxes paid to the Puerto Rico government as well as foreign jurisdictions. The following table presents the segregation of income tax benefit based on location of operations:

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Current tax provision (benefit)
Puerto Rico	$4,661	$(9,521)
United States	622	385
Foreign countries	1,627	1,992

Total current tax provision (benefit)	$6,910	$(7,144)

Deferred tax benefit
Puerto Rico	$(65,822)	$(21,479)
United States	(38)	—
Foreign countries	(708)	(604)

Total deferred tax benefit	$(66,568)	$(22,083)

Taxes payable to foreign countries by EVERTEC’s subsidiaries will be paid by such subsidiary and the corresponding liability and expense will be presented in EVERTEC’s consolidated financial statements.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2012, the Company has reported $8.3 million of unremitted earnings for foreign subsidiaries in the consolidated statement of income and comprehensive income. The Company had not recognized a deferred tax liability on undistributed earnings for our foreign subsidiaries, because these earnings are intended to be permanently reinvested. The amount of the unrecognized deferred tax liability depends on judgment required to analyze the withholding tax due, the applicable tax law and factual circumstances in effect at the time of any such distributions, therefore, we believe it is not practicable at this time to reliably determine the amount of unrecognized deferred tax liability related to the Company’s undistributed earnings. If circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the next twelve months and income taxes have not been recognized by the parent entity, the parent entity shall accrue as an expense of the current period income taxes attributable to that remittance.

On October 19, 2012, EVERTEC, LLC was granted with an additional tax exemption under the Tax Incentive Act No. 73 of 2008. Under this grant, EVERTEC, LLC will benefit from a preferential income tax rate on industrial development income, as well as from tax exemptions with respect to its municipal and property tax obligations for certain activities derived from its data processing operations in Puerto Rico. The grant has a term of 15 years effective as of January 1, 2012 with respect to income tax obligations and January 1, 2013 with respect to municipal and property tax obligations.

The grant establishes a base taxable income amount with respect to EVERTEC, LLC’s industrial development income, which amount will continue to be subject to the ordinary income tax rate under existing law. Applicable taxable income in excess of the established base taxable income amount will be subject to a preferential rate of 4%. The base taxable income amount will be ratably reduced to zero by the fourth taxable year at which point all of EVERTEC, LLC’s applicable industrial development income will be taxed at the preferential rate of 4% for the remaining period of the grant. The grant also establishes a 90% exemption on certain real and property taxes and a 60% exemption on municipal taxes, in each case imposed on EVERTEC, LLC. In addition, distributions to stockholders by EVERTEC, Inc. of the industrial development income will not be subject to Puerto Rico tollgate taxes.

The grant contains customary commitments, conditions and representations that EVERTEC, LLC will be required to comply with in order to maintain the grant. The more significant commitments include: (i) maintaining at least 750 employees in EVERTEC, LLC’s Puerto Rico data processing operations during 2012 and at least 700 employees for the remaining years of the grant; and (ii) investing at least $200.0 million in building, machinery, equipment or computer programs to be used in Puerto Rico during the effective term of the grant (to be made in $50.0 million increments over four year capital investment cycles). Failure to meet the requirements could result, among other things, in reductions in the benefits of the grant or revocation of the grant in its entirety, which could result in EVERTEC, Inc. paying additional taxes or other payments relative to what such parties would be required to pay if the full benefits of the grant are available. In addition, the protection from Puerto Rican tollgate taxes on distributions to stockholders may be lost.

On October 11, 2011, the Puerto Rico Government approved a grant under Tax Incentive Law No. 73 of 2008, retroactively to December 1, 2009. Under this grant, activities derived from consulting and data processing services provided outside Puerto Rico are subject to a preferred rate that declines gradually from 7% to 4% by December 1, 2013. After this date, the rate remains at 4% until its expiration in November 1, 2024. For the years ended December 31, 2012 and 2011, income subject to the exemption amounted to $1.5 million and $4.9 million, respectively.

In addition, EVERTEC, LLC has a base tax rate of 7% on income derived from certain development and installation service in excess of a determined income for a 10-year period from January 1, 2008. For the year

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

ended December 31, 2012, the income subject to this exemption amounted to $0.2 million. No income was subject to the exemption for years prior to 2012 since the income covered by the decree did not exceed the determined base income amount.

The following table presents the components of the Company’s deferred tax assets and liabilities:

	December 31,
(Dollar amounts in thousands)	2012	2011
Deferred tax assets
Allowance for doubtful accounts	$307	$540
Net operating loss	7,141	10,444
Unfavorable contract liability	—	211
Other temporary assets	399	909

Total gross deferred tax assets	7,847	12,104

Deferred tax liabilities (“DTL”)
Deferred compensation	$768	$2,915
Difference between the assigned values and the tax basis of assets and liabilities recognized in purchase	28,871	90,766
Debt issue cost	2,353	8,513
Other temporary liabilities	(333)	218

Total gross deferred tax liabilities	31,659	102,412

Deferred tax liability, net	$(23,812)	$(90,308)

Pursuant to the provision of the PR Code, net operating losses can be carried forward for a period of ten taxable years. The net operating loss carried forward outstanding at December 31, 2012 expires in 2020.

Specific tax indemnification obligations were agreed under the Merger Agreement: (i) to the extent EVERTEC has incurred taxes already paid by Popular at or prior to the closing related to the post-closing period, EVERTEC is required to reimburse Popular for these prepaid taxes; and (ii) to the extent EVERTEC has incurred taxes payable after closing related to the pre-closing period, Popular is required to reimburse EVERTEC for such taxes.

The Company recognizes in its financial statements the benefits of tax return positions if it is more likely than not to be sustained on audit based on its technical merits. On a quarterly basis, EVERTEC evaluates its tax positions and revises its estimates accordingly. The Company records accrued interest, if any, to unrecognized tax benefits in income tax expense, while the penalties, if any reported in operating costs and expenses. For the years ended December 31, 2012 and 2011, the Company accrued $0.2 million and $0.3 million for potential payment of interest based on an average 10% interest rate, respectively. As of December 31, 2010, the Company had not accrued any amount for potential payment of penalties and interest. At December 31, 2012 and 2011, EVERTEC had a liability for unrecognized tax benefits of $0.8 million and $1.5 million, respectively, which, if recognized in the future, would impact EVERTEC’s effective tax rate.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The reconciliation of unrecognized tax benefits, including accrued interest, was as follows:

(Dollar amounts in thousands)
Balance as of December 31, 2010	$1,222
Accrued estimated interest	281

Balance as of December 31, 2011	1,503
Foreign currency translation adjustment	7
Reversal of tax uncertainties reserve	(707)
Accrued estimated interest	25

Balance as of December 31, 2012	$828

The income tax benefit differs from the amount computed by applying the Puerto Rico statutory income tax rate to the income before income taxes as a result of the following:

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Computed income tax at statutory rates	$5,313	$(1,504)
Benefit of net tax-exempt interest income	(13)	(23)
Benefit of net tax-exempt dividend income	—	(620)
Non taxable loss on settlement of derivative asset	—	420
Tax expense (benefit) due to a change in estimate	320	(2,416)
Adjustment to DTL due to changes in enacted tax rate and tax grant	(66,423)	(23,813)
Effect of net operating losses in effective tax rate	1,012	—
Differences in tax rates due to multiple jurisdictions	720	285
Effect of income subject to tax-exemption grant	(58)	(1,737)
Reversal of tax uncertainties reserve	(707)	—
Fair value adjustment of indemnification assets	340	(288)
Tax expense of CONTADO dividend	—	81
Tax uncertainties reserve	—	250
Other	(162)	138

Income tax benefit	$(59,658)	$(29,227)

As of December 31, 2012, the statute of limitations for all tax years prior to 2007 expired for the Company in Puerto Rico, subsequent years are subject to review by the Puerto Rico Treasury Department. For the subsidiaries in Costa Rica the statute of limitations for all tax years prior to 2009 expired and subsequent years are subject to review by their government authorities.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 18—Net Income Per Common Share

The reconciliation of the numerator and the denominator of the earnings per common share is as follows:

	Years ended December 31,
(Dollar amounts in thousands, except per share data)	2012	2011
Net income	$77,366	$24,214

Weighted average common shares outstanding	72,707,542	72,543,500
Weighted average potential dilutive common shares (1)	3,649,966	710,298

Weighted average common shares outstanding—assuming dilution	76,367,508	73,253,798

Net income per common share—basic	$1.06	$0.33

Net income per common share—diluted	$1.01	$0.33

Pro forma net income per common share—basic (2)	$0.98

Pro forma net income per common share—diluted (2)	$0.94

(1)	Potential common shares consist of common stock issuable under the assumed exercise of stock options and restricted stock awards using the treasury stock method.
(2)	Pro forma net income per common share basic and diluted includes 6,250,000 as incremental shares being offered in the initial public offering. These amounts are unaudited.

Note 19—Related Party Transactions

The following table presents the Company’s transactions with related parties for each of the period presented below:

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Total revenues(1)(2)	$155,112	$149,670

Selling, general and administrative expenses
Rent and other fees(3)	$11,319	$11,841

Interest earned from and charged by affiliate
Interest income	$222	$627

Interest expense(4)	$7,476	$8,440

Other expenses(5)	$—	$1,700

(1)	As discussed below, all services to Popular, its subsidiaries and affiliates are governed by the Master Services Agreement (“MSA”) under which EVERTEC, LLC has a contract to provide such services for at least 15 years on an exclusive basis for the duration of the agreement on commercial terms consistent with historical pricing practices among the parties. Total revenues from Popular represent 44% and 46% of total revenues for each of the periods presented above.
(2)	Includes revenues generated from investee accounted for under the equity method (CONTADO) of $3.7 million and $2.5 million for the years ended December 31, 2012 and 2011, respectively.
(3)	Includes management fees paid to stockholders amounting to $3.7 million and $3.2 million for the years ended December 31, 2012 and 2011, respectively.
(4)	Interest expense for the years ended December 31, 2012 and 2011 is related to interest accrued related to our senior secured term loan and senior notes held by Popular.
(5)	On December 31, 2011, EVERTEC, LLC entered into a (“Settlement Agreement”) with Popular in order to settle any claims among the parties related to the Closing Statement or the Working Capital True-Up Amount. In accordance with the Settlement Agreement, we made a payment of $1.7 million to Popular.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2012 and 2011, the Company had the following balances arising from transactions with related parties:

	December 31,
(Dollar amounts in thousands)	2012	2011
Cash and restricted cash deposits in affiliated bank	$16,924	$52,613

Indemnification assets from Popular reimbursement(1)
Accounts receivable	$2,157	$2,553

Other long-term assets	$3,942	$5,212

Liability related to contract with Popular(2)
Accounts payable	$—	$703

Other due to/from affiliates
Accounts receivable	$19,587	$16,375

Accounts payable	$6,564	$3,036

Long-term debt	$90,186	$90,186

(1)	Recorded in connection with (a) reimbursement from Popular regarding services the Company provides to certain customers of Popular at preferential prices and (b) reimbursement from Popular regarding certain software license fees. For the years ended December 31, 2012 and 2011, the Company received $6.1 million and $7.1 million, respectively, related to these reimbursements.
(2)	Represents contract liability to provide certain services to a customer of Popular that expired on February 2012.

The balance of cash and restricted cash deposits in an affiliated bank was included within the cash and restricted cash line items in the accompanying consolidated balance sheets. Due from affiliates mainly included the amounts outstanding related to processing and information technology services billed to Popular subsidiaries according to the terms of the MSA. This amount was included in the accounts receivable, net in the consolidated balance sheets.

Upon the Merger, Holdings and the Company entered into a consulting agreement whereby the Company agreed to reimburse Apollo and Popular for certain expenses and an annual management fee of the greater of (i) $2.0 million and (ii) 2% of EVERTEC, LLC EBITDA, in total in exchange for which Holdings and EVERTEC, LLC will receive certain advisory services from Apollo and Popular.

The Company was entitled to receive reimbursements from Popular regarding services the Company provides to certain customers of Popular at a preferential price for a period of approximately 17 months from the closing date of the Merger. As of the Merger date, the Company recorded $5.6 million as an expected reimbursement asset from Popular at fair value related to this subsidy. The Company also recorded an unfavorable contract liability at fair value of $10.1 million related to the contract with one of Popular’s client. During 2012, the service terms related to those clients expired which caused the elimination of related asset and liability from the consolidated balance sheets. Gains and losses related to the reimbursement asset are included within the other expenses caption in the accompanying consolidated statements of income and comprehensive income. See Note 12.

In addition, the Company is entitled to receive reimbursements from Popular regarding certain software license fees if such amounts exceed certain amounts for a period of five years from the closing date of the Merger. As a result of this agreement, the Company recorded approximately $11.2 million as a software reimbursement asset at fair value as of the Merger date. At December 31, 2012 and 2011, the current portion of said asset of $2.2 million for both periods is included within the accounts receivable, net caption and the long-

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

term portion of $3.9 million and $5.2 million, respectively, is included in the other long-term assets caption in the accompanying consolidated balance sheets. Gains and losses related to the asset are included within the other expenses caption in the accompanying consolidated statements of income and comprehensive income. See Note 12.

From time to time, EVERTEC, LLC obtains performance bonds from insurance companies covering the obligations of EVERTEC, LLC under certain contracts. Under the Merger Agreement, Popular is required to, subject to certain exceptions, cause the then outstanding performance bonds to remain outstanding or replace such bonds as needed for five years from the closing date of the Merger. EVERTEC, LLC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC, LLC is required to reimburse Popular for payment of premiums and related charges and indemnification of Popular for certain losses, in case EVERTEC, LLC fails to perform or otherwise satisfy its obligations covered by such performance bonds.

As of December 31, 2012, EVERTEC CR has a credit facility with Popular for $2.9 million, under which a letter of credit of a similar amount was issued. EVERTEC, LLC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC, LLC is required to indemnify Popular for losses, in case EVERTEC, LLC fails to honor these letters of credit.

Note 20—Commitments and Contingencies

The Company leases certain facilities and equipment under operating leases. Most leases contain renewal options for varying periods. Future minimum rental payments on such operating leases at December 31, 2012 are as follows:

(Dollar amounts in thousands)	Unrelated parties	Related party	Minimum future rentals
2013	$806	$3,858	$4,664
2014	636	3,973	4,609
2015	484	1,001	1,485
2016	314	—	314
2017 and thereafter	118	—	118

	$2,358	$8,832	$11,190

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is recorded as a deferred rent obligation. Total deferred rent obligation as of December 31, 2012 and 2011 amounted to $0.3 million and $0.5 million, respectively, and is included within the accounts receivable, net caption in the accompanying consolidated balance sheets.

Rent expense of office facilities and real estate for the years ended December 31, 2012 and 2011 amounted to $7.8 million and $7.9 million, respectively. Also, rent expense for telecommunications and other equipment for the years ended December 31, 2012 and 2011 amounted to $7.1 million and $7.7 million, respectively.

In the ordinary course of business, the Company may enter in commercial commitments. As of December 31, 2012, we have an outstanding a letter of credit of $0.7 million with a maturity of less than three months.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

EVERTEC is a defendant in a number of legal proceedings arising in the ordinary course of business. Based on the opinion of legal counsel, management believes that the final disposition of these matters will not have a material adverse effect on the business, results of operations or financial condition of the Company. The Company has identified certain claims in which a loss may be incurred, but in the aggregate the loss would be minimal. For other claims, where the proceedings are in an initial phase, the Company is unable to estimate the range of possible loss for such legal proceedings. However, the Company at this time believes that any loss related to these latter claims will not be material.

Note 21—Segment Information

The Company operates in three business segments: merchant acquiring, payment processing and business solutions.

The merchant acquiring segment consists of revenues from services that allow merchants to accept electronic methods of payment. In the merchant acquiring segment, revenues include a discount fee and membership fees charged to merchants, debit network fees and rental income from point-of-sale (“POS”) devices and other equipment, net of credit card interchange and assessment fees charged by credit cards associations (such as VISA or MasterCard) or payment networks. The discount fee is generally a percentage of the transaction value. We also charge merchants for other services that are unrelated to the number of transactions or the transaction value.

The payment processing segment revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, including related services such as authorization, processing, management and recording of ATM and POS transactions, and ATM management and monitoring. Payment processing revenues also include revenues from card processing services (such as credit and debit card processing, authorization and settlement and fraud monitoring and control to debit or credit issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and electronic benefit transfer (“EBT”) (which principally consist of services to the Puerto Rico government for the delivery of government benefits to participants).

For ATH network and processing services, revenues are primarily driven by the number of transactions processed. Revenues are derived primarily from network fees, transaction switching and processing fees, and the selling and leasing POS devices. For card issuer processing, revenues are primarily dependent upon the number of cardholder accounts on file, transactions and authorizations processed, the number of cards embossed and other processing services. For EBT services, revenues are primarily derived from the number of beneficiaries on file.

In September 2012, the Company renamed the transaction processing segment to payment processing segment. The change of name does not constitute a change in the segment composition.

The business solutions segment consist of revenues from a full suite of business process management solutions in various product areas such as core bank processing, network hosting and management, IT professional services, business process outsourcing, item processing, cash processing, and fulfillment. Core bank processing and network services revenues are derived in part from a recurrent fee and from fees based on the number of accounts on file (i.e. savings or checking accounts, loans, etc) or computer resources utilized. Revenues from other processing services within the business solutions segment are generally volume-based and depend on factors such as the number of accounts processed.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company’s business segments are organized based on the nature of products and services. The Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources.

Management evaluates the operating results of each of its reportable segments based upon revenues and operating income. Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by earnings. As such, segment assets are not disclosed in the notes to the accompanying consolidated and combined financial statements.

The following tables set forth information about the Company’s operations by its three business segments for the periods indicated:

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Other		Total
Year ended December 31, 2012
Revenues	$69,591	$116,019	$177,292	$(21,218	)(1)	$341,684
Income from operations	33,836	53,682	39,845	(47,717	)(2)	79,646
Year ended December 31, 2011
Revenues	61,997	105,184	173,434	(19,493	)(1)	321,122
Income from operations	30,258	45,031	36,690	(49,464	)(2)	62,515

(1)	Represents the elimination of intersegment revenues for services provided by the payment processing segment to the merchant acquiring segment, and other miscellaneous intersegment revenues.
(2)	Represents certain incremental depreciation and amortization expenses generated as a result of the Merger non-recurring compensation and benefits expenses and professional fees.

The reconciliation of income from operations to consolidated net income is as follows:

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Segment income from operations
Merchant acquiring	$33,836	$30,258
Payment processing	53,682	45,031
Business solutions	39,845	36,690

Total segment income from operations	127,363	111,979
Merger related depreciation and amortization and other unallocated expenses(1)	(47,717)	(49,464)

Income from operations	$79,646	$62,515

Interest expense, net	(54,011)	(50,160)
Earnings of equity method investment	564	833
Other expenses	(8,491)	(18,201)
Income tax benefit	59,658	29,227

Net income	$77,366	$24,214

(1)	Represents certain incremental depreciation and amortization expenses generated as a result of the Merger non-recurring compensation and benefits expenses and professional fees.

EVERTEC, Inc.

Notes to Consolidated Financial Statements—(Continued)

The geographic segment information below is classified based on the geographic location of the Company’s subsidiaries:

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Revenues(1)
Puerto Rico	$294,479	$281,392
Caribbean	16,280	13,051
Latin America	30,925	26,679

Total revenues	$341,684	$321,122

(1)	Revenues are based on subsidiaries’ country of domicile.

Major customers

For the years ended December 31, 2012 and 2011, the Company had one major customer which accounted for approximately $151.4 million or 44% and $147.1 million or 46%, respectively, of total revenues. See Note 19.

Our next largest customer, the Government of Puerto Rico, consolidating all individual agencies and public corporations, represented 9% and 11% of our total revenues for the years ended December 31, 2012 and 2011, respectively.

Note 22—Subsequent Events

The Company evaluated subsequent events through the date that these audited financial statements were issued. There were no additional subsequent events requiring disclosure, other than the disclosure below.

Sense. On January 1, 2013, Sense Software International Corp. and EVERTEC Group entered into a Plan of Liquidation and Dissolution (the “Plan”). As a result of this Plan, Sense’s assets and liabilities were transferred to EVERTEC Group.

Schedule I

EVERTEC, Inc.

Condensed Financial Statements

Parent Company Only

Condensed Balance Sheets

	December 31,
(Dollar amounts in thousands)	2012	2011
Assets
Current assets:
Cash	$557	$2,677
Prepaid expenses and other assets	6,378	—
Deferred tax asset	1,396	8,294

Total current assets	8,331	10,971
Investment in subsidiaries, at equity	133,325	353,055
Long-term deferred tax asset	—	2,150
Other long-term assets	2,847	—

Total assets	$144,503	$366,176

Liabilities and stockholders’ equity
Current liabilities:
Accrued liabilities	$1,414	$—

Total current liabilities	1,414	—
Long-term deferred tax liability, net	17,787	—
Other long-term liabilities	2,847	—

Total liabilities	22,048	—

Stockholders’ equity:
Common stock	728	726
Additional paid-in capital	52,155	363,130
Accumulated earnings	70,414	3,638
Accumulated other comprehensive loss, net of tax of $0 and $13	(842)	(1,318)

Total stockholders’ equity	122,455	366,176

Total liabilities and stockholders’ equity	$144,503	$366,176

Condensed Statements of Income and Comprehensive Income

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Non-operating income (expenses)
Equity in earnings of subsidiaries	$95,382	$28,004
Interest income	5	37
Other expenses	(374)	—

Total non-operating income (expenses)	95,013	28,041
Income before income taxes	95,013	28,041
Income tax expense	17,646	3,827

Net income	77,367	24,214
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	476	(1,176)

Total comprehensive income	$77,843	$23,038

Condensed Statements of Cash Flows

	Years ended December 31,
(Dollar amounts in thousands)	2012	2011
Cash flows from operating activities	$317,389	$36

Cash flows from financing activities
Dividends paid	(319,959)	—
Issuance of common stock	450	2,641

Net cash (used in) provided by financing activities	(319,509)	2,641

Net (decrease) increase in cash	(2,120)	2,677
Cash at beginning of the period	2,677	—

Cash at end of the period	$557	$2,677

Supplemental disclosure of non-cash activities:
Transfer of prepaid income taxes from subsidiary	$6,719	$—
Liability related to unvested portion of stock options as a result of equitable adjustment (Note 14)	3,151	—

On December 18, 2012, the parent company received a cash distribution from Holdings of approximately $50.3 million and used the proceeds of such distribution to pay a dividend to its stockholders and to pay an equitable adjustment to holders of vested options. The Board approved an equitable adjustment to stock options payable in form of a one-time cash bonus to holders of vested options and in the case of unvested options will be paid as the options vest.

On May 9, 2012, the parent company received a cash distribution from Holdings of approximately $269.8 million and used the proceeds of such distribution to pay a dividend to its stockholders. The Board approved an equitable adjustment to stock options in order to reduce the exercise price of the outstanding stock options.

20,000,000 Shares

EVERTEC, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	J.P. Morgan

Morgan Stanley	Deutsche Bank Securities	BofA Merrill Lynch	Credit Suisse	UBS Investment Bank

William Blair	Apollo Global Securities	Popular Securities

September 12, 2013